Marubeni CORPORATION

06018845

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance

Date: 2006/11/24

SUPPL

Re: Company Information of **Marubeni Corporation**, file no. ***82-616***

With regard to the exemption relating to certain foreign issuers under **Rule 12g3-2(b)**, we are pleased to submit our latest company information as enclosed. We would be grateful if you could check on the enclosed and keep it in your file. Thank you.

*Financial Results for the 1st Half of FY2006 (US GAAP Basis)
*Outline of Financial Results for the 1st Half of FY2006
*Summary of Consolidated Financial Results for the 1st Half of FY2006
*Annual Report 2006
*CSR Report 2006

*News Releases

Investor Relations Section
Finance Dept.
Marubeni Corporation

11/29

Marubeni Corporation
1-4-2 Ote-machi
Chiyoda-ku, Tokyo
100-8088 JAPAN
tel: +81 3 3282-2416 fax: +81 3 3282-2331
http://www.marubeni.com

82-616

Marubeni CORPORATION

News

Marubeni acquired Distributed Generation Facilities and Biomass Renewable Power Plant in US; Aiming to aggressively invest in Distributed Generation based Energy Service Business

Marubeni Corporation
Aug 11, 2006

Marubeni today announced that it has purchased distributed generation facilities which provide energy services to end users at commercial buildings and industrial plants, and a biomass renewable energy power plant, from a US private equity fund and DG Energy Solutions, LLC (a US energy project developer). The facilities are located in California, New York, New Jersey, Rhode Island, Pennsylvania and Oregon. The equivalent electric generating capacity of these facilities is approx. 45 megawatts (MW).

The acquired facilities include a power, steam, and chilled water supply facility for a large shopping mall (Kings Plaza Project), a district chilled water supply facility (Portland District Cooling Project), a co-generation facility for a Japanese chemical company, and chilled water and central plant facilities for a university and movie studio (Kingston Project), and a biomass power plant providing renewable energy to a large California electric utility (Fairhaven Project).

Marubeni is the first Japanese company to enter this type of energy supply business with distributed generation facilities, and it is aiming to expand the business in North America to more than 100 MW within less than three years. Marubeni plans to increase its renewable energy portfolio from its current 900 MW, among its total power generation assets of 8,000 MW. Marubeni believes its experience and expertise in global power business enables it to achieve the target expansion.

Since the last California energy crisis, the US power sector is facing serious problem of tight capacity reserve margin, particularly in the West Coast and Northeast area. This, together with the escalating crude oil and natural gas market prices, make energy efficiency and conservation the most important agenda of the energy policy for states in these regions. An energy supply business based on distributed generation facilities can contribute to energy efficiency and conservation through supplying energy to end users in an efficient manner, matching actual consumption patterns and avoiding transmission losses.

Renewable energy contributes to lower fossil fuel dependency and facilitates US energy independence. Renewable Energy is also important to help alleviate global warming and to promote sustainable economic growth.

Marubeni has established the New Technology & Renewable Energy Department, aiming to explore and pursue energy efficiency and renewable energy business opportunities worldwide. It recognizes this present acquisition as an important opportunity to expand its business in the US and eventually in Japan and China as targeted regional markets. In the US, Marubeni plans to promote energy service to Japanese manufacturers having its facilities in the US.

82-616

Marubeni CORPORATION

News

MARUBENI AND PARTNERS AWARD FRONT END ENGINEERING AND DESIGN CONTRACT FOR TRAIN 2 LNG PROJECT IN EQUATORIAL GUINEA

Marubeni Corporation
Aug 23, 2006

Marubeni Gas Development Co., Ltd., a wholly-owned subsidiary of Marubeni Corporation, a wholly owned subsidiary of Marathon Oil Corporation, Sonagas, the National Gas Company of Equatorial Guinea and Mitsui & Co., Ltd., ("the Shareholders") in Equatorial Guinea LNG Company Limited (EG LNG Co), announced today that the companies have awarded a front end engineering and design (FEED) contract to Bechtel for initial work related to a potential second Liquefied Natural Gas (LNG) train on Bioko Island, Equatorial Guinea. The FEED work is expected to be completed by the end of the first quarter 2007.

The scope of the FEED work for the potential 4.4 million metric tonnes per year Train 2 project includes feed gas metering, liquefaction, refrigeration, ethylene storage, boil off gas compression, product transfer to storage and LNG product metering.

The Shareholders believe that Equatorial Guinea has the potential of serving as a regional gas hub, providing a means to commercialize the large volumes of stranded natural gas offshore Equatorial Guinea and other significant gas resources in the Gulf of Guinea. This gas can be converted to LNG via a multi-train LNG complex and then shipped to the consuming markets in the Atlantic Basin where demand for environmentally friendly natural gas is expected to continue to grow.

Key to the construction of Train 2 is securing long term gas supply agreements with the owners of surrounding gas resources. At this time, the Shareholders are in discussions with gas resource holders in Equatorial Guinea, Nigeria and Cameroon to secure the necessary gas supply. Upon securing adequate gas supplies and completion of the FEED, the companies expect that a decision whether to proceed with Train 2 will be made during 2007.

Currently, EG LNG Co., is ahead of schedule in constructing the LNG Train 1 project which will have a capacity of 3.4 million metric tonnes of LNG per year, and which is scheduled to begin first shipments of LNG during the middle of 2007. As of the end of the second quarter of this year, the project was 87 percent complete on an engineering, procurement and construction basis.

Interest holders in EG LNG Co are Marathon, with a 60 percent interest, Sonagas, the National Gas Company of Equatorial Guinea, with a 25 percent interest, as well as Marubeni Gas Development Co., Ltd., and Mitsui & Co., Ltd., which hold the remaining 6.5 percent and 8.5 percent interest, respectively.

82-616

Marubeni CORPORATION

News

Capital and Business Alliance between Daiei, Inc. and Aeon Co., Ltd.

Marubeni Corporation
Oct 13, 2006

Marubeni Corporation ("Marubeni") and Daiei, Inc. ("Daiei") are pleased to announce that Marubeni, Daiei and Aeon Co.,Ltd("Aeon") agreed today to commence negotiations on a capital and business alliance between Daiei and Aeon.

Daiei has steadily been promoting structural reform and implementing measures to strengthen business capabilities under a program run by the Industrial Revitalization Corporation of Japan. In August, Marubeni became Daiei's largest shareholder, and a new management system commenced on October 6. Since then, Marubeni and Daiei have been endeavoring to enhance Daiei's business capabilities and improve its financial standing to swiftly establish a new Daiei .

We have also been considering the need to form a capital and business alliance with a business partner specializing in retail distribution to expedite our efforts to further strengthen the business base of Daiei and enhance corporate value. Therefore Daiei and Marubeni have been discussing the issue with candidate partners and as a result, we decided that Aeon was the most suitable partner so that we can respect each other's goodwill and keep Daiei independent, and at the same time, motivate employees and newly create the assortment of goods and sales floors to satisfy Daiei's customers. Daiei and Aeon will share infrastructure and know-how and pursue synergy, to raise the efficiency of Daiei's operations and expand its business.

The three companies will discuss the following issues to enter into a capital and business alliance by March 2007. We appreciate the continuing support of customers and business partners.

Issues

1.
Items to be studied: the three companies will promptly establish a Business Alliance Exploratory Committee and discuss a business alliance between Daiei and Aeon, in the following:
(1) Jointly procuring national brand products and jointly developing private brand products
(2) Sharing information and logistics systems and developing common systems
(3) Jointly procuring indirect consumable materials, fixtures, etc.
(4) Providing and sharing know-how to improve the efficiency of back office operations

2.
Share transfer:
(1) Discussing a transfer of about 15% of Daiei Preferred Shares held by Marubeni
(2) Discussing a transfer of about 20% of the Maruetsu stock held by Daiei
Share transfers will be discussed based on the assumption that Daiei and Aeon agreeon a business alliance.

3.
Deadline: March 31, 2007 (exclusive negotiating rights)

82-616

Marubeni CORPORATION

News

Marubeni Signed with Kahramaa for 2,000MW Power Plant in Qatar ~Marubeni's Power Assets Exceeds 10 Million Kilowatts~

Marubeni Corporation
Oct 16, 2006

Marubeni Corporation ("Marubeni" hereafter), through an international bid, was awarded by Qatar General Electricity and Water Corporation ("Kahramaa" hereafter) for 2,000MW (two million kilowatt) power plant in the Mesaieed Industrial City, approx. 50km south of Doha, Qatar and signed with them for commitment letter and associated documents on October 15, 2006. Marubeni is scheduled to form a joint venture company with Qatar Petroleum ("QP" hereafter) and Qatar Electricity & Water Company ("QEWC" hereafter) and sign power purchase agreement and other project documents in this December. The project is BOOT basis and the power purchase agreement is due to 25 years after the completion of the construction, which is scheduled to be April 2010. This is one of the largest power plants in the world, and the project cost is approximately 2.3 billion dollars. Marubeni seeks most of the required fund through project finance market.

Marubeni solely participated in the international bid for this project in April 2006 and subsequently in August 2006. After the technical and commercial evaluations, Marubeni reached an agreement with Kahramaa, QP and QEWC and signed the agreements. Marubeni believes that proposed competitive price, along with its abundant experiences as an IPP player and the reputation Marubeni has in the Qatari energy field were key factors to win this bid.

Marubeni puts overseas IPP business as its core business and sees the Gulf Region as one of the key IPP/IWPP markets. Marubeni won the three billion dollar IWPP project in Abu Dhabi in January 2005 and 1.1 billion dollar IWPP project in Kingdom of Saudi Arabia in August 2005. Topping up the 2,000MW to its existing portfolio, Marubeni's power assets all over the world has become in excess of 10,000MW (10 million kilowatts).

Details of the project and contract are as follows.

Contract partner : Kahramaa
Plant location : Mesaieed Industrial City (Approx. 50km south of Doha City)
Content of contract :
Construct a 2000MW power plant, own and operate for 25 years after construction completion and transfer the facility after 25 years. The so-called BOOT method (Build, Own, Operate & Transfer)
Construction company under contract : IBERDROLA Ingenieria y Construccion, S.A.U.(Iberinco) *
Scheduled Completion Date : April 2010
Sponsors : Marubeni 40%, QP20%, QEWC40%

*Iberinco, a 100% subsidiary of Spain's major power player called Iberdrola, has abundant experience in construction of power plants

82-616

Marubeni CORPORATION

News

Marubeni and Vue Technology Partners with Mighty Card Corp. to Address International Demand for Proven Item Level RFID Solutions

Marubeni Corporation
Oct 17, 2006

Grants Exclusive Distribution Rights for the TrueVUE RFID Platform to Japanese Integrated Solutions Provider

Marubeni Corporation and Vue Technology, Inc., the leading provider of RFID networking and item level solutions, today announced a distribution agreement with Marubeni and its subsidiary Mighty Card Corporation, granting the Japanese company the exclusive distribution rights to the TrueVUE RFID platform in Japan and non-exclusive distribution outside of Japan. Vue Technology's TrueVUE RFID platform is the industry's first end to end solution for tracking items, cases and pallets, using dock doors, handhelds and smart shelving based solutions.

"We welcome the opportunity to introduce Vue Technology's breakthrough item level technology to the Japanese market and others," said Koji Kabumoto, President of Mighty Card Corp. "We are eager to offer our customers the numerous benefits of item level visibility in the supply-chain and the retail storefront. Vue Technology's end-to-end solutions deliver on the ultimate promise of RFID-immediate benefits and measurable ROI."

Vue Technology's TrueVUE RFID platform is the industry's first completely scalable item-level solution that enables unprecedented visibility into inventory levels, location and authenticity while eliminating the prohibitive cost barriers previously associated with item-level RFID roll-outs. Benefits to retailers include enhanced customer experience, reductions in out-of-stocks and shrinkage, increased employee productivity and increased sales. The TrueVUE RFID platform has delivered dramatic results in numerous customer pilots and offers retailers the immediate capability for enterprise roll-out.

"As international demand for proven, ROI-driven RFID solutions increases, Vue Technology is poised to roll-out its scalable item level RFID solutions to retailers around the globe," said Robert Locke, CEO of Vue Technology. "We welcome Marubeni and Mighty Card as a trusted partner to market and distribute our technology in Japan and other parts of Asia. Marubeni and Mighty Card are well-known for superior technology solutions and we have selected them as our partner based on the company's strong reputation and solid leadership position in Asia."

About Mighty Card
Mighty Card Corp., a subsidiary company of Marubeni Corp, is a RFID solution provider. Mighty Card was established in 1997 and has been focusing only on RFID. Mighty Card is a leading company to integrate new RFID technology into practical business use with its experienced superior professional service. Mighty Card is known as the company who delivered the most sophisticated UHF RFID solution to Yodobashi Camera who is the first company in Japan to introduce UHF RFID into their real business.
For more information, visit www.mightycard.co.jp.

About Vue Technology
Vue Technology is the leading provider of item level RFID solutions, delivering breakthrough technology that provides the most scalable, reliable, and ROI-driven solutions on the market. With patent-pending technologies, Vue allows standard RFID readers to network across thousands of antennas, exponentially increasing the number of zones a typical reader can support.

Vue's TrueVUE™ RFID Platform is the industry's first end to end solution for tracking items, case and pallets

using dock doors, handhelds and smart shelving based solutions. An integrated RF data networking hardware and EPC management software solution, the TrueVUE™ RFID Platform provides customers unprecedented visibility into inventory levels, location and authenticity while eliminating the prohibitive cost barriers previously associated with item-level RFID roll-outs. For more information, visit www.vuetechnology.com.

82-616

Marubeni CORPORATION

News

Marubeni Jointly Awarded Large Combined Cycle Power Plant in Thailand Consecutively

Marubeni Corporation
Oct 26, 2006

Marubeni Corporation and Siemens AG of Germany have been jointly awarded the order from Electric Generating Authority of Thailand (EGAT) for the construction of the Bang Pakong Combined Cycle Power Plant, and have concluded the contract on October 25, 2006. The contract is worth approximately 37 billion yen, under a Full Turn-Key basis including equipment supply, civil and installation works. The gross capacity of this Power Plant is 700 MW and the construction site is Bang Pakong Area, the suburbs of Bangkok in Thailand. The gas turbines and a steam turbine as main equipments are supplied by Siemens, and the heat recovery steam generators, mechanical balance of plant, and civil works and installation works are supplied and handled by Marubeni. Marubeni's extensive experience of supply in Thailand along with the highly-evaluated competitiveness of price and engineering of Marubeni-Siemens group led to this successful receipt of the order consecutively. Marubeni and Siemens AG were jointly awarded the order of Songkhla combined cycle power plant, with the identical capacity to this project and which is under the construction, last year and its achievement is also highly-evaluated by EGAT.

Though the transitional cabinet has been established recently following the coup d'etat before dawn of September 19th in Thailand, this project has been recognized as important to the newly established government as the power demand is rising in Thailand in step with the firm economic growth, and it led to the conclusion of the contract as planned. This project is scheduled to commence the commercial operation in early stage of 2009.

Marubeni believes the impact of this coup d'etat on the economic growth in Thailand is limited, including the impact on the implementation of this project. Marubeni positions Thailand where Marubeni has extensive experience of supply of power plant as one of the important markets, and will focus on receiving orders of new power plant in Thailand continuously.

<Summary of Bang Pakong Combined Cycle Project>
Project Name: Bang Pakong Combined Cycle Power Plant Block 5 Project
Client : Electricity Generating Authority of Thailand (EGAT)
Fund : EGAT's own fund
Type of Power Plant :
Gas-fired or Oil-fired Combined Cycle, 700 MW Gas Turbine Generator (GTG) x 2
Heat Recovery Steam Generator (HRSG) x 2 / Steam Turbine Generator (STG) x 1
Planned Site :
In existing Bang Pakong Power Plant, Bang Pakong Area,
Chachoengsao Prefecture, 69 km south-east from Bangkok
Existing power plant site has four units of combined cycle power plants
and four units of normal thermal power plants.
A total of output capacity is approximately 3,675 MW.
Partner : Siemens AG

<Summary of EGAT>

Foundation : In 1969 (under the umbrella of Ministry of Energy in Thailand currently)
Representative : Mr. Kraisi Karnasuta, Governer
Owned Generation Capacity : Approximately 15,000 MW (approx. 60% of the total generation capacity in Thailand)
Sales Volume : 2,597 THB (approx. 8,050 billion yen) in 2005
Business :
Construction/Possession/Operation of Power Plant and Equipments for Transmission and Transforming, and electric power selling

82-616

Marubeni CORPORATION

News

Marubeni agreed to establish joint venture company with a Malaysian insurance-related system company

Marubeni Corporation
Oct 13, 2006

Marubeni Corporation has concluded the agreement with the Malaysian "REXIT BERHAD" (hereinafter called REXIT) to establish a joint venture company for the development and administration of an insurance related system in the whole world except Malaysia, on October 12, 2006.

REXIT, listed on MESDAQ in Malaysia, is a company for development and administration of the systems for insurance companies and agencies, and it has more than 50% of the market share in Malaysia, having such as Kurnia, Malaysia's largest insurance company, Malaysian subsidiaries of Allianz (Gemany) and Tokio Marine, and others, as customers.

Marubeni is planning to invest 1billion and several hundred million Japanese yen in total, for the participation in the management through an acquisition of some portion of the shares of REXIT, as well as for within this year's establishment of the joint venture company which will control the worldwide development and administration of the insurance related system. It is also planned that this joint venture company will establish local subsidiary for the sales of the products in each country.

Marubeni, which conducts insurance business in many foreign countries and aims an expansion of insurance related business, and REXIT, which aims active development of the business to outside Malaysia, will manage the joint venture business together. Marubeni will offer the worldwide sales network including Japan and REXIT will be in charge of overall development of the system products.

The feature of the REXIT system is as follows :

1
It is a WEB based ASP system for the insurance companies and the insurance agencies.

2
Development, maintenance, and operation will be managed collectively by the server of REXIT.

3
The initial investment burden of the system development for the insurance companies and insurance agencies can be mitigated, and it is possible to charge according to the use of the system.

4
Insurance companies and insurance agencies can be connected by the low-cost Internet without the private lease line.

5
All of the quotation, application, premium payment, customer management, contract management, claim management, etc for insurance can be processed on the one stop at this system.

6
Insurance agency does not have to start separate software programs for each insurance company and is able to work on the same program as well as same interface, and the contract management of plural insurance companies can be done.

In addition, the Japanese insurance business law was revised in April, and as a result, establishment of a small

amount and short term insurance company (mini-insurance company) became possible. It is anticipated that there is big demand of this system from those mini-insurance companies, where a system investment is a big problem.

<<Company profile of REXIT>>
Company name : REXIT BERHAD
Location : Malaysia
Capital : RM14.2mil
Representative : Mr. Chung Hon Cheong
Main business :
Development and administration of a system for insurance companies and insurance agencies Development and administration of a bank loan agency system for car dealers

82-616

Marubeni CORPORATION

News

Launch of Abu Dhabi General Trading House Project -Establishment of Joint Venture Company between Abu Dhabi Government and Marubeni Corporation-

Marubeni Corporation
Nov 8, 2006

Marubeni Corporation and General Holding Corporation (GHC), wholly owned by the government of Abu Dhabi Emirate, UAE (Abu Dhabi) and controlled by Department of Planning and Economy, Abu Dhabi (DOPE), signed the agreement for the establishment of Joint Venture Company (JV) to launch Abu Dhabi General Trading House Project on November 7, 2006.

It is conclusion of Marubeni's negotiation with DOPE since the basic agreement on May, 2006 with Abu Dhabi to establish a joint venture with the aim of conducting a feasibility study.

The JV will be in charge of the implementation of feasibility studies on the potential business and development of new business opportunities for Abu Dhabi's industries and services at first stage.

After the completion of feasibility studies and business development in first stage, the JV will expand its business and operations with trade and investment to be "General Trading House like Japanese".

It will be expected that the JV collaborate with both Higher Corporation for Specialized Economic Zone (HCSEZ) and Industrial City of Abu Dhabi (ICAD) controlled by DOPE as one of the JV's competitive advantage.

The profile of the JV is the following:
1) Name : Abu Dhabi Trading House<temporary name>
2) Shareholders & ratio: GHC 60% , Marubeni 40%
3) Registration Place: Emirate of Abu Dhabi, UAE
4) Mission:
-to intensify business lines in GHC and Abu Dhabi's industries and services,
- to develop new business opportunities for GHC and Abu Dhabi's industries and services including invitation of foreign capital to Abu Dhabi
- to invest new business opportunities outside of Abu Dhabi for the contribution and intensification of Abu Dhabi's trade & service business
5) Target Segments for business plan and feasibility study:
- Petrochemical production
- Steel production
- Construction materials
- Environment
6) Management of the JV
President & CEO will be appointed by Marubeni and the main role of JV's management is contributed by Marubeni.

The profile of GHC as Abu Dhabi's partner of JV is the following:
1) Owner: Abu Dhabi Government 100%

2) Main business lines:

- Production for construction materials
- Production for foods & bottled water
- Steel production
- Cable production
- Engineering for petrochemical plants and construction
- Development of basic industries in Abu Dhabi

82-616

Marubeni CORPORATION

Interim Financial Results for FY2006

(April 1, 2006～September 30, 2006)

October 31, 2006

Marubeni Corporation

(TSE Code: 8002)

＊This document is an English translation of statements written initially in Japanese.

The original in Japanese should be considered the primary version.

82-616

Marubeni CORPORATION

Outline of Financial Results for the 1st Half of FY2006

October 27, 2006

Marubeni Corporation

(TSE Code: 8002)

This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Marubeni CORPORATION

Agenda

Marubeni CORPORATION

1. FY2006 1H Financial Highlights

(billions of yen)	FY01	FY02	FY03	FY04	FY05		FY06			
					1st Half	Yearly	1st Half	(variance)	Yearly Pros. (revised in Oct./2006)	achievement ratio
Total volume of trading transactions	8,972.2	8,793.3	7,902.5	7,936.3	4,014.4	8,686.5	4,686.7	(+672.4)	9,500.0	(49%)
Gross trading profit	436.8	424.6	406.8	433.4	236.2	502.0	265.0	(+28.8)	535.0	(50%)
SGA expenses	-392.1	-345.6	-326.6	-340.6	-167.7	-350.3	-174.9	(-7.2)	-370.0	-
Provision for doubtful accounts	-43.9	-5.7	-0.8	-6.3	-3.2	-8.5	0.7	(+3.9)	-3.0	-
Operating profit	**0.8**	**73.4**	**79.4**	**86.5**	**65.4**	**143.2**	**90.9**	(+25.5)	162.0	(56%)
Interest expense-net	-29.5	-23.5	-23.0	-19.8	-12.2	-24.1	-15.2	(-3.0)	-36.0	-
Dividends received	7.5	6.8	7.2	9.0	5.6	12.1	4.2	(-1.4)	16.0	-
Others	-142.7	-20.3	-3.4	-14.1	-4.7	-29.7	3.5	(+8.3)	-5.0	-
Equity in earnings (*)					22.2	31.6	23.7	(+1.5)	50.0	-
Income (losses) before income taxes (and equity in earnings/losses) (*)	-164.0	36.3	60.1	61.6	76.3	133.1	107.0	(+30.7)	187.0	(57%)
Provision (benefit) for income taxes	67.7	-16.3	-35.7	-36.7	-30.0	-47.5	-37.9	(-8.0)	-66.0	-
Minority interests in income (loss) of consolidated subsidiaries	-1.2	-3.2	-3.0	-1.4	-1.7	-5.4	-3.5	(-1.7)	-6.0	-
Equity in earnings	-18.9	13.4	14.3	20.7	-	-	-	-	-	-
Loss from discontinued operations (after income tax)			-1.1	-2.9	-6.4	-6.4	-	(+6.4)	-	-
Net income/loss	**-116.4**	**30.3**	**34.6**	**41.2**	**38.1**	**73.8**	**65.6**	(+27.5)	115.0	(57%)

(note *) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". The figures for FY2005 have been revised accordingly.

2. Net Income


(billions of yen)
Yearly
1st Half
Pros. at the start of fixcal year
✓ Substantial increase in net income by 72% (y-on-y basis).
✓ Yearly prospect revised up to ¥115.0 bn.
✓ Yearly dividend of ¥7 per share scheduled to be increased to ¥9 per share.
Revised Pros.
115.0
Upward revision
120
100
80
60
40
20
0
Overall deficit due to restructuring
-116.4
-107.0
30.3
17.8
34.6
19.7
41.2
24.2
73.8
38.1
+27.5 bn yen
72% up
1H Result
65.6
Pros. at the start
30.0
Pros. at the start
33.0
Pros. at the start
37.0
Pros. at the start
60.0
Pros. at the start
100.0
FY2001
"A" PLAN
FY2002
FY2003
"V"PLAN
FY2004
FY2005
FY2006
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
JPY 9.0 (increased from 7 yen per share)
(interim dividend JPY 2.0 inclusive)
(interim JPY 3.5)

3. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)


(billions of yen)
180
150
120
90
60
30
0
■ 1H Results
□ Yearly
✓ New record profit for six months
✓ Profit increase for six consecutive terms
25.5
47.2
45.4
81.1
38.5
80.2
44.6
95.0
68.6
151.8
+21.6 bn yen
31% up
90.1
Revised Yearly Pros.
165.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

4. Core Earnings*

Marubeni CORPORATION

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

(billions of yen)

✓ New record profit for six months

✓ Profit increase in six consecutive terms



■ Core earnings (Yearly)
■ Interest expense-net (Yearly)
1H Results Core earnings
1H Results Interest expense-net
Revised Yearly Pros.
234.3
250
200
150
100
50
0
-50
Core earnings
56.1
101.3
103.0
124.7
195.4
28.9
55.5
51.1
62.0
96.3
121.3
-15.1
-11.4
-10.7
-12.4
-12.2
-15.2
Interest expense-net
-29.5
-23.5
-23.0
-19.8
-24.1
Revised Yearly Pros.
-36.0
25.0 bn yen
26% up
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN

(note) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". Some figures for FY2005 have been revised accordingly.

5. Balance Sheets

(billions of yen)	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Sep. 2006	Changes (from Mar. 2006)
Current Assets	2,487.6	2,202.1	2,080.0	2,093.4	2,168.6	2,377.2	(+208.6)
Investments/Fixed Assets	2,318.1	2,119.4	2,174.2	2,114.7	2,418.5	2,317.3	(-101.2)
Total Assets	4,805.7	4,321.5	4,254.2	4,208.0	4,587.1	4,694.5	(+107.4)
Short-term loans (*)	1,247.3	963.3	803.6	659.1	588.1	450.3	(-137.8)
Long-term interest bearing debt	1,937.6	1,781.6	1,651.3	1,627.3	1,678.8	1,817.2	(+138.3)
Interest-bearing debt	3,184.9	2,745.0	2,454.8	2,286.4	2,267.0	2,267.5	(+0.5)
(*) including current portion of long-term debt							
Net interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,915.1	(+38.8)
Shareholders' equity	263.9	260.1	393.0	443.2	663.8	686.2	(+22.4)
Net D/E ratio (times)	10.3 times	8.7 times	5.01 times	4.12 times	2.83times	2.79times	(-0.04points)
Equity Ratio (%)	5.5%	6.0%	9.2%	10.5%	14.5%	14.6%	(+0.1points)
Current Ratio (%)	101.9%	104.6%	105.9%	111.2%	110.6%	123.9%	(+13.3points)
ROA (%)	-	0.66%	0.81%	0.97%	1.68%	-	-
ROE (%)	-	11.57%	10.59%	9.87%	13.33%	-	-

6. Shareholders' Equity & Net Interest-bearing Debt



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
10.3times
8.7times
5.01times
4.12times
2.83times
2.79times
Net D/E ratio
Shareholders' equity
263.9
260.1
393.0
443.2
663.8
686.2

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06	Sept.06
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8	686.2
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,915.1
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times	2.79times

7. Shareholders' Equity & Net Risk Assets


"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
Net Risk Asset
Shareholders' Equity
652.7
645.9
625.6
584.7
572.6
629.7
263.9
260.1
393.0
443.2
663.8
686.2

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06	Sept. 06
▣ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8	686.2
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6	629.7
(1)-(2)	-388.8	-385.8	-232.6	-141.5	91.2	56.5

8. Cash Flows


(billions of yen)
350
300
250
200
150
100
50
0
-50
-100
■ Net cash provided by investing activities
□ Net cash provided by operating activities
198.5
Depreciation n amortization:
71.1
Net income:
-116.4
inclusive
74.5
273.0
Free C/F
194.8
Depreciation n amortization
63.7
Net income
30.3
113.2
308.0
Free C/F
201.6
Depreciation n amortization
53.3
Net income
34.6
58.0
259.5
Free C/F
173.8
Depreciation n amortization
64.4
Net income
41.2
46.0
219.9
Free C/F
133.4
Depreciation n amortization
72.7
Net income
73.8
- 193.8
-60.4
Depreciation n amortization
46.6
Net income
65.6
-19.7
-67.4
-87.1
Free C/F
FY2001
FY2002
"A" PLAN
FY2003
FY2004
FY2005
"V"PLAN
FY2006 1H
"G"PLAN

9. Number and Net Profits & Losses of Group Firms



Mar. 2002
Mar. 2003
Mar. 2004
Mar. 2005
Mar. 2006
Sept. 2006
Net Profit/Loss (billions of yen)
Profit-making firm ratio (%)
150
100
50
0
-50
-100
-150
85.0%
75.0%
65.0%
55.0%
45.0%
35.0%
25.0%
15.0%
75.9%
77.5%
77.7%
80.4%
78.0%
74.6%
51.0
-56.6
-107.6
65.3
34.2
-31.1
63.8
21.4
-42.4
92.7
47.2
-45.5
120.9
79.4
-41.5
72.9
62.7
-10.2
Surplus amount
Net profit/loss
Deficit amount
Profit-making firm ratio

	Mar. 2002	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Sept. 2006
Number of profit-making firms	391	375	390	422	433	414
Number of loss-making firms	124	109	112	103	122	141
Total number of consolidated group firms	**515**	**484**	**502**	**525**	**555**	**555**
Profit-making firm ratio	**75.9%**	**77.5%**	**77.7%**	**80.4%**	**78.0%**	**74.6%**

Intentional Blank

◇ Operating Segment Information ◇

(Note) Effective April 1, 2006, performance evaluation of operating segments is managed based on US GAAP.

I. Net Income by Operating Segment (FY2005 / FY2006)


(billions of yen)
Left : FY2005
Right : FY2006 (Pros. at Oct. 06)
Yearly ■ 1H
30
25
20
15
10
5
0
-5
5.8
3.4
9.5
4.7
0.5
-1.6
2.0
0.3
0.4
-2.9
9.0
4.5
4.4
1.5
26.7
9.5
25.5
14.3
16.1
7.9
21.0
12.0
7.6
1.8
8.0
4.3
5.8
3.2
7.0
5.1
2.6
1.9
2.0
0.7
0.4
-1.2
2.5
1.5
1.1
0.9
5.3
4.0
2.3
3.5
17.0
10.8
14.0
8.1
5.7
6.5
5.6
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communica-tion
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Assumptions(2nd Half) for the current yearly prospects and Sensitivity

①**Foreign Exchange Rate 117 YEN/USD**
1YEN/USD fluctuation raises or lowers consolidated net income by approx.500~600mil yen. (on yearly basis)

②**Oil * North Sea Brent USD60/Barrel**
USD1/Barrel fluctuation raises or lowers consolidated net income by approx. 800 mil yen. (on yearly basis)

③**Copper *LME USD7,000/MT**
USD100/MT fluctuation raises or lowers consolidated net income by approx. 200 mil yen. (on yearly basis)

Note) ▭ ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

I. Total Assets by Operating Segment


(billions of yen) March 31, 2006 / September 30, 2006
Mar. 2006
Sept. 2006
700
600
500
400
300
200
100
0
433.8
530.4
130.5
139.8
519.8 523.8
181.9
204.5
603.8
641.4
265.1
280.0
289.9
263.3
405.4 402.4
274.5
291.5
115.6
104.7
299.7
288.9
97.0
96.9
86.1
86.5
449.2
418.9
Agri-Marine Products
Textile
Forest Products & General Merchandise
Chemicals
Energy
Metals & Mineral Resources
Transportation & Industrial Machinery
Power Projects
Plant, Ship & Infrastructure Projects
Information & Communication
Development & Construction
Finance, Logistics & New Business
Iron & Steel Strategies & Coordination
Overseas Corporate Subsidiaries

Note) ☐ ··· The figures are altered to apply to the new divisional organization for FY2006, on the basis of the results for FY2005.

II. Segmental Information (1) <Agri-Marine Products>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	33.9	69.3	34.4	(+0.6)	-
Adjusted Operating Profit	5.8	11.8	6.8	(+1.0)	-
Equity in earnings (losses) of affiliated companies	1.2	-0.0	3.2	(+2.0)	-
Core Earnings	7.5	12.7	10.5	(+3.1)	-
Net Income	3.4	5.8	4.7	(+1.2)	9.5
Total Assets	-	433.8	530.4	(+96.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights

- In addition to an increase of gross trading profit due to favorable expansion of grain trading, an increase of equity in earnings of distribution related affiliates drove up the net income.
- The Company increased its stake in leading Japanese retailer Daiei Inc. in August 2006, as part of its initiatives to improve its distribution capability. Given the Company's existing equity, Marubeni has become the largest shareholder of Daiei with a combined stake of approx.45%.
- While import of U.S. beef was restarted at the end of July, the supply is still limited and market is cautious. In that condition, the Company proceeded of trading specific U.S beef that is traceable and safe.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
5.8
12.0
7.5
10.3
7.5
12.7
10.5
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)


15
10
5
0
-5
3.6
7.0
1.4
1.2
3.4
5.8
4.7
9.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
C.G.I.I. (Grain trading)	Subsidiary	100.0%	0.4	0.7
Nacx Nakamura Corporation (Wholesale, transportation and processing of frozen foods, and refrigerated warehousing)	Subsidiary	83.5%	0.4	0.4
Marubeni Nisshin Feed Co., Ltd. (Manufacture of compound feed)	Subsidiary	60.0%	0.7	0.5
Pacific Grain Terminal Ltd. (Grain warehousing, stevedoring and transportation)	Subsidiary	77.0%	0.3	0.4
Marubeni Chikusan Corporation (Marketing of livestock, meats and processed products)	Subsidiary	100.0%	-0.3	-0.8
Yamaboshiya Co., Ltd (Wholesale of confectionery)	Affiliate	44.7%	0.4	0.4
The Nisshin OilliO Group, Ltd. (Seed crushing and sales of edible oils, fine chemicals and healthy food products)	Affiliate	15.1%	(please see the note below)	
Daiei Inc. (Supermarket chain)	Affiliate	44.5%	(please see the note below)	
Tobu Store Co., Ltd. (Supermarket chain)	Affiliate	30.3%	(please see the note below)	
The Maruetsu, Inc. (Supermarket chain)	Affiliate	29.9%	(please see the note below)	
Toyo Sugar Refining Co., Ltd. (Sugar refining)	Affiliate	39.3%	(please see the note below)	

(Note) We are not able to mention the financial results of these listed companies.

II. Segmental Information (2) <Textile>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	12.2	26.4	12.0	(-0.2)	-
Adjusted Operating Profit	1.7	3.9	0.5	(-1.2)	-
Equity in earnings (losses) of affiliated companies	-0.0	-1.9	-0.1	(-0.0)	-
Core Earnings	1.7	2.1	0.5	(-1.2)	-
Net Income	0.5	-1.6	0.3	(-0.2)	2.0
Total Assets	-	130.5	139.8	(+9.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
2.5
4.5
2.3
5.0
1.7
2.1
0.5
FY2003
FY2004
FY2005
FY2006


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
-5
1.2
1.8
1.0
2.6
0.5
-1.6
0.3
2.0
FY2003
FY2004
FY2005
FY2006

1st HalfFY2006 Highlights

- Net income decreased due to lower profit ratio in apparel products.
- To leverage the synergy between the material procurement power of Marubeni Textile Asia Ltd. across India, South East Asia and the Hong Kong/South China region and the clothing factory information and management function of Passport Fashion Co., Ltd. in Vietnam and the Hong Kong/South China region, the Company merged those two companies to form Marubeni Textile Asia Pacific Ltd.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni Fashion Link, Ltd. (Wholesale of fabrics, textile products, and fashion accessories)	Subsidiary	100.0%	0.2	0.2

II. Segmental Information (3) <Forest Products & General Merchandise>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	22.5	48.1	27.3	(+4.7)	-
Adjusted Operating Profit	7.3	17.5	11.4	(+4.1)	-
Equity in earnings (losses) of affiliated companies	0.0	-0.4	-0.1	(-0.2)	-
Core Earnings	7.5	17.5	11.5	(+3.9)	-
Net Income	-2.9	0.4	4.5	(+7.4)	9.0
Total Assets	-	519.8	523.8	(+4.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights

•Added to the growth in gross trading profit with the effect of the consolidation of the Musi Pulp Project, the absence of loss from discontinued operations posted last year resulted in a sharp increase in net income.

•Higher raw material and fuel costs were finally reflected in product prices, as paper and paperboard prices began to climb. Pulp prices also remained firm.

•The demand for tires and natural rubber was robust on the back of active demand around the world.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
5.8
13.1
7.0
14.5
7.5
17.5
11.5
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-5
3.1
6.3
4.2
7.5
-2.9
0.4
4.5
9.0
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni Pulp & Paper Sales Co., L (Wholesale of all types of paper)	Subsidiary	88.5%	0.9	0.3
Koa Kogyo Co., Ltd. (Manufacture of corrugating medium and printing paper)	Subsidiary	76.8%	0.2	0.5
Marubeni Building Materials Co., Ltd (Wholesale of wood products and construction materials)	Subsidiary	100.0%	0.2	0.6
Fukuyama Paper Co., Ltd. (Manufacture of corrugating medium and paper tube materials)	Subsidiary	55.0%	0.3	0.3
MUSI Pulp Project (Afforestation, production and sales of pulp in Indonesia)	Subsidiary	TEL 85.1% MHP 60.0%	0.0	0.0
Marusumi Paper Co., Ltd. (Manufacture and sales of printing paper and pulp)	Affiliate	32.2%	0.4	0.2
WA Plantation Resources (Wood chip export and plantation)	Affiliate	50.0%	0.2	0.1
Daishowa-Marubeni International (Manufacture and sales of pulp in Canada)	Affiliate	50.0%	-0.5	-0.5

II. Segmental Information (4) <Chemicals>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	16.4	29.6	15.9	(-0.5)	-
Adjusted Operating Profit	5.9	8.4	5.0	(-0.9)	-
Equity in earnings (losses) of affiliated companies	0.5	-0.3	-0.3	(-0.8)	-
Core Earnings	7.1	9.1	5.0	(-2.1)	-
Net Income	4.4	3.7	1.0	(-3.4)	1.5
Total Assets	-	181.9	204.5	(+22.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights

- With the decrease in gross trading profit in basic chemicals and others, alongside a valuation loss posted in electronic materials related investment, net income suffered a sharp decline.
- In petrochemical operations, the division decided to start synthetic rubber production and sales operations in China.
- In the plastics business, demand from the automobile industry exhibited particularly solid growth.
- In inorganic chemicals, the Company began taking steps to increase the production capacity of industrial salt manufacturer Dampier Salt Limited in Australia, for example by expanding salt farms and production facilities.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
4.7
6.1
5.9
8.5
7.1
9.1
5
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)


15
10
5
0
-5
3.1
3.3
3.5
4.5
4.4
3.7
1
1.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni Plax Corporation (Sales and foreign trade of plastic products and resin)	Subsidiary	100.0%	0.2	0.3
Marubeni Chemix Corporation (Sales and foreign trade of organic chemicals and specialty chemicals)	Subsidiary	100.0%	0.2	0.2
Agrovista B.V. (Holding company of agrochemicals distribution companies in the U.K. and the Netherlands)	Subsidiary	100.0%	0.6	0.6
Agrovista France (Holding company of agrochemicals and home and garden products distribution companies in France)	Subsidiary	100.0%	0.3	0.2
Shanghai Asahi Electronic Glass Co (Manufacture and sales of glass bulbs for CRT)	Affiliate	25.0%	0.1	-0.7

II. Segmental Information (5) <Energy>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	30.0	71.5	43.9	(+13.9)	-
Adjusted Operating Profit	16.3	42.9	29.1	(+12.8)	-
Equity in earnings (losses) of affiliated companies	0.2	0.7	0.2	(+0.0)	-
Core Earnings	18.2	49.3	29.7	(+11.5)	-
Net Income	9.5	26.7	14.3	(+4.8)	25.5
Total Assets	-	603.8	641.4	(+37.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
8.0
15.2
12.1
27.9
18.2
49.3
29.7
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)


15
10
5
0
-5
4.6
10.1
7.2
15.9
9.5
26.7
14.3
25.5
FY2003
FY2004
FY2005
FY2006

1st Half FY2006 Highlights

•Net income showed significant increase owing to energy development project such as oil & gas concessions overseas.

•The trading and marketing/retailing areas also produced healthy results, including shipments of petrochemical feedstocks such as naphtha into Japan, domestic sales of petroleum products using Marubeni's distribution network,including petroleum terminals in Japan, and sales of imported LPG in China, where Marubeni is the market leader.

<Oil price (Jan.-June.2006)>

North Sea Brent USD66 /BBL (US$50/BBL the year-earlier period)

<Effect on earnings of price movements>

Oil Gas(North Sea Brent)

⇒US$1/BBL fluctuation raises or lowers consolidated net income by approximately 800 mil yen. (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Total of energy concession business (Oil and gas development and production)	Subsidiary	100.0%	5.9	12.3
Marubeni LNG International (Investment in the Qatargas LNG Project)	Subsidiary	100.0%	1.5	0.1
MIECO (Petroleum trading primarily in North America and the Pacific Rim)	Subsidiary	100.0%	0.2	0.0
SHENZHEN SINO-BENNY (Import and sales of LPG in China)	Affiliate	49.0%	0.2	0.2

II. Segmental Information (6) <Metals & Mineral Resources>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	11.0	24.4	8.7	(-2.3)	-
Adjusted Operating Profit	6.7	15.2	3.9	(-2.8)	-
Equity in earnings (losses) of affiliated companies	4.1	7.6	7.6	(+3.4)	-
Core Earnings	11.1	23.4	11.8	(+0.7)	-
Net Income	7.9	16.1	12.0	(+4.2)	21.0
Total Assets	-	265.1	280.0	(+14.8)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
2.7
6.1
5.4
13.1
11.1
23.4
11.8
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-5
2.3
4.3
4.1
9.8
7.9
16.1
12.0
21.0
FY2003
FY2004
FY2005
FY2006

1st Half FY2006 Highlights

- Historical rise in resource prices and full operation (900KMT of copper concentrate / y) at the Los Pelambres copper mine in Chile made significant contribution to the growth in net income.
- Marubeni concluded a long-term sales contract for iron ore on Koolan Island (one million tons over 15 years) with Aztec Resources Limited in Australia, acquiring exclusive sales rights for Japan.

<Copper price(Jan.-June.2006)
LME US$6,070/ton (US$3,333/ton the year-earlier period)

<Effect on earnings of price movements>
Copper
⇒LME US$100/ton fluctuation raises or lowers consolidated net income by approximately 200 mil yen (on yearly basis)

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni Coal (Investment in coal business in Australia)	Subsidiary	100.0%	1.9	2.0
Marubeni Aluminium Australia (Investment in aluminum business in Australia and sales of aluminum ingots)	Subsidiary	100.0%	1.0	0.6
Nippon LP Resources (Investing in Los Pelambres copper mine in Chile)	Affiliate	35.0%	3.9	6.8

II. Segmental Information (7) <Transportation & Industrial Machinery>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	25.8	58.1	26.2	(+0.4)	-
Adjusted Operating Profit	3.6	15.3	6.4	(+2.8)	-
Equity in earnings (losses) of affiliated companies	1.3	2.3	1.8	(+0.5)	-
Core Earnings	5.1	17.8	8.5	(+3.3)	-
Net Income	1.8	7.6	4.3	(+2.6)	8.0
Total Assets	-	289.9	263.3	(-26.6)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
(see the marginal note)
5.1
17.8
8.5
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)


15
10
5
0
-5
(see the marginal note)
1.8
7.6
4.3
8.0
FY2003
FY2004
FY2005
FY2006

1st Half FY2006 Highlights

- In addition to an increase of gross trading profit in aerospace business, the absence of a withdrawal loss from an automotive-related business led to an increase in net income.
- In aerospace and defense systems, investment in aero engine development continued to generate steady growth.
- In automobiles, constructions and agricultural machinery, the automobile wholesaling and retailing business and the sale of agricultural machinery remained favorable overseas. In construction machinery, the Company achieved robust exports to Middle East and Asia.
- In production and industrial machinery, the Company received orders for paper machines and electric-power co-generators, while supplying automobile welding and plating machine.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
(Production and supply of nitrogen for PEMEX of Mexico)				
Marubeni Aviation Services (Investment in aircraft engine development programs and leasing of aircraft)	Subsidiary	100.0%	0.1	1.2
Marubeni Auto Investment (UK) (Sales and service of vehicles)	Subsidiary	100.0%	0.2	0.4

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (8) <Power Projects>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	11.0	24.1	12.2	(+1.2)	-
Adjusted Operating Profit	3.1	7.7	4.4	(+1.3)	-
Equity in earnings (losses) of affiliated companies	0.9	2.3	2.5	(+1.6)	-
Core Earnings	4.1	10.5	7.0	(+2.9)	-
Net Income	3.2	5.8	5.1	(+1.9)	7.0
Total Assets	-	405.4	402.4	(-3.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
(see the marginal note1)
4.1
10.5
7.0
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)


15
10
5
0
(see the marginal note1)
3.2
5.8
5.1
7.0
FY2003
FY2004
FY2005
FY2006

1st Half FY2006 Highlights

- Net income greatly improved due to an increase of gross trading profit in overseas power subsidiaries and equity in earnings of affiliated companies.
- In the United States, Marubeni acquired six wood biomass electric-power generators (with a generation capacity of approximately 50,000kW) and diversified energy supply systems that directly provide final users of energy with service. This makes the Company the first Japanese company to start an energy service business using a diversified energy supply system.
- In Japan, the Company built a third power plant (with capacity of 260kW), authorized under the Renewables Portfolio Standard (RPS) Law, at Mibugawa Power Company and commenced operations.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Axia Power Holding (Holding company of overseas power assets)	Subsidiary	100.0%	3.7	4.1 (note 2)
Sithe Korea (Holding company of overseas power assets)	Subsidiary	100.0%	0.9	0.8
PPN Power (India) (IPP in India)	Affiliate	26.0%	0.2	0.3
TAPAL ENERGY (Sales of diesel-generated electricity produced in Pakistan)	Affiliate	40.0%	0.3	0.3
Uni-Mar Enerji (IPP in Turkey)	Affiliate	33.3%	-0.4	1.3

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) The Company's interest on San Roque Power of 42.45% is included.

II. Segmental Information (9) <Plant, Ship & Infrastructure Projects>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	6.4	16.8	8.5	(+2.1)	-
Adjusted Operating Profit	-0.1	3.0	1.9	(+2.0)	-
Equity in earnings (losses) of affiliated companies	1.5	2.3	-0.2	(-1.7)	-
Core Earnings	1.6	5.6	4.3	(+2.6)	-
Net Income	1.9	2.6	0.7	(-1.2)	2.0
Total Assets	-	274.5	291.5	(+17.0)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights

- Net income declined due to a decrease in equity in earnings from the project in Central and South America.
- In the plant business, the Company received orders for the construction of import terminals for LPG in Shanghai, China, electric furnaces for Taiyuan Iron & Steel (Group) Co., Ltd., and large cement plants in Vietnam.The company also concluded development agreements, including those for nitrous oxide decomposition and coal mine methane recovery operations in China.
- In infrastructure business, the division received orders for sewage plant construction projects in Qatar.
- In the ship business, Marubeni maintained robust performance with the delivery of 12 new ships and an order for more than 30 new vessels.


(billions of yen)
Segment Core Earnings
(Left: 1H / Right: Yearly)
30
25
20
15
10
5
0
-5
(see the marginal note)
1.6
5.6
4.3
FY2003
FY2004
FY2005
FY2006


(billions of yen)
Segment Net Income
(Left: 1H / Right: Yearly)
15
10
5
0
(see the marginal note)
1.9
2.6
0.7
2.0
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Compania De Nitrogeno De Cantare (Production and supply of nitrogen for PEMEX of Mexico)	Affiliate	35.0%	0.1	0.8

(Note) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

II. Segmental Information (10) <Information & Communication>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	12.6	27.0	13.2	(+0.7)	-
Adjusted Operating Profit	-0.6	0.4	0.2	(+0.7)	-
Equity in earnings (losses) of affiliated companies	-0.0	-0.3	-0.5	(-0.4)	-
Core Earnings	-0.6	0.1	-0.3	(+0.3)	-
Net Income	-1.2	0.4	1.5	(+2.7)	2.5
Total Assets	-	115.6	104.7	(-10.9)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights

- Profit from sales of broadcasting-related investment contributed to a significant rise in net income.
- The Vectant Group subsidiary reported higher sales and profits, reflecting strong sales of IP network services to corporate clients associated with the spread of broadband and impressive sales growth in the data center services business.
- In radio frequency identification (RFID), Marubeni acquired exclusive sales rights in Japan from Vue Technology, Inc., a U.S. RFID solution provider with unique technologies in item management software.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
(see the marginal note1)
-0.6
0.1
-0.3
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)



15
10
5
0
(see the marginal note1)
-1.2
0.4
1.5
2.5
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marueni Solutions Corporation (Sales of computers, network products, semiconductor-related products, and SI)	Subsidiary	100.0%	0.1	0.2
Marubeni Information Systems Co., Ltd. (Operation and development of information and communication systems)	Subsidiary	66.0%	0.1	0.1
Global Solution KK (Internet access service, ASP and iDC service provider)	Subsidiary	99.9%	0.1	0.2
Global Access Ltd. (Providing international/domestic combined bandwidth via own fiber-optic cable)	Subsidiary	99.9%	-0.6	-0.2
Marubeni Telecom Co., Ltd. (Sales of telecommunications services and equipment, IT solutions and mobile contents)	Subsidiary	70.0%	(please see the note2 below)	
Marubeni Infotec Corporation (Wholesale of PCs and peripheral equipment, electronics components and software)	Affiliate	47.1%	(please see the note2 below)	

(Note1) As of April 1, 2006, this operating segment has been reorganized and the figures for FY2005 are altered to apply to the new divisional organization for reference purpose.

(Note2) We are not able to mention the financial results of these listed companies.

II. Segmental Information (11) <Development & Construction>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	11.0	27.6	18.6	(+7.7)	-
Adjusted Operating Profit	3.3	12.0	10.5	(+7.3)	-
Equity in earnings (losses) of affiliated companies	0.3	0.6	0.3	(+0.1)	-
Core Earnings	3.5	12.7	10.9	(+7.3)	-
Net Income	0.9	1.1	5.3	(+4.3)	3.0
Total Assets	-	299.7	288.9	(-10.7)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

1st Half FY2006 Highlights
- Net income significantly increased through buoyant sales of domestic condominiums in Tokyo and Osaka metropolitan area.
- With the recovery in land prices, active trading of commercial land and income-producing properties for REITs and other funds contributed to higher earnings.
- Overseas, Kirin Garden, the third housing development project for Chinese residents in Shanghai, continued to prove extremely popular with local homebuyers.

(billions of yen) Segment Core Earnings (Left: 1H / Right: Yearly)



30
25
20
15
10
5
0
-5
0.4
7.1
2.9
11.1
3.5
12.7
10.9
FY2003
FY2004
FY2005
FY2006

(billions of yen) Segment Net Income (Left: 1H / Right: Yearly)



15
10
5
0
-2.1
-0.2
-2.7
-11.4
0.9
1.1
5.3
3.0
FY2003
FY2004
FY2005
FY2006

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( ) description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Shanghai House Property Dev. (Development of housing estates for local residents in Shanghai)	Subsidiary	60.0%	0.1	0.4
Benny Estate Service Co., Ltd. (Property management of condominiums, buildings and commercial complexes)	Subsidiary	99.3%	0.2	0.2
Marubeni Real Estate Co., Ltd. (Development and leasing of real estate)	Subsidiary	100.0%	0.5	0.4

II. Segmental Information (12) <Finance, Logistics & New Business>

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	3.6	7.1	4.7	(+1.2)	-
Adjusted Operating Profit	0.1	-0.1	0.6	(+0.5)	-
Equity in earnings (losses) of affiliated companies	0.4	0.9	0.4	(-0.0)	-
Core Earnings	1.0	1.7	1.7	(+0.7)	-
Net Income	2.3	4.0	2.9	(+0.6)	3.5
Total Assets	-	97.0	96.9	(-0.2)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

(billions of yen) **Segment Core Earnings** (Left: 1H / Right: Yearly)


30
25
20
15
10
5
0
-5
0.0
-0.1
0.4
1.0
1.0
1.7
1.7
FY2003
FY2004
FY2005
FY2006

(billions of yen) **Segment Net Income** (Left: 1H / Right: Yearly)


15
10
5
0
-5
1.3
2.5
1.6
4.0
2.3
4.0
2.9
3.5
FY2003
FY2004
FY2005
FY2006

1st Half FY2006 Highlights

- In the finance operations, the Company made investments through management buy-in funds, the CITIC Japan Partners Fund (which supports Japanese companies advancing into China) and other vehicles. The completion of the exit from companies in which the Company had previously invested contributed to the growth of net income.
- The Company established a logistics company in Guangzhou City, China as a joint venture with Isewan Terminal Service Co., Ltd. and commenced operations on August 1, 2006.
- In healthcare, the Company reached a basic agreement with Saiseikai Nambu Hospital in Yokohama on medical materials block sales and orders for goods management businesses.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni International Finance (General finance operations)	Subsidiary	100.0%	0.5	0.8
Marubeni Safenet Co., Ltd. (Insurance agency)	Subsidiary	100.0%	0.2	0.2
Marubeni Logistics Corporation (Total logistics services)	Subsidiary	100.0%	0.1	0.3

Marubeni CORPORATION

II. Segmental Information (13)

<Iron & Steel Strategies and Coordination, Overseas Corporate Subsidiaries & Branches >

<Iron & Steel Strategies and Coordination>

1st Half FY2006 Highlights

- While domestic market conditions of steel products remained firm, primarily backed by higher demand from the manufacturing sector, overseas markets began to experience a correction of the high prices, given concerns about a U.S economic slowdown mounted and excess steel product output in China.
- Marubeni Itochu Steel Inc. continued to produce firm result targeting sales activities in which they accurately identified and responded areas with higher demand, such as the energy and automotive sectors.

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	0.5	0.9	0.4	(-0.1)	-
Adjusted Operating Profit	0.1	-0.0	-0.3	(-0.3)	-
Equity in earnings (losses) of affiliated companies	11.5	17.8	9.7	(-1.8)	-
Core Earnings	11.5	17.8	9.4	(-2.2)	-
Net Income	10.8	17.0	8.1	(-2.7)	14.0
Total Assets	-	86.1	86.5	(+0.4)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni-Itochu Steel Inc. (Manufacture, processing, import, export and sales of steel products)	Affiliate	50.0%	9.5	9.2
Thai Cold Rolled Steel (Manufacture of cold-rolled steel sheet)	Affiliate	37.6%	1.8	0.4

< Overseas Corporate Subsidiaries & Branches >

1st Half FY2006 Highlights

- Gross trading profit increased due to effects of currency translation and others, while net income shoed little change because of lower outcome from Marubeni Europe, and others.
- Marubeni America continued to post strong results owing to Helena Chemical Company, which sells agrichemicals and fertilizers.
- Key local subsidiaries in Taiwan, Singapore, Thailand, China and other countries in Asia as well as in Australia registered growth in sales of chemical products, metal resources and food.

(billions of yen)	FY2005 1H	FY2005 Yearly	FY2006 1H	FY2006 Variance	FY2006 Revised Yearly Pros.
Gross Trading Profit	40.9	79.9	43.2	(+2.3)	-
Adjusted Operating Profit	10.4	14.7	10.6	(+0.2)	-
Equity in earnings (losses) of affiliated companies	0.4	0.6	-0.2	(-0.6)	-
Core Earnings	11.2	15.8	12.0	(+0.8)	-
Net Income	5.7	4.0	5.6	(-0.1)	6.5
Total Assets	-	449.2	418.9	(-30.3)	-

(*) Variance : Year-on-year basis, except for variance for *Total Assets* which is comparison with FY2005 term-end.

Outline and Consolidated Profit/Loss of Major Group Firms

Company name ( )description of business	Subsidiary/ Affiliate	Equity portion	FY2005 1H (billions of yen)	FY2006 1H (billions of yen)
Marubeni America (Overseas corporate subsidiary in US)	Subsidiary	100.0%	4.1	4.3
Marubeni Europe (Overseas corporate subsidiary in Europe)	Subsidiary	100.0%	0.4	0.1
Marubeni Hong Kong & South China (Overseas corporate subsidiary in Hong Kong and South China)	Subsidiary	100.0%	0.1	0.2

82-616

Marubeni CORPORATION

briefing material

Financial Results for the 1st Half of FY2006

October 31, 2006

Marubeni Corporation
(TSE Code: 8002)

◇ Outline of Financial Results for the 1st Half of FY2006 ◇

Marubeni CORPORATION

1. Net Income


(billions of yen)
Yearly
1st Half
Pros. at the start of fixcal year
✓ Substantial increase in net income by 72% (y-on-y basis).
✓ Yearly prospect revised up to ¥115.0 bn.
✓ Yearly dividend of ¥7 per share scheduled to be increased to ¥9 per share.
Revised Pros.
115.0
Upward revision
+27.5 bn yen
72% up
1H Result 65.6
Overall deficit due to restructuring
-116.4
-107.0
30.3
17.8
34.6
19.7
41.2
24.2
73.8
38.1
Pros. at the start 30.0
Pros. at the start 33.0
Pros. at the start 37.0
Pros. at the start 60.0
Pros. at the start 100.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V"PLAN
"G"PLAN
<Dividends per share> JPY 0.0
JPY 3.0
JPY 3.0
JPY 4.0
JPY 7.0
JPY 9.0 (increased from 7 yen per share)
(interim dividend JPY 2.0 inclusive)
(interim JPY 3.5)

2. Adjusted Operating Profit*

*Adjusted operating profit = Gross trading profit – SGA expenses (excluding restructuring costs)



(billions of yen)
180
150
120
90
60
30
0
■ 1H Results
□ Yearly
✓ New record profit for six moth
✓ Profit increase for six consecutive terms
25.5
47.2
45.4
81.1
38.5
80.2
44.6
95.0
68.6
151.8
+21.6 bn yen
31% up
90.1
Revised Yearly Pros.
165.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V" PLAN
"G" PLAN

3. Core Earnings*

*Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)


(billions of yen)
✓ New record profit for six moth
✓ Profit increase in six consecutive terms
■ Core earnings (Yearly)
■ Interest expense-net (Yearly)
1H Results Core earnings
1H Results Interest expense-net
Revised Yearly Pros.
234.3
250
200
150
100
50
0
-50
Core earnings
56.1
101.3
103.0
124.7
195.4
25.0 bn yen
26% up
28.9
55.5
51.1
62.0
96.3
121.3
-15.1
-11.4
-10.7
-12.4
-12.2
-15.2
Interest expense-net
-29.5
-23.5
-23.0
-19.8
-24.1
Revised Yearly Pros.
-36.0
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
"A" PLAN
"V" PLAN
"G" PLAN

(note) From FY2006 onwards, "Equity in earnings" will be included in "Income (losses) before income taxes". Some figures for FY2005 have been revised accordingly.

4. Business Portfolio & Earnings Structure

Net Income


Consumer Products
20%
Finance, Logistics & NewBusiness
Development & Construction
Textile
Agri-Marine Products
Non-resources
JPY 39.2 bn
Iron & Steel Strategies and Coordination
Materials
21%
Chemicals
Forest Products & General Merchandise
Information & Communication
Plant, Ship & Infrastructure Projects
Power Projects
18%
Machinery
Transportation & Industrial Machinery
Metals & Mineral Resources
Energy
40%
Energy & Resources
JPY 26.4 bn
FY2006 1H
JPY 65.6 bn


Consumer Products
13%
Materials
29%
Energy & Resources
58%
22%
Machinery
FY2005
Yearly
JPY 73.8 bn

Better-balanced Earnings Structure

Note) Corporate & Elimination and others (−22%) are omitted.

Net Interest-bearing Debt


Consumer Products
34%
19%
Energy & Resources
27%
Machinery
19%
Materials
FY2006 1H
JPY 1,915.1 bn

Core Earnings


Consumer Products
19%
Energy & Resources
35%
14%
Machinery
21%
Materials
FY2006 1H
JPY 121.3 bn

Marubeni CORPORATION

5. Shareholders' Equity & Net Interest-bearing Debt



"A" PLAN
"V"PLAN
"G"PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
10.3times
8.7times
5.01times
4.12times
2.83times
2.79times
Net D/E ratio
Shareholders' equity
263.9
260.1
393.0
443.2
663.8
686.2

	Mar.02	Mar.03	Mar.04	Mar.05	Mar.06	Sept.06
Shareholders' Equity (Y bn)	263.9	260.1	393.0	443.2	663.8	686.2
Net Interest-bearing debt	2,712.9	2,264.1	1,969.3	1,823.9	1,876.4	1,915.1
Net D/E ratio	10.3times	8.7times	5.01times	4.12times	2.83times	2.79times

6. Shareholders' Equity & Net Risk Assets


"A" PLAN
"V" PLAN
"G" PLAN
(billions of yen)
800
700
600
500
400
300
200
100
0
Net Risk Asset
Shareholders' Equity
652.7
645.9
625.6
584.7
572.6
629.7
263.9
260.1
393.0
443.2
663.8
686.2

	Mar. 02	Mar. 03	Mar. 04	Mar. 05	Mar. 06	Sept. 06
■ Shareholders' equity (Y bn) (1)	263.9	260.1	393.0	443.2	663.8	686.2
□ Net risk asset (Y bn) (2)	652.7	645.9	625.6	584.7	572.6	629.7
(1)-(2)	-388.8	-385.8	-232.6	-141.5	91.2	56.5

Marubeni CORPORATION

◇ New Investment and Finance under the "G" PLAN ◇

7. New Investment and Finance under the "G" PLAN

New Investments and Finance under the "G" PLAN

Total amount for the two years of the plan
500 to 600 billion yen

The "Offensive" side :
Steady Accumulation of Prime Assets

1H Result : over 100 bn yen

Daiei	Approx. 70 bn yen
Sithe Korea	Approx. 5 bn yen
DG Energy	Approx. 4 bn yen

2H Perspective : 150 to 200 bn yen

- Overseas IPP Business
- Energy & Resources, etc.

The "Defensive" side :
Carefully Screened Projects and Risk Management

Exacting Investment Criteria

- PATRAC
- IRR
- Collection Term

Enhancement of follow-up

- Monitoring
- Adoption of clear exit rules
  → to protect against loss expansion by taking early actions

8. Marubeni's Agri-Marine Products Value Chain



Farm Products
Marine / Poultry Products
Processed Foods
Beverage Ingredients
Foreign / Domestic Sources (incl. Marubeni Group Companies)
Foreign / Domestic Manufactures
Nacx Nakamura
Benirei
Marubeni Egg
Marubeni Corp.
Yamaboshiya
Marubeni Chikusan
Marubeni Foods
...
Distribution Flow
TOBU STORE
Consolidated Sales(FY05) 78.2 billion yen
Maruetsu
Consolidated Sales (FY05) 329.8 billion yen
Daiei
Consolidated Sales (FY05) 1,675.1 billion yen
Ingredients / Raw Materials
Information Flow (Needs at Downstream)
Manufacturing
Partners (Wholesalers, Vendors, etc.)
Wholesale
Upstream
Midstream
Downstream

9. Capital and Business Alliance with Daiei, Inc. and Aeon Co., Ltd.


DISCUSSING CAPITAL AND BUSINESS ALLIANCE
Marubeni CORPORATION
Aeon
Sales : 4,430.2 billion yen
Number of stores : 1,222
44.6%
share transfer (planned)
approx. 15%
30.2%
approx. 20%
Daiei
Sales : 1,675.1 billion yen
Number of stores : 483
37.7%
share transfer (planned)
Maruetsu
Sales : 329.8 billion yen
Number of stores : 241

<< Exclusive Negotiating Rights to Aeon– Negotiations on a Capital and Business Alliance>> Deadline : March 31, 2007

Issues :
(1) Jointly procuring national brand products and jointly developing private brand products
(2) Sharing information and logistics systems and developing common systems
(3) Jointly procuring indirect consumable materials, fixtures, etc.
(4) Providing and sharing know-how to improve the efficiency of back office operations

Share Transfer : (Subject to realization of business alliance)
(1) Transfer of about 15% of Daiei Preferred Shares held by Marubeni
(2) Transfer of about 20% of the Maruetsu stock held by Daiei

Notes) All consolidated figures Sales : FY2005 yearly results Stores : Latest disclosed numbers

10. Portfolio in Power Projects

Total Power Generating Capacity --- over 10,000 MW

★ SEL (Smartest Energy) : Consolidation business in UK
★ DGI (DG Energy) : a diversified electric-power generator with renewable energy system such as biomass


DGI
USA (45MW)
*CEDAR BAY
USA (250MW)
*MIRAVALLES
Costa Rica (27MW)
SEL
UK (1090MW)
*SEC
Spain (64MW)
*RADES
Tunisia (471MW)
MARMARA
Turkey (480 MW)
RABIGH
S.Arabia (600 MW)
*MESAIEED Qatar
(2000MW)
(Order received in Oct.2006)
TAWEELAH
UAE (2000 MW)
TAPAL
Pakistan (126MW)
PPN
India (347MW)
TANGSHAN
China (100MW)
ICHON
Korea (250MW)
YOUNGDUK
Korea (40MW)
Japan (103MW)
GANGWON
Korea (98MW)
*BANG BO
Thailand (350MW)
*SAN ROQUE
Philippines (345MW)
MAHANAGDONG
Philippines (180MW)
*MINDANAO II
Philippines (48MW)
*MINDANAO I
Philippines (47MW)
MILLMERAN
Australia (840MW)
*SMITHFIELD
Australia (162MW)

AXIA Power (Marubeni 100%)
Holding company of power assets (*Operated by AXIA)

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS ABOUT THE PERFORMANCE OF MARUBENI AND ITS GROUP COMPANIES, BASED ON MANAGEMENT'S ASSUMPTIONS IN LIGHT OF CURRENT INFORMATION. THE FOLLOWING FACTORS MAY THEREFORE INFLUENCE ACTUAL RESULTS.
THESE FACTORS INCLUDE CONSUMER TRENDS IN JAPAN AND IN MAJOR GLOBAL MARKETS, PRIVATE CAPITAL EXPENDITURES, CURRENCY FLUCTUATIONS, NOTABLY AGAINST THE U.S. DOLLAR, MATERIALS PRICES, AND POLITICAL TURMOIL IN CERTAIN COUNTRIES AND REGIONS.

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Financial Results for 1s

(Unit: billions of yen)

Operating Results	1st Half FY2006 Results	1st Half FY2005 Results (*2)	FY05/06 1H Variance	Variance in Percentage	Prospects for FY2006	Variance from initial prospect
Total volume of trading transactions (*1)	¥ 4,686.7	¥ 4,014.4	¥ 672.4	17%	¥ 9,500.0	¥ 200.0
Gross trading profit	265.0	236.2	28.8	12%	535.0	-
Selling, general and administrative expenses	-174.9	-167.7	-7.2	-	-370.0	-
Provision for doubtful accounts	0.7	-3.2	3.9	-	-3.0	2.0
Operating profit (*1)	90.9	65.4	25.5	39%	162.0	2.0
Interest expense, net of interest income	-15.2	-12.2	-3.0	-	-36.0	2.0
Dividends	4.2	5.6	-1.4	-	16.0	2.0
Gain (loss) on investment securities	6.4	1.9	4.5	-		
Gain (loss) on property and equipment	-2.8	-3.2	0.4	-	-5.0	5.0
Other-net	-0.0	-3.5	3.4			
Equity in earnings (losses) of affiliated companies (*2)	23.7	22.2	1.5	-	50.0	10.0
Income (loss) from continuing operations before income taxes	107.0	76.2	30.8	40%	187.0	21.0
Provision (benefit) for income taxes	-37.9	-30.0	-8.0	-	-66.0	-6.0
Minority interests in consolidated subsidiaries	-3.5	-1.7	-1.7	-	-6.0	-
Net income (loss) from continuing operations	65.6	44.5	21.1	47%	115.0	15.0
Loss from Discontinued Operations (after income tax)	-	-6.4	6.4	-	-	-
Net income (loss)	65.6	38.1	27.5	72%	115.0	15.0

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.
(*2) As of FY 2006, Equity in earnings (losses) of affiliated companies are included within income before income taxes.
Some of the figures for 1st Half FY2005 have been reclassified accordingly.

Revenue (*3)	1,807.6	1,527.7	279.9	18%		

(*3) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.

Adjusted operating profit (*4)	90.1	68.6	21.6	31%	165.0	-
Core earnings (*5)	121.3	96.3	25.0	26%	234.3	15.3

(*4) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)
(*5) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	September 30, 2006	March 31, 2006	Variance from March 31
Total assets	4,694.5	4,587.1	107.4
(Current assets)	(2,377.2)	(2,168.6)	(208.6)
(Fixed assets)	(2,317.3)	(2,418.5)	(-101.2)
Shareholders' equity	686.2	663.8	22.4
Interest-bearing debt	2,267.5	2,267.0	0.5
Net interest bearing debt	1,915.1	1,876.4	38.8
D/E ratio (*6)	2.79 x	2.83 x	-0.04 points

(*6) D/E ratio is calculated based on net interest-bearing debt

Cash Flow	1st Half FY2006	1st Half FY2005
Cash flow from operating activities	-19.7	3.7
Cash flow from investing activities	-67.4	-41.8
Free Cash Flows	-87.1	-38.1
Cash flow from financing activities	46.5	-59.1
Effect of exchange rate changes	-1.7	5.3
Changes in cash and cash equivalents	-42.3	-91.9

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	1st Half FY2006	1st Half FY2005	Variance
No. of profit making companies	414	414	-
Surplus amount	72.9	57.4	15.5
No. of loss making companies	141	148	-7
Deficit amount	-10.2	-13.7	3.5
No. of companies, total	555	562	-7
Net Income (loss)	62.7	43.7	18.9
Ratio of profit making companies	74.6%	73.7%	+0.9%

Major Financial Indicators and Financial Yearly Prospects

Major Financial Indicators	1st Half FY06	1st Half FY05	Variance	*Assumptions for the current yearly prospects* 2nd Half FY06
1) Foreign Exchange Rate (YEN/USD)	115.38	109.48	(Yen down by 5.90 yen)	¥117
2) JPY TIBOR(%)	0.324	0.085	(up by 0.239%)	0.500
USD LIBOR(%)	5.331	3.535	(up by 1.796%)	5.400
3) Oil (USD/Barrel) *North Sea Brent	66	50	(up by USD16/Barrel)	60
Copper (USD/MT) *LME	6,070	3,333	(up by USD2,737/MT)	7,000

October 27, 2006
Marubeni Corporation

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t Half FY2006 and Prospects for FY2006 (US GAAP Basis)

Outline of Financial Results for 1st Half FY2006

Highlights of FY2006 Financial Results

- **Net income renewed our record half-year high to 65.6 billion yen, which was 27.5 billion yen (72%) higher than the 38.1 billion yen reported for the same period in the previous fiscal year. Gross trading profit was 265.0 billion yen, and income before taxes was 107.0 billion yen, and for the first time as a half-year result exceeded 100 billion yen.**
  Prospects for the yearly net income as the first year of "G"PLAN is revised upward to 115.0 billion yen from the initial 100.0 billion yen.
- **Adjusted operating profit increased 21.6 billion yen (31%) to 90.1 billion yen, and core earnings rose 25.0 billion yen (26%) to 121.3 billion yen, both renewing our record for half-year results, and posted gain in six consecutive half-year terms on a year-to-year basis.**
- **Shareholder' s equity increased 22.4 billion yen from the end of the previous fiscal year to 686.2 billion yen from the buildup of net income for the period, in spite of a decrease in unrealized gains (losses) on investment securities from a weak stock market.**
- **Net interest-bearing debt was 1,915.1 billion yen. The D/E ratio was 2.79x, with an improvement of 0.04 points from the end of the previous fiscal year.**

Main Items

1) **Total volume of trading transactions ... 4,686.7 billion yen**
Total trading transactions increased 672.4 billion yen over the same period in the previous fiscal year. By major segment, growth was recorded in Energy (+221.2), Metals & Mineral Resources (+148.1), and Overseas corporate subsidiaries & branches (+112.5).
In addition, reported transactions improved 130 billion yen due to the impact of the weaker yen.
(Note) Amounts in parentheses represent the amount of change over the same period in the previous fiscal year (unit: billions of yen).

2) **Gross trading profit ... 265.0billion yen**
Year-on-year growth was 28.8billion yen. See below chart for segmental change.

3) **Selling, general, and administrative expenses ... -174.9billion yen**
Year-on-year increase was 7.2 billion yen, owing mainly to personnel expenses.

4) **Provision for doubtful accounts ... 0.7 billion yen**
The improvement of 3.9 billion yen over the same period the previous fiscal year was mainly due to provisions for overseas bad debt in the previous year.

5) **Interest expense, net of interest income ... -15.2 billion yen**
Increase of 3.0 billion yen over the previous year was due mainly to rising US dollar interest rates.

5) **Dividends ... 4.2 billion yen**
Decrease from Energy-related dividends carried over into the 2nd half resulted in a 1.4 billion yen decrease.

7) **Gain (Loss) on investment securities ...6.4 billion yen**
- Gain (Loss) on sales of investment securities 10.5 billion yen (+8.0 billion yen year-on-year)
- Valuation loss on investment securities -4.2 billion yen (-3.5 billion yen year-on-year)

The net gain increased 4.5 billion yen due largely to the gain on sales of broadcasting-related investment, despite a valuation loss on electronic materials-related investment.

8) **Gain (Loss) on property and equipment ... -2.8 billion yen**
- Gain on sale of property and equipment 1.6 billion yen (+1.0 billion yen year-on year)
- Loss on sale /Valuation loss of property and equipment -4.4 billion yen (-0.6 billion yen year-on-year)

The net loss improved by 0.4 billion yen from the same period in the previous year.

9) **Other-net ... -0.0 billion yen**
This item improved by 3.4 billion yen year-on-year, mainly due to an extraordinary loss from a project withdrawal posted during the previous year.

10) **Equity in earnings (losses) of affiliated companies ... 23.7billion yen**
This item increased by 1.5 billion yen year-on-year. Main items are provided below.

Marubeni-Itochu Steel Inc.	9.2 billion yen	(-0.3 billion yen year-on-year)
Nippon LP Resources	6.8 billion yen	(+2.9 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit 1st Half FY06	Gross trading profit 1st Half FY05	Gross trading profit Variance	Net income (loss) 1st Half FY06	Net income (loss) 1st Half FY05	Net income (loss) Variance	Main reasons for increase/decrease
Agri-Marine Products	34.4	33.9	0.6	4.7	3.4	1.2	Despite a conversion of a subsidiary into an affiliate, gross trading profit increased from higher profit in other subsidiaries, and with an increase in equity in earnings, net income also increased.
Textile	12.0	12.2	-0.2	0.3	0.5	-0.2	Gross trading profit decreased due to lower profit ratio in apparel products. Net income for the period also decreased.
Forest Products & General Merchandise	27.3	22.5	4.7	4.5	-2.9	7.4	Added to the growth in gross trading profit with the effect of the consolidation of the Musi Pulp Project, the absence of loss from discontinued operations posted last year resulted in a sharp increase in net income.
Chemicals	15.9	16.4	-0.5	1.0	4.4	-3.4	With the decrease in gross trading profit in basic chemicals and others, alongside a valuation loss posted in electronic materials-related investment, net income suffered a sharp decline.
Energy	43.9	30.0	13.9	14.3	9.5	4.8	Sharp increase in gross trading profit mainly from concessions in natural resources fields supported a significant increase in net income for the period.
Metals & Mineral Resources	8.7	11.0	-2.3	12.0	7.9	4.2	Despite a decrease in gross trading profit from an absence of a transitory profit posted last year, increased equity in earnings from the copper mining and smelter business resulted in a sharp increase in net profit.
Transportation & Industrial Machinery	26.2	25.8	0.4	4.3	1.8	2.6	Gross trading profit increased centering on aerospace businesses. In addition, an absence of a withdrawal loss from an automotive-related business led to an increase in net income for the period.
Power Projects	12.2	11.0	1.2	5.1	3.2	1.9	Gross trading profit increased mainly in overseas power subsidiaries. The net income for the period greatly improved due to an increase in equity earnings of affiliated companies.
Plant, Ship & Infrastructure Projects	8.5	6.4	2.1	0.7	1.9	-1.2	Gross trading profit increased with contribution from projects such as the South American railway project, yet decrease in equity in earnings from Central and South American projects lead to a decline in net income for the period.
Information & Communication	13.2	12.6	0.7	1.5	-1.2	2.7	Gross trading profit increased in the information-related subsidiary, and in addition, profit from sales of broadcasting-related investment contributed to a significant rise in net profit.
Development & Construction	18.6	11.0	7.7	5.3	0.9	4.3	Gross trading profit significantly increased through buoyant sales of domestic condominiums. Likewise, net income for the period showed significant increase.
Finance, Logistics & New Business	4.7	3.6	1.2	2.9	2.3	0.6	Gross trading profit increased from a consolidation of a subsidiary. In addition, net income increased through higher profit in investment funds.
Iron & Steel Strategies and Coordination	0.4	0.5	-0.1	8.1	10.8	-2.7	Net income for the period dropped due to decreased equity earnings of affiliated companies.
Overseas corporate subsidiaries & branches	43.2	40.9	2.3	5.6	5.7	-0.1	Gross trading profit increased due to effects of currency translation and others, while net income showed little change because of lower outcome from Marubeni Europe, and others.
Corporate & elimination	-4.2	-1.5	-2.8	-4.7	-10.1	5.4	-------
Consolidated	265.0	236.2	28.8	65.6	38.1	27.5	

(Note1) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segment were shown according to Japanese accounting practice, and therefore the difference between the two standards for the 1st half of fiscal year 2005 is included in "corporate & elimination".

(Note2) Effective April 1, 2006, the segments of ***Transportation Machinery***, ***Industrial Machinery & Information Business***, and ***Plant, Power & Infrastructure Projects*** have been reorganized as ***Transportation & Industrial Machinery***, ***Power Projects***, ***Plant, Ship & Infrastructure Projects***, and ***Information & Communication***. Furthermore, ***Domestic Branches & Offices*** have been incorporated into ***Corporate & elimination*** due to its significance. Accordingly, the above segment information has been restated.

Outline of FY2006 Prospects

- **In spite of losses posted through the reexamination of our assets, net profit for the period marked 65.6 billion yen supported by robust core earning power. Therefore, we have revised our prospects for net profit for FY2006 upward to 115.0 billion yen.**
- **Interim cash dividend for common stock will be 3.50 yen, as initially planned. Planned yearly cash dividend is revised upward to 9 yen.**

82-616

Interim Financial Results for FY2006

Contents

I. Consolidated Financial Results for 1st Half FY2006

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

Consolidated Financial Results for 1st Half FY2006

Marubeni Corporation

1. Consolidated Statements of Income

	Millions of yen			
	Six months ended September 30			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥1,718,982	¥1,437,931	¥ 281,051	19.5%
Commissions on services and trading margins	88,583	89,747	-1,164	-1.3%
Total	1,807,565	1,527,678	279,887	18.3%
Cost of revenues from trading and other activities	-1,542,549	-1,291,452	-251,097	19.4%
Gross trading profit	265,016	236,226	28,790	12.2%
Expenses and other:				
Selling, general and administrative expenses	-174,898	-167,673	-7,225	4.3%
Provision for doubtful accounts	732	-3,176	3,908	-
Interest income	11,630	10,118	1,512	14.9%
Interest expense	-26,853	-22,307	-4,546	20.4%
Dividends received	4,218	5,597	-1,379	-24.6%
Impairment loss on investment securities	-4,167	-638	-3,529	553.1%
Gain (loss) on sales of investment securities	10,532	2,512	8,020	319.3%
Gain (loss) on property and equipment	-2,797	-3,151	354	-11.2%
Equity in earnings (losses) of affiliated companies-net	23,652	22,159	1,493	6.7%
Other – net	-29	-3,460	3,431	-99.2%
Total	-157,980	-160,019	2,039	-1.3%
Income (loss) from continuing operations before income taxes	107,036	76,207	30,829	40.5%
Provision for income taxes	-37,930	-29,960	-7,970	26.6%
Income (loss) from continuing operations	69,106	46,247	22,859	49.4%
Minority interests in consolidated subsidiaries	-3,461	-1,724	-1,737	100.8%
Net income (loss) from continuing operations	65,645	44,523	21,122	47.4%
Loss from Discontinued Operations (after income tax)	-	-6,400	6,400	-
Net Income	¥ 65,645	¥ 38,123	¥ 27,522	72.2%
Dividend for preferred shares	¥ 605	¥ 755	¥ -150	-19.9%
Net income available for shareholders	65,040	37,368	27,672	74.1%
Basic earnings per share *(yen)*	40.40	25.03	15.37	61.4%
Diluted earnings per share *(yen)*	37.87	20.94	16.93	80.9%
Total volume of trading transactions (Based on Japanese accounting practice)	4,686,738	4,014,371	672,367	16.7%
Operating profit (Based on Japanese accounting practice)	90,850	65,377	25,473	39.0%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)
(Note 2)Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.
Some of the figures for 1st Half FY2005 have been reclassified accordingly.

1. Total volume of trading transactions and Gross trading profit by operating segment:

(billions of yen)	Total volume of trading transactions: 1st Half FY2006	Total volume of trading transactions: Variance year-on-year	Gross trading profit: 1st Half FY2006	Gross trading profit: Variance year-on-year	(Main reasons for increase/ decrease of Gross trading profit)
Agri-Marine Products	506.8	32.1	34.4	0.6	Increase in foodstuffs and food merchandising related businesses.
Textile	177.1	- 10.0	12.0	- 0.2	Decrease due to lower profit ratio in apparel products.
Forest Products & General Merchandise	417.8	25.3	27.3	4.7	Increase from the consolidation of the Musi Pulp project.
Chemicals	419.9	37.8	15.9	- 0.5	Decrease mainly in basic chemicals and vinyl alkali.
Energy	1,221.7	221.2	43.9	13.9	Increase from concessions.
Metals & Mineral Resources	490.5	148.1	8.7	- 2.3	Decrease from transitory profit posted last period.
Transportation & Industrial Machinery	302.6	1.2	26.2	0.4	Increase in aerospace businesses.
Power Projects	116.9	32.1	12.2	1.2	Increase in overseas power subsidiaries.
Plant, Ship & Infrastructure Projects	303.0	10.8	8.5	2.1	Increase through South American railway project.
Information & Communication	105.5	0.5	13.2	0.7	Increase mainly in subsidiaries.
Development & Construction	92.7	21.9	18.6	7.7	Increase in buoyant sales of domestic condominiums.
Finance, Logistics & New Business	19.4	7.0	4.7	1.2	Increase from consolidation of a subsidiary and in the logistics business.
Iron & Steel Strategies and Coordination	0.4	- 0.1	0.4	- 0.1	
Overseas corporate subsidiaries & branches	708.3	112.5	43.2	2.3	Increase supported by Marubeni America.
Corporate & elimination	- 195.7	12.0	- 4.2	- 2.8	
Consolidated	4,686.7	672.4	265.0	28.8	

(billions of yen)	1st Half FY2006	1st Half FY2005	Variance	(Main reasons for increase/ decrease)
Revenue	1,807.6	1,527.7	279.9	Increase in Metals & Mineral Resources, Energy, Chemicals, Forest Products & General Merchandise, Agri-Marine Products, and Development & Construction

2. Expenses:

(billions of yen)

	1st Half FY2006	1st Half FY2005	Variance	(Main reasons for increase/ decrease)
Selling, general and administrative expenses	- 174.9	- 167.7	- 7.2	
(Personnel expenses)	(- 86.5)	(- 80.5)	(- 6.1)	Increase in payment of bonus.
(Transportation expenses)	(- 7.7)	(- 7.2)	(- 0.5)	
(Service commissions)	(- 11.1)	(- 10.8)	(- 0.3)	
(Depreciation expenses)	(- 8.7)	(- 8.8)	(0.1)	
Provision for doubtful accounts	0.7	- 3.2	3.9	Allowance for overseas bad debt posted in 1st Half FY2005
Total	- 174.2	- 170.8	- 3.3	

3. Financial Expenses:

(billions of yen)

	1st Half FY2006	1st Half FY2005	Variance	(Main reasons for increase/ decrease)
Interest income	11.6	10.1	1.5	
Interest expense	- 26.9	- 22.3	- 4.5	Increase mainly in rising US dollar interest rates.
(Interest - net)	(- 15.2)	(- 12.2)	(- 3.0)	
Dividends Received	4.2	5.6	- 1.4	Decrease from Energy-related dividends carried over into the 2nd half.
Total	- 11.0	- 6.6	- 4.4	

4. Gain (loss) on investment securities:

(billions of yen)

	1st Half FY2006	1st Half FY2005	Variance	(Main reasons for increase/ decrease)
Gain (loss) on sales of investment securities	10.5	2.5	8.0	Increase in gain on sales of listed securities held by Parent.
Valuation loss on investment securities	- 4.2	- 0.6	- 3.5	
Total	6.4	1.9	4.5	

5. Gain (loss) on property and equipment:

(billions of yen)

	1st Half FY2006	1st Half FY2005	Variance	(Main reasons for increase/ decrease)
Gain on sales of property and equipment	1.6	0.6	1.0	Increase in subsidiary.
Loss on sales of property and equipment/ impairment losses	- 4.4	- 3.7	- 0.6	
Total	- 2.8	- 3.2	0.4	

6. Equity in earnings (losses) of affiliated companies

(billions of yen)	1st Half FY2006	1st Half FY2005	Variance
Marubeni-Itochu Steel Inc.	9.2	9.5	- 0.3
Nippon LP Resources	6.8	3.9	2.9
CNC(PEMEX Nitrogen)	0.8	0.1	0.7
Thai Cold Rolled	0.4	1.8	- 1.5
SHANGHAI ASAHI	- 0.7	0.1	- 0.8
Daishowa-Marubeni Int'l	- 0.5	- 0.5	- 0.1
Other	7.8	7.3	0.5
Total	23.7	22.2	1.5

Reference - Influence of newly included companies / excluded companies on Consolidated P/L

	Newly included	Excluded	Net influence
Total volume of trading transactions	28.8	- 26.4	2.4
Gross trading profit	8.1	- 6.6	1.5
SGA expenses (excl. doubtful accounts)	- 3.7	4.8	1.1
Operating profit	4.4	- 1.8	2.6
Interest expense-net	- 3.6	- 0.1	- 3.6
Dividends	0.0	- 0.0	0.0

7. Other-net

(billions of yen)

1st Half FY2006	1st Half FY2005	Variance
- 0.0	- 3.5	3.4

Marubeni Corporation

2. Consolidated Balance Sheets

	Millions of yen		
	September 30 2006	March 31 2006	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	¥ **326,649**	¥ 368,936	¥ **-42,287**
Time deposits	**25,734**	21,674	**4,060**
Investment securities	**21,803**	20,989	**814**
Notes and accounts receivable - trade:			
Notes receivable	**124,264**	90,973	**33,291**
Accounts receivable	**1,015,144**	896,781	**118,363**
Due from affiliated companies	**85,684**	79,553	**6,131**
Allowance for doubtful accounts	**-17,651**	-17,910	**259**
Inventories	**417,746**	395,599	**22,147**
Advance payments to suppliers	**148,117**	109,330	**38,787**
Deferred income taxes	**38,601**	32,048	**6,553**
Prepaid expenses and other current assets	**191,145**	170,644	**20,501**
Total current assets	**2,377,236**	2,168,617	**208,619**
Investments and long-term receivables:			
Affiliated companies	**438,416**	314,261	**124,155**
Securities and other investments	**542,681**	615,361	**-72,680**
Notes, loans and accounts receivable - trade	**177,650**	214,763	**-37,113**
Allowance for doubtful accounts	**-70,437**	-81,964	**11,527**
Property leased to others, at cost, less accumulated	**159,001**	231,747	**-72,746**
Total investments and long-term receivables	**1,247,311**	1,294,168	**-46,857**
Net property and equipment	**747,758**	780,809	**-33,051**
Prepaid pension cost	**61,872**	83,746	**-21,874**
Deferred income taxes	**54,925**	52,364	**2,561**
Intangible fixed assets	**90,138**	89,325	**813**
Goodwill	**26,630**	27,936	**-1,306**
Other assets	**88,623**	90,107	**-1,484**
Total assets	¥ **4,694,493**	¥ 4,587,072	¥ **107,421**

*These financial statements are based on US GAAP.

Major Increase / Decrease

Assets

(Billions of Yen)

	Sept. 06	Variance from March 06	
Cash and cash equivalents	326.6	- 42.3	Decrease mainly in subsidiaries.
Notes receivable	124.3	+ 33.3	Increase in both Parent and subsidiaries.
Accounts receivable	1,015.1	+ 118.4	Increase in both Parent and subsidiaries.
Inventories	417.7	+ 22.1	Increase in both Parent and subsidiaries.
Advance payment to suppliers	148.1	+ 38.8	Increase in both Parent and subsidiaries.
Prepaid expenses and other current assets	191.1	+ 20.5	Increase in both Parent and subsidiaries.
Investments and long-term receivables from affiliated companies	438.4	+ 124.2	Increase mainly from consolidation of an affiliate.
Securities and other investments	542.7	- 72.7	Decrease mainly from depreciation of market value in listed shares.
Long-term notes, loans and accounts receivable - trade	177.7	- 37.1	Decrease both in loans and accounts receivable.
Property leased to others, at cost, less accumulated depreciation	159.0	- 72.7	Decrease mainly in subsidiaries.
Tangible fixed assets	747.8	- 33.1	Decrease mainly in subsidiaries.
Prepaid pension cost	61.9	- 21.9	Decrease mainly in withdrawal from annuity trust.
Deferred income taxes (Assets) (Current/Fixed)	93.5	+ 9.1	Percentage in total Assets 13.6% (Mar. 2006: 12.7%)
Deferred income taxes (Liabilities) (Current/Fixed)	29.1	- 0.4	
Deferred income taxes-net	64.4	+ 9.5	

Marubeni Corporation
Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2006	March 31 2006	**Variance**
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ **273,648**	¥ 368,491	¥ **-94,843**
Current portion of long-term debt	**176,680**	219,650	**-42,970**
Notes and accounts payable-trade			
Notes and acceptances payable	**209,958**	186,741	**23,217**
Accounts payable	**768,098**	715,370	**52,728**
Due to affiliated companies	**44,854**	46,432	**-1,578**
Advance payments received from customers	**126,646**	97,673	**28,973**
Income taxes	**21,016**	16,220	**4,796**
Deferred income taxes	**3,101**	3,310	**-209**
Accrued expenses and other current liabilities	**294,690**	307,342	**-12,652**
Total current liabilities	**1,918,691**	1,961,229	**-42,538**
Long-term debt, less current portion	**2,006,702**	1,879,739	**126,963**
Employees' retirement benefits	**9,844**	9,129	**715**
Deferred income taxes	**26,036**	26,189	**-153**
Minority interests in consolidated subsidiaries	**47,020**	46,999	**21**
Shareholders' equity:			
Paid-in capital	**262,686**	262,686	**-**
Additional paid-in capital	**155,904**	155,903	**1**
Retained earnings (losses)	**250,625**	193,772	**56,853**
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	**84,131**	109,035	**-24,904**
Currency translation adjustments, net of reclassification	**-58,637**	-53,450	**-5,187**
Net unrealized losses on derivatives	**-6,391**	-2,116	**-4,275**
Minimum pension liability adjustment	**-1,717**	-1,717	**-**
Cost of common stock in treasury	**-401**	-326	**-75**
Total shareholders' equity	**686,200**	663,787	**22,413**
Total liabilities and shareholders' equity	¥ **4,694,493**	¥ 4,587,072	¥ **107,421**

Major Increase / Decrease

Liabilities

(Billions of Yen)

	Sept. 06	Variance from March 06	
Short-term loans	273.6	- 94.8	Decrease mainly in subsidiaries.
Current portion of long-term debt	176.7	-43.0	Decrease in debentures and loans.
Long-term interest-bearing debt, less current portion	1,817.2	+ 138.3	Increase in loans, decrease in debentures.
Short & long-term loans, debentures	2,267.5	+ 0.5	Effects of SFAS133: +3.2 (Variance from Mar. 2006 +7.3)
Net interest-bearing debt	1,915.1	+ 38.8	Net interest-bearing debt, excluding effects of SFAS133 1,911.9 (Variance from Mar. 2006 +31.5)
Notes payable	210.0	+ 23.2	Increase in both Parent and subsidiaries.
Accounts payable	768.1	+ 52.7	Increase in both Parent and subsidiaries.
Advance payments received	126.6	+ 29.0	Increase mainly in Parent.
Accured expenses and other current liabilities	294.7	- 12.7	Increase in Parent, decrease in subsidiaries.

Shareholders' equity

	Sept. 06	Variance from March 06	
Total shareholders' equity	686.2	+ 22.4	Retained earnings +56.9 (Net income +65.6, Dividend paid -8.8), Net unrealized gains (losses) on investment securities -24.9, Currency translation adjustments -5.2, Net unrealized losses on derivatives -4.3, Cost of common stock in treasury -0.1

2. Financial Position

	Sept. 06	March 06	
Ratio of net worth to total assets	14.6%	14.5%	
Current ratio	123.9%	110.6%	
D/E ratio ※	2.79x	2.83x	※ D/E ratio = (Gross interest-bearing debt - Cash and cash equivalents, and time deposits) / Shareholders' equity

	1st Half FY2006	1st Half FY05
R O A	1.41%	0.89%
R O E	9.73%	7.97%

Marubeni Corporation
3. Consolidated Statements of Cash Flows

	Millions of yen Six Months Ended September 30, 2006	
Operating activities		
Net income (loss)	¥ 65,645	Income increased especially in the natural resources field, yet with an increase in operating assets, net disbursements amounted to 19.7 billion yen.
Adjustments to reconcile net income (loss) to net cash provided by operating activities	40,689	
Changes in operating assets and liabilities	-126,021	
Net cash provided by operating activities	**-19,687**	
Investing activities		
Disbursements from purchases, and proceeds from sales and redemptions of securities and other investments	-64,773	Proceeds from divestiture of a leasing company in the U.S., offset by purchase of the Daiei stocks, resulting in an disbursement of 64.8 billion yen.
Disbursements from purchases, and proceeds from sales of property, equipment and property leased to others	-19,728	Purchase of overseas resources concession, among others, resulted in an disbursement of 19.7 billion.
Collection of loans receivable, and Loans made to customers	17,109	Collection of overseas receivables resulted in an income of 17.1billion yen.
Net cash provided (used) by investing activities	**-67,392**	
Free Cash Flows	**-87,079**	
Financing activities		
Net decrease (increase) in short-term loans	-65,211	Reserves were alloted for repayment, resulting in an disbursement of 65.2 billion yen.
Proceeds from and payments of long-term debt	122,109	Long-term fund procurement for energy-related businesses and others resulted in an income of 122.1 billion yen.
Cash dividend	-8,792	
(Purchase) sale of treasury stock	-74	
Other	-1,569	
Net cash used (provided) in financing activities	**46,463**	
Effect of exchange rate changes on cash and cash equivalents	-1,671	
Net increase (decrease) in cash and cash equivalents	-42,287	
Cash and cash equivalents at beginning of period	368,936	
Cash and cash equivalents at end of period	326,649	

These financial statements are based on US GAAP.

Marubeni Corporation

4. Consolidated Companies

Increase/Decrease of Consolidated Surplus/Deficit

1st Half FY 2006 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	104	10.3	42	-2.7	146	7.5
	(ratio)	71.2%		28.8%			
	Overseas	181	33.6	58	-2.1	239	31.5
	(ratio)	75.7%		24.3%			
	Total	285	43.8	100	-4.8	385	39.0
	(ratio)	74.0%		26.0%			
Affiliated companies	Domestic	38	12.9	12	-0.7	50	12.2
	(ratio)	76.0%		24.0%			
	Overseas	91	16.1	29	-4.7	120	11.4
	(ratio)	75.8%		24.2%			
	Total	129	29.0	41	-5.4	170	23.7
	(ratio)	75.9%		24.1%			
Total	Domestic	142	23.2	54	-3.5	196	19.7
	(ratio)	72.4%		27.6%			
	Overseas	272	49.7	87	-6.8	359	42.9
	(ratio)	75.8%		24.2%			
	Total	414	72.9	141	-10.2	555	62.7
	(ratio)	74.6%		25.4%			

1st Half FY 2005 (billions of yen)

		Profit-making companies		Loss-making companies		Total	
		No. of companies	Surplus amount	No. of companies	Deficit amount	No. of companies	Net profit(loss)
Subsidiaries	Domestic	103	7.5	45	-4.8	148	2.7
	(ratio)	(69.6%)		(30.4%)			
	Overseas	184	30.3	60	-6.0	244	24.3
	(ratio)	(75.4%)		(24.6%)			
	Total	287	37.7	105	-10.7	392	27.0
	(ratio)	(73.2%)		(26.8%)			
Affiliated companies	Domestic	38	10.0	19	-0.8	57	9.2
	(ratio)	(66.7%)		(33.3%)			
	Overseas	89	9.7	24	-2.2	113	7.5
	(ratio)	(78.8%)		(21.2%)			
	Total	127	19.7	43	-2.9	170	16.7
	(ratio)	(74.7%)		(25.3%)			
Total	Domestic	141	17.5	64	-5.5	205	11.9
	(ratio)	(68.8%)		(31.2%)			
	Overseas	273	39.9	84	-8.2	357	31.8
	(ratio)	(76.5%)		(23.5%)			
	Total	414	57.4	148	-13.7	562	43.7
	(ratio)	(73.7%)		(26.3%)			

Transition of number of profit-making/loss-making consolidated companie

		FY2003	FY2004	FY2005	1st Half FY03	1st Half FY04	1st Half FY05	1st Half FY06
Profit-making companies	No. of Companies	390 (77.7%)	422 (80.4%)	433 (78.0%)	361 (74.6%)	380 (72.7%)	414 (73.7%)	414 (74.6%)
	amount	63.8	92.7	120.9	36.8	47.8	57.4	72.9
Loss-making companies	No. of Companies	112 (22.3%)	103 (19.6%)	122 (22.0%)	123 (25.4%)	143 (27.3%)	148 (26.3%)	141 (25.4%)
	amount	-42.4	-45.5	-41.5	-21.0	-22.6	-13.7	-10.2
Total	No. of Companies	502	525	555	484	523	562	555
	amount	21.4	47.2	79.4	15.8	25.2	43.7	62.7
Amounts related to discontinued operations have been subtracted from the above deficit amount.								
amount		-1.0	-5.5	-11.4	-0.8	-1.0	-11.8	-

5. Balance of Risk Exposure Outstanding in 11 Countries (As of September. 30, 2006)

1.Balance of Risk Exposure Outstanding (Investments, Loans, Guarantees and Deferred Payments)

(Billions of Yen)

	Investments	Loans	Guarantees	Deferred Payments	Gross Risk Exposure		Net Risk Exposure	
						+/- from Mar06		+/- from Mar06
P.R. China	34.0	22.7	5.5	0.4	62.6	0.3	61.2	0.6
Hong Kong	2.1	0.0	4.1	0.0	6.2	0.7	6.2	0.7
S. Korea	24.8	3.8	0.4	0.0	29.0	13.0	25.1	9.2
Indonesia	84.2	59.4	8.8	3.6	155.9	-17.4	146.5	-13.8
Philippines	38.3	21.8	0.0	0.0	60.1	-17.1	55.3	-16.7
Thailand	14.4	0.6	11.7	0.0	26.7	1.1	25.9	1.0
India	10.8	1.2	0.0	0.0	12.0	1.9	12.0	1.9
Russia	3.6	0.9	22.8	0.0	27.3	5.0	27.3	5.0
Mexico	6.7	17.7	1.9	0.9	27.2	-1.4	27.2	-1.4
Brazil	14.0	10.2	0.5	0.8	25.5	-1.8	24.3	-0.8
Chile	20.8	0.0	0.0	2.9	23.7	0.7	23.7	0.7
11 Countries Total	253.7	138.3	55.7	8.6	456.2	-15.0	434.7	-13.6

1. The above figures consist of the outstanding investments, loans, guarantees, and deferred payments of the headquarters and the main subsidiaries (including the overseas corporate subsidiaries).

2. The "Net Risk Exposure" represents the difference between the "Gross Risk Exposure" and its hedged portion (the risks are hedged by trade insurances and other measures)

6. Outstanding Balance of Real Estate for Sale and Lease

(billions of yen)

	March 2006	September 2006
Real Estate for Sale (Consolidated Basis)	81.8	69.8
Real Estate for Lease (Consolidated Basis)	90.0	90.0

7. Disposition of Employees (Non-consolidated basis)

● By office location

	April 2004	April 2005	April 2006	October 2006	Variance from April 2006
Head Office	1,963	2,016	2,109	2,166	+57
Domestic Branches	144	143	137	132	-5
Domestic Group Firms	992	853	787	759	-28
Overseas branches and corporate subs.	619	609	606	614	+8
North America	124	117	116	121	+5
Europe	97	96	87	85	-2
Asia	292	291	292	294	+2
Central and South America	37	38	38	39	+1
Others	69	67	73	75	+2
Total	3,718	3,621	3,639	3,671	+32

● By Division

	April 2004	April 2005	April 2006	October 2006	Variance from April 2005
Agri-Marine Products	239	247	250	258	+8
Textile	273	270	266	267	+1
Forest Products & General Merchandise	236	232	232	239	+7
Chemicals	265	262	255	259	+4
Energy	192	187	198	201	+3
Metals & Mineral Resources	131	130	130	134	+4
Transportation & Industrial Machinery *2	265	—	—	—	—
Transportation Machinery *2	—	165	—	—	—
Transportation & Industrial Machinery *2	—	—	233	235	+2
Iron & Steel Strategies and Coordination	75	3	3	2	-1
Utility & Infrastructure *2	207	—	—	—	—
Plant & Ship *2	183	—	—	—	—
Plant, Power & Infrastructure Projects *2	—	318	—	—	—
Power Projects *2	—	—	168	176	+8
Plant, Ship & Infrastructure Projects *2	—	—	251	257	+6
Development & Construction	155	146	146	151	+5
Finance & Logistics Business	130	128	—	—	—
Finance, Logistics & New Business	—	—	157	173	+16
Telecom & Information *2	162	—	—	—	—
Industrial Machinery & Information Business *2	—	308	—	—	—
Information & Communication*2	—	—	102	100	-2
Business Incubation	9	12	12	—	—
Corporate Staff, Others *1	411	463	484	404	-80
Total Core Staff	2,933	2,871	2,887	2,856	-31
Assistant Staff, Others	785	750	752	815	+63
Total	3,718	3,621	3,639	3,671	+32

*1 Former staffs of the machinery division's accounting team were transferred from Corporate Accounting Dept. t(each operating departments from April, 2004

*2 Effective April 1, 2005, the segments of Transportation & Industrial machinery, Utility & Infrastructure, Plant & Ship, and Telecom & Information have been reorganized as Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure Projects.
Furthermore, effective April 1, 2006 the above segments have been reorganized as Transportation & Industrial Machinery Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication

◆Projected number of staffs at end of FY 2006 (non-consolidated basis) approx. 3,600 employees

◆Number of staffs at April 2006 (consolidated basis) 27,388 employees

Transition of Consolidated Financial Results

(billions of yen)

	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006
Total volume of trading transactions	4,312.4	8,793.3	3,824.7	7,902.5	3,742.0	7,936.3	4,014.4	8,686.5	4,686.7
Gross trading profit	214.6	424.6	198.0	406.8	210.8	433.4	236.2	502.0	265.0
Selling, general and administrativ expenses	-169.1	-345.6	-159.5	-326.6	-167.7	-340.6	-167.7	-350.3	-174.9
Provision for doubtful accounts	-6.1	-5.7	1.5	-0.8	-2.5	-6.3	-3.2	-8.5	0.7
Operating profit	39.3	73.4	40.0	79.4	40.6	86.5	65.4	143.2	90.9
Other profits・expenses	-11.8	-37.0	-9.3	-19.3	-7.8	-24.9	10.8	-10.2	16.2
Interest expense-net	-11.4	-23.5	-10.7	-23.0	-12.4	-19.8	-12.2	-24.1	-15.2
Dividends	3.6	6.8	4.4	7.2	4.9	9.0	5.6	12.1	4.2
Gain (loss) on investmen securities	0.5	-12.7	1.8	16.1	8.8	28.7	1.9	-3.4	6.4
Gain (loss) on property and equipment	1.1	8.5	-0.5	-1.5	-2.7	-6.3	-3.2	-21.3	-2.8
Equity in earnings (losses)	-	-	-	-	-	-	22.2	31.6	23.7
Other-net	-5.6	-16.1	-4.3	-18.0	-6.5	-36.5	-3.5	-5.0	-0.0
(Liquidation and disposal losse related to associated firms	(-0.7)	(-12.5)	(-2.0)	(-6.5)	(-0.6)	(-21.8)	(0.1)	(-0.9)	(0.9)
Income before taxes and equity ii earnings (losses)	27.5	36.3	30.6	60.1	32.8	61.6	76.2	133.1	107.0
Minority interests in income (loss) o consolidated subsidiaries	-1.0	-3.2	-1.1	-3.0	-1.5	-1.4	-1.7	-5.4	-3.5
Equity in earnings (losses)	6.5	13.4	6.9	14.3	12.5	20.7	-	-	-
Net income (loss) from continuing operations	-	-	20.6	35.7	25.2	44.1	44.5	80.2	65.6
Loss from Discontinued Operations(after income tax)	-	-	-0.9	-1.1	-1.1	-2.9	-6.4	-6.4	-
Net income (loss)	17.8	30.3	19.7	34.6	24.2	41.2	38.1	73.8	65.6
Gains from sales of assets	19.2	42.7	10.7	31.8	13.3	47.6	3.2	19.0	12.0

(Note) Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.

Some of the figures for 1st Half FY2005 have been reclassified accordingly.

Total assets	4,401.2	4,321.5	4,263.5	4,254.2	4,073.0	4,208.0	4,314.0	4,587.1	4,694.5
Current assets	2,200.5	2,202.1	2,152.9	2,080.0	1,915.9	2,093.4	2,144.7	2,168.6	2,377.2
Fixed assets and others	2,200.7	2,119.4	2,110.6	2,174.2	2,157.1	2,114.6	2,169.3	2,418.5	2,317.3
Interest-bearing debt	2,914.0	2,745.0	2,697.9	2,454.8	2,276.3	2,286.4	2,253.1	2,267.0	2,267.5
Cash and cash equivalents	401.3	480.8	529.9	485.5	298.2	462.5	379.0	390.6	352.4
Interest-bearing debt-net	2,512.7	2,264.1	2,168.0	1,969.3	1,978.0	1,823.9	1,874.1	1,876.4	1,915.1
Shareholders' equity	257.9	260.1	304.2	393.0	407.4	443.2	513.7	663.8	686.2
Paid-in capital	194.0	194.0	194.0	231.8	231.8	231.8	231.8	262.7	262.7
Additional paid-in capital	87.8	87.8	87.8	125.4	125.4	125.4	125.4	155.9	155.9
Retained earnings	52.3	64.8	80.0	94.9	114.1	131.2	161.8	193.8	250.6
Net unrealized gains (losses) oı investment securities arising during period	2.0	-8.4	14.1	34.9	27.6	46.7	75.5	109.0	84.1
Net currency translatior adjustments	-75.1	-72.7	-67.2	-87.9	-85.9	-89.6	-74.9	-53.5	-58.6
Minimum pension liabilit adjustment	-0.2	-0.6	-0.6	-0.6	-0.6	-0.6	-0.6	-1.7	-1.7
Net unrealized losses on derivatives	-2.8	-4.8	-3.9	-5.4	-4.6	-1.6	-5.1	-2.1	-6.4
Cost of common stock in treasury	-0.1	-0.1	-0.1	-0.1	-0.1	-0.1	-0.2	-0.3	-0.4

nancial Results / Stock Prices & Foreign Exchange Rate

Financial Indicators

	1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006
ROA	0.39%	0.66%	0.46%	0.81%	0.58%	0.97%	0.89%	1.68%	1.41%
ROE	6.82%	11.57%	6.98%	10.59%	6.04%	9.87%	7.97%	13.33%	9.73%
Net D/E Ratio (times)	9.7	8.7	7.1	5.0	4.9	4.1	3.7	2.8	2.8
Shareholders' equity-to-Total assets Ratio	5.86%	6.02%	7.13%	9.24%	10.00%	10.53%	11.91%	14.47%	14.62%
Current Ratio	100.6%	104.6%	101.5%	105.9%	107.6%	111.2%	109.7%	110.6%	123.9%

Consolidated group firms		500	484	484	502	523	525	562	555	555
	Subsidiaries	345	327	330	348	360	369	392	388	385
	Affiliated companies	155	157	154	154	163	156	170	167	170
Profit-making firms		385	375	361	390	380	422	414	433	414
	Profit-making firm ratio	77.0%	77.5%	74.6%	77.7%	72.7%	80.4%	73.7%	78.0%	74.6%
	Profit amount (JPY bn)	39.3	65.3	36.8	63.8	47.8	92.7	57.4	120.9	72.9
Loss-making firms		115	109	123	112	143	103	148	122	141
	Loss-making firm ratio	23.0%	22.5%	25.4%	22.3%	27.3%	19.6%	26.3%	22.0%	25.4%
	Deficit amount (JPY bn) (before Reclassification)	-17.4	-31.1	-21.9	-43.4	-23.6	-51.0	-		-
	Deficit amount (JPY bn) (after Reclassification)	-		-21.0	-42.4	-22.6	-45.5	-13.7	-41.5	-10.2

Stock Prices, Foreign Exchange & Interest Rates

		1st Half FY2002	FY2002	1st Half FY2003	FY2003	1st Half FY2004	FY2004	1st Half FY2005	FY2005	1st Half FY2006
Nikkei Stock Average (Term-end) (yen)		9,383.29	7,972.71	10,219.05	11,715.39	10,823.57	11,668.95	13,574.30	17,059.66	16,127.58
Exchange Rates (¥/$)										
	Term-end rate for March-closing companies	122.60	120.20	111.25	105.69	111.05	107.39	113.19	117.47	117.90
	Average rate for March-closing companies	123.14	121.95	118.05	113.07	109.86	107.55	109.48	113.31	115.38
	Term-end rate for December-closing companies	119.50	119.90	119.80	107.13	108.43	104.21	110.62	118.07	115.24
	Average rate for December-closing companies	129.78	125.35	118.72	115.99	108.52	108.24	106.10	110.21	115.72
Interest Rates (Term-end)										
	Short-term Prime Rate	1.38 %	1.38 %	1.38 %	1.38 %	1.38 %	1.38%	1.38%	1.38%	1.63%
	Long-term Prime Rate	1.70 %	1.50 %	1.85 %	1.65 %	1.70 %	1.65%	1.55%	2.10%	2.30%
	US Prime Rate	4.75 %	4.25 %	4.00 %	4.00 %	4.75 %	5.75%	6.75%	7.75%	8.25%

Reference

October 27, 2006

Summary of Consolidated Financial Results

for the 1st Half FY2006

(April 1, 2006 – September 30, 2006)

**This document is an English translation of a statement written initially in Japanese.*
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni CORPORATION

(TSE Code: 8002)

October 27, 2006

Summary of Consolidated Financial Statements for 1st Half FY2006 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo
Representative: KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.
Adoption of US GAAP : YES

1. Consolidated financial results for 1st Half FY2006 (April 1, 2006 - September 30, 2006)

(1)Consolidated business results

	Total volume of trading transactions		Operating profit		Income from Continuing Operations before income taxes & equity in earnings	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Half FY2006	4,686,738	16.7	90,850	39.0	107,036	40.5
1st Half FY2005	4,014,371	7.3	65,377	60.8	76,207	50.3
FY2005	8,686,532		143,248		133,055	

	Net income		Basic Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Half FY2006	65,645	72.2	40.40	37.87
1st Half FY2005	38,123	57.8	25.03	20.94
FY2005	73,801		48.34	40.46

(Note) [1] Equity in earnings-net 1st Half FY2006 23,652million yen 1st Half FY2005 22,159million yen FY2005 31,602million yen
[2] Average number of outstanding shares for the term (Consolidated basis) 1st Half FY2006 (Common Stock) 1,609,712,521 Class I preferred shares 73,980,874
1st Half FY2005 (Common Stock) 1,493,107,028 Class I preferred shares 75,500,000
FY2005 (Common Stock) 1,495,360,142 Class I preferred shares 75,500,000
[3] Any changes of accounting method? No
[4] The ratio of Total volume of trading transactions, operating profit, Income before income taxes and equity in earnings, and Net income represents the changes from the previous same period.
[5] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[6] As of FY 2006, Equity in earnings (losses) of affiliated companies are included within income before income taxes. Some of the figures for 1st Half FY2005 and FY2005 have been reclassified accordingly.

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
1st Half FY2006	4,694,493	686,200	14.6	383.02
1st Half FY2005	4,313,988	513,723	11.9	293.07
FY2005	4,587,072	663,787	14.5	365.14

(Note) [1] Number of outstanding shares as of end of the term (consolidated) 1st Half FY2006 (Common Stock) 1,632,224,694 Class I preferred shares 60,500,000
1st Half FY2005 (Common Stock) 1,492,982,926 Class I preferred shares 75,500,000
FY2005 (Common Stock) 1,607,218,514 Class I preferred shares 75,500,000
[2] In accordance with US GAAP, Shareholders' Equity, Shareholders' Equity Ratio, and Shareholders' Equity per share are shown as was conventionally done.

(3) Consolidated cash flow

	Cash flow from operating activities	Cash flow from investing activities	Cash flow from financing activities	Cash and cash equivalents at the end of the term
	(millions of yen)	(millions of yen)	(millions of yen)	(millions of yen)
1st Half FY2006	-19,687	-67,392	46,463	326,649
1st Half FY2005	3,683	-41,789	-59,097	367,327
FY2005	133,408	-193,781	-46,037	368,936

(4) Number of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries 385 Affiliated Companies 170

(5) Increase/decrease of consolidated subsidiaries and affiliated companies accounted for by equity method
Subsidiaries (Newly included) 17 (Excluded) 20 Affiliated Company (Newly included) 7 (Excluded) 4

2.Forecast of consolidated financial results for FY2006(April 1,2006-March 31,2007)

(millions of yen)

	Total volume of trading transactions	Net income
For the year ending March 31,2007	9,500,000	115,000

(Reference) Forecasted EPS for the year ending March 31,2007 69.71 (yen)
(Note) The above forecast is based upon available information and assumptions, as of the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future.
Assumption of the above forecast are mentioned in page 23 .

For reference:

Formulas for 1st Half FY2006 consolidated earnings indicators

- Basic Earning Per Share

$$\frac{\text{Net income} - \text{corresponding amount of dividends for preferred shares resulting from appropriation of profits for 1st Half FY2006}}{\text{Average number of shares of common stock for the term *1}}$$

- Diluted EPS

$$\frac{\text{Net income} - \text{corresponding amount of dividends for preferred shares resulting from appropriation of profits for 1st Half FY2006} + \text{adjusted net income *2}}{\text{Average number of shares of common stock for the term *1} + \text{Number of latent shares}}$$

- Shareholders' Equity per share

$$\frac{\text{Term-end shareholders' equity} - \text{sum of capital and additional paid-in capital relating to preferred shares} - \text{corresponding amount of dividends for preferred shares resulting from appropriation of profits for 1st Half FY2006}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

Formulas for FY2006 earnings forecast indicators

- Forecasted EPS

$$\frac{\text{Forecasted net income} - \text{forecasted total preferred share dividends}}{\text{Number of shares of common stock outstanding at term-end *1}}$$

*1) excluding treasury stock and shares held by the subsidiaries and the affiliated companies

*2) corresponding amount of dividends for preferred shares resulting from appropriation of profits for 1st Half FY2006

Marubeni Corporation

Business Group

The major activities of Marubeni's business group are sales and trades of wide range of products and commodities, making the most of our world wide business bases and information network. In addition, we offer various financing and project-organizing services to customers, and also work on diversified businesses like natural resource development and investment in leading-edge technologies.

The Company breaks its operating segments into 13 segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches.

Below are our products and services, and some of our major group firms by operating segment.

Effective April 1, 2006, the segments of Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure have been reorganized as Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.

Agri-marine products: This group produces and distributes all sorts of foods such as agricultural and marine products, processed food and beverages, raw materials, foodstuffs for commercial use, fodder, soy beans, grain, and sugar.

Subsidiaries:	Marubeni Nisshin Feed Co., Ltd., Pacific Grain Terminal Ltd. Nacx Nakamura Corporation, Cia. Iguaçu de Café Solúvel, Columbia Grain International
Affiliated companies:	Toyo Sugar Refining Co., Ltd., The Nisshin OilliO Group, Ltd., Yamaboshiya Co., Ltd., The Daiei, Inc., The Maruetsu, Inc., Tobu Store Co., Ltd.

Textile: As a consistent organization handling various textile-related goods from raw materials through finished products, the group purchases and produces raw materials for apparel, designs and sells apparel and living products, and at the same time offers distribution services, both domestically and internationally.

Subsidiaries:	Marubeni Fashion Link, Limited, Marubeni Intex Co., Ltd., Marubeni Textile Asia Pacific Ltd.
Affiliated companies:	Fabricant Co., Ltd., Erawan Textile Co., Ltd.

Forest products and general merchandise: The group sells rubber products, footwear and housing materials, manufactures and distributes paper, cardboard, and raw materials for paper production, and takes part in afforestation projects, both domestically and internationally.

Subsidiaries:	Marubeni Pulp & Paper Sales Co., Ltd., Koa Kogyo Co., Ltd., Marubeni Building Materials Co., Ltd. Tanjungenim Lestari Pulp & Paper
Affiliated companies:	Marusumi Paper Co., Ltd., Daishowa-Marubeni International Ltd.

Marubeni Corporation

Chemicals: This group handles a wide variety of goods ranging from upstream, such as basic petrochemicals, to downstream, such as electronic materials and agrochemicals. Focusing on East Asia including China as a priority market, this group is conducting business with a balance between investment and trade. In the petrochemical area, this group is also focusing on Middle East and South Asia.

Subsidiaries: Marubeni Plax Corporation, Marubeni Chemix Corporation

Affiliated companies: Dampier Salt Limited, CMK Electronics (WUXI)

Energy: This group focuses on products related to energy such as oil and gas, etc. It also takes part in various sorts of businesses which benefit from the development of resources through retail such as gas stations.

Subsidiaries: Marubeni Energy Corporation, Marubeni Liquefied Gas Corporation

Affiliated companies: Shenzhen Sino-Benny LPG Co., Ltd.

Metals and mineral resources: This group produces, processes and sells nonferrous light metals both domestically and internationally, in addition to processing and selling raw materials for production of steel and light metals internationally.

Subsidiaries: Marubeni Metals Corporation, Marubeni Tetsugen Co., Ltd.
Marubeni Aluminium Australia Pty. Ltd., Marubeni Coal Pty. Ltd.

Affiliated companies: Toyo-Memory Technology Sdn. Bhd., Nippon LP Resources

Transportation & Industrial Machinery: This group focuses on domestic and international trade (export import, wholesale, and retail) in aerospace and defense systems, automotive, construction and agricultural machinery, and other transportation related machinery, as well as automobile and paper & pulp manufacturing machinery, alternative energy facilities, and other production machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services.

Subsidiaries: Marubeni Aerospace Corporation,
Marubeni Construction Machinery Sales, Inc.,
Marubeni Techno-Systems Corp., Marubeni Aviation Services Ltd.,
Marubeni Auto & Construction Machinery America, Inc.

Affiliated companies: Kubota Europe S.A.

Power Projects: This group develops, invests in, and operates power projects, especially power generation (including desalinization and co-generation projects), while undertaking the procurement and installation of generators, power distribution grids, and electrical substations. The group also markets and makes loans and investments to domestic power retailing projects, wind power projects, sales of

fuel-cell batteries, and other new technologies and business models in the alternate energy field, as well as the export, offshore trade, and investment in communications, broadcasting and information systems in the telecommunications field.

Subsidiaries: Marubeni Power Systems Corporation, Marubeni Power Development Corporation, Axia Power Holdings Australia B.V., San Roque Power Corporation

Affiliated companies: Uni-Mar Enerji Yatirimlari A.S.

Plant, Ship & Infrastructure Projects: This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel, and other industrial plants, and infrastructure development such as railway/airport, potable water treatment and wastewater treatment; origination and management of projects related to various plants, transportation projects, and water and wastewater projects in domestic and overseas markets. Also included in the division are trading, leasing, and charter of various types of cargo vessels and tankers.

Subsidiaries: Marubeni Tekmatex Corporation, Marubeni Protechs Corporation, Royal Maritime Corporation

Affiliated companies: Kaji Technology Corporation

Information & Communication: This group focuses on export/import and domestic sales of personal computers and related products, IT related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses, and IC tag/RFID business.

Subsidiaries: Marubeni Telecom Co., Ltd. (*1), Marubeni Information Systems Co., Ltd., Marubeni Solutions Corp., Global Access Ltd., Global Solution KK

Affiliated companies: Marubeni Infotec Corporation

Development and Construction: This group mainly develops and sells condominiums, and rents and subleases commercial buildings in Japan, while operating asset/property management business concerning real estate fund and investment trust, and housing development projects in overseas markets.

Subsidiaries: Marubeni Real Estate Co., Ltd., Marubeni Real Estate Sales Co., Ltd., Benny Estate Service Co., Ltd. Shanghai House Property Development

Affiliated companies: Tipness Co., Ltd., Koshigaya Community Plaza Co., Ltd.

Finance, Logistics & New Business: Both domestically and internationally, this group is involved in various financial businesses such as investment finance - fund management and fund investment - and

financial product trading, while in the logistics area, it operates forwarding business and logistics related consultation, among others. In the insurance area, it operates an insurance intermediary business, while in the life care business area, it is engaged in the sales of medical equipment to medical facilities.

Subsidiaries: Marubeni Logistics Corporation, Marubeni Safenet Co., Ltd.
Marubeni International Finance p.l.c.

Affiliated companies: MG Leasing Corporation,
Eastern Sea Leam Chabang Terminal Co., Ltd.

Iron & Steel Strategies and Coordination: This group is involved in domestic and international manufacture, processing and sales of steel related products such as steel plate, steel pipe, and special steel, operated by its affiliated companies such as Marubeni-Itochu Steel Inc. Also, the group provides its customers with high value-added solution services.

Affiliated companies: Marubeni-Itochu Steel Inc.,
Marubeni Construction Material Lease Co., Ltd.,
Thai Cold Rolled Steel Sheet Public Co., Ltd.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, and handle various merchandises and perform related activities.

Overseas corporate subsidiaries: Marubeni America Corporation, Marubeni Europe p.l.c.,
Marubeni Hong Kong and South China Ltd.

Subsidiaries: Helena Chemical Company,

Corporate and administration, etc.: This group carries out financial services, group finance, etc.

Subsidiaries: Marubeni Financial Service Corporation,
Marubeni Personnel Management Corporation

(*1) Domestic listed subsidiaries:

Marubeni Telecom Co., Ltd. (Tokyo Stock Exchange Section 2),

Marubeni Corporation
Management Policy

Management Policy

1. Fundamental Management Policy

The Marubeni Group is pursuing its two-year medium term management plan called the "G"PLAN from fiscal 2006. Under "G"PLAN, the Group is seeking to build a rock-solid "defense" by further strengthening its management systems, while variety of human resources will at the same time proactively and boldly be challenging business domain expansion and seek to establish an aggressive management style of providing more sophisticated and diversified trading company functions to customers, and effecting aggressive investments in priority fields. Thus the Group will realize continuous growth and further progress.

While maintaining a balance between "offense" and "defense" and executing CSR-focused management, the Group will be working to selectively apply management resources in priority fields (through new investment of ¥500~600 billion over two years), to continue thoroughly implementing portfolio management, to strengthen risk management, to promote human resource utilization and education, to enhance CSR and internal controls, and to leverage overall strengths through lateral collaboration (collaboration between divisions, etc.). The quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2.0~3.0x, and total assets of approximately ¥5 trillion. By implementing these measures, the Group will aim to become:

①a corporate group with "win-win" relationship with customers, providing high quality merchandise, service, and function from the customers' standpoint ;

②a corporate group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation;

③a corporate group with a stable revenue base by expanding prime assets and pursuit of efficiency.

※ For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni home page.

2. Progress in the "G" PLAN Mid-Term Management Plan

The following is an outline of the progress made in the Plan in the first half of fiscal 2006.

In terms of profitability, consolidated net income for the first half was ¥65.6 billion (versus consolidated net income of ¥38.1 billion in the first half of the previous year) and recorded a new historical high for the third consecutive year. While the Group's earnings performance benefited from the recent sharp appreciation in natural resource markets, the earnings base of non-resource related businesses has also been strengthened, and the Group's profitability continues to steadily expand.

As the first year of the "G" PLAN, the Group has set the target for consolidated net income to ¥100 billion

for this year, but in light of the growth in profitability, has revised its original target upward to ¥115 billion.

Regarding financial position, the Group's consolidated shareholder's equity at the end of the first half was ¥686.2 billion (versus ¥663.8 billion at the end of previous fiscal year), and was ¥22.4 billion higher from the end of previous fiscal year. Net D/E ratio improved 0.04 points to 2.79X (versus 2.83X at the end of the previous year), keeping within the two times range target set in the "G" PLAN.

As regards the specific measures implemented based on the "G" PLAN, concentrated investments into strategic fields are under way, notably the acquirement of 66,489 thousand shares (ca.34% of voting rights) of Daiei, Inc. deferred shares with voting rights from Industrial Revitalization Corporation of Japan at ¥69.8 billion.

On the other hand, the Group will thoroughly implement portfolio management, and to screen projects and businesses at a higher level to further strengthen our earning base, will heighten the hurdle rate of risk-return from 8% to 10%, and at the same time strengthen risk management through means such as the revision of follow-up system for investments and loans to maintain our solid position of "defense".

Also, the Group has established the Cross-Divisional Function Committee as a company-wide organization to urge synergy between segments to reinforce marketing ability, and to pursue underlying business opportunities. Furthermore, to utilize and nurture our human resources fully, Marubeni has revised their human resources management system, and also strives to build a sound working environment through the standpoint of "work and life balance", such as the implementation of "Family Support Leave" system and "Leave for Accompanying Spouse during Overseas Transfer" system.

As described above, the "G" PLAN has shown brisk progress.

3. Business Performance by Operating Segment

Specific activities by operating segment for the fiscal year under review are given below.

•Agri-Marine Products

In the first half of the fiscal year under review, the division's operations in general, and particularly grains and beverages, continued to produce firm results, despite negative factors in the form of continuing restrictions on imports of U.S. beef. In upstream business, trading of South American soybeans expanded favorably, mainly through offshore businesses based on a comprehensive alliance concluded in the previous fiscal year with European grain trader Agrenco Group. In the downstream operations, the Company increased its stake in leading Japanese retailer Daiei Inc. in August 2006, as part of its initiatives to improve its distribution capability. Given the Company's existing equity, Marubeni has become the largest shareholder of Daiei with a combined stake of approximately 45%.

Marubeni Corporation
Management Policy

•Textiles

The Company merged Passport Fashion Co., Ltd. with Marubeni Textile Asia Ltd to form Marubeni Textile Asia·Pacific Ltd. With this merger, the Company has created a more streamlined division that covers a broad array of operations, from raw materials to finished products. Marubeni is proposing its customers in Japan and overseas a new business model based on this consistent system, by leveraging the synergy between the material procurement power of Marubeni Textile Asia Ltd. across India, South East Asia and the Hong Kong/South China region and the clothing factory information and management function of Passport Fashion Co., Ltd. in Vietnam and the Hong Kong/South China region.

•Forest Products & General Merchandise

In the first half of this fiscal year, higher raw material and fuel costs were finally reflected in product prices, as paper and paperboard prices began to climb. As a consequence, pulp prices remained firm, and provided positive impetus for the two pulp manufactures of the Marubeni Group. With demand for tires and natural rubber also robust on the back of active demand around the globe, the domestic market for plywood has strengthened since the end of last year. Aided by the division's solid performance, Marubeni is strengthening ties with chip and linerboard suppliers, in some cases taking equity positions.

•Chemicals

In petrochemical operations, the division decided to start synthetic rubber production and sales operations in China and has been making good progress in preparing for the manufacture of raw materials for acrylic products. In the plastics business, demand from the automobile industry exhibited particularly solid growth. In inorganic chemicals, the Company began taking steps to increase the production capacity of industrial salt manufacturer Dampier Salt Limited in Australia, for example by expanding salt farms and production facilities. In electronic materials, trading in semiconductor-related products showed steady growth.

•Energy

The division's crude oil and gas production operations in the United Kingdom, the United States, India and Qatar remained brisk, as did the energy development business, such as LNG projects. The trading and marketing/retailing areas also produced healthy results, including shipments of petrochemical feedstocks such as naphtha into Japan, domestic sales of petroleum products using Marubeni's distribution network, including petroleum terminals in Japan, and sales of imported LPG in China, where Marubeni is the market leader.

•Metals & Mineral Resources

Earnings in the division improved in the first half of the current fiscal year, thanks to a continuing surge in copper prices. In particular, the start of full production at the Los Pelambres copper mine in Chile (supplying 900,000 metric tons of copper concentrate every year) made a significant contribution to the division's performance. The Alouette aluminum smelter in Canada, where capacity additions are now complete, also

performed well. In addition, Marubeni concluded a long-term sales contract for iron ore on Koolan Island (one million tons over 15 years) with Aztec Resources Limited in Australia, acquiring exclusive sales rights for Japan.

•Transportation & Industrial Machinery

In aerospace and defense systems, investment in aero engine development continued to generate steady growth. In automobiles, constructions and agricultural machinery, the automobile wholesaling and retailing business and the sale of agricultural machinery remained favorable overseas. In construction machinery, the Company not only achieved robust exports to Middle East and Asia, it also started a sales agency operation in Russia. The production and industrial machinery business received orders for paper machines and one of Japan's largest biomass-boiler and electric-power co-generators from Japanese paper companies. In addition, the Company established a local machine tools service company in Brazil and stepped up sales of bio-ethanol plants.

•Power Projects

In the United States, Marubeni acquired six wood biomass electric-power generators (with a generation capacity of approximately 50,000kW) and diversified energy supply systems that directly provide final users of energy with service. This makes the Company the first Japanese company to start an energy service business using a diversified energy supply system. In Japan, the Company built a third power plant (with capacity of 260kW), authorized under the Renewables Portfolio Standard (RPS) Law, at Mibugawa Power Company and commenced operations. With these initiatives, Marubeni is adding more value to its operations with clean energy.

•Plant, Ship & Infrastructure Projects

In the plant business, the Company received orders for the construction of import terminals for LPG in Shanghai, China, electric furnaces for Taiyuan Iron & Steel (Group) Co., Ltd., and large cement plants in Vietnam. The division also concluded development agreements, including those for nitrous oxide decomposition and coal mine methane recovery operations in China. Among infrastructure projects, the division received orders for sewage plant construction projects in Qatar. In the ship business, Marubeni maintained robust performance with the delivery of 12 new ships and an order for more than 30 new vessels.

•Information & Communication

The Vectant Group subsidiary reported higher sales and profits, reflecting strong sales of IP network services to corporate clients associated with the spread of broadband and impressive sales growth in the data center services business. In radio frequency identification (RFID), Marubeni acquired exclusive sales rights in Japan from Vue Technology, Inc., a U.S. RFID solution provider with unique technologies in item management software.

Marubeni Corporation
Management Policy

•Development & Construction

In domestic sales of condominium units, Grand-Suite Minami-Osawa sold to families in Tama Newtown, and Grand-Suite Otsuka, located in central Tokyo, was popular with buyers throughout the greater metropolitan Tokyo region. Meanwhile, Grand-Suite Hineno in south Osaka performed well in the Osaka metropolitan area. With the recovery in land prices, active trading of commercial land and income-producing properties for REITs and other funds contributed to higher earnings. Overseas, Kirin Garden, the third housing development project for Chinese residents in Shanghai, continued to prove extremely popular with local homebuyers.

•Finance, Logistics & New Business

In the finance operations, the Company made investments through management buy-in funds, the CITIC Japan Partners Fund (which supports Japanese companies advancing into China) and other vehicles while completing the exit from a number companies in which the Company had previously invested. Marubeni also engaged in principal investment at Head Office. The Company established a logistics company in Guangzhou City, China as a joint venture with Isewan Terminal Service Co., Ltd. and commenced operations on August 1, 2006. In healthcare, the Company reached a basic agreement with Saiseikai Nambu Hospital in Yokohama on medical materials block sales and orders for goods management businesses.

•Iron & Steel Strategies and Coordination

While domestic market conditions of steel products remained firm, primarily backed by higher demand from the manufacturing sector, overseas markets began to experience a correction of the high prices, given concerns about a U.S economic slowdown mounted and excess steel product output in China. Still, demand for energy-related steel products remains strong. Marubeni-Itochu Steel Inc. sustained an impressive performance during the first half, with targeted sales activities in which they accurately identified and responded areas with higher demand, such as the energy and automotive sectors.

•Business Incubation †Note

Marubeni is pursuing new businesses and opportunities across many areas, including bio and other new technologies through investments and alliances involving an array of domestic and foreign companies, including start-up ventures. In the emissions rights business, Marubeni has established, in collaboration with the respective marketing divisions, a leading position in the volume of emission rights handled among trading companies, with a total volume of more than 10 million tons.

•Domestic Regional Offices and Branches †Note

The Nagoya regional office has enjoyed robust sales of machinery and condominiums, while the Kyushu regional office has registered growth in sales of food products. The Hokkaido regional office continues to enjoy firm demand for housing, while the Shizuoka branch is experiencing steady growth in sales of machinery and chemicals. To further bolster profitability, each domestic branch is exploring new business opportunities and pursuing tie-ups with Group and client companies in their region.

•Overseas Subsidiaries and Branches

Among the U.S. subsidiaries, Helena Chemical Company, which sells agrichemicals and fertilizers, continued to post strong results. In addition, key local subsidiaries in Taiwan, Singapore, Thailand, China and other countries in Asia as well as in Australia registered growth in sales of chemical products, metal resources and food. These results ensured a healthy overall performance.

†Note: Included in "corporate and other" for the purpose of operating segment classification.

4. Philosophy and Policy Regarding the Lowering of the Minimum Stock Trading Unit

While Marubeni is aware that a lowering of the minimum stock trading unit will promote further investor participation in the market, raise liquidity for the stock and is an effective means of achieving more appropriate stock price formation, the Company currently believes that its stock is sufficiently liquid. It will however continue to comprehensively study the issue from the perspective of market demands, stock price level and the cost of lowering the minimum stock trading unit.

5. Basic Policy Regarding Earnings Appropriation

Marubeni recognizes that its important corporate responsibilities lie in paying stable dividends to shareholders in a consistent manner as well as maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves. With regard to dividends, the Company's basic policy is to determine dividend payments by comprehensively taking account of business performance, dividend payout and internal reserve requirements while ensuring a solid and sustainable management base.

Regarding interim dividends of the common stock, the Company intends to pay a dividend of ¥3.5 per share, as previously announced at the beginning of the period.

With regard to the dividend on the First Series Class I Preferred Shares, the Company intends to pay an interim dividend of ¥10.

Regarding yearly dividends of the commons stock, the Company announced to pay ¥7 per share. Yet taking into account the prospect that the Company will renew its historical high for yearly net profit for the fourth consecutive year, the Company intends to pay ¥9 yen per share, an upward revisal of ¥2.

With regard to the dividend on the First Series Class I Preferred Shares, the Company intends to pay an yearly dividend of ¥20, as announced at the beginning of the fiscal year.

Marubeni Corporation
Financial Results and Conditions

1. Financial Results

Business Environment

In terms of overseas economies for the period under review, the global economy continued its moderate growth path, even though the economy in the U.S. decelerated, as the pace of economic recovery bolstered in Europe, and China continued to show robust growth. Global demand for energy and basic resources consistently expanded, and sharp rises in prices of primary goods such as crude oil, iron ore and non-ferrous metals continued.

In the U.S., the economy decelerated as rate hikes aimed at preventing inflation continued, and the housing market became increasingly weak. Yet, an economic slowdown was prevented through brisk consumer spending and capital investment supported by buoyant corporate earnings and wages.

In Europe, the economy secured its stability, with the recovery of export spreading into capital expenditures. With limited pressure on inflation, rate hikes were moderate.

In Asia, economic expansion continued centering on China and India. China continued to record high growth supported by investment in fixed assets and strong growth in exports. Anxious of overinvestment, the national government reinforced its investment suppression measures in vain to rein in persistent investment will of the local governments. Accelerated export resulted in current account and trade surplus, and also in significant growth in foreign currency reserves. In response, the Chinese government moved to slightly accelerating the appreciation in the Yuan's exchange rate. India also recorded high growth driven by strong expansion in the manufacturing and service sectors. Continued mild economic growth was also seen in other non-Chinese East Asian nations.

Russia and other basic material exporting countries saw sharp rises in exports, which benefited from expanding global demand for primary commodities and sharply rising prices, which fed over into domestic demand and supported strong economic expansion. In Brazil, however, economic activity faltered due to the slowdown in exports from an appreciation in the Real.

Looking at Japan's economy for the period, an expansion continued supported by balanced growth in personal consumption, capital expenditures and exports. Personal consumption was supported by a mild increase in wages, while capital expenditures were supported by a growth in renewal demand and a recovery in corporate willingness to invest; while exports were supported by the continued stable expansion in the global economy and a weak yen. Reflecting the strong economic recovery, the Nikkei 225 index showed firm movement.

Marubeni Corporation
Financial Results and Conditions

As the excess supply problem for Japan's economy almost alleviated and the emergence from deflation being within close range, the Bank of Japan abandoned its quantitative easing policy March 2006 and its policy of zero interest rates in July, and began to raise its rates. Yet through low interest rates and the weakening of the yen, an eased financial environment persisted, underpinning stable growth in the economy.

Marubeni Corporation
Financial Results and Conditions

Consolidated Financial Results

The summary of consolidated financial results for 1st Half FY2006 is as follows:

(billions of yen)

	1st Half FY2006	1st Half FY2005	Variance	
			Amount	%
Total volume of trading transactions	4,686.7	4,014.4	672.4	16.7%
Gross trading profit	265.0	236.2	28.8	12.2%
Operating profit	90.9	65.4	25.5	39.0%
Income before income taxes	107.0	76.2	30.8	40.5%
Net income	65.6	38.1	27.5	72.2%

Revenue	1,807.6	1,527.7	279.9	18.3%

(Note) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Income before income taxes means income from continuing operations before taxes.

Consolidated total volume of trading transactions increased 16.7% year-on-year to ¥ 4,686.7 billion. Gross trading profit grew ¥28.8 billion (+12.2% year-on-year) to ¥265.0 billion. Operating profit grew ¥25.5 billion (+39.0% year-on-year) to ¥90.9 billion, supported by the increase in gross trading profit, even though SGA expenses grew by ¥7.2 billion, mainly in personnel expenses. Income from continuing operations before income taxes increased ¥30.8 billion (+40.5% year-on-year) to ¥107.0 billion due to increase of operating profit, gain (loss) on investment securities, and improvement of other-net, mainly in withdrawal losses, in spite of deterioration of interest expense (net of interest income), and dividends. As a result, net income for the period grew ¥27.5 billion (+72.2%) to ¥65.6 billion.

In addition, "Revenue" as defined under U.S. GAAP was ¥1,807.6 billion, or ¥279.9billion (18.3%) higher than the same period a year previous.

Marubeni Corporation
Financial Results and Conditions

2. Financial Condition

Consolidated Financial Conditions

A summary of the consolidated balance sheets for 1st Half FY2006 is as follows:

(billions of yen)

	September 30, 2006	March 31, 2006	Variance
Total assets	4,694.5	4,587.1	107.4
Shareholders' equity	686.2	663.8	22.4
Interest-bearing debt	2,267.5	2,267.0	0.5
Net interest-bearing debt (Net D/E ratio)	1,915.1 2.79 times	1,876.4 2.83 times	38.8 -0.04 points
Net interest-bearing debt after factoring out impact of FAS No. 133 (Net D/E ratio)	1,911.9 2.79 times	1,880.4 2.83 times	31.5 -0.04 points

Net interest-bearing debt is calculated as cash and cash equivalents subtracted from interest-bearing debt (sum of long-term and short-term debts (including commercial papers) and bonds).

Total consolidated assets increased ¥ 107.4 billion from the end of the previous fiscal year to ¥ 4,694.5 billion, largely due to an increase in notes and accounts receivable-trade and investments in affiliated companies. Gross consolidated interest-bearing debt increased by ¥0.5 billion from the end of the previous fiscal year to ¥2,267.5 billion. In addition, net interest-bearing debt after deduction of cash and cash equivalent increased ¥38.8 billion from the end of the previous fiscal year to ¥1,915.1 billion. Consolidated shareholders' equity was ¥22.4 billion higher than the end of the previous fiscal year at ¥686.2 billion, reflecting the sure-footed buildup of net income continued into this term. As a result, the net debt/equity ratio improved 0.04 points to 2.79x, compared to 2.83x at the end of the previous fiscal year.

Regarding the Cash Flow, net cash provided by operating activities declined by ¥ 23.4 billion from the previous fiscal year to ¥19.7 billion negative, from an increase in notes and accounts receivable, even though income from trade transactions increased especially in overseas subsidiaries. Net cash used for investing activities was ¥ 67.4 billion negative, reflecting the purchase of securities. Therefore free cash flow for the period was negative ¥ 87.1 billion.

Net cash earned in financing activities came out to ¥46.5 billion. Cash and cash equivalents at the end of the period were ¥326.6 billion, ¥42.3 billion lower than at the end of the previous fiscal year.

3. Risk Information

(1) Risks regarding overall Marubeni operations

① Impact of the Japanese and global economies on the Marubeni Group

Marubeni (the "Company") and its consolidated subsidiaries (together, the "Group") are a general trading company engaged in a wide range of business activities in Japan and over 70 countries. Since the business activities of the Group encompass a variety of commercial and investment activities throughout a broad spectrum of industries in both in Japan and overseas that include the production and procurement of primary commodities such as resources as well as the manufacture and sale of finished goods, the Group feels the effects from the economies in Japan and the countries in which it does business as well as the global economy as a whole. Any worsening or slowdown in these economies carries the possibility of a negative impact on the operating activities, performance and financial position of the Group.

② Credit risks regarding business partners

The Group extends credit to business partners in various forms such as notes and accounts receivable-trade, advance payments to suppliers, loans, guarantees and other means. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations could negatively impact business results and financial position of the Group.

To protect against such credit risks, the Group carries out thorough risk management when granting any credit. However, there is no assurance that such measures will completely prevent the occurrence of credit risk. Moreover, in preparation of any possible loss incurred by the exteriorization of such credit risks, the Group maintains an allowance for doubtful account based on a prior assessment and estimate of the creditworthiness of business partners, collateral value and other set factors. Nevertheless, this, in and of itself, does not provide any guarantee that actual losses will not exceed these established allowances.

③ Risk of breach of contract by business partners

As part of sales activities, the Group concludes merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners. A breach of contract by these business partners may adversely affect the business results and financial condition of the Group.

④ Investment risk

The Group, both independently and in collaboration with other companies, establishes new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. The Group may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital. A decline in the value of these investments or the necessity of additional expenditures of capital may adversely affect the business results and financial condition of the Group.

To address the risk associated with investment activity and other means, when making any new investments, the Group conducts thorough risk management that also includes an a review as to whether such investments are generating good return enough to compensate for their risk. However, there is no assurance that such examinations will be able to prevent the presence of risk.

⑤ Concentration of risk exposure

As part of commercial and investment activities, the Group is concentrated in specific investment areas, markets and regions, such as plant-related business, real-estate business in Japan, and sales activities in Indonesia and the Philippines. As a result, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, may adversely affect the business results and financial condition of the Group.

⑥ Ability of fund-raising and funding cost

The Group engages in fund-raising with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major domestic and overseas financial markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or significant downward revisions in the Group's credit ratings by the rating agencies could constrain fund-raising or lead to an increase in funding cost, which may adversely affect the business results and financial condition of the Group.

⑦ Fluctuations in the price of goods and merchandise

Since the Group handles a variety of merchandise, changes in their respective market

conditions may adversely affect the business results and financial condition of the Group. To mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and anticipated transactions, the Group enters into commodity futures and forward contracts. However, it cannot be guaranteed that these hedge transactions will completely cover its exposure in these areas.

⑧Losses on fixed assets such as real estate and machinery

The Group owns fixed assets such as real estate and machinery which is sold or leased to third parties or used for the Group's own purposes. Such fixed assets have the potential to cause losses if they experience a decline in value, and although the Group depreciates these fixed assets in conformity with U.S. accounting standards, if they experience a severe drop in value, this may adversely affect the business results and financial condition of the Group.

⑨ Fluctuations in foreign currency exchange rates

The Group conducts transactions under a variety of currencies and terms, which exposes Marubeni's operating results to fluctuations in currency exchange rates. To mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, the Group enters into forward-exchange contracts and other derivative transactions. However, the Group cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

⑩ Fluctuations in interest rates

The Group raises necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Further, the Group has interest-bearing debt at fixed interest rates or at variable interest rates. While the interest risk of the majority of the operating assets held by the Group offsets the interest rate risk associated with debt, changes in market interest rates may adversely affect the business results and financial condition of the Group. Through Asset-Liability Management, the Group utilizes interest rate swaps and other means to mitigate the risk of interest rate fluctuations. However, the Group cannot guarantee that these hedge transactions will completely cover its exposure in this area.

⑪ Gains and losses on marketable debt and equity securities

To strengthen business relationships and for other purposes, the Group invests in

marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by the Group carry the risk of fluctuations in original value due to changes in the fair value. The posting of impairment losses on these securities at low points in fair value may adversely affect the business results and financial condition of the Group.

⑫ Laws and regulations

In the course of operations, the Group is subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on the Group. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Group's credibility or cause the occurrence of other circumstances that may adversely affect the business results and financial condition of the Group.

⑬ Significant litigation

In the course of business activities in Japan and overseas, the Group may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. Such litigation may adversely affect the business results and financial condition of the Group.

⑭ Environmental Risk

The Group conducts business activities globally across a broad range of industries, and environmental pollution as a result of these activities could result in a business stoppage, significant expenses to install pollution control facilities, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. An environmental management system was introduced in fiscal 1999 to cope with such environmental risks, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risk. This notwithstanding, there is no

guarantee that potential environmental burdens can be completely avoided and may adversely affect the business results and financial condition of the Group.

⑮Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of the Group. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, as the potential for damages from natural disasters cannot be completely mitigated, Such disasters may adversely affect the business results and financial condition of the Group.

⑯ Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities are among the other risks that may adversely affect the business results and financial condition of the Group.

(2) Risk Management

The Group has adopted a circular method for decision-making on individual transactions involving significant extensions of credit or amounts of investment. Once done, decision-making over large new projects is handled by the submission of periodic reports to the Corporate Management Committee in an effort to further strengthen individual risk management.

From the perspective of diversifying overall risk, integrated risk management is carried out by gaining a clear understanding of possible risk (measurable risk) through quantitative analysis of factors such as market risk, credit risk and investment risk as they relate to a particular country, industry or trading partner. A basic risk management policy and internal rules have been established for comprehensive risk management to enable decision-making and monitoring to be carried out appropriately, and the organization, reporting lines, methodology and system infrastructure to implement this policy and system of rules and regulations has been put in place.

On the other hand, for risk that is not readily amenable to quantitative analysis such as compliance risk (i.e., risk that cannot be measured), corporate governance has been strengthened and a system of internal controls have been put in place to prevent the occurrence

of problems by means of shoring up the system of compliance oversight.

Nevertheless, there is no assurance that all risks can be managed because of the existence of the possibility that the Group's system of risk management may not function adequately to address a diverse number of risks that either presently exist or may arise in the future in relation to the broad range of business activities conducted by the Group.

(3) The Medium-term Management Plan

The Group inaugurated its new two-year medium-term management plan, the "G" PLAN in April 2006. The numerical targets of the Plan are to achieve two-year consolidated net income of ¥220 billion, a risk-return of over 10%, a ROA of over 2%, a net debt/equity ratio of 2.0~3.0x, and total assets of approximately ¥5 trillion. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Uncertainty Regarding Financial Condition and Changes in Operating Results

In the past, the following were among the factors that have caused the performance and financial condition of the Group to fluctuate: gains and losses on the sale of real estate and devaluation losses pertaining to real estate; realized gains and losses and devaluation losses associated with marketable and investment securities; allowances for doubtful account; and losses stemming from the realignment of Marubeni Group companies. To improve its financial position, the Group has taken steps to shrink total assets and net interest-bearing debt, reduce or establish allowances for underperforming and unprofitable assets, pare down expenses, shift management resources to high growth fields, and minimize exposure from high-risk assets. While the Company is confident that substantial progress has been made in enhancing the Group's financial position, the Company cannot guarantee that greater losses will not be posted in the future.

(5)Significant Accounting Policies and Estimates

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. In preparing important accounting policies and these statements, certain accounting estimates and assumptions are

utilized as needed when calculating assets and liabilities as of the fiscal year-ended, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be a reasonable inference of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty, and actual results could differ from those estimates.

Management considers those estimates and assumptions are reasonable, however, in case there are unexpected changes, they will have a material impact on the Company's consolidated financial statements.

4. Financial Prospects for the Fiscal Year Ending March 31, 2007

Financial prospects for the year ending March 31, 2007, are as follows:

(billions of yen)

	Forecast FY2006	Result FY2005
Total volume of trading transactions	9,500.0	8,686.5
Net income	115.0	73.8

Major assumptions:

Foreign exchange rate: US$1 = 117yen

JPY TIBOR: 0.500% USD LIBOR: 5.400%

Marubeni Corporation

Consolidated Statements of Income

	Millions of yen			
	Six months ended September 30			
	2006	2005	Variance	Ratio
Revenues:				
Revenues from trading and other activities	¥1,718,982	¥1,437,931	¥ 281,051	19.5%
Commissions on services and trading margins	88,583	89,747	-1,164	-1.3%
Total	1,807,565	1,527,678	279,887	18.3%
Cost of revenues from trading and other activities	-1,542,549	-1,291,452	-251,097	19.4%
Gross trading profit	265,016	236,226	28,790	12.2%
Expenses and other:				
Selling, general and administrative expenses	-174,898	-167,673	-7,225	4.3%
Provision for doubtful accounts	732	-3,176	3,908	-
Interest income	11,630	10,118	1,512	14.9%
Interest expense	-26,853	-22,307	-4,546	20.4%
Dividends received	4,218	5,597	-1,379	-24.6%
Impairment loss on investment securities	-4,167	-638	-3,529	553.1%
Gain (loss) on sales of investment securities	10,532	2,512	8,020	319.3%
Gain (loss) on property and equipment	-2,797	-3,151	354	-11.2%
Equity in earnings (losses) of affiliated companies-net	23,652	22,159	1,493	6.7%
Other – net	-29	-3,460	3,431	-99.2%
Total	-157,980	-160,019	2,039	-1.3%
Income (loss) from continuing operations before income taxes	107,036	76,207	30,829	40.5%
Provision for income taxes	-37,930	-29,960	-7,970	26.6%
Income (loss) from continuing operations	69,106	46,247	22,859	49.4%
Minority interests in consolidated subsidiaries	-3,461	-1,724	-1,737	100.8%
Net income (loss) from continuing operations	65,645	44,523	21,122	47.4%
Loss from Discontinued Operations (after income tax)	-	-6,400	6,400	-
Net Income	¥ 65,645	¥ 38,123	¥ 27,522	72.2%
Dividend for preferred shares	¥ 605	¥ 755	¥ -150	-19.9%
Net income available for shareholders	65,040	37,368	27,672	74.1%
Basic earnings per share *(yen)*	40.40	25.03	15.37	61.4%
Diluted earnings per share *(yen)*	37.87	20.94	16.93	80.9%
Total volume of trading transactions (Based on Japanese accounting practice)	4,686,738	4,014,371	672,367	16.7%
Operating profit (Based on Japanese accounting practice)	90,850	65,377	25,473	39.0%

(Note 1) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

(Note 2)Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006.
Some of the figures for 1st Half FY2005 have been reclassified accordingly.

Marubeni Corporation
Consolidated Balance Sheets

	Millions of yen		
	September 30 2006	March 31 2006	**Variance**
Assets			
Current assets:			
Cash and cash equivalents	**¥ 326,649**	¥ 368,936	**¥ -42,287**
Time deposits	**25,734**	21,674	**4,060**
Investment securities	**21,803**	20,989	**814**
Notes and accounts receivable - trade:			
Notes receivable	**124,264**	90,973	**33,291**
Accounts receivable	**1,015,144**	896,781	**118,363**
Due from affiliated companies	**85,684**	79,553	**6,131**
Allowance for doubtful accounts	**-17,651**	-17,910	**259**
Inventories	**417,746**	395,599	**22,147**
Advance payments to suppliers	**148,117**	109,330	**38,787**
Deferred income taxes	**38,601**	32,048	**6,553**
Prepaid expenses and other current assets	**191,145**	170,644	**20,501**
Total current assets	**2,377,236**	2,168,617	**208,619**
Investments and long-term receivables:			
Affiliated companies	**438,416**	314,261	**124,155**
Securities and other investments	**542,681**	615,361	**-72,680**
Notes, loans and accounts receivable - trade	**177,650**	214,763	**-37,113**
Allowance for doubtful accounts	**-70,437**	-81,964	**11,527**
Property leased to others, at cost, less accumulated	**159,001**	231,747	**-72,746**
Total investments and long-term receivables	**1,247,311**	1,294,168	**-46,857**
Net property and equipment	**747,758**	780,809	**-33,051**
Prepaid pension cost	**61,872**	83,746	**-21,874**
Deferred income taxes	**54,925**	52,364	**2,561**
Intangible fixed assets	**90,138**	89,325	**813**
Goodwill	**26,630**	27,936	**-1,306**
Other assets	**88,623**	90,107	**-1,484**
Total assets	**¥ 4,694,493**	¥ 4,587,072	**¥ 107,421**

*These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Balance Sheets (continued)

	Millions of yen		
	September 30 2006	March 31 2006	Variance
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 273,648	¥ 368,491	¥ -94,843
Current portion of long-term debt	176,680	219,650	-42,970
Notes and accounts payable-trade			
Notes and acceptances payable	209,958	186,741	23,217
Accounts payable	768,098	715,370	52,728
Due to affiliated companies	44,854	46,432	-1,578
Advance payments received from customers	126,646	97,673	28,973
Income taxes	21,016	16,220	4,796
Deferred income taxes	3,101	3,310	-209
Accrued expenses and other current liabilities	294,690	307,342	-12,652
Total current liabilities	1,918,691	1,961,229	-42,538
Long-term debt, less current portion	2,006,702	1,879,739	126,963
Employees' retirement benefits	9,844	9,129	715
Deferred income taxes	26,036	26,189	-153
Minority interests in consolidated subsidiaries	47,020	46,999	21
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Additional paid-in capital	155,904	155,903	1
Retained earnings (losses)	250,625	193,772	56,853
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities, net of reclassification	84,131	109,035	-24,904
Currency translation adjustments, net of reclassification	-58,637	-53,450	-5,187
Net unrealized losses on derivatives	-6,391	-2,116	-4,275
Minimum pension liability adjustment	-1,717	-1,717	-
Cost of common stock in treasury	-401	-326	-75
Total shareholders' equity	686,200	663,787	22,413
Total liabilities and shareholders' equity	¥ 4,694,493	¥ 4,587,072	¥ 107,421

Marubeni Corporation

Consolidated Statements of Changes in Shareholders' Equity

	Millions of yen					
	September 30 2006		March 31 2006		September 30 2005	
Common stock:						
Balance at beginning of year	**262,686**		231,789		231,789	
Issuance of common stock caused by conversion from CB	**-**		30,897		-	
Balance at end of year	**262,686**		262,686		231,789	
Capital surplus:						
Balance at beginning of year	**155,903**		125,436		125,436	
Gains from disposition of treasury stock	**1**		22		2	
Issuance of common stock caused by conversion from CB	**-**		30,445		-	
Balance at end of year	**155,904**		155,903		125,438	
Retained earnings (losses):						
Balance at beginning of year	**193,772**		131,195		131,195	
Net income (loss)	**65,645**	**65,645**	73,801	73,801	38,123	38,123
Cash dividend	**- 8,792**		-11,224		- 7,483	
Balance at end of year	**250,625**		193,772		161,835	
Accumulated other comprehensive Income(loss):						
Balance at beginning of year	**51,752**		- 45,126		- 45,126	
Net Unrealized (losses) gains on investment securities		**- 24,904**		62,374		28,838
Foreign Currency translation adjustments		**- 5,187**		36,136		14,716
Net unrealized (losses)gains on derivatives		**- 4,275**		- 562		- 3,575
Minimum pension liability adjustment		**-**		- 1,070		-
Other comprehensive income (loss), net of tax	**- 34,366**	**- 34,366**	96,878	96,878	39,979	39,979
Comprehensive income (loss)		**31,279**		170,679		78,102
Balance at end of year	**17,386**		51,752		- 5,147	
Cost of common stock in treasury:						
Balance at beginning of year	**- 326**		- 142		- 142	
Treasury stock sold (repurchased)	**- 75**		- 184		- 50	
Balance at end of year	**- 401**		- 326		- 192	

*These financial statements are based on US GAAP.

Marubeni Corporation

Consolidated Statements of Cash Flows

	Millions of yen		
	September 30		
	2006	2005	Variance
Operating activities			
Net income (loss)	¥ 65,645	¥ 38,123	¥ 27,522
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	46,569	31,706	14,863
Provision for doubtful accounts	- 732	3,176	-3,908
Equity in (earnings) losses of affiliated companies- net	- 9,312	- 18,106	8,794
(Gain) loss on investment securities	- 6,365	- 1,874	- 4,491
(Gain) loss on property and equipment	2,797	3,151	- 354
Deferred income taxes	7,732	10,353	- 2,621
Loss from Discontinued Operations (after income tax)	-	6,400	- 6,400
Changes in operating assets and liabilities:			
Notes and accounts receivable	- 171,126	- 66,140	- 104,986
Inventories	- 25,034	- 18,929	- 6,105
Notes, acceptances and accounts payable	68,848	23,764	45,084
Other	1,291	- 7,941	9,232
Net cash provided by operating activities	- 19,687	3,683	- 23,370
Investing activities			
Proceeds from sales and redemptions/expenditure for purchase of securities and other investments	- 64,773	-23,559	- 41,214
Proceeds from sales /expenditure for purchases of property and equipment	- 19,728	-35,831	16,103
Collection of loans receivable and loans made to customers	17,109	17,601	- 492
Net cash provided (used) by investing activities	- 67,392	- 41,789	- 25,603
Free Cash Flows	- 87,079	- 38,106	- 48,973
Financing activities			
Net decrease (increase) in short-term loans	- 65,211	-34,145	- 31,066
Proceeds from/payment of long-term debt	122,109	- 16,819	138,928
Cash dividend	- 8,792	- 7,483	- 1,309
(Purchase) sale of treasury stock	- 74	- 48	- 26
Other	- 1,569	- 602	- 967
Net cash used (provided) in financing activities	46,463	- 59,097	105,560
Effect of exchange rate changes on cash and cash equivalents	- 1,671	5,336	- 7,007
Net increase (decrease) in cash and cash equivalents	- 42,287	- 91,867	49,580
Cash and cash equivalents at beginning of period	368,936	459,194	- 90,258
Cash and cash equivalents at end of period	326,649	367,327	- 40,678

(Note 1) These financial statements are based on US GAAP.

(Note 2) As of FY2006, Equity in earnings (losses) of affiliated companies is included within income before income taxes. Some of the figures for 1st Half FY 2005 have been reclassified accordingly.

Marubeni Corporation

Notes to Consolidated Financial Statements

Basis of Consolidated Financial Statements

1. Subsidiaries and affiliated companies accounted for by equity method

(1) Number of subsidiaries and affiliated companies

	September 30, 2006	March 31, 2006	Variance
Subsidiaries	385	388	-3
Affiliated companies	170	167	3
Total	555	555	0

(2) Major Group Firms

Subsidiaries

Overseas 239	Marubeni America Corporation Marubeni Europe p.l.c. Axia Power Holdings, B.V. Marubeni International Finance p.l.c. PT Tanjungenim Lestari Pulp & Paper
Domestic 146	Marubeni Real Estate Co., Ltd. Marubeni Pulp & Paper Sales Co., Ltd. Marubeni Telecom Co., Ltd. Marubeni Energy Corporation Marubeni Nisshin Feed Co., Ltd.

Affiliated companies

Overseas 120	Daishowa-Marubeni International Ltd. Nippon LP Resources Uni-Mar Enerji Yatirimlari A.S.
Domestic 50	Marubeni-Itochu Steel Inc. The Daiei, Inc. Marubeni Construction Material Lease Co., Ltd The Maruetsu, Inc.

(3) Changes

Subsidiaries

Newly included 17	Higashi Ginza Printing and Publishing Co., Ltd. Marubeni Energy Alternatives, Inc. Others--- 15companies
Excluded	20 companies

Affiliated companies

Newly included 7	The Daiei, Inc. Guangzhou Yishihong International Logistics Co., Ltd. Others--- 5 companies
Excluded	4 companies

Marubeni Corporation

Notes to Consolidated Financial Statements

2. Matters Concerning Accounting Standards

(1) Standards for the preparation of consolidated financial statements

The consolidated financial statements of the Company are prepared in compliance with accounting standards generally acknowledged as fair and appropriate in the United States.

(2) Cash and cash equivalents

Cash and cash equivalents include time deposits, the original date of maturity of which will fall within three months, as well as securities with a repurchase agreement.

(3) Valuation method and standards of inventory

Inventory is valued based on the moving average method or at either the lower of cost or market value based on the individual method.

(4) Valuation method and standards of securities:

The No. 115 SFAS of the Financial Accounting Standards Board of the United States which is titled the "Accounting for Certain Investments in Debt and Equity Securities" are applied.

Securities to be held to maturity: Amortized cost method

Salable securities:

The market price method based on a market price on a closing date (the total amount of valuation gains or losses is processed through direct entry in capital, and the cost of sales is calculated based on the moving average method.)

(5) Depreciation/amortization method for fixed assets

Depreciation method for tangible fixed assets:

The declining balance method or the straight line method (mainly for buildings) is applied. The depreciable life is generally set at 2 to 50 years.

Amortization method for intangible fixed assets:

The straight line method (however, intangible fixed assets for which a useful life cannot be

decided are not amortized, and an asset impairment test is conducted for them at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets.")

Asset impairment of long-term assets:

With respect to long-term assets such as tangible fixed assets and intangible fixed assets to be amortized, when book value cannot be collected, or there is a change in the situation, we investigated asset impairment in compliance with the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets." If a book value is larger than the estimated amount of future cash flows, we recognized asset impairment for an amount by which the book value exceeds a fair market value.

(6) Standards for setting up reserves

Bad debt reserve:

To prepare for bad debt losses arising from trade account receivables and loans, we booked the expected uncollectible amount for general receivables based on an actual bad debt ratio, and for specified receivables such as receivables and loans likely to become bad debt by examining the possibility of collection individually.

Retirement benefit reserve:

To prepare for retirement benefits for employees, a retirement benefit reserve is booked based on the fair value of the retirement benefit liability and pension assets at the end of this term that is assumed to have emerged by the first half of this term, in compliance with the No. 87 SFAS "Employer's Accounting for Pensions." The amount by which retirement benefit reserve is lower than the difference between cumulative benefit liability (the liability obtained by deducting the amount of future salary increase from the retirement benefit liability) and the fair market value of pension assets is additionally booked as the minimum pension liability adjustment.

Unrecognized past service liability is amortized using the straight line method based on the average remaining number of years of service of employees. A portion of unrecognized net actuarial loss that exceeds a corridor (10% of the retirement benefit liability or the fair market value of pension assets, whichever is larger) is amortized using the straight line method based on the average remaining number of years of service of employees as of the time the loss is incurred.

(7) Consumption tax, etc, is processed on a tax-exclusive basis.

(8) Goodwill

Goodwill is not amortized, and an asset impairment test is conducted for goodwill at least once a year in compliance with the No. 142 SFAS "Goodwill and Other Intangible Assets."

(9) Discontinued business

Based on the No. 144 SFAS "Accounting for the Impairment or Disposal of Long-Lived Assets.", the amount of losses incurred by businesses to be discontinued such as businesses to be disposed of or sold is separately indicated, after taking the tax effect into account, as a "Loss on Discontinued Business (after corporation tax, etc.)" in the consolidated income statement.

(10) Equity in earnings (losses) of affiliated companies is included within income from continuing operations before taxes, starting FY2006. Accordingly, some of the figures for FY2005 are reclassified in the consolidated income statement.

Earnings/Loss per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings/loss per share:

	Millions of yen			
	Six Months ended September 30			
	2006		2005	
Numerator:				
Net income (loss)	¥	**65,645**	¥	**38,123**
Amount which does not belong to ordinary shares – dividend for preferred shares		**-605**		-755
Net income available for common shareholders – Numerator for basic earnings (loss) per share		**65,040**		37,368
Effect of dilutive securities:				
Convertible debentures		**-**		162
Dividend for preferred shares		**605**		755
Numerator for diluted earnings (loss) per share	¥	**65,645**	¥	38,285
Denominator:	Number of shares			
Denominator for basic earnings (loss) per share		**1,609,712,521**		**1,493,107,028**
Effect of dilutive securities:				
Convertible debentures		**-**		119,666,048
Preferred shares		**123,921,062**		215,714,286
Denominator for diluted earnings per share		**1,733,633,583**		1,828,487,362

	Yen			
Basic earnings per share	¥	**40.40**	¥	25.03
Diluted earnings per share	¥	**37.87**	¥	20.94

The convertible debenture #8 issued in November 1996 has dilution effect for FY2005, and Class I Preferred Stock issued in December 2003 for FY2006 and FY2005.

Segment Information

1. Operating Segments

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by products and services, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units.

Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company breaks its operating segments into 12 segments identified by product and service, in addition to its overseas corporate subsidiaries and branches.

The segment information for the 1st half of FY2006, and the corresponding period the year before are as shown hereafter.

◆ *1st Half of FY2006 (April 1, 2006-September 30, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	496,307	175,526	396,334	400,900	1,219,801
internal transaction	10,501	1,537	21,504	18,971	1,919
total	506,808	177,063	417,838	419,871	1,221,720
Gross trading profit	34,425	11,985	27,254	15,870	43,926
Operating profit (loss)	6,850	512	11,270	4,782	29,196
Equity in earnings (losses) of affiliated companies	3,205	-72	-144	-283	219
Segment net income (loss)	4,655	305	4,547	989	14,334
Segment assets (as of September 30,2006)	530,378	139,769	523,779	204,548	641,401

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	464,111	266,723	116,778	302,695	103,937
internal transaction	26,374	35,862	136	314	1,536
total	490,485	302,585	116,914	303,009	105,473
Gross trading profit	8,703	26,177	12,201	8,531	13,232
Operating profit (loss)	6,050	5,923	6,574	1,281	114
Equity in earnings (losses) of affiliated companies	7,550	1,813	2,507	-179	-457
Segment net income (loss)	12,032	4,321	5,064	727	1,487
Segment assets (as of September 30,2006)	279,975	263,329	402,397	291,507	104,725

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	92,435	16,002	352	548,977	85,860	4,686,738
internal transaction	241	3,351	14	159,280	-281,540	-
total	92,676	19,353	366	708,257	-195,680	4,686,738
Gross trading profit	18,625	4,735	366	43,233	-4,247	265,016
Operating profit (loss)	10,561	864	-440	9,934	-2,621	90,850
Equity in earnings (losses) of affiliated companies	335	425	9,671	-166	-772	23,652
Segment net income (loss)	5,284	2,916	8,068	5,611	-4,695	65,645
Segment assets (as of September 30,2006)	288,932	96,867	86,504	418,882	421,500	4,694,493

◆ *1st Half of FY2005 (April 1, 2005-September 30, 2005)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy
Total volume of trading transactions					
outside customers	464,579	165,803	371,182	364,139	999,049
internal transaction	10,105	1,257	21,377	17,946	1,454
total	474,684	167,060	392,559	382,085	1,000,503
Gross trading profit	33,859	12,160	22,546	16,350	30,040
Operating profit (loss)	5,904	1,675	7,439	5,940	16,156
Equity in earnings (losses) of affiliated companies	1,219	-44	22	548	218
Segment net income (loss)	3,411	459	-2,869	4,417	9,546
Segment assets (as of March 31, 2005)	433,782	130,461	519,785	181,919	603,758

	Metals & Mineral Resources	Transportation & Industrial	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication
Total volume of trading transactions					
outside customers	322,427	275,688	84,607	291,537	103,746
internal transaction	19,979	25,733	170	663	1,203
total	342,406	301,421	84,777	292,200	104,949
Gross trading profit	11,013	25,780	11,034	6,443	12,555
Operating profit (loss)	6,427	3,798	3,204	404	-553
Equity in earnings (losses) of affiliated companies	4,126	1,273	890	1,502	-27
Segment net income (loss)	7,878	1,756	3,189	1,885	-1,244
Segment assets (as of March 31, 2005)	265,141	289,936	405,386	274,510	115,575

	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions						
outside customers	70,552	9,389	486	431,967	59,220	4,014,371
internal transaction	229	2,941	16	163,840	-266,913	-
total	70,781	12,330	502	595,807	-207,693	4,014,371
Gross trading profit	10,953	3,556	502	40,920	-1,485	236,226
Operating profit (loss)	3,266	96	176	9,624	1,821	65,377
Equity in earnings (losses) of affiliated companies	263	440	11,479	407	-157	22,159
Segment net income (loss)	939	2,334	10,774	5,747	-10,099	38,123
Segment assets (as of March 31, 2005)	299,669	97,031	86,075	449,213	434,831	4,587,072

(Note 1) Effective April 1, 2006, the figures of each operating segment are shown based on US GAAP. Until then, the figures of each segments were shown according to Japanese accounting practice, and therefore the difference between the two standards for the 1st quarter of FY2005 is included in*Corporate& elimination*.

(Note 2) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

(Note 3) Effective April 1, 2006, the segments of *Transportation machinery, Industrial machinery & Information business, and Plant, Power & Infrastructure* have been reorganized as *Transportation & Industrial Machinery, Power Projects, Plant, Ship & Infrastructure Projects, and Information & Communication.* Furthermore,*Domestic Branches & Offices* have been incorporated into *Corporate & elimination* due to its significance. Accordingly, the above segment information has been restated.

Segment Information (continued)

(Note 4) **Total volume of trading transactions, gross trading profit** and operating conditions for each operating segment were as follows.

Agri-marine Products transactions rose ¥32.1 billion (6.8%) year-on-year centering on foods merchandising related businesses. Gross trading profit rose ¥0.6 billion (1.7%) despite the conversion of a subsidiary into an affiliate, with higher profit in other subsidiaries.

Textile transactions increased ¥10.0 billion (6.0%) year-on-year owing to a rise in apparel product transactions and the inclusion of new subsidiaries in consolidation. Gross trading profit declined ¥0.2 billion (1.4%) reflecting a decrease in profits owing to transactions of apparel products.

Forest Products and General Merchandise transactions increased ¥25.3 billion (6.4%) year-on-year owing to the consolidation of Musi Pulp Project, and increase in rubber transactions. Gross trading profit also rose ¥4.7 billion (20.9%) due to the Musi Pulp Project.

Chemicals transactions rose ¥37.8 billion (9.9%) year-on-year reflecting a rise in transactions of basic chemical products. Gross trading profit decreased ¥0.5 billion (2.9%) reflecting the decrease in profits of basic chemical products.

Energy transactions rose ¥221.2 billion (22.1%) year-on-year due to an increase in petroleum-related transactions. Gross trading profit increased ¥13.9 billion (46.2%) reflecting to an increase in the profits from the petroleum-related concessions.

Metals and Mineral Resources transactions increased ¥148.1 billion (43.2%) year-on-year due mainly to an increase in the price of non-ferrous metals. Gross trading profit declined ¥2.3 billion (21.0%), with an absence of a transitory profit posted last year.

Transportation & Industrial Machinery transactions rose ¥1.2 billion (0.4%) year-on-year. Gross trading profit increased ¥0.4 billion (1.5%) reflecting an increase of transactions in civilian aircraft related businesses.

Power Projects transactions increased ¥32.1 billion (37.9%) year-on-year due mainly to a rise in transactions of coal power projects. Gross trading profit rose ¥1.2 billion (10.6%) reflecting the increased profit from overseas power subsidiaries.

Segment Information (continued)

Plant, Ship & Infrastructure Projects transactions increased ¥10.8 billion (3.7%) year-on-year reflecting the transactions concerning the cement plant project in the Middle East. Gross trading profit rose ¥2.1 billion (32.4%) with increased profits from a railway project in South America.

Development and Construction transactions increased ¥21.9 billion (30.9%) year-on-year due to buoyant sales of domestic condominiums. Gross trading profit rose ¥7.7 billion (70.0%) reflecting the increase in transactions.

Finance, Logistics & New Business transactions rose ¥7.0 billion (57.0%) from the previous year due to a consolidation of a subsidiary and an increase in logistics-related transactions. Gross trading profit rose ¥1.2 billion (33.2%) reflecting the increased volume of transactions.

Iron & Steel Strategies and Coordination transactions declined ¥0.1 billion (27.1%) from the previous year. Gross trading profit decreased ¥0.1 billion (27.1%). Marubeni-Itochu Steel Inc. achieved favorable results owing to concentrated sales activities through pinpointing areas of growing demand, such as energy and automotive sectors.

Overseas Corporate Subsidiaries and Branches transactions increased ¥112.5 billion (18.9%) from the previous year due mainly to a rise in the sales of metals and construction machineries in the United States. Gross trading profit rose ¥2.3 billion (5.7%) mainly from effects of currency translations.

Segment Information (1st Half FY 2006)

◆ *1st Half FY2006 (April 1, 2006-September 30, 2006)*

Millions of yen

	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
· Total volume of trading transactions							
Outside customers	3,514,893	592,390	197,096	337,992	44,367	-	4,686,738
Internal transaction	890,851	133,313	11,417	96,000	46,642	-1,178,223	-
total	4,405,744	725,703	208,513	433,992	91,009	-1,178,223	4,686,738
Segment operating profit(loss)	33,821	24,920	11,389	17,257	4,982	-1,519	90,850
Segment assets	2,188,832	516,781	201,743	462,518	109,059	-205,498	3,273,435
Other assets							1,421,058
Total assets							4,694,493

◆ *1st Half FY2005 (April 1, 2005-September 30, 2005)*

Millions of yen

	Japan	North America	Europe	Asia/Oceania	Other	Eliminations	Consolidated
· Total volume of trading transactions							
Outside customers	3,051,481	445,231	191,168	217,685	108,806	-	4,014,371
Internal transaction	941,316	130,522	11,524	84,570	4,440	-1,172,372	-
total	3,992,797	575,753	202,692	302,255	113,246	-1,172,372	4,014,371
Segment operating profit(loss)	27,091	14,270	6,856	13,930	4,334	-1,104	65,377
Segment assets	2,048,882	536,835	205,461	443,796	98,118	-171,676	3,161,416
Other assets							1,425,656
Total assets							4,587,072

(Note 1) Countries and regions are categorized by geographical classification.

(Note 2) Major countries or areas that belong to each category:

1. North America ······USA, Canada
2. Europe ············UK, Belgium
3. Asia, Oceania ·······Singapore, China
4. Other ·············Central and South America, Africa

(Note 3) Other assets which are not included in the segments are mainly cash and deposit marketable securities, and investment securities.

Internal transactions are generally priced in accordance with the prevailing market prices.

(Note 4) For Japanese investors' convenience, Total volume of trading transactions and Segment operating profit(loss) are shown according to Japanese accounting practice.

Marubeni Corporation
Notes to Consolidated Financial Statements

Marketable Securities and Debt Securities

Available-for-sale securities (millions of yen)

	September 30, 2006				March 31, 2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	5,570	23	-	5,593	579	-	-	579
Total	5,570	23	-	5,593	579	-	-	579
Non-current:								
Debt securities	24,082	125	-87	24,120	29,060	216	-37	29,239
Marketable equity securities	154,800	134,850	-6,092	283,558	153,508	167,980	-1,350	320,138
Total	178,882	134,975	-6,179	307,678	182,568	168,196	-1,387	349,377

*The fair value of available-for-sale securities reflected in the balance sheets are based on quoted market prices. The unrealized gains and losses, net of taxes are added to Accumulated other comprehensive income (loss) in shareholders' equity.

**Debt securities* consist mostly of corporate bonds.

Held-to-maturity securities (millions of yen)

	September 30, 2006				March 31, 2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Current:								
Debt securities	-	-	-	0	6,000	4	-	6,004
Total	-	-	-	0	6,000	4	-	6,004
Non-current:								
Debt securities	9,327	644	-	9,971	9,236	797	-	10,033
Total	9,327	644	-	9,971	9,236	797	-	10,033

(Note 1)The held-to-maturity securities are stated in the balance sheets at amortized cost, adjusted by method of depreciation.
(Note 2) *Debt securities* consist mostly of corporate bonds.

In addition to the above stated securities, 16,210 million yen and 14,410 million yen of marketable securities for sale are held at September 30, 2006 and at March 31, 2006, respectively.
The net unrealized gain of 59 million yen for FY2006 and loss of -76 million yen for FY2005 have respectively been included in the income statements.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		September 30 2006	Established Bought	Liquidated Divestiture	March 31 2006	Variance
Subsidiaries	Domestic	146	6	-7	147	-1
	Overseas	239	11	-13	241	-2
	Total	385	17	-20	388	-3
Affiliated companies	Domestic	50	2	-1	49	+1
	Overseas	120	5	-3	118	+2
	Total	170	7	-4	167	+3
	Domestic	196	8	-8	196	+0
	Overseas	359	16	-16	359	+0
	Total	555	24	-24	555	+0

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
The Daiei, Inc.	JPY	56,517 mil	44.52%	Retail
Hasegawa & Co., Ltd.	JPY	340 mil	35.00%	Confectionary wholesaler
Higashi Ginza Printing and Publishing Co., Ltd.	JPY	120 mil	71.63%	Planning, design, production and printing of advertisements catalogs and other printed media
Marubeni Energy Alternatives, Inc.	USD	30.67mil	100.00%	Development and investment for new technology and renewable energy business in the U.S.
Guangzhou Yishihong International Logistics Co., Ltd.	USD	1.5mil	50.00%	Warehousing, logistics management, forwarding, transport and delivery within China

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
Nasu resort Corporation	Sold	70.00%	Operation of leisure facilities
Liaison Planning Inc.	Partly sold	100.00%	Advertisement planning and production, production of published material
Berevno-Corporation	Liquidated	100.00%	Research in the biotechnological field
Carlisle Leasing International , LLC	Sold	100.00%	Lease of freezing and refrigerated Containers for sea transport

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		September 30, 2006			September 30, 2005			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	142	272	414	141	273	414	1	-1	0
	Surplus amount	23.2	49.7	72.9	17.5	39.9	57.4	5.7	9.8	15.5
Loss-making companies	No. of companies	54	87	141	64	84	148	-10	3	-7
	Deficit amount	-3.5	-6.8	-10.2	-5.5	-8.2	-13.7	2.1	1.4	3.5
Total	No. of companies	196	359	555	205	357	562	-9	2	-7
	Net profit/loss	19.7	42.9	62.7	11.9	31.8	43.7	7.8	11.2	18.9
Surplus company ratio		72.4%	75.8%	74.6%	68.8%	76.5%	73.7%	+3.6 points	-0.7 points	+0.9 points

(Note) Surplus/Deficit amount is based on equity method

82-616

Marubeni CORPORATION

Annual Report 2006

For the fiscal year ended March 31, 2006

From Recovery to a New Launch

Financial Highlights

Marubeni Corporation
Years ended March 31

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	2006	2005	2004	2006
For the year:				
Total volume of trading transactions	¥8,686,532	¥7,936,348	¥7,902,494	$74,243,863
Gross trading profit	502,024	433,395	406,761	4,290,803
Net income	73,801	41,247	34,565	630,778
At year-end:				
Total assets	4,587,072	4,208,037	4,254,194	39,205,744
Net interest-bearing debt	1,876,350	1,823,909	1,969,323	16,037,179
Total shareholders' equity	663,787	443,152	392,982	5,673,393
Amounts per 100 shares (¥/US$):				
Basic earnings	4,834	2,661	2,285	41.32
Diluted earnings	4,046	2,231	2,016	34.58
Cash dividends	700	400	300	5.98
Ratios:				
Return on assets (%)	1.7	1.0	0.8	
Return on equity (%)	13.3	9.9	10.6	
Net D/E ratio (times)	2.8	4.1	5.0	

Notes: 1. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing rate of ¥117 to US$1 as of March 31, 2006.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.

Contents

Disclaimer Regarding Forward-Looking Statements

This annual report contains forward-looking statements about the performance and management plans of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.

*Financial Section available in separate volume

From the "V" PLAN to the "G" PLAN

From Recovery to a New Launch

After sweeping away loss-making assets during the "A" PLAN, the Marubeni Group began promoting the "V" PLAN. This three-year, medium-term management plan sought to put the Group back on a growth trajectory by addressing two key management issues: strengthening the Group's earnings base, and improving its financial position. In the fiscal year ended March 31, 2006, the plan's final year, the Marubeni Group completed the "V" PLAN by far exceeding all of its numerical objectives, making the resurgence of a stronger Marubeni a reality. In this section, we examine the results of the "V" PLAN and outline the "G" PLAN, the new medium-term management plan that seeks to accelerate growth and help Marubeni achieve a dynamic leap forward.

From Recovery to a New Launch

Resurgence of a Stronger Marubeni Through the "V" PLAN

To realize a stronger earnings base and an improved financial position, Marubeni conducted management with an uncompromising emphasis on strengthening portfolio management and risk-return profiles, guided by a management policy determined to transform Marubeni into a strong corporate group possessing the top portfolio units in each industry. The result in the fiscal year ended March 31, 2006, the plan's final year, was a third consecutive year of record consolidated net income, as well as performance that far outstripped all of the plan's numerical objectives.

Consolidated Net Income

Consolidated net income was ¥73.8 billion for the fiscal year ended March 31, 2006, ¥23.8 billion higher than the initial "V" PLAN objective of ¥50.0 billion. Of special note is Marubeni's performance since the fiscal year ended March 31, 2003, which demonstrates that it has faithfully fulfilled its commitment to the markets by meeting earnings forecasts for four consecutive fiscal years.



Net Income (Billions of yen)
Prospects, beginning of year (Billions of yen)
Cleared "V" PLAN's initial target of ¥50 billion
73.8
60.0
50.0
41.2
37.0
34.6
33.0
30.3
30.0
15.0
'02
'03
'04
'05
'06
Overall deficit due to restructuring (116.4)
(Years ended March 31)
"A" PLAN
"V" PLAN

Adjusted Operating Profit and Core Earnings

In the plan's final year, Adjusted Operating Profit*, a measure of Marubeni's actual earnings power, was ¥151.8 billion, and Core Earnings** were ¥193.6 billion. Both figures were nearly double their respective levels in the fiscal year ended March 31, 2003, just prior to launch of the "V" PLAN. Three factors largely affected for this result: the immediate contribution to earnings from new investments and loans in priority fields such as energy and natural resource development, increased earnings from basic materials and other existing businesses, and the liquidation of less profitable assets through their aggressive replacement in its portfolio with highly profitable assets.



Adjusted Operating Profit (Billions of yen)
Core Earnings (Billions of yen)
Rise in "Earnings power"
Impact of new investments
Emphasis on Risk-Return
Adjusted Operating Profit +71.6 billion yen (≒90%) up
193.6
151.8
124.7
103.0
101.3
95.0
81.1
80.2
56.1
47.2
'02
'03
'04
'05
'06
(Years ended March 31)
"A" PLAN
"V" PLAN

* Adjusted Operating Profit = Gross trading profit − SGA expenses
** Core Earnings = Adjusted Operating Profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring related items)


Net Interest-bearing Debt (Billions of yen)
Net D/E Ratio (Times)
Improved financial position
Greatly exceeded planned target
2,712.9
2,264.1
Initial target of the "V" PLAN: Net interest-bearing debt less than ¥2,000 billion
1,969.3
1,823.9
1,876.4
10.30
8.70
5.01
4.12
2.83
Initial target of the "V" PLAN: Net D/E ratio 4-5 times
'02
'03
'04
'05
'06
(At March 31)
"A" PLAN
"V" PLAN

Net Interest-bearing Debt and Net D/E Ratio

Net interest-bearing debt stood at ¥1,876.4 billion as of March 31, 2006. Marubeni actually cleared its "V" PLAN objective of reducing net interest-bearing debt to less than ¥2,000 billion in the fiscal year ended March 31, 2004, the plan's first year. Remarkably, it managed to maintain this level over the three-year duration of the "V" PLAN while consistently investing a total of roughly ¥400.0 billion, or more than twice that originally slated, in a bid to accelerate greater selectivity and focus in its operations. As shown in the graph below, shareholders' equity was ¥663.8 billion as of March 31, 2006, far exceeding the "V" PLAN objective of ¥400.0 billion to ¥500.0 billion, and 2.6 times higher than March 31, 2003. This result largely owed to the issuance of preferred shares in the fiscal year ended March 31, 2004, earnings accumulated during the "V" PLAN, and the conversion to shares of convertible bonds that matured at the end of March 2006. Consequently, the net D/E ratio was 2.83 times, better by far than the level of 4 times set forth in the "V" PLAN.


Shareholders' Equity (Billions of yen)
Risk Assets (Billions of yen)
Reinforcement of risk management
652.7
645.9
625.6
663.8
584.7
572.6
Initial target of the "V" PLAN: Risk Assets ¥580 billion
443.2
393.0
263.9
260.1
'02
'03
'04
'05
'06
(At March 31)
"A" PLAN
"V" PLAN

Shareholders' Equity and Risk Assets

In contrast to growth in shareholders' equity, aggressive asset replacement caused Marubeni's level of risk assets to decline to ¥572.6 billion as of March 31, 2006. Risk assets are those deemed to have a reasonable chance of causing greatest damage to Marubeni Group performance, and are calculated based on the Value at Risk (or VaR) method. Shareholders' equity now towers ¥91.2 billion above the level of risk assets, a fact which has dramatically contributed to the Group's financial stability.

To Our Stakeholders

For three years starting from the fiscal year ended March 31, 2004, Marubeni rallied behind a medium-term management plan called the "V" PLAN. We envisioned the plan as a roadmap for restoring confidence and trust in the Marubeni brand, and cementing the fundamentals required to compete successfully with rival trading companies. By the fiscal year ended March 31, 2006, the "V" PLAN's final year, we were able to far exceed every one of our numerical targets. Consequently, we have laid down a solid foundation for propelling the Group to the next stage of growth in terms of profitability and balance sheet strength.

Favorable conditions in the commodities market, together with strong global economic performance, were undoubtedly vital to the completion of the "V" PLAN. But just as important was a keen awareness that the company's very survival was at stake. This consciousness aligned each of us at the Head Office and Group companies, management and employees alike, along a common vector, drawing us together to achieve the amazing progress we see today. Another key to this success, of course, was the functions made possible through management systems introduced by the "V" PLAN.

The plan's completion has also dramatically improved the atmosphere inside the company, with a renewed vigor and confidence clearly visible across our workforce. The prevailing sense is that Marubeni, once seemingly stuck in a losing, downward spiral, is now wholly entrenched in an upward, virtuous cycle. Our new, two-year "G" PLAN launched in April 2006 reflects this optimism, with the "G" symbolizing both future growth and greater glory for a strong performing Marubeni. To achieve this, we seek to further accelerate growth to take another dynamic leap forward. Backed by the deep-seated confidence earned in completing the "V" PLAN, we are striving boldly ahead to the new stage of growth that the "G" PLAN will bring, never once forgetting the dire sense of urgency we all felt during our time of major restructuring, nor that we must never again repeat the mistakes of the past.

Each of us at Marubeni, management and employees, stand firmly committed to raising our corporate value and further earning the respect and admiration of our stakeholders. I ask for your continued support and understanding as we strive forward in this important task.

June 2006



Nobuo Katsumata, President and CEO



Interview With the President and CEO

The "G" PLAN, Marubeni's latest medium-term management plan, has the company striving to become a corporate group that can reliably generate ¥100.0 billion in consolidated net income through the rigorous selection of prime, highly profitable assets. Having reemerged as a corporate group with rock-solid financials and earnings capabilities thanks to the "V" PLAN, Marubeni is ready to prove that it can take another giant leap forward by accelerating growth in its methodical push toward completion of the "G" PLAN.



Q1 How would you rate the three-year period of the "V" PLAN?

I think that many of our stakeholders approve of how all of us at the Group, management and employees alike, came together in a concerted effort to clear all of our numerical targets by a large margin. Personally, I am convinced that we now have earning capabilities and an improved financial standing far beyond what we had initially envisioned.

Adjusted Operating Profit* and Core Earnings**, measures of our real earnings power, have risen year on year for the past 11 quarters, growing to a level of nearly twice that prior to the start of the "V" PLAN. As for our financial position, steady gains in profit have helped lift shareholders' equity to about 2.6 times what it was before the "V" PLAN was initiated. Properly balancing shareholders' equity and risk assets was one area we thought would prove difficult during the "V" PLAN. Yet even here, we managed to raise shareholder's equity ¥91.2 billion above risk assets, an accomplishment that has greatly enhanced our financial soundness and stability.

Outside evaluations of Marubeni have also improved dramatically. All of our credit ratings have again returned to investment grade levels, with Marubeni's stock price having now risen to more than five times the pre-"V" PLAN level. In fact, market capitalization now stands at well over ¥1 trillion. At the start of our major restructuring bid in the fiscal year ended March 31, 2002, we were seemingly losing the confidence, trust and faith of the markets in Marubeni's future. It pleases me to see that completion of the "V" PLAN, among its other benefits, has effectively restored market confidence.

But that doesn't mean we will stand still. From the beginning, the purpose of the plan was to enhance our earnings base and financial position, and cement the foundations needed to hold our own in competition with other trading houses. Therefore, the real test for Marubeni still lies ahead. As we turn attention to our next leap forward, the fight for the true resurgence of the Marubeni Group begins.

* Adjusted Operating Profit = Gross trading profit – SGA expenses
** Core Earnings = Adjusted Operating Profit + Dividend income + Equity in earnings of affiliated companies (excluding restructuring-related items)

Q2 Where will the "G" PLAN take Marubeni?

We launched our latest medium-term management plan, the "G" PLAN, in April 2006. This plan will further strengthen the management systems that made the "V" PLAN's success possible. As we lay down this powerful "defensive" framework, we are going on the offensive, expanding our business spheres and enhancing the sophistication and diversity of the commercial functions we provide to customers, together with aggressive investment in strategic fields. Our goal is clear—to achieve sustainable growth for the Marubeni Group. In formulating the "G" PLAN, we kept two concepts in mind: moving onto the offensive, and leaping forward to growth. We are determined to be a corporate group that can consistently generate ¥100.0 billion or more in consolidated net income. For the two-year period ending March 31, 2008 though, our goal is consolidated net income of ¥220.0 billion. By being careful to remain rigorous in the selection of only highly profitable assets, we have also set a new ROA target of at least 2%. And while we plan to ambitiously make ¥500.0 billion to ¥600.0 billion in new investments during this same two-year period, we remain committed to holding risk assets within the scope of shareholders' equity. We also plan to keep the net D/E ratio around the two times level, determining investments in a manner that nonetheless maintains our financial stability.

Q3 What are your measures for accelerating growth to achieve such a daring leap forward?

The first thing we have done is to greatly increase new investments and loans, with ¥500.0 billion to ¥600.0 billion planned over the next two years. Management resources will be concentrated in three strategic fields: fields to strengthen our competitive foundations; fields our solid profit bases to further expand and develop; and fields to aggressively challenge in promising markets. The first category of fields covers energy and natural resource development, and overseas independent power producer (IPP) operations. We intend to invest between ¥250.0 billion and ¥300.0 billion in these fields over the next two years. In the second category, we plan to invest between ¥150.0 billion and ¥200.0 billion in fields such as foodstuffs and food products, forest products and chemicals, and industrial machinery and plant-related areas. The final category encompasses healthcare-related fields, financial services and environment-related fields, where we are considering investments of around ¥100.0 billion.

Through keen investment in these strategic fields, our hope is to add a number of outstanding assets to our portfolio to further enhance earnings capabilities. But we also know that new investment and loans must directly lead to improvements in corporate value. With this in mind, we are raising the precision of the scenario analysis we use as criteria when making investment decisions, as well as strengthening our investment follow-up system. Naturally, these improvements are in addition to the continuation and enhancement of our conventional risk management procedures.

Q4 What do you mean by "fields to strengthen our competitive foundations"?

Energy, natural resource development and overseas IPP are traditionally strong fields for Marubeni. We plan to build up our presence by prioritizing funds for these fields. Today, Marubeni has total oil and gas assets equal to 80,000 barrels of oil equivalent per day. In the fiscal year ended March 31, 2006, in addition to Marubeni's largest ever investment project in this field—the acquisition of oil and gas field assets in US waters in the Gulf of Mexico—we also took part in an LNG project in Equatorial Guinea, and acquired concessions, including the Al Rayyan oil field in Qatar. Of the roughly ¥136.0 billion we invested in the Gulf of Mexico, production has already commenced at more than half of these assets. Therefore, one major feature of this investment is that most of it can be recouped within three years.

In overseas IPP-related operations, where Marubeni has a wealth of experience and expertise, we have established an operating company specifically to manage and develop our IPP assets. While promoting more efficient operations management on the one hand, this company will also leverage Marubeni's expertise when pursuing new asset development and purchasing opportunities. In this way, we are creating a framework that makes more aggressive business development possible in this area. In Saudi Arabia, we have acquired the right to supply utilities—water and steam, as well as electricity—over a term of 25 years for one of the world's largest integrated oil refining and petrochemical complexes. Elsewhere in the Middle East, in January 2005, we obtained the operating rights for one of the world's largest power and water operations in the Emirate of Abu Dhabi. Winning these large-scale projects back-to-back is helping Marubeni to expand its business scope as one of the top players in IPP operations in Asia, and is proof that we have indeed raised our profile even higher in this area.

Q5 How dependent is Marubeni on the level of consolidated income accounted for by energy and natural resource development?

During the fiscal year ended March 31, 2006, just under 60% of consolidated net income came from energy and natural resource development. While this may appear at first glance to be a high dependence on one field, the situation is actually somewhat different. Earnings derived from energy and natural resource development grew to such a relatively large percentage because restructuring-related expenses pushed down consolidated net income in other divisions, as we stepped up the replacement of unprofitable and poorly performing assets. In forest products and general merchandise for example, we booked a loss of around ¥6.5 billion from the decision to exit the leisure business, which in terms of profitability no longer met Marubeni standards for business continuation. Because of this, consolidated net income in this division fell from ¥7.5 billion during the fiscal year ended March 31, 2005, to ¥0.4 billion this past fiscal year. Actually, if you look at Marubeni's Adjusted Operating Profit and Core Earnings, measures of our real earnings power that exclude restructuring-related expenses, you will see that the contribution from energy and natural resource development is in fact less than 40%. And while Adjusted Operating Profit and Core Earnings nearly doubled over the three years of the "V" PLAN, higher natural resource prices only accounted for around one-third of that improvement. The other two-thirds came from increased earnings from basic materials and other traditional businesses, returns on new investments, and better asset efficiency through our commitment to greater selectivity and focus. As I hope these examples have shown, our earnings structure is not at all dependent on energy and natural resource development. As a side note, if you look at our assets, you will notice that those linked to energy and natural resource development comprise less than 20% of the companywide total.

Now that we are done eliminating unprofitable and poorly performing assets through the "V" PLAN, our leading earners are set to come mainly from foodstuffs, forest products, machinery and other non-resource fields where Marubeni has traditionally been strong. I am confident that this trend will allow us to realize consistent and sustainable growth irrespective of changes in market conditions.

Q6 Can you explain more about "fields our solid profit bases to further expand and develop"?

In agri-marine products, forest and chemical products, and industrial machinery and plant-related fields, we are working to grow earnings by expanding our geographic sales reach, taking initiatives to bolster business with important trading partners, building value chains, and other steps to upgrade and expand Marubeni's capabilities.

Of these fields, one that we hope to particularly emphasize is agri-marine products. Today, China and many other parts of Asia are continuing to undergo rapid economic development. Alongside this development, a number of countries that were once exporters of soybeans, corn and other basic food staples are likely to become major food importers themselves as demand grows sharply worldwide. In this sense, we expect basic food staples to increasingly be seen as "natural resources" in their own right. As this change unfolds, maintaining upstream food production and export bases will be critical, which is why we are focusing on reinforcing Marubeni's upstream capabilities. This has seen us strengthen our relationship with the Agrenco Group, a global grain trader, by investing in that firm's grain export terminal operations in Brazil, as well as acquiring priority rights to sell Agrenco Group grain produced in South America to Japan and other parts of East Asia. And by constructing a value chain that connects these upstream operations to retail operations, our policy is to raise Marubeni's profile not only in Japan, but all across Asia.

Another field we intend to emphasize is industrial plants, particularly those associated with power generation, shipbuilding, transportation, chemicals and infrastructure. Plant-related operations have in the past been the source of substantial losses for us. Now that we have a system in place that gives risk management a more effective grip, orders for large-scale projects are continuing to come in. During the fiscal year ended March 31, 2006, we took optimal advantage of Marubeni's skill in project coordination to capture a number of orders. These included a railway system that connects to Taiwan's international airport, a coal-fired thermal power plant and a refinery project in Vietnam, and a monorail system project in Dubai. All told, machinery-related contracts totaled approximately ¥1,300.0 billion for the year, and these projects are expected to contribute to earnings in two to three years.

Q7 Please tell us a little more about what you mean by "fields to aggressively challenge in promising markets."

In building a framework of new businesses, our aim is to rise to the challenge of advancing into new fields that show promise for the future. These include fields where Marubeni has not yet established a presence, as well as those we did not fully enter because they were not marked for priority investment of management resources under the "V" PLAN. In environment-related fields, for example, we believe that the era of mass production, consumption and disposal is over. Corporations are expected to take actions that not only yield economic gains, but also benefit the environment. For this reason, we hope to effectively bring our rich experience and know-how as a general trading company in the development of new technology, and the creation of product sales mechanisms, to bear on environment-based businesses. One such business is emissions credit trading, a topic that has been the focus of much attention since the Kyoto Protocol came into force. Marubeni has been involved in this business from the earliest stages, and we have a dedicated team of specialists in this area assigned to our Business Incubation Department. We are putting in place a fully integrated framework encompassing everything from the identification of domestic and international Clean Development Mechanism (CDM) and Joint Implementation (JI) projects, and the provision of related coordination and expertise, to actual emissions credit trading and consulting. In addition to handling the 40 million tons of fluorocarbon emissions credits to be acquired in China over the next seven years, we are involved in a South Korea-based wind power generation project that was registered as a CDM project by the United Nations. We have also inked a contract with UK-based ICECAP Ltd that will see us purchase 500,000 tons worth of emissions credits per year for 5 years beginning in 2008. Furthermore, this agreement will enable us to acquire emissions credits directly from some of Icecap's CDM projects and take other steps to jointly develop large-scale CDM projects. In addition, we continue to promote and bolster a variety of environment business initiatives both within and outside of Japan. Some of the most prominent of these are steps to commercialize biomass ethanol derived from waste materials, the development of fuel cells, and recycling of used paper and plastic bottles.



Q8 How do you intend to keep Marubeni's extensive portfolio management efforts on track?

Under the "V" PLAN, we conducted business management through the detailed separation of our business divisions and operating companies into about 100 portfolio units. At the same time, we adopted an indicator called PATRAC*, a unique metric based on the concept of the cost of capital, to evaluate our portfolio units and operating companies. Through a process of greater selectivity and focus based on PATRAC, we moved quickly to concentrate management resources in those units where Marubeni has advantages and those that hold promise for future growth. The criteria for rating and discerning a portfolio unit's worth is not profit or loss, but whether PATRAC is positive or negative. This PATRAC-driven approach has taken very little time to permeate accepted thinking throughout the entire Group. In fact, one major benefit of unfurling a portfolio unit system that also encompasses operating companies has been the common mindset it has brought to all Marubeni employees, those at operating and non-operating companies alike. Under the "G" PLAN, PATRAC remains one of our most important management indicators for conducting portfolio management.



Reaching our "G" PLAN goal of consolidated net income of ¥220.0 billion over the next two years demands that we be more stringent than before in our selection of prime, highly profitable assets. So we raised the PATRAC Risk-Return from its former 8% to 10%, and also improved our project follow-up system. Where we once initiated follow-up checks six months after the start of a project, follow-up now happens three months from project commencement. This step will both help us to expand earnings through more timely management decisions, as well as to minimize any losses that might occur.

*PATRAC (Profit After Tax less Risk Asset Cost) = Net income − (Risk assets x 10%)
The performance benchmark is to maximize positive PATRAC.

Q9 Tell us more about your capital policies.

In addition to earnings accumulated during the "V" PLAN, most of the convertible bonds we issued that matured as of March 31, 2006—valued at ¥61.7 billion—were converted into shares. This lifted shareholders' equity far and above the level of risk assets. Our initial plan to move management onto the offensive under the "G" PLAN calls for between ¥500.0 billion and ¥600.0 billion in new investment, centered mainly in strategic fields. Our policy of maintaining the amount of risk assets under that of shareholders' equity is also unchanged. And as we newly invest in line with shareholders' equity, which will be enhanced through accumulated earnings, our policy is to keep the net D/E ratio in the two times range. With respect to dividends, we initially planned to pay a full-year dividend of ¥6 per share for the fiscal year ended March 31, 2006. However, in light of consolidated net income of ¥73.8 billion, compared to an initial earnings prospect of ¥60.0 billion, we ultimately decided to raise that to ¥7 per share. Our rationale for doing so was that the decision remained in line with our basic dividend policy, which compels us to make decisions regarding the return of profits to shareholders based on a comprehensive consideration of the company's performance, payout ratio and internal reserves, all while ensuring that Marubeni has the management base required for stable and sustained growth. This latest dividend represents an increase of ¥3 per share compared with the previous fiscal year. The dividend payout ratio for the fiscal year ended March 31, 2006, meanwhile, was over 15% on a consolidated basis.

With the view of continuing to pay a stable dividend to shareholders, we also plan to pay a full-year dividend of ¥7 per share for the fiscal year ending March 31, 2007.

Q10 Can you explain how enhancing functions that cut horizontally across the Group will serve to showcase Marubeni's collective capabilities?

I believe that a general trading company can equally be thought of as a firm that provides a comprehensive range of services. Firms of this kind must not only respond to customers' diverse needs, but anticipate those needs and be ready to provide a variety of services and functions to meet them.

To deliver more multifaceted and varied services to our customers, in April 2006, we established an internally cross-cutting organization called the Cross-Divisional Function Committee. This committee is the nucleus of a drive to promote alliances between business divisions. The goal is to bolster and increase business by reinforcing horizontal functions to capture synergies among business divisions. The expectation is that these improvements will stimulate the emergence of new business models, as well as open up greater earnings opportunities.

Q11 What are your plans for raising corporate value?

The driving spirit behind the creation of the "G" PLAN is to spark the emergence of a vibrant new Marubeni Group recognized as such by observers both within and outside of the company. Our goal is to do this by taking a more dynamic leap forward as we bolster steps to move fully onto the offensive, achieving sustainable growth and future glory for the company.

We opted for a management strategy that calls for implementing CSR-focused management, while retaining a careful balance between our offensive and defensive postures. Our efforts to realize the Group's sustainable growth together with society rests on both the rigorous pursuit of sound corporate management activities, and moving forward in harmony and coexistence with the public and the environment. Achieving these aims will bring both greater benefits and satisfaction to all of our stakeholders. I believe that the steady enactment of this management strategy is linked to the increase and extension of our corporate value.

Under the "V" PLAN, Marubeni resurfaced as a corporate group with solid financial underpinnings and earnings capabilities. This time, I am confident that you will see us accelerate growth as we take another leap forward under the "G" PLAN.

The "G" PLAN Medium-term Management Plan
~Toward Further Achievement~

Management Direction

The "G" PLAN follows Marubeni's successful completion of the "V" PLAN, the restructuring plan that cemented the foundations underpinning the earnings base and financial position of the Marubeni Group. Over the next two years, the new plan seeks to accelerate Marubeni's growth pace to achieve a dynamic leap forward. Using the management base built by the "V" PLAN as a springboard, the "G" PLAN will further reinforce management systems to lay down a powerful "defensive" posture. At the same time, the plan seeks to realize continuous growth through an "offensive" posture that will see Marubeni expand its business domains, achieve greater sophistication and diversity in function as a general trading company provided to customers, and aggressively invest in strategic fields.

> In the search for future *glory* Marubeni Group sees completion of its latest plan as the key to attaining continuous *growth*. The naming of the "G" PLAN symbolizes these overarching goals.

Financial Targets

Profitability

- **Net Income**: ¥220 billion (Total for 2 years)
- **Risk-Return**: More than 10%
- **ROA**: More than 2%

Stability

- **Shareholders' Equity**: ¥820 billion
- **Risk Assets**: Approximately ¥750 billion
- **Net D/E Ratio**: 2.0s

Scale

- **Total Assets**: ¥5,000 billion
- **Investment**: ¥5–600 billion (Total for 2 years)

Net Income/Core Earnings


Net Income (Billions of yen)
Core Earnings (Billions of yen)
73.8
193.6
100.0
219.0
120.0
240.0
Further growth and achievement
¥220 billion total for 2 years
'06
'07 (estimate)
'08 (estimate)
(Years ending March 31)

Shareholders' Equity/Interest-bearing Debt and Total Assets


Total Assets (Billions of yen)
Net Interest-bearing Debt (Billions of yen)
Shareholders' Equity (Billions of yen)
4,587.1
1,876.4
663.8
5,000.0
2,200.0
820.0
Expanding the scale of assets through investment in prime assets
Accrual of capital in shareholders' equity by building up profit
'06
'08 (estimate)
(Years ending March 31)

Prioritizing Allocation of Management Resources into Strategic Fields

Fields to Strengthen Our Competitive Foundations

1st-Priority Investments

Energy and Natural Resource Development

Investment in both production and development projects.

Overseas Independent Power Producer

Acquiring prime assets to expand the global portfolio.

Fields Our Solid Profit Bases to Further Expand and Develop

Expanding Functions through Strategic Maneuvers

Food and Agri-Marine Products

Agri-Marine Products: Strengthening measures for logistics and overseas production sources, penetration of overseas consumer markets.
Foods: Reinforcement of food distribution.

Pulp, Paper and Chemicals

Expanding the "Value-Chain" from materials to products and sales to the Asian market, especially in China.

Machinery and Plant

Development projects utilizing our strength in project organization (project procurement, financing arrangement, project management, etc.).

Fields to Aggressively Challenge in Promising Markets

Promoting New Businesses

Healthcare

Establishing "Life Care Business Department" toward the strategic development and expansion of health care businesses and businesses targeting the elderly.

Financial Services

Constructing and expanding retail finance, lease finance, REIT and fund businesses.

Environment Businesses

Promoting environment businesses such as GHG, alternative energy and wind power projects.

To accelerate growth and achieve a dynamic leap forward, Marubeni will make between ¥500.0 billion and ¥600.0 billion in new investments over the two-year duration of the plan. Roughly half of these investments will be concentrated in fields to strengthen our competitive foundation. Fields in our solid profit bases to further expand and develop will likely account for another 30% to 40%, while 10% to 20% of investments will be in fields to aggressively challenge in promising markets. Backed by more robust risk management, new investment will target only those highly profitable assets that meet Marubeni's rigorous investment criteria. Enhancing the follow-up system for investment projects will also aid in assembling a portfolio with a richer array of high-quality assets.

Continuing Commitment to Extensive Portfolio Management

PATRAC remains Marubeni's most important management indicator as it moves to bolster portfolio management. The Risk-Return has been raised from 8% to 10%. This change will require more stringent selection of business divisions and portfolio units capable of enhancing earnings, while channeling investments and loans to highly profitable assets. Portfolio unit evaluation will hinge only on whether PATRAC has a positive or negative value, driving the specific strategies formulated for each unit. For those units with positive PATRAC, Marubeni will aim to maximize this value, determine how best to position these units weighing a variety of options, and devise strategies to further expand earnings. Units with negative PATRAC will be targeted with restructuring strategies that will include identifying fields for withdrawal based on Marubeni's exit criteria, measures to boost earnings, and the reduction of risk assets.

Classifying units by PATRAC positive or negative, and formulating specific strategy for each unit.


(+)
Expansion
PATRAC
(-)
Restructuring
Withdrawal
Support
Low ← Resource Distribution Priority → High
Expansion
Gaining further profit
Restructuring
Gaining PATRAC positive
Support
Challenging new business fields, aiming for further profit growth
Withdrawal
Withdrawing with minimal losses
Categorized as "Withdrawal" in the case of 3 consecutive fiscal years of negative PATRAC
(including units with no probability of turning positive in the next 3 years)

Stronger Risk Management

Conducting management that carefully balances "offensive" and "defensive" actions will see Marubeni take a multifaceted approach to strengthening risk management on the micro, macro, quantitative and qualitative fronts. More in-depth operational management will take place in tandem with the ongoing reinforcement of integrated risk management. Moreover, implementing more precise and sophisticated risk management for individual assets will be critical to the buildup of promising assets, together with a flexible approach to asset replacement prefaced on clearer exit rules and their strict application. In the push to minimize future losses, Marubeni is also honing the precision of scenario analysis, which serves as criteria for investment decisions, and developing a more robust investment follow-up system.

Utilization and Training of Human Resources

The driving force behind sustainable growth will be the Group's extensive human resources. For these men and women, Marubeni is crafting a system that will enable them to confidently and boldly meet the challenge of taking assertive action.

Personnel System

Marubeni is creating a personnel system that better promotes the spirit of challenge among its workforce. By reviewing human resources management system and divisional performance valuation, Marubeni aims to adopt systems that more clearly reflect the roles and responsibilities of every employee.

Human Resource Utilization

In addition to new graduates, Marubeni is widening its recruitment net to encompass mid-career hires from outside the Group, and taking advantage of skilled and experienced human resources among retired employees and other senior citizens with exemplary performance records, as well as the vast pool of talent already present throughout the Group. Marubeni believes that a corporate culture that recognizes the value of diversity in human resources and career paths will also usher in management readily able to take the offensive.

Human Resource Training

In grooming its next class of managers, Marubeni conducts a wide range of seminars designed to sharpen their management skills. In creating a seminar program that offers more practical training, Marubeni is selecting young employees from each division to deploy overseas as trainees.

Enhancing CSR and Internal Control

Enhancing CSR prioritization and consciousness to win the confidence of stakeholders in the management of Marubeni

Fostering sound corporate management activities

+

Promoting co-existence, co-prosperity with society and the environment

- Enforcement of Legal Compliance
- Enhancing Internal control
  - Ensuring the reliability of financial statements
  - Promoting efficiency in operations
- Development of Human Resources

- Contribution to Society
- Environmental Preservation Activities

Pursuing the confidence, satisfaction and trust of Marubeni Group's individual stakeholders

Customers	Shareholders	Society and Environment	Employees
Providing products and services with higher customer satisfaction, fair and transparent trading, and development services and functions	Securing transparency in management, accelerating disclosure and group governance, etc.	Promotion of social contribution activities, environmental preservation activities and environment businesses	Respecting values and life plans of individual group employees
Trust	Corporate value	Contribution to society, co-prosperity	Working environment, treatment

Sustainable Growth

Marubeni's promotion of CSR-oriented management will continue under the "G" PLAN. Put differently, Marubeni recognizes that management which works tirelessly to foster sound corporate management activities, while promoting co-existence, co-prosperity with society and the environment, is indispensable to the sustainable growth of the Marubeni Group. Marubeni also believes that promoting management that emphasizes CSR is tied to its pursuit of greater benefits and satisfaction for its broad range of stakeholders.

Pursuing Comprehensive Strength with Cross-Divisional Functions

Activating further cross-divisional functions to establish comprehensive strength

Sustaining company-wide cooperation in important areas, companies and business domains

Enhancing activities based on a company-wide strategy by establishing committees and/or appointing executive officers.

Establishment of Cross-Divisional Function Committee

Establishing Cross-Divisional Function Committee as a cross-sectional organization to urge synergy between segments to reinforce marketing ability and the pursuit of further business opportunities.

Corporate Social Responsibility

Instituting a management style that emphasizes corporate social responsibility (or CSR), while maintaining a careful balance between offensive and defensive business postures, summarizes one of the core management strategies in Marubeni's new "G" PLAN. United in this company-wide vision, Marubeni is assertively promoting sound corporate activities that are in harmony and coexistence with society at large and the environment.


Marubeni
CSR Report
2006

Guided by the Spirit of "Fairness, Innovation, Harmony"

Enacting sound corporate activities that are also in harmony and coexistence with the public good and the environment is critical to the sustainable growth of the Marubeni Group. This fundamental recognition is enshrined in one of the management strategies found in the Marubeni Group's new "G" PLAN, which calls for implementing management that emphasizes CSR, while nevertheless maintaining a careful balance between Marubeni's offensive and defensive business postures.

Remaining in harmony and coexistence with society and the environment demands that the Marubeni Group take a leading role in social contribution and environmental protection activities and programs. Sound corporate management, meanwhile, does not stop at steps to strengthen corporate governance and internal control systems, or simple legal compliance; it requires instilling a deep awareness of compliance among executives and regular employees that fosters respect for human rights and the complete elimination of discrimination at every level.

In April 2004, Marubeni established a CSR Committee directly supervised by the president. The committee draws together a variety of activities previously carried out on an individual basis by each Marubeni business site, including social contribution, environmental protection, corporate governance, observance of human rights, and other programs. This initiative enables Marubeni to more aggressively promote these and related activities under a single company-wide policy. The CSR Committee formulates a variety of themes such as strengthening corporate governance, conducting a rigorous compliance program, and environmental protection measures, systemic improvements to tap the full capabilities of Marubeni employees, raising awareness around respect for human rights, and the creation of support systems needed to encourage employee participation in social contribution programs. The necessary departments are then charged with formulating action plans that reflect these themes. The committee then regularly examines the progress of these plans and reports its findings to management, allowing the entire Group to verify at any time whether CSR initiatives are firmly in place, or if the action plans remain on track.

Marubeni drafted its company creed, "Fairness, Innovation and Harmony," in 1949. Yet even 150 years earlier, Marubeni founder Chubei Ito declared a commitment to prosper together with society rather than pursuing profits solely for his own company. As a modern corporation, this determination is the underlying principle behind all of the Marubeni Group's CSR initiatives.

和 新 正

「Fairness」

Act with fairness and integrity at all times.

「Innovation」

Pursue creativity with enterprise and initiative.

「Harmony」

Give and earn the respect of others through cooperation.

Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy, while always striving to enrich the society within which it operates. To achieve these goals, Marubeni is committed to the following six basic principles of business:

- We shall conduct fair and transparent business activities.
- We shall seek to develop a globally connected company.
- We shall strive to create new value through our business vision.
- We shall respect and encourage individuality and originality.
- We shall promote good corporate governance.
- We shall safeguard ecological and cultural diversity

Corporate Governance

In line with the underlying spirit expressed in its corporate creed, company doctrine, and the Marubeni Corporate Principles, the Marubeni Group is striving to ensure management transparency and to increase corporate value through stronger corporate governance. And by earning the trust of stakeholders in this way, the Marubeni Group is working to build a Group business base for sustainable growth.

Structure for Enhancing Corporate Governance

Marubeni is implementing various measures to enhance corporate governance. For example, Marubeni appointed two outside directors in June 2005.

Marubeni has also formulated a basic internal control system policy spanning a broad range of fields, such as corporate governance and compliance. This is part of efforts to establish internal systems to ensure that operations are conducted properly in accordance with Japan's new Corporation Law, which came into force in May 2006. Moving forward, efforts will remain focused on putting in place more appropriate and efficient internal systems.

Furthermore, since April 2004, the Marubeni Group has been implementing a project to establish systems focused mainly on ensuring the reliability of financial reporting. In March 2006, documentation and evaluations of related operational processes were completed, concluding the systems-building phase of this project.

Through these and other activities to increase management transparency and strengthen corporate governance, Marubeni believes it can mold itself into the kind of company demanded by its diverse stakeholders



Tohru Tsuji
Chairman



Nobuo Katsumata
President and CEO



Kazuhiko Sakamoto
Senior Executive Vice President



Akira Matsuda
Corporate Executive Vice President



Kazuo Ogawa
Corporate Executive Vice President



Ko Mori
Corporate Executive Vice Presid

Management Control Organization at Marubeni


General Meeting of Shareholders
Nomination and dismissal
Nomination and dismissal
Nomination and dismissal
Board of Directors
Directors
Twelve directors (2 outside)
Audit
Board of Corporate Auditors
Auditors
Four Corporate Auditors (2 outside)
Corporate Auditor Department
Accounting audit
Independent Auditor
Nomination, dismissal, supervision
Accounting audit
(Cooperation)
President
Corporate Management Committee
Investment and Credit Committee
"G" PLAN Execution Committee
Compliance Committee
Management Remuneration Committee
Commendation & Disciplinary Action Committee
Environment Committee
Customs Management Committee
Security Export Control Committee
CSR Committee
Environmental Businesses Promotion Committee
Cross-Divisional Function Committee
Audit Department
Internal audit
Committee of Executive Officers
Executive Officers
Operating Divisions
Corporate Staff Divisions
Domestic and Overseas Business Offices
(Business Execution System)



Teruo Asada
Corporate Executive Vice President



Mamoru Sekiyama
Corporate Senior Vice President



Koichi Mochizuki
Corporate Senior Vice President



Masaru Funai
Corporate Senior Vice President



Masao Fujii
Outside Director



Takaji Kunimatsu
Outside Director

Internal Control over Financial Reporting

In April 2004, the Marubeni Group launched the Internal Control System Project. Concerned first and foremost with ensuring the reliability of the Group's financial reporting, Marubeni's Group-wide effort enabled the completion of the system in just two years. As it continues to amply respond to a changing operating environment, the Marubeni Group seeks to raise the level of this system even higher going forward, in an ongoing and far-reaching drive to maintain the system's dependability.

Objectives and Components of Internal Control



Three Objectives
Operations
Financial Reporting
Compliance
Five Components
Monitoring
Information and Communication
Control Activities
Risk Assessment
Control Environment
Focusing on ensuring the reliability of financial reporting

Remarks: Objectives may include "Safeguarding of Assets." Components may include "Response to Information Technology."

Keenly aware of the vital importance of having an effective system of internal controls in place, the entire Marubeni Group collaborated on a project designed to establish such a system not only at its Head Office, but throughout the Group's network of consolidated subsidiaries in Japan and overseas. To this end, April 2004 marked the start of what has become known as the Marubeni Internal Control System (or MARICO) Project.

Completed at the end of March 2006, the primary task of the MARICO Project is to ensure the reliability of the Group's financial reporting by putting in place a fundamental system of methods compatible with the U.S. Sarbanes-Oxley Act.

During the fiscal year ended March 31, 2005, the initial year of the project, Marubeni formalized overall project objectives, selected target organizations, and had the articulation of all necessary project documentation at the time (including operational procedures, as well as risk- and control-related programs) carried out at over 200 of its Japanese and foreign organizations. The following fiscal year saw the documentation of methods for evaluating 1) the effectiveness of the design of control systems, and 2) whether those control systems are being properly implemented onsite, a process collectively known as an effectiveness evaluation. Evaluation results for each target organization served as the basis for an evaluation of the effectiveness of internal controls on a consolidated basis, from which a collective score was ultimately derived. With these steps, Marubeni submitted, in accordance with Japanese Cabinet Office regulations, a representation letter from its president as an attachment to its financial report filed for the fiscal year ended March 31, 2006.

The project's nominal completion, however, does not mean that it has ended. Each year, all Group organizations revise project operational procedures, constantly update and maintain project documentation, and continuously implement effectiveness evaluations—all of which are a must for steadily raising the level of internal control systems at Marubeni business sites. The Marubeni Group's goal is to have an underlying internal control system in place when it comes to financial reporting, and in so doing, open the door to increasingly effective business operations.

Risk Management

As the Marubeni Group enters a new stage focused on the key theme of moving management on the offensive, risk management is becoming an increasingly crucial defensive measure for ensuring well-balanced operations in the process of building up quality assets. In this context, Marubeni will continue to reinforce risk management from various angles. This will be accomplished by applying more precise and sophisticated management techniques to individual projects, as well as by implementing integrated risk management based on Value at Risk (VaR) and taking other actions

"Value at Risk" Assessment Scale

Definition
The largest amount of momentary loss expected to occur within a certain time period, based on a certain probability standard determined by the decision maker.


Small asset value
Large asset value
High possibility
Low possibility
Unexpected Loss
= Handled with equity capital
Expected Loss
Reserves
Worst case (99%) asset value
Amount of principal
Expected asset value

Unexpected Loss = Risk Assets
= Required stockholder capital

Throughout the 1990s, Marubeni approached risk management on a project-by-project basis, where decisions reflected a series of discussions held on the risks associated with every project. However, this approach did not provide adequate control over risk diversification, a fundamental risk management principle. Consequently, Marubeni was forced to book large losses in the past because it was unable to respond sufficiently to the simultaneous and frequent materialization of risks in specific segments, such as during the currency crisis in Asia.

In response, Marubeni has established a system to prevent any such recurrence. The Company has reviewed its standards for off-limits projects, as well as taken steps to enhance systems through such means as requiring risk scenario analyses for all investment projects on an individual basis, strict adherence to numerical benchmarks, and stronger monitoring of projects.

Furthermore, Marubeni has adopted a portfolio management method to prevent the over-concentration of assets in any particular country, industry, or client by comprehensively overseeing risks associated with assets across the Group. The basis of portfolio management is in quantifying the risk of assets for the Group as a whole, including those held by subsidiaries. The risks associated with these assets are categorized by type of exposure, including country, industry, customer credit rating, and projected recovery date. This forms the basis for calculating Value at Risk (VaR), which takes into account dispersion effects and correlations. VaR is used as a primary benchmark for portfolio management. By adopting a simulation system that uses an independently developed computerized statistical model, we have made it possible to grasp risk levels at a more minute level than other companies. The method, called "Integrated Risk Management," integrates various risk factors, and monitors them as one risk value.

Marubeni calculates PATRAC* based on Risk Assets, the risk of the maximum decline in the value of Group assets as quantified by Integrated Risk Management.

PATRAC is positioned as one of Marubeni's most important management benchmarks. Indicating total added value after adjustment for risk, PATRAC is used as a performance indicator for portfolio units. Each portfolio unit is encouraged to realign its asset portfolio as necessary so as to achieve maximum returns for a given level of risk. Marubeni aims to achieve balanced growth going forward by driving sustained growth in PATRAC.

* PATRAC=Profit After Tax less Risk Asset Cost

Compliance

The Marubeni Group not only views legal compliance as the most basic duty of all Group directors and employees, but it is also, as a member of society, committed to corporate behavior that conforms to the highest ethical standards. Accordingly, the Group has made compliance one of management's top priorities, and is committed to maintaining and refining a framework that supports and ensures sound compliance.

Compliance Organization Chart of Marubeni Group



Board of Directors
Corporate Auditors
President
Compliance Officer
Compliance Committee
Nomination
Report/Instruction
Compliance Officers of Divisional and Branch Office
General Managers of Iron & Steel Strategies and Coordination Dept., Business Incubation Dept. and CS Dept.
External Legal Counsel
Instruction and advice
Group Companies
Report and consultation
Officer Responsible for Compliance in Each Group Company
Employees of Each Group Company
Employees

* A broken line means a route of report and consultation.

Framework for Stronger Group Compliance

In April 2002, Marubeni established a Compliance Committee that is under the direct supervision of the president as a step toward building a Group-wide compliance framework. In parallel, Marubeni has put in place an effective compliance structure in every business division, including related Group companies, led by compliance officers appointed in each division. The aim is to conduct compliance activities that accurately reflect differences between various business areas and industries.

Marubeni views strengthening the Group's compliance framework as one of its highest priorities. Every year, the chair of the Compliance Committee visits major Group companies to be briefed on the status of compliance activities, as well as to hold discussions with Group employees, which aim to encourage a shared understanding of the importance of compliance.

Marubeni works to convey the importance of compliance throughout its organization. In April 2006, Marubeni prepared a third edition of its compliance manual, which was updated to reflect recent legal changes and social trends. Copies of this updated manual were distributed to all Group officers and employees. Every Group officer and employee has pledged to read and understand the contents of the manual and to observe the tenets and principles therein.



e-learning training screen

Issues to Be Addressed

Above all, constant, daily efforts are crucial to ensuring compliance. A compliance mindset has been instilled in Group officers and employees through activities conducted over the past four years. Since it is vital for all officers and employees to constantly remind themselves of compliance requirements, Marubeni introduced an e-learning-based compliance training program in 2005. Almost all officers and employees at Marubeni Corporation have finished the training program. Marubeni is currently offering the training program to temporary staff, as well as officers and employees of Group companies. In addition, Marubeni is pouring energy into fostering an open corporate culture. For example, in order to reinforce its reporting system so that problems are reported immediately to the Compliance Committee, Marubeni has recently made sure that a female attorney is available to be consulted on the "Door of Courage" compliance reporting and consultation hotline, which is managed by independent external counsel and the Compliance Committee. Moving forward, Marubeni will further entrench compliance thinking Group-wide in order to bolster the Marubeni Group's reputation as a "credibility-oriented, reliable business group."

Our Commitment to Global Environmental Preservation

Environmental issues have emerged as a global concern since the late 1980s. And since the beginning of the 21st century, conducting business operations with consideration for the environment has been increasingly vital for corporations to attain a society where sustainable development is possible and global environmental preservation is fulfilled.

Marubeni recognizes the responsibility that all people and enterprises on Earth today have to protect our natural environment. Based on this awareness, the Group established the Committee on Global Environmental Preservation and formulated the Marubeni Group's Environmental Policy to promptly address environmental issues.



Wood biomass ethanol (bio-ethanol) plant



WORLD-WIDE CERTIFICATE OF APPROVAL

Marubeni Group
Marubeni Corporation
Tokyo Head Office : Chiyoda-ku, Tokyo
Osaka Head Office : Chuo-ku, Osaka
Japan

ISO 14001:2004, JIS Q 14001:2004

ISO 14001 certificate



Wind-power generation project in Gangwon, Korea

An increasing attention towards environmental issues can be seen worldwide, as more and more people recognize these issues as one of the most serious threats to human survival. As a trading company involved in a range of different business operations, Marubeni has promoted Group-wide measures that target environmental concerns. In 1990, Marubeni established the Committee on Global Environmental Preservation; in 1991, it formulated an environmental guideline; and in 1998, it upgraded this guideline to create the Marubeni Group's Environmental Policy.

Based on the Basic Principle of the Marubeni Group's Environmental Policy, the "Marubeni Group, aware of its responsibility as a good corporate citizen will do its utmost to preserve the environmental well-being of the Earth, while striving for the harmony and prosperity of human society." With this commitment in mind, all Marubeni employees work to address environmental problems in the hope of ushering in a society where global environmental preservation can be fulfilled.

Marubeni has adopted an Environmental Management System based on the internationally recognized ISO 14001 standard. This system ensures that Group employees around the world share the Marubeni Group's Environmental Policy, and it also serves as a tool for handling environmental issues. All divisions of the Marubeni Head Office acquired ISO 14001 certification in August 1999, followed soon after by branch companies and offices, overseas subsidiaries, and operating companies. As of March 31, 2006, 54 organizations within the Marubeni Group have received certification, as business continues to be conducted with consideration for the natural environment.

The Marubeni Group is also active in the environmental business field, drawing inspiration from its Environmental Policy. Examples include wind power generation, paper recycling, reuse and recycling of company uniforms, and a bio-ethanol business from waste wood. Marubeni is also actively promoting CO_2 emissions trading, joint implementation, and the Clean Development Mechanism (CDM), which collectively make up the Kyoto Mechanism.

Marubeni also recognizes the importance of cooperating with different groups working to tackle environmental problems. Since the March 2005 fiscal year, Marubeni has supported the World Wildlife Fund (WWF). In the fiscal year ended March 31, 2006, Marubeni co-sponsored a seminar aimed at increasing awareness in global warming prevention; it also assisted in the creation of a guide for identifying wood banned for export and import under the Washington Convention.

Details of Marubeni's environmental programs can be found in the Marubeni CSR Report and on its website. Going forward, Marubeni aims to use these and a host of other tools and opportunities to provide fair and accurate disclosure of such information within and outside of the Group, with a view to gaining the understanding of all stakeholders with regard to its activities in this area.

Corporate Citizenship

The Marubeni Group views social contribution activities as a key aspect of its corporate social responsibility. In addition to regular activities in this area, Marubeni continues to develop a range of enjoyable and socially beneficial events and programs that emphasize employee participation.

In addition to these activities, 31 years ago Marubeni established a social welfare institution called the Marubeni Foundation. Over the years, the foundation has provided a total of ¥3.1 billion in assistance to social welfare causes in Japan. Marubeni has also created scholarship funds in countries such as the Philippines, Vietnam, Indonesia and Brazil. As these examples illustrate, the Marubeni Group is committed to making an ever broader and robust contribution to society at large.



In March 2005, Marubeni established the Volunteer Promotion Team as part of the General Affairs Department. This group is responsible for organizing and managing volunteer programs open to all employees and for promoting an atmosphere that encourages participation in such activities. A wide variety of enjoyable and fulfilling programs have been created to date.

Shrine carrying at Kanda Festival (May 2005)
Many Marubeni Group employees participated in the carrying of the portable shrine (o-mikoshi) through the streets, which is the highlight of the local Kanda Festival. This kind of activity not only contributes to the local community but also helps to pass on important cultural traditions.

International exchange camp (July 2005)
Marubeni organized a special camp for exchange students and their families on the shores of Lake Hakone. A number of volunteers from the Marubeni Group took part in the camp, which proved a great success. It featured a barbecue and campfire gathering as well as other activities designed to promote international understanding.

Other programs
Various volunteer programs were organized during the year. Examples included participation by Marubeni Group employees in the Arakawa Clean Aid 2005 program to beautify the Arakawa river and surrounding areas and a charity bazaar held at Tokyo International Forum to raise funds for social and community programs.
Going forward, we will continue to plan new volunteer programs that welcome the participation of employees throughout the Marubeni Group, with the aim of encouraging more people to take part in each program.

The Marubeni Foundation
Established through funding by Marubeni 31 years ago, the Marubeni Foundation has been committed to the field of social welfare in Japan since 1975. Each year, the foundation donates a total of ¥100 million in assistance to social welfare institutions and organizations nationwide. The foundation specializes in providing funding in areas where government funding is difficult to obtain. Examples include the purchase of vehicles used to transport disabled people or goods produced by charitable organizations, funds to repair aging facilities, and the installation of new production machinery that can lead to higher wages for disabled workers producing charitable goods. For this reason, the Marubeni Foundation has earned an outstanding reputation among those involved in Japan's social welfare scene.

Overseas Scholarship Funds
Since 1989, Marubeni has established a total of ¥1.35 million in scholarship funds in the Philippines, Vietnam, Indonesia and Brazil. Scholarships typically go to pupils from families that need their children to work, and so could not otherwise attend school, as well educational assistance for obtaining vocational skills. But these scholarships are not only for students. Teachers, those responsible for educating the next generation of citizens, are also eligible to receive funds. Marubeni is thus making cultural contributions to developing countries that will eventually lead them to a brighter, more economically sound future.

Directors, Corporate Auditors and Corporate Vice Presidents

MEMBERS OF THE BOARD

Chairman
Tohru Tsuji

President and CEO
Nobuo Katsumata

Senior Executive Vice President
Kazuhiko Sakamoto
Advisor to the President for Development & Construction Div., Finance, Logistics & New Business Div., Iron & Steel Strategies and Coordination Dept. and Business Incubation Dept.

Corporate Executive Vice Presidents
Akira Matsuda
Executive Corporate Officer, Corporate Communications Dept., and Corporate Planning & Coordination Dept.; Chairman of Investment and Credit Committee; Chairman of "G" PLAN Steering Committee; Executive Corporate Officer, Corporate Social Responsibility

Kazuo Ogawa
Executive Corporate Officer, Regional Strategy & Coordination Dept., and Research Institute; Advisor to the President for Agri-Marine Products Div., and Textile Div.

Ko Mori
Advisor to the President for Forest Products & General Merchandise Div. and Chemicals Div.

Teruo Asada
CIO; Executive Corporate Officer, Information Strategy Dept., Corporate Accounting Dept., Finance Dept.; Advisor to the President for Information & Communication Div.; Vice Chairman of Investment and Credit Committee; Executive Corporate Officer, Investor Relations

Corporate Senior Vice Presidents
Mamoru Sekiyama
Advisor to the President for Transportation & Industrial Machinery Div., Power Projects Div., and Plant, Ship & Infrastructure Projects Div.

Koichi Mochizuki
Advisor to the President for Energy Div., and Metals & Mineral Resources Div.

Masaru Funai
Executive Corporate Officer, General Affairs Dept., Human Resources Dept., Risk Management Dept., and Legal Dept.; Vice Chairman of Investment and Credit Committee; Chairman of Compliance Committee; Chairman of Customs Clearance Supervising Committee; Chairman of Security Export Control Committee

Members of the Board
Masao Fujii
Takaji Kunimatsu

CORPORATE AUDITORS

Yuji Kato
Susumu Watanabe
Kazuto Baba
Osamu Kita

CORPORATE VICE PRESIDENTS

Corporate Executive Vice Presidents
Makoto Isogai
General Manager for China; President, Marubeni China Co., Ltd.

Tomoyuki Nakayama
General Manager for Europe; Managing Director and CEO, Marubeni Europe P.L.C.

Michio Kuwahara
General Manager for the Americas; President and CEO, Marubeni America Corporation

Corporate Senior Vice Presidents
Fumihiko Wada
Senior Corporate Officer, Regional Strategy & Coordination Dept.; Chairman of Committee on Global Environmental Preservation; Chairman of Environmental Business Promotion Committee

Makoto Itoh
Chief Operating Officer, Textile Div.

Toru Nishimi
Chief Operating Officer, Finance, Logistics & New Business Div.; Executive Corporate Officer, Iron & Steel Strategies and Coordination Dept., and Business Incubation Dept.

Tetsuro Sakamoto
Chief Operating Officer, Agri-Marine Products Div.

Norihiro Shimizu
Chief Operating Officer, Development & Construction Div.

Corporate Vice Presidents
Masanori Sasaki
General Manager, Audit Dept.

Satoshi Adachi
Senior Operating Officer, Textile Div.; Executive Corporate Officer for Kansai

Yoshinori Kusagaya
General Manager, Nagoya Branch

Michihiko Ota
Chief Operating Officer, Transportation & Industrial Machinery Div.

Fumiya Kokubu
Chief Operating Officer, Energy Div.

Hideyuki Yasue
General Manager, Legal Dept.

Toshinori Umezawa
Chief Operating Officer, Forest Products & General Merchandise Div.

Hisashi Sunaoshi
General Manager for ASEAN, President, Marubeni Singapore Pte. Ltd., General Manager, Singapore Branch

Takafumi Sakishima
Chief Operating Officer, Plant, Ship & Infrastructure Projects Div.

Kenichi Hatta
Chief Operating Officer, Chemicals Div.

Shinji Kawai
Chief Operating Officer, Metals & Mineral Resources Div.

Shigemasa Sonobe
Chief Operating Officer, Information & Communication Div.

Shigeru Yamazoe
Chief Operating Officer, Power Projects Div.

(As of June 23, 2006)

AT A GLANCE

Segment	Segment Trading Transactions as Percentage of Total	Segment Assets as Percentage of Total	Main Products and Services

Agri-Marine Products


11.4%


9.5%

- The division is involved in the production and sale of food and food products of many kinds, including grains and other agricultural produce, marine produce, livestock, oils and fats, processed foods, beverages and related ingredients, and livestock feed and fodder; Marubeni also supplies related services. Utilizing its global network, the division procures products matched to customer needs and ensures stable supplies through the construction of in-house supply chains twinned with efficient logistics operations.

Textile


4.1%


2.8%

- The division provides a broad range of goods and services directed at the consumer. Besides fiber, yarn, textiles, fashion items and non-apparel consumer items, including but not limited to home furnishings and other related textile items, the division also markets a wide variety of specialty industrial materials. Leveraging Marubeni's global network and production resources, the division uses its far reaching procurement capabilities for both its upstream and midstream channels to act as a comprehensive wholesaler. By utilizing its fully integrated supply chain which can range from product design to logistics, the division seeks to expand its role in the consumer markets.

Forest Products & General Merchandise


9.3%


11.3%

- In pulp and paper, the division has developed business and trading operations that span all sectors. Besides trading upstream products such as wood chips, pulp and wastepaper as well as downstream items such as paper and paperboard, Marubeni has also built an extensive value chain that encompasses afforestation projects and the manufacture of pulp, paper and paperboard, and the collection of wastepaper.
- In general merchandise, the division handles a wide range of products, including natural rubber; rubber products, such as tires; leather; footwear; fitness equipment and other sporting goods; timber, plywood and cement.

Chemicals


9.0%


4.0%

- This division handles a diverse range of products, from basic petrochemicals (such as olefins and synthetic fiber intermediates) and their derivatives (including vinyl alkali products and plastics) to salt, sulfur and other inorganic chemicals, specialty chemicals, electronic materials such as LCD-related products, and agrochemicals. Marubeni's aim in this sector is to develop operations that balance business investments with trading, focusing primarily on the vast and strategically important market of East Asia, including China. The Middle East and South Asia are other priority regions for petrochemicals operations.

Energy


25.2%


13.2%

- Exploration and production (E&P) of energy resources
- Trading, marketing and retail businesses involving petroleum products, natural gas, LNG, equipment for nuclear power plants and other fields
- Provision of various services pertaining to the nuclear fuel cycle

Metals & Mineral Resources


8.4%


5.8%

- Overseas metals and mineral resources development, including aluminum smelting and the development of mines for coal, non-ferrous metals and raw materials used in steel production
- Sale of raw materials for steel production (iron ore, coal, coke, anthracite, ferro alloys, steel scrap); thermal coal for power utility companies and general industries; non-ferrous metals, such as copper, zinc and aluminum; and precious metals
- Manufacture and sale of non-ferrous metal products and electronic materials
- Recycling businesses, including automobile recycling and exports of coal ash

Notes: 1. Segment performance throughout this report is based on business results for the year ended March 31, 2006. Information regarding business lines, products and services is as of April 2006.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.

2006 Results	Highlights
Total volume of trading transactions: ¥990,810 million **Gross trading profit:** ¥69,323 million **Operating income:** ¥12,066 million **Segment net income:** ¥5,790 million **Segment assets:** ¥433,782 million	●The division is spearheading efforts by Marubeni to sponsor the rehabilitation of leading Japanese retailer Daiei using companywide cross-functional teams. ●Under a comprehensive partnership with leading European grain trader Agrenco Group, Marubeni took an equity stake in Terlogs Terminal Maritimo Ltda., a Brazil-based Agrenco Group subsidiary that supplies port services. By reinforcing access to high-quality grain supplies, this move bolsters Marubeni's trading strategy to supply cereals to markets across Asia. ●Marubeni posted the largest transaction volumes among Japanese trading companies with wheat and corn, and was also one of Japan's top-ranking traders of rice, soybeans and coffee beans during the year under review.
Total volume of trading transactions: ¥358,187 million **Gross trading profit:** ¥26,366 million **Operating income:** ¥3,913 million **Segment net loss:** ¥1,622 million **Segment assets:** ¥130,461 million	●The division established two apparel joint ventures based in Shanghai to expand Marubeni's apparel sales in the Chinese market. The two newly formed companies are Shanghai OPA Fashion Trading Co., Ltd. created with a Hong Kong-based company, and Shanghai Marushima Fashion Trading Co., Ltd., a venture with a local Chinese firm. ●The division also established Qingdao Jifa Huahong Knitting Co., Ltd., a joint venture in China's Shandong Province with the Qingdao Jifa Group, China's largest manufacturer of knit underwear. The new company will manufacture knit underwear for sale to the Japanese market. Shipments are due to commence in the second half of the fiscal year ending March 31, 2007, providing a boost to trading volumes and revenues.
Total volume of trading transactions: ¥808,209 million **Gross trading profit:** ¥48,109 million **Operating income:** ¥16,627 million **Segment net income:** ¥359 million **Segment assets:** ¥519,785 million	●In June 2005, Marubeni established Shanghai Marubeni Paper Sales Co., Ltd., a Shanghai-based joint venture with Shanghai T&L Enterprises Co., Ltd. to undertake processing and sales of paper and paperboard. ●In March 2006, Marubeni acquired Mecca Corporation, a Japanese firm engaged in the import and sale of fitness equipment and medical sporting goods. ●In Indonesia, Marubeni expanded its interests in the upstream pulp and paper materials sector by acquiring control of P.T. Musi Hutan Persada, a firm engaged in afforestation projects and sales of plantation lumber, as well as the pulp production and sales operations of P.T. Tanjungenim Lestari Pulp & Paper (annual pulp output: 450,000 metric tons).
Total volume of trading transactions: ¥782,016 million **Gross trading profit:** ¥29,605 million **Operating income:** ¥6,993 million **Segment net income:** ¥3,738 million **Segment assets:** ¥181,919 million	●Marubeni maintained its position as a leading international trader of petrochemical feedstocks such as ethylene, propylene, butadiene and other olefins, with annual transaction volumes of around 800,000 metric tons. The division aims to retain its top-ranking position in this sector and drive future expansion. ●Marubeni agreed to a joint feasibility study for the construction of a chemical-grade alumina plant in the Tayan district of West Kalimantan Province in Indonesia. The partners for this project are Showa Denko K.K. of Japan, P.T. Antam Tbk of Indonesia and Straits Trading Amalgamated Resources Pte. Ltd. of Singapore.
Total volume of trading transactions: ¥2,191,672 million **Gross trading profit:** ¥71,478 million **Operating income:** ¥45,076 million **Segment net income:** ¥26,654 million **Segment assets:** ¥603,758 million	●The division's crude oil and gas production operations overseas continued to perform favorably in such regions as the U.K., U.S., India, and Qatar, as did its ongoing LNG Project. The division took initiatives to further expand its earnings base, including acquiring interests in oil and gas assets in the U.S. Gulf of Mexico, and deciding to participate in an LNG project in Equatorial Guinea. In Russia, it is set to launch crude oil exports from the Sakhalin I Project, following the start of full-scale production in 2006. ●The division's joint venture with local Chinese partners for the sale of imported LPG in China maintained its leading share, once again accounting for more than 20% of China's imported LPG market in 2005. ●In petroleum trading, the division saw brisk performance. Particularly in petrochemical feedstock trading, the division handled approximately 25% of Japan's naphtha imports and played an important role in related industries.
Total volume of trading transactions: ¥731,991 million **Gross trading profit:** ¥24,392 million **Operating income:** ¥15,167 million **Segment net income:** ¥16,137 million **Segment assets:** ¥265,141 million	●Amid escalating copper prices, the Los Pelambres copper mine in Chile contributed substantially to earnings, operating at a full capacity of 900,000 metric tons per year. ●Amid steep increases in coal prices, Hail Creek and other coal mining investments in Australia posted significantly higher earnings. ●The addition of a new production line at the Alouette aluminum smelter in Canada, in which Marubeni owns a stake, was completed, and an opening ceremony was held in September 2005. Due to this expansion, Marubeni's annual equity metal from the smelter has increased from 16,000 to 37,000 metric tons. ●In the electronic materials sector, Shenzhen KTM Glass Substrates Co., Ltd., a Chinese joint venture established with Toyo Kohan Co., Ltd. of Japan and Shenzhen Kaifa Magnetic Recording Co., Ltd. of China to produce glass substrates for hard disk drives, began mass production (of 400,000 disks per month) in November 2005.

Segment | Segment Trading Transactions as Percentage of Total | Segment Assets as Percentage of Total | Main Products and Services

Transportation & Industrial Machinery



8.0% | 6.3%

- The division handles a wide range of transportation vehicles and manufacturing machinery, including aircraft, aero engines, helicopters, defense systems, passenger automobiles, trucks, construction and mining machinery, agricultural machinery, automobile production machinery, precision machine tools, paper-and-pulp machinery, printing machinery, food packaging machinery, chemical-related machinery, DVD production machinery, visual inspection machinery, and alternative energy-related systems.
- The division's main business model is based on commodity trading, including overseas wholesale and retail operations as well as exports of machinery units. The division also offers a broad range of services including investment, sales financing, leasing, trade brokerage, support to overseas expansion and project solutions including engineering services.

Power Projects



2.8% | 8.8%

- Construction and supply of power stations, transmission lines and sub-stations for overseas power projects
- Investment, development and operation of power-related businesses, with emphasis on power generation businesses, including water/power plants and co-generation systems
- Retail power sales in Japan
- Wind power generation business, fuel cell sales, and commercialization of other clean technologies and related business investments
- Export of telecommunications, broadcasting and information-related systems, third-country transactions involving such systems, and related business investments

Plant, Ship & Infrastructure Projects



8.2% | 6.0%

- Full-line services for plant projects in the oil and gas, petrochemicals, metal resources, steel and environment sectors—from engineering , procurement and construction (EPC) services to total coordination covering project development, financing, logistics, operation and maintenance
- Promotion of emissions trading business
- Development and operation and maintenance of water supply and sewerage systems projects with equity participation.
- EPC services for transport projects such as railways and airports, and environment infrastructure projects covering water and sewerage systems and waste management
- Sales of new and used marine vessels and maritime machinery, and charter shipping business (for brokerage operations and own fleet management)
- Import, export and sales in Japan of textile machinery and related equipment

Information & Communication



2.6% | 2.5%

- Telecommunications businesses, such as optical fiber network service operations and enterprise communications services linking business sites using these networks
- Consulting and construction of enterprise IT systems, as well as provision of IT-based manufacturing support solutions
- Planning, development and sale of wireless IC tag solutions and related equipment
- Wholesale operations for PCs and related peripherals, electronic components and software; sale and wholesaling of mobile communication-related products
- CS satellite broadcasting and other operations

Development & Construction



1.9% | 6.5%

- Property development, primarily focused on "Grand-Suite"-branded condominium projects in greater metropolitan Tokyo and Osaka
- Quality housing development projects in China and other overseas markets using expertise acquired in Japan
- Rental and subleasing of commercial property in Japan and brokerage, development and management of assets and property owned, or to be owned, by private real estate funds and investment trusts

Finance, Logistics & New Business



0.3% | 2.1%

- Funds and financing service business
- Trading and dealing in financial products
- Forwarding business, third-party logistics (3PL) and logistics consulting businesses, and container terminal business
- Insurance agency and brokerage
- Temporary staffing service, consulting business for Japanese firms operating in China
- Health and nursing care service businesses

Notes: 1. Segment performance throughout this report is based on business results for the year ended March 31, 2006. Information regarding business lines, products and services is as of April 2006.
2. The total volume of trading transactions is calculated according to generally accepted accounting principles in Japan. This figure includes the total amount of transactions in which Marubeni and its consolidated subsidiaries acted in the capacity of selling contractor or agent.
3. Due to machinery division realignment, the above figures are for reference only.

2006 Results	Highlights
Total volume of trading transactions: ¥697,500 million **Gross trading profit:** ¥58,129 million **Operating income:** ¥15,327 million **Segment net income:** ¥7,599 million **Segment assets:** ¥289,900 million	●The division delivered the second Gulfstream G-V search and rescue aircraft to Japan Coast Guard and the first EH101 large European mine-sweeping transport helicopter to Japan Maritime Self-Defense Force. ●Overseas retail and wholesale of automobiles expanded to 87,000 units. In the U.K., the division acquired five car-dealerships, including Toyota & Lexus. ●The division invested to a sales financing firm for construction machinery in Indonesia and an agricultural machinery distributor in South Korea. ●The division won orders of laminating machinery to chemical plants, large gravure presses to printing facilities and biomass-boiler-and-electric-power co-generators to papermaking plants in Japan.
Total volume of trading transactions: ¥247,200 million **Gross trading profit:** ¥24,093 million **Operating income:** ¥7,248 million **Segment net income:** ¥5,786 million **Segment assets:** ¥405,400 million	● Marubeni and Siemens AG of Germany jointly won an order from the Electricity Generating Authority of Thailand for the Songkhla combined cycle power plant project. ● Marubeni and Dongfang Electric Corporation, a leading Chinese heavy machinery maker, jointly secured an order for a large coal-fired thermal power plant project in Vietnam. ● Marubeni and General Electric Company of the U.S. were jointly awarded an order for Brunei's first Tutong combined cycle power plant. ● In Saudi Arabia, the division acquired contractual rights to supply power, water and steam to one of the world's largest oil refining and petrochemical complexes. ● The division gained technical certification from the Japan Institute of Wastewater Engineering Technology for molten carbonate fuel cells produced by U.S.-based FuelCell Energy, Inc., for which Marubeni owns exclusive sales rights in Japan. ● In South Africa, Marubeni won an order for an emergency back-up system for the National ID card project from the country's Department of Home Affairs, and completed delivery.
Total volume of trading transactions: ¥711,900 million **Gross trading profit:** ¥16,825 million **Operating income:** ¥2,045 million **Segment net income:** 2,554 million **Segment assets:** ¥274,500 million	●Entered into the contract for a large-scale oil refinery plant in Vietnam, and contract for a hot-rolled steel mill in Turkey and a large-scale cement plant in Saudi Arabia ●Started to develop an emissions credit trading business in China involving a large-scale fluorocarbon recovery and decomposition project ●Made a full turn-key contract for a driverless passenger monorail system in Dubai, UAE to transport passengers to the resort island of Palm Jumeirah, and a contract for an urban railway system with rolling stock facilities in Taiwan linking the city of Taipei to Chiang Kai-Shek International Airport ●Concluded an agreement to acquire an 80% stake in German water utility company Berlinwasser International AG ●Completed construction of a bulk carrier for Greek firm Metrostar Management Corporation
Total volume of trading transactions: ¥226,400 million **Gross trading profit:** ¥26,495 million **Operating income:** ¥266 million **Segment net income:** ¥320 million **Segment assets:** ¥114,500 million	●Sales revenues from corporate IP network services provided by Global Solution KK posted solid growth, while the Vectant Group recorded its first full year of profit. ●In Japan, Mighty Card Corporation received a major order for a UHF-band IC tag system from Yodobashi Camera Co., Ltd., Japan's first major retailer to approve the full deployment of such a system. The company also began developing a business model to rationalize logistics, as well as store management and operations using UHF-band IC tags in conjunction with TOKYO-SHIRT CO., LTD. ●Marubeni Solutions Corporation's "3D printer," which has won recognition in the automobile industry and other manufacturing sectors, is starting to find new applications in the medical field. ●As of March 2006, the number of CATV stations offering the Mystery Channel, Inc. had reached roughly 170, doubling in just one year amid the ongoing proliferation of multi-channel, digital cable TV services in Japan.
Total volume of trading transactions: ¥163,285 million **Gross trading profit:** ¥27,643 million **Operating income:** ¥11,878 million **Segment net income:** ¥1,119 million **Segment assets:** ¥299,669 million	●Sales of domestic condominium complexes remained strong. In greater metropolitan Tokyo, sales were particularly brisk of condominium complexes located at convenient central locations and a large-scale condominium project located in the well-known Makuhari Bay Town area of Chiba (a city east of Tokyo). Sales were also firm for two high-rise condominium complexes located in the heart of Osaka. ●In Shanghai, China, the division commenced sales of detached houses at the KIRIN Garden residential development project and began construction of our fourth major development in the city—a 1,100-unit condominium project (Lu Ming Garden). ●The scale of assets owned by United Urban Investment Corporation (UUIC) continues to expand each year. UUIC was formed by Japan REIT Advisors Co., Ltd., a firm in which Marubeni first took a stake in fiscal 2003. In fiscal 2005, Marubeni created a new type of property fund focused on the establishment of small- and medium-sized commercial complexes.
Total volume of trading transactions: ¥25,768 million **Gross trading profit:** ¥7,064 million **Operating loss:** ¥134 million **Segment net income:** ¥3,971 million **Segment assets:** ¥97,031 million	●In finance, the division realized gains on the sale of several portfolio companies in MBI and Synergy funds. The division also leveraged MBI funds to invest in Kanebo, Ltd., with a view to raising that firm's corporate value. ●In logistics, the division reached an agreement with Isewan Terminal Service Co., Ltd. to establish a logistics joint venture in Guangzhou, China, with preparations under way for the start of full-scale operations. ●In insurance, the division continues to expand its operating base, with Marubeni Corporation and Marubeni Safenet Co., Ltd. acquiring the commercial rights to insurance for corporate groups listed on the First Section of the Tokyo Stock Exchange.

Agri-Marine Products Division

The year was marked by growing concerns among Japanese consumers over the safety of food supplies associated with the outbreak a couple of years earlier of bovine spongiform encephalopathy (BSE) in U.S. beef cattle and the escalating risks posed by avian influenza. In a bid to allay consumer concerns about food safety and build trust, we have responded by investing more heavily in compliance programs designed to establish traceability within food supply chains. Our aim is to establish mechanisms to feed back information from downstream functions to midstream and upstream operations so that we can develop products that meet customer needs while ensuring the safety and reliability of foodstuffs that we supply.



Tetsuro Sakamoto
Corporate Senior Vice President, COO

Division Strategies and Strengths

Marubeni has traditionally maintained a strong presence in grain trading. Turnover in wheat and corn was again the highest of any general trading company during the year under review. Marubeni's record in soybean trading also ranks it near the top in this area. The division's internal procurement function includes Columbia Grain International, Inc. (CGII), one of the leading grain procurement and export bases on the U.S. West Coast. In response to growing grain demand in Asian markets, Marubeni augmented grain supply capabilities during the year under review through a comprehensive business partnership with European grain trader Agrenco Group, primarily focused on expanding cooperation in the export of cereals from Brazil and other South American countries. As part of this agreement, Marubeni acquired an equity stake in Terlogs Terminal Maritimo Ltda. (Terlogs), a subsidiary of the Agrenco Group that runs grain export terminals in Brazil. Other strategic alliances include an agreement with U.S. cereals major Archer Daniels Midland Company (ADM). Marubeni and ADM have established a charter shipping joint venture to operate grain bulk carriers. The division continues to work to bolster its strategy for supplying grains to Japan and other markets in Asia.

Japan's markets for food products have become steadily more consumer-oriented as the country's socioeconomic structure has matured. Marubeni has positioned food retail distribution as a priority investment field. As part of this strategy, Marubeni has initiated a business alliance with Hasegawa Co., Ltd., a Japanese confectionery wholesaler. The alliance with this long-established firm based in the Kanto region promises to strengthen the division's presence in confectionery distribution, an area in which Marubeni specializes. The division is also looking at related initiatives to expand the business activities of Marubeni Group firms in this sector.

Marubeni has been actively sponsoring the rehabilitation of The Daiei, Inc. (Daiei) since March 2005, with various ongoing companywide initiatives focused on boosting that firm's corporate value. The division aims to assess consumer requirements via retail distribution and then connect such needs through upstream and midstream operations to the extensive product development and procurement capabilities provided by Marubeni's global network. Through such value chains, the division plans to realize stable supplies by utilizing efficient distribution systems and information networks.

Business Topics


foodium
foodium Sangenjaya (Setagaya Ward, Tokyo)

Support for Rehabilitation of Daiei

Supermarket giant Daiei has focused on strengthening its core presence in food retailing while expanding by opening new stores. In December 2005, the company opened the inaugural store in Sangenjaya, Tokyo of a new "foodium" retail format that aims to combine the easy accessibility of a convenience store with the wide selection of foods more characteristic of a supermarket. Marubeni continues to provide support in a broad range of field for Daiei's rehabilitation process.


Terlogs' Sao Francisco do Sul terminal (Santa Catarina, Brazil)

Comprehensive business alliance with Agrenco Group

Production and export volumes of soybeans and other grains from South America have increased sharply in recent years. Marubeni has concluded a wide-ranging business alliance with Agrenco Group, a leading European grain trader, under which Marubeni acquired a stake in Terlogs, a Brazil-based Agrenco Group subsidiary involved in port terminal operations. By reinforcing access to high-quality grain supplies, this move will bolster Marubeni's trading strategy to supply cereals to Asian markets.


Columbia Grain International, Inc. (Montana, USA)

Top trading position in wheat and corn

Marubeni procures stable supplies of grains using a global network that includes CGII, one of the leading grain procurement and export bases on the U.S. West Coast. The division significantly expanded trading volumes for grains in the year ended March 31, 2006, setting a new record for wheat. For the same period, Marubeni was also the top trading company in terms of share of imports for corn, as well as a leading trader of soybeans.

Segment Assets
(At March 31)
Millions of yen


417,735
398,517
433,782
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


6,957
1,169
5,790
'04
'05
'06

Agri-Marine Products Division

- Daiei Project Department
- Cereals & Sugar Unit
- Grain & Feedstuff Unit
- Oilseeds, Fats & Oils Unit
- Beverage Unit
- Foods Merchandising Unit
- Foods Marketing Project Unit
- Farm Products Unit
- Meat Unit
- Seafood Unit
- Osaka Foodstuff Unit

Textile Division

Crafting new business models spanning the entire consumer products sector

The division has constructed an integrated value chain spanning upstream and downstream operations. Building on this, we shall continue to expand our trading operations across the entire consumer products sector, including non-apparel products that complement our traditional businesses such as textiles and apparel. We look to also gain greater access in the consumer markets through business expansion in downstream fields. Through these and other steps, we expect to increase earnings from a diverse array of services encompassing brands, retail support, logistics, consumer lifestyles and business solutions.



Makoto Itoh
Corporate Senior Vice President, COO

Division Strategies and Strengths

The overall size of the consumer market in Japan for goods and services will contract as its population declines. To temper this trend and for Marubeni to remain a marketplace leader, the textile division aims to create added value goods and services. We will continually monitor the consumers' ever changing tastes and preferences by keeping a watchful eye on all aspects of the product, from materials through to production. Accordingly, Marubeni aims to strengthen its supply chain by improving on its information, distribution, product planning and product development skills to enhance its integrated wholesale function.

Execution of downstream strategy

The division continues to build its marketing operations for consumer brands in Japan. Marubeni is presently engaged in the design and marketing of the French sports casual brand, Lacoste, sold in department stores and specialty retail outlets. Marubeni also markets luggage from the long-established U.K. company GLOBE-TROTTER, currently operates two stores in Tokyo, as well as newly opened store in Osaka. The division aims to expand and enhance its development capabilities in downstream businesses by accumulating expertise in retail operations and by directly assessing market trends.

Accelerated expansion into overseas markets

To construct a more streamlined division, we decided to merge Passport Fashion Co., Ltd. (based in Hong Kong and Vietnam) with Marubeni Textile Asia Ltd. (MTA) to form a new company, Marubeni Textile Asia Pacific Ltd. This company will oversee the procurement of raw materials through to finished products in China and the rest of the Far East. The division also expanded its production capabilities in China for both apparel and non-apparel sectors. One example of this is the creation of SPM Automotive Textile Co., Ltd., a Guangzhou-based joint venture with Suminoe Textile Co., Ltd., specializing in the manufacture and sale of automobile interior materials. Another is the creation of Qingdao Jifa Huahong Knitting Co., Ltd., a venture in knit underwear with the Qingdao Jifa Group.

Additionally, the division established two Shanghai-based apparel joint ventures to expand Marubeni's involvement in apparel sales in China. Shanghai OPA Fashion Trading Co., Ltd. was created in collaboration with a Hong Kong-based company, and Shanghai Marushima Fashion Trading Co., Ltd. is a venture with a local Chinese firm. Separately, the division is focusing on expanding sales of acrylic fiber in China manufactured by Ningbo Rayon Acrylic Fibers Co., Ltd., a joint venture established with Mitsubishi Rayon Co., Ltd. and other partners.

In other developments, the division is focusing on expanding exports of garments from East Asia to Europe and to the U.S. following the elimination of import quotas.

Business Topics



Established Chinese knit underwear plant

Together with the Qingdao Jifa Group, China's largest manufacturer of knit underwear, Marubeni has established Qingdao Jifa Huahong Knitting Co., Ltd., a joint venture in Shangdong Province, for manufacturing knit underwear. A result of this move is that Marubeni has established a production base for knit underwear to be marketed in Japan. Shipments are due to commence in the second half of the fiscal year ending March 31, 2007, providing a boost to trading volumes and revenues.



Established local apparel sales companies in China

Marubeni has joined with OPA International Ltd. of Hong Kong to establish Shanghai OPA Fashion Trading Co., Ltd., a joint venture for the sale of apparel in the Chinese market. Venture partner OPA International is a specialty store of private label apparel (SPA) with strengths in casual fashion brands for women. OPA International's apparel is designed, developed and produced in-house and marketed through stores in Hong Kong and Taiwan. Looking ahead, the new joint venture seeks to expand its network of stores which targets young professional women with medium-to-high disposable income and who work at foreign companies or other companies located in urban areas. Expansion plans call for the introduction of the firm's brands into department stores in Shanghai and nearby cities.



Established Chinese production and sales venture for automobile interior materials

Marubeni has established SPM Automotive Textile Co., Ltd. in the city of Guangzhou as a joint venture with Suminoe Textile Co., Ltd. to manufacture and sell materials for use in automobile interiors. Demand from Japanese automakers for local supplies of such products is expected to rise, especially in China, amid increasing moves by the Japanese auto industry to shift production overseas. By establishing a supply base in Guangzhou, a key local automobile production center, the division hopes to expand global trading transaction volumes in the automobile interior materials sector.

Segment Assets
(At March 31)
Millions of yen


127,045
119,807
130,461
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


1,753
2,612
(1,622)
'04
'05
'06

Textile Division

- Apparel Unit
- Apparel Retail Unit
- Utility Apparel Unit
- Textile Raw Material Unit
- Textiles & Apparel Unit
- Industrial Material & Interior Furnishings Unit

Forest Products & General Merchandise Division

The division is involved in a broad array of business fields that includes pulp and paper, building materials, rubber products, and footwear. In each field, we boast the top trading volume share among Japanese general trading companies. During the fiscal year ended March 31, 2006, we completed our exit from the Leisure Business, a long outstanding problem for the division, and are now ready to assume a more aggressive posture. Through aggressive investment under the "G" PLAN, we intend to further strengthen our value chain from upstream to downstream areas. We particularly plan to focus on the upstream area of paper resources, as well as on China and other Asian markets.



Toshinori Umezawa
Corporate Vice President, COO

Division Strategies and Strengths

Pulp and paper: The pulp and paper industry has a cycle where raw materials like wood chips, pulp and wastepaper are processed into paper or paperboard and collected as wastepaper for recycling. In this field, the Marubeni Group has a competitive edge grounded on the seamless integration of business and trading operations at every stage of the cycle.

Marubeni is the market leader in Japan in the trading of all pulp and paper products, ranging from wood chips and pulp to paper for both printing and industrial applications. The division has various operating companies engaged in afforestation projects, pulp production, paper manufacturing, sales of paper products and wastepaper collection. Furthermore, Marubeni is developing global trading capabilities in the pulp and paper fields through sales companies in North America, Europe and China.

Marubeni is the only Sogo Shosha (trading company) fully engaged in the printing paper field, with a unique sales strategy underpinned by its three different supply sources: major domestic paper manufacturers, imported paper, and paper manufacturers from the Marubeni Group. The division also operates its own network of sales agents, a logistics company and an online sales company. The unparalleled initiative in handling printing paper is a key element of Marubeni's comprehensive capabilities spanning all aspects of pulp and paper.

Going forward, the division plans to pour even more energy into the raw materials field, focusing on strengthening activities in China and other Asian markets.

General merchandise: In this field, the division handles a variety of different products, including rubber products, natural rubber, leather, footwear, fitness equipment and sporting goods, timber and plywood. The division intends to focus on commercial goods and business formats which make the best use of Marubeni's strengths and build them as top-ranking industries.

In natural rubber, Marubeni tops the domestic rankings with annual handling volumes of approximately 300,000 metric tons. The division owns two production plants in Thailand. The Marubeni Group's strength in natural rubber stems from handling products in all stages, from upstream to downstream areas. This enables the Group to use the futures market to manage the risk of spot trades while generating profits.

In footwear, the division has the upstream sourcing functions of Marubeni Footwear Resources Limited (MFR), which facilitate OEM activities at the Marubeni Head Office, as well as the downstream wholesaling functions of Marubeni Footwear Inc. (MFI). The Marubeni Group's strength in footwear stems from access to the value chain at various stages of distribution. Divisional plans call for further improvement of sourcing functions at MFR by enhancing proposal-oriented planning capabilities and upgrading materials procurement and testing capabilities.

Business Topics



Initiatives in fitness equipment

In March 2006, Marubeni acquired Mecca Corporation, a firm with exclusive sales rights in Japan to fitness equipment supplied by Cybex International, Inc. Sales of Star Trac fitness equipment, meanwhile, have steadily grown following the acquisition of exclusive sales rights in Japan by Marubeni Group subsidiary Precision Japan Ltd. in December 2004. The Japanese fitness industry—specifically comprehensive fitness centers—is enjoying remarkable growth due to growing interest in health-oriented fitness activities among both the middle-aged and seniors. Marubeni aims to become a leader in Japan's fitness equipment industry by broadening its product lineup to include equipment from Cybex and Star Trac.



Initiatives in upstream pulp and paper sector

In the fiscal year ended March 31, 2006, Marubeni acquired control of two Indonesian companies: P.T. Musi Hutan Persada, which is engaged in afforestation projects and the sale of plantation lumber, and P.T. Tanjungenim Lestari Pulp & Paper, which produces and sells pulp (annual production: 450,000 metric tons). With the Group's two pulp production sites, including Canada-based Daishowa-Marubeni International, Ltd. (annual production: 800,000 metric tons), Marubeni's strength in the pulp sector lies in the ability to capture synergies by handling pulp from other producers too. Going forward, Marubeni plans to acquire more competitive, prime sources of eco-friendly plantation timber, an area where demand continues to rise.



Koa Kogyo Co., Ltd.

Based in the city of Fuji (Shizuoka Prefecture, Japan), Koa Kogyo Co., Ltd. is a supplier of liner board, medium board, and magazine paper, with total paper production of about 550,000 metric tons per year. Using wastepaper for virtually 100% of its raw materials, the company is working to develop a closed recycling system where wastepaper, office wastes and paperboard are collected from customers and re-used and supplied as paperboard. Leveraging the logistical advantage of proximity to one of the world's largest markets for its paper products, Koa Kogyo has established a strong earnings structure based on its cost-competitive operations. The company continues to target future expansion by broadening sales of high-value-added products and by developing new products.

Segment Assets
(At March 31)
Millions of yen


315,720
317,678
519,785
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


6,253
7,520
359
'04
'05
'06

Forest Products & General Merchandise Division

- Rubber Unit
- Hide, Leather & Footwear Unit
- General Merchandise & New Products Unit
- Housing & Construction Materials Unit
- Pulp Unit
- Wood Chip Unit
- Printing & Publication Paper Unit
- Packaging Paper & Board Unit
- Osaka Pulp, Paper & Paperboard Unit
- MHP Unit
- TEL Unit

Chemicals Division

Focusing on the Middle East and South Asia

We plan to devote more resources to the Middle East and South Asia, while continuing to concentrate on China, which remains a crucial market. In petrochemical-related businesses, we aim to generate well-balanced earnings from both trading activities and business investments as quickly as possible. In East Asia, the division's largest market, the rapid emergence of new materials for electronics and related applications is a major factor driving economic growth and technical progress. Petrochemical-related businesses typically have a 10-20 year business cycle, whereas the life cycle of products in the electronic materials sector is often only a few years, spurring rapid change. I see our main challenge as staying on top of these differing business cycles while steering a steady course ahead.



Kenichi Hatta
Corporate Vice President, COO

Division Strategies and Strengths

Strong economic growth in China and high commodity prices remain a sustained tailwind for the division's activities. Marubeni will retain its business model where it ships and sells various chemical products made in the Far East and other parts of Asia in the huge Chinese market. At the same time, the division is well aware that the tailwind behind this model will not last forever.

In basic petrochemicals, Marubeni sees India as a market with major medium-term potential. India, compared with China, is not far behind in population terms but consumes considerably less ethylene, specifically two-thirds less in terms of GDP and 80% less per capita. The development in India of a Chinese-style trading economy focused on the assembly and export of value-added goods would likely stimulate import demand for various petrochemicals in the order of several million metric tons of ethylene per year. Marubeni believes that this is by no means a distant prospect. The only viable proximal supply source for this demand would be the Middle East, which possesses cheap hydrocarbons in abundance.

In contrast to the situation in China, which is gaining self-sufficiency in many key chemicals, Marubeni believes that a major new flow of petrochemicals from the Middle East to South Asia is taking shape. The division's ability to seize this opportunity will have a significant bearing on its future prospects. To this end, Marubeni plans to concentrate resources on these regions.

The division's sales companies include Marubeni Plax Corporation and Marubeni Chemix Corporation in Japan, Marubeni Information Technology (Shanghai) Co., Ltd. and Marubeni Chemicals (Shanghai) Co., Ltd. in China, and Marubeni Chemical Asia Pacific Pte. Ltd. in Singapore. Through these companies, the division supplies an enormous variety of chemical products to customers via numerous distribution channels.

Amid increasingly rapid advancement in products and technologies, particularly in East Asian markets, these Marubeni Group sales companies are working to deepen their expertise in their respective fields, while seeking expansion where necessary through financial investments and other means. These intense efforts are focused on developing new applications for products and on cultivating new customers.

Business Topics



Ethylene operations

With a transaction volume of around 800,000 metric tons per year, Marubeni is a leading international trader of petrochemical feedstocks such as ethylene, propylene, butadiene and other olefins. Having recently concluded a new charter contract for two more vessels, Marubeni boasts a dedicated fleet of five specialized ethylene carriers. While strengthening such logistical competitiveness, the division aims to boost transaction volumes by securing new sources of demand and supply.



Investment in Australian salt producer

Marubeni owns a 20.44% equity stake in Dampier Salt Limited, an Australian firm that manufactures salt by solar evaporation. The company sells approximately 2.4 million metric tons of salt per year to chemical manufacturers in Japan and Taiwan for use in electrolytic processes. Strong growth in demand for industrial salt from China in recent years has prompted Dampier to consider investing in higher production capacity. Current plans call for a 2-3 year investment program to raise capacity by more than one-third from the current level of about 9 million metric tons per year.



Strategic partnership with BOE Technology Group

Marubeni continues to supply electronic materials to BOE Technology Group Co., Ltd., a major IT group in China, through a strategic partnership. This partnership was formed following an investment in Beijing BOE Investment & Development Co., Ltd., the holding company of the BOE Technology Group. In the fiscal year ended March 31, 2006, Marubeni Information Technology (Shanghai) Co., Ltd., a local subsidiary established in July 2002, increased handling volumes of LCD-related materials such as display panels and LCD modules. Having established a sales system based on collaboration with the BOE Technology Group too, this Shanghai-based subsidiary aims to deepen the strategic partnership and further expand trading volumes.

Segment Assets
(At March 31)
Millions of yen


147,118
167,157
181,919
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


3,326
4,513
3,738
'04
'05
'06

Chemicals Division

- Chemicals Development & Project Department
- Basic Chemicals Unit
- Vinyl Alkali Unit
- Inorganic & Agricultural Chemicals Unit
- Specialty Chemicals Unit
- Electronic Materials Unit
- Osaka Chemicals Unit
- Chemix Project Unit
- Plastics Business Unit
- Agrovista Project Unit

Energy Division

The division continued to deliver higher earnings growth in the fiscal year ended March 31, 2006 by concentrating management resources on strategic fields. The division continues to position the energy resource exploration and production business as its important strategic field, while further focusing on expansion of the earnings base in its trading and marketing business fields. As we adapt to changes in our environment while balancing these three businesses, we aim to further optimize our portfolio by taking the next step to achieve further earnings growth. These efforts will be guided by a flexible approach that is not tied to past methodologies.



Fumiya Kokubu
Corporate Vice President, COO

Division Strategies and Strengths

The Energy Division operates three core businesses: energy resource exploration and production, trading, and marketing and retailing.

In energy resource exploration and production, the division has continued to rapidly broaden its business scope in recent years. With steady production at existing oil and gas projects, the division's total production volume has increased to a peak in 2006 of roughly 80,000 boed (barrels of oil equivalent per day). Looking forward, the division will continue to actively invest in promising new projects in a drive to further expand its earnings base. In LNG, the division's project in Qatar is proceeding favorably. In Sakhalin, Russia, where the division takes part in the Sakhalin 1 Project through investment in Sakhalin Oil and Gas Development Co., Ltd., commercial production of crude oil and natural gas began in October 2005. Good progress is being made on the construction of related onshore facilities and production well drilling in preparation for full-scale crude oil production in 2006.

In trading, which has long been Marubeni's core field, the division is primarily engaged in transactions including crude oil, gasoline, kerosene, gas oil and other petroleum products, mainly through its headquarters in Japan and principal subsidiaries in the U.S. and Singapore. The division has particularly distinguished itself in the trade of naphtha, accounting for roughly 25% of annual imports to Japan. To supply competitive petroleum products, the division will leverage risk management functions backed by years of business experience and talented personnel, utilize futures trading, processing at refineries and various other techniques, and optimize ties between branches and Group companies in its worldwide business network.

In the fields of marketing and retailing, the division has a diverse portfolio of businesses, and delivers distinctive, value-added services to each of these business sectors. In particular, the division is involved in sales of imported LPG in China's Guangdong Province, where demand for imported LPG is greatest in the country, through a joint venture with local partners. In Japan, the division conducts nationwide retailing operations, selling petroleum products and LPG via a distribution infrastructure network comprising storage terminals, filling stations and other distribution facilities. In terms of fuels for power generation, the division stands apart by handling a diverse lineup of products, from LNG and nuclear fuel to petroleum products.

Where new business is concerned, the Energy Division conducts feasibility studies for the commercialization of innovative fuels with lower environmental load, has launched a business in trading greenhouse gas emission quotas and takes other creative initiatives amid a fast-changing business environment.

Business Topics



Acquisition of interests to oil and gas assets in the U.S. Gulf of Mexico

In March 2006, Marubeni acquired interests in certain oil and gas assets in the U.S. Gulf of Mexico from Pioneer Natural Resources (USA), Inc. Complementing other interests held by Marubeni in the Gulf of Mexico, this acquisition aims to further reinforce Marubeni's earnings base in the region. The company plans to continue to channel management resources to businesses in this field, with the aim of achieving further growth.



Qatargas LNG Project

Marubeni is a partner in the Qatargas LNG Project, which saw its first LNG delivery in 1997. Since then, production and sales operations, largely targeting Japan and certain European markets, have steadily grown, with long-term contracts effective until 2021 with 5 power companies and 3 gas companies in Japan. Furthermore, the annual production capacity increased to 9.7 million metric tons in mid 2005, thanks to a steady ramp-up of production capacity through the de-bottlenecking of onsite facilities.



Sales of imported LPG in China

In 1995, Marubeni formed Shenzhen Sino-Benny LPG Co., Ltd. with local Chinese partners in China's Guangdong Province. This was followed by construction of an import terminal for refrigerated LPG with a storage capacity of 80,000 metric tons and equipped with a berth large enough to accommodate refrigerated LPG tankers. In 2005, Shenzhen Sino-Benny LPG sold approximately 1.4 million metric tons of imported LPG, accounting for more than 20% of China's imported LPG market. Shenzhen Sino-Benny LPG's supply stability, made possible by its use of large terminals, is highly commended by both local governmental organizations and the LPG industry.

Segment Assets
(At March 31)
Millions of yen


319,584
390,939
603,758
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


10,113
15,888
26,654
'04
'05
'06

Energy Division

- Oil and Gas E & P Unit
- Sakhalin Project Unit
- LNG Unit
- Natural Gas Project Development Unit
- LPG Unit
- Energy Trading Unit
- Industrial Energy Unit
- Nuclear Power Unit
- MIECO Unit
- Marubeni Energy Unit
- Marubeni Ennex Unit

Metals & Mineral Resources Division

Taking the division on the offensive

Having accomplished the restructuring of unprofitable operations under the "V" PLAN, the division is now shifting to the offensive. Along with the accumulation of steady profits from existing prime assets, we are working aggressively to establish new projects and businesses aiming to develop and cultivate sustained prime assets. In doing so, we will create a stable long-term earnings base both in upstream resource development projects and in downstream product sectors.



Shinji Kawai
Corporate Vice President, COO

Division Strategies and Strengths

Through mine developments and investments in smelting projects overseas, the Metals & Mineral Resources Division secures its own supplies of resources and strives to boost the profitability of its businesses. At the same time, the division engages in trading and is involved in downstream businesses that harness metal resources, notably electronic materials. In other words, the division aims to build a vertically integrated value chain covering every stage, from upstream to downstream areas, and links its extensive lineup of products, as well as expertise, experience, and a wide range of trading house functions to maximize earnings.

The division engages in trading and investments in four core businesses: Fe (such as iron ore and raw materials for steelmaking), coal, non-ferrous metals and aluminum. The division is also actively working to establish electronic materials and other downstream products as a fifth core business. In the fiscal year ended March 31, 2006, prices for iron ore, coal and other raw materials for steel production surged to new record highs, as did prices for copper, aluminum and other non-ferrous metals. This significantly boosted profits from investments in overseas resource projects. Notably, the division's earnings improved markedly from the previous fiscal year, thanks to contributions from the Los Pelambres copper mining project in Chile, Hail Creek and other coal mining operations in Australia, and the addition of a new production line at the Alouette aluminum smelter in Canada.

Backed by a wealth of experience and information capabilities, the division's trading company functions also assume a prominent role as it strives to deliver products to customers in the required volumes, and to respond rapidly to fluctuations in product prices. Central to this is the division's ability to supply its own resources through investments in resource development.

In electronic materials, the division boasts the leading share of aluminum disks used in hard disk drives. In December 2004, leveraging product knowledge and sales expertise in this business, the division established Shenzhen KTM Glass Substrates Co., Ltd., a Chinese joint venture to produce HDD glass substrates with Toyo Kohan Co., Ltd. and Shenzhen Kaifa Magnetic Recording Co., Ltd., a subsidiary of China Electronics Corporation. This venture commenced mass production in November 2005. Demand for HDD glass substrates is projected to grow sharply due to the popularity of laptop computers and portable audio devices with large storage capacity. In other developments in this sector, Marubeni Metals Corporation has begun sales in the Japanese market of LED chips produced by U.S.-based Lumileds Lighting, LLC.

Business Topics



Operations at copper mining project in Chile

Marubeni has an 8.75% equity stake in the Los Pelambres copper mining project in Chile through Marubeni LP Holding B.V. The mine is operating at full capacity, supplying 900,000 metric tons of copper concentrate every year to Japan and other markets in Asia and Europe. Prices for copper surged to record highs in the fiscal year ended March 31, 2006. As a result, following on from the previous fiscal year, the project made a significant contribution to divisional earnings.



Commenced full production at Alouette aluminum smelter in Canada following expansion

Full production commenced in June 2005 at the Alouette aluminum smelter in Canada, in which the division owns a 6.67% stake through Marubeni Metals & Minerals (Canada) Inc., following the addition of a new production line. Through the resulting increase in capacity, equity metals from this smelter has risen substantially, from 16,000 to 37,000 metric tons per year.



HDD glass substrate manufacturing facility begins operations

In Malaysia, Marubeni is involved in manufacturing aluminum disk substrates for hard disk drive (HDD) applications with Japanese partner Toyo Kohan Co., Ltd. Using the product knowledge, sales expertise and business experience acquired through such operations, in December 2004 the division initiated a Chinese joint venture to produce HDD glass substrates in partnership with Toyo Kohan and Shenzhen Kaifa Magnetic Recording Co., Ltd., a subsidiary of China Electronics Corporation. This venture commenced mass production in November 2005. Demand for glass disk substrates, which are used in laptop computers and high-capacity portable audio devices, is projected to rise going forward.

Segment Assets
(At March 31)
Millions of yen



180,257
195,110
265,141
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen



4,258
9,813
16,137
'04
'05
'06

Metals & Mineral Resources Division

- Iron Ore Unit
- Steel Making Raw Materials Unit
- Coal Unit
- Non-Ferrous Metals & Ores Unit
- Light Metals Unit
- MMC Unit

Transportation & Industrial Machinery Division

Expand Investment & Financing, Strengthen Business Operations and Create New Business Models

During the "V" PLAN which ended in March 2006, the division succeeded in three consecutive years of improved earnings through strengthening trading, distribution, investment and financing businesses.

In this fiscal year, we will challenge to expand our investment and financing activities, strengthen business operations and create new business models for further growth during the "G" PLAN.



Michihiko Ota
Corporate Vice President, COO

Division Strategies and Strengths

The division succeeded to conclude the "V" PLAN with three consecutive years of improved earnings through the acquisition of auto dealerships, the investment to a sales financing firm for construction machinery and an agricultural machinery distributor, the expansion of trade in automobiles and construction machinery in emerging markets and the winning of orders of automobile production machinery and paper-and-pulp manufacturing machinery in Japan and overseas.

In this fiscal year, the division will try to explore new products, customers, markets and business models under the three division strategies outlined below through improvement of trade relationships and alliances with our business partners as well as leveraging our Marubeni Group network in the fast-growing markets such as BRICs, ASEAN and the Middle East in order to achieve further growth.

1) Expand investment and financing to new products, sales and sales financing business and parts distribution, maintenance and outsourcing businesses.
2) Allocate personnel and financial resources to BRICs and ASEAN where highly growing as the world's production centers and the Middle East where expected renewed growth with rising demand for natural resources.
3) Develop innovative and high-value-added business models through challenge to create new products, customers and markets in order to respond to fast-changing markets.

Our major action plans by sector are:
Aerospace and defense systems: Expand import of private and passenger jets, aero engines, as well as helicopters and electronic equipment. Also, expand investment to aero engines and other aircraft-related components and materials, as well as support business to the airlines.
Automobiles and construction and agricultural machinery: Strengthen automobile retailing business in the U.S. and Europe, sales and financing business for automobiles and construction machinery in ASEAN and parts business in China and India. Also, expand trade and sales business of the automotive, construction, mining and agricultural machinery in growing and emerging markets, including BRICs, ASEAN, the Middle East and North Africa.
Production and industrial machinery: Expand domestic sales and exports of high-tech machine tools including visual inspection machinery and precision machine tools, imports of production machinery such as food packaging machinery and PET bottle fabrication machinery, and winning various plant-related projects including automobile and paper-and-pulp manufacturing machinery. Also, promote environmental protection projects involving biomass ethanol manufacturing as well as sales of biomass-boilers and solar-power generators.

Business Topics



Private jet manufactured by U.S.-based Gulfstream Aerospace Corporation

Aerospace and defense systems units

The units developed private jet charter business in Japan and delivered the second Gulfstream G-V search and rescue aircraft to Japan Coast Guard and the first EH101 large mine-sweeping transport helicopter to Japan Maritime Self-Defense Force. Also, the division succeeded in acquiring sales agency rights of defense systems, electronic equipment and rockets from European and the U.S. manufacturers. The expansion of sales channels for composite materials used in aircraft production was also successful.



Toyota dealership acquired in the UK

Automobiles, construction machinery and agricultural machinery units

Overseas retail and wholesale of automobiles expanded to 87,000 units. In the U.K., our dealership group became one of the largest Toyota & Lexus dealerships through the acquisition of major dealerships. Exports of construction machinery to the Middle East and Asia were so strong, and the units expanded investment to a construction machinery sales financing firm in Indonesia and an agricultural machinery distributor in South Korea.



PFI-based general waste treatment plant that began operating in Akita Prefecture

Production and industrial machinery units

The units won import orders for German double-belt press flatbed lamination system for chemical plants and Italian large gravure press for printing plants and delivered a large-scale biomass-boiler and electric-power co-generators to papermaking plants. The units also won export orders for welding machinery, painting machinery and tooling dies from Indian automotive manufacturer and chemical-related machinery from Europe. In the United States, the units established a joint engineering venture for precision machine tools to meet the diversifying requirements of customers. Additionally, Japan's first waste processing plant jointly established under Private Finance Initiative law in the Odate region of Akita Prefecture started its operation.

Segment Assets
(At March 31)
Millions of yen


289,900
'06

Segment Net Income
(Years ended March 31)
Millions of yen


7,599
'06

* Due to machinery division realignment, results prior to 2005 are not disclosed.

Transportation & Industrial Machinery Division

- Aerospace Unit
- Defense Systems Unit
- Automotive Unit
- Construction & Agro Machinery Unit
- Production Machinery Unit
- Industrial Machinery Unit
- Environmental Machinery Unit

Power Projects Division

Exert Marubeni's Strengths to Ensure High-quality Management of Asset and Business Portfolios

In overseas IPP and power plant projects, both strategic fields for Marubeni, the division will redouble efforts to actively increase highly profitable power generation assets by exerting Marubeni's strengths—specifically, its track record and visibility in the power industry, as well as its solid regional sales base, ability to arrange and develop advanced financing schemes, and proven risk management capabilities. Furthermore, the division will nurture and expand businesses in sectors complementing the earnings from overseas power-related businesses. These sectors include retail power sales in Japan, new technologies and renewable energy, and overseas IT and telecommunication projects.



Shigeru Yamazoe
Corporate Vice President, COO

Division Strategies and Strengths

Marubeni began supplying and constructing power stations, transmission lines and sub-stations for overseas power projects in the 1960s. Ever since, the Power Projects Division has leveraged unique strengths in project management, engineering and international procurement to become a leading Engineering, Procurement and Construction (EPC) contractor in the field. Aggregate installed capacity of power plants handled by Marubeni around the world now exceeds 72,000MW. Meanwhile, in its Independent Power Producer (IPP) operations, Marubeni owns power plants in 15 countries with a gross capacity of roughly 8,100MW. Since these assets have generated stable dividends, the division aims to expand its baseline long-term earnings through the aggressive acquisition of prime assets. Experts in four major world centers—Tokyo, London, New York and Hong Kong—are working to form a global IPP portfolio for Marubeni by identifying and developing new investment projects, as well as holding related negotiations and asset management operations in various regions.

In domestic power-related businesses, Marubeni is developing retail power sales in regions covered by Tokyo Electric Power Co., Ltd., Chubu Electric Power Co., Inc. and The Chugoku Electric Power Co., Inc. The division currently supplies electricity to around 70 users with an aggregate capacity of about 150,000kW, and is actively targeting further expansion in the scale of these operations.

In the renewable energy sector, the division currently manages wind power assets with an aggregate capacity of 70,000kW in Japan and 200,000kW in overseas markets. Marubeni plans to integrate and expand these operations by creating a new business unit in the fiscal year ending March 31, 2007 to manage and develop wind farms worldwide, targeting growth outside Japan too. Meanwhile, molten carbonate fuel cells produced by U.S.-based FuelCell Energy, Inc., for which Marubeni owns exclusive sales rights in Japan, gained technical certification from the Japan Institute of Wastewater Engineering Technology. With this step, the division aims to drive further growth in sales of these fuel cells, mainly targeting sewage plants nationwide. The division also seeks to offer state-of-the-art, value-added services and products in the sector by commercializing other clean technologies and developing innovative business models.

Beginning with the fiscal year ending March 31, 2007, the Overseas Telecom & Information Unit has become part of the division. Leveraging its sales capabilities in telecommunications infrastructure projects and wide-ranging technical prowess in IT fields, this unit is developing original business projects in areas such as broadband-related services and personal identification systems, including the supply of equipment and project management services.

Business Topics



Songkhla combined cycle power plant project for Electricity Generating Authority of Thailand

In August 2005, Marubeni and Siemens AG of Germany, were jointly awarded a ¥33 billion order from the Electricity Generating Authority of Thailand for construction of the Songkhla combined cycle power plant with a gross capacity of 700MW. The project is scheduled for completion in early 2008. Power demand is rising in Thailand in step with rapid economic growth following the Asian financial crisis of 1997-8. This project promises to help enhance the stability of power supplies in Thailand going forward.


HAI PHONG POWER PLANT

Jointly won order for large coal-fired thermal power plant in Vietnam with leading Chinese heavy machinery manufacturer

In July 2005, Marubeni and Dongfang Electric Corporation (head office: Chengdu, Sichuan Province), China's largest heavy machinery manufacturer, jointly won a ¥50 billion order from a Vietnamese state-owned firm for the Hai Phong coal-fired power plant with a gross capacity of 600MW. Completion is scheduled for the start of 2009. The projects aims to help ensure more stable power supplies in northern Vietnam, where rapid economic growth has pushed up power demand in recent years. This project also marks the first example of Sino-Japanese cooperation on the construction of a large power plant in a third country.



Co-generation and desalination project for Rabigh refinery and petrochemical complex in Saudi Arabia

The division has secured a 25-year contract to supply power, water and steam to one of the world's largest integrated oil refining and petrochemical complexes at Rabigh, Saudi Arabia. Sumitomo Chemical Co., Ltd. of Japan and Saudi Aramco are jointly developing this complex. The related project contracts were signed on August 7, 2005, while financing arrangements were concluded in separate agreements signed on March 29, 2006. The facility will generate 600MW of power as well as 190,000 metric tons of water and 30,000 metric tons of steam per day. Marubeni is taking a 30% equity stake in the project company for co-generation and desalination. The Japan Bank for International Cooperation led the finance syndicate, which will provide approximately 80% of the total project cost of around US$1.1 billion.

Segment Assets
(At March 31)
Millions of yen


405,400
'06

Segment Net Income
(Years ended March 31)
Millions of yen


5,786
'06

* Due to machinery division realignment, results prior to 2005 are not disclosed.

Power Projects Division

- Overseas Power Project Unit-I
- Overseas Power Project Unit-II
- Domestic Power Project Unit
- New Technology & Renewable Energy Unit
- Overseas Telecom & Information Unit

Plant, Ship & Infrastructure Projects Division

Aiming for greater depth in diverse project management capabilities

The fiscal year ended March 31, 2006 was a memorable one for Marubeni's plant, infrastructure and transportation business operations, thanks to strong and active economies in the Middle East and continuous economic demand in emerging markets, which enabled the division to enter a new era of expansion.

In the fiscal year ending March 31, 2007, we aim to enhance our presence in the division's business sectors by propelling forward plant, transport, and infrastructure-related projects that meet the requirements of clients both in Japan and overseas markets. In performing projects in these sectors, we effectively and extensively utilize our information capabilities based on Marubeni's global network, as well as our integrated organizational capabilities.



Takafumi Sakishima
Corporate Vice President, COO

Division Strategies and Strengths

In the plant business, covering oil and gas, development of natural resources, steel and cement, the division has established close relationships of mutual trust with clients and leading contractors over many years, and also has a wealth of high-level expertise in structured finance and risk management. These advantages have garnered results that make Marubeni a leader among top trading companies.

During the year ended March 31, 2006, we secured orders for an oil refinery in Vietnam, a hot-rolled steel mill in Turkey and a large-scale cement plant in Saudi Arabia. The division has also been pursuing new business fields related to emissions trading schemes, such as a fluorocarbon recovery and decomposition project in China.

In the environmental infrastructure sector, the division has launched two build-operate-transfer (BOT) projects, a water supply scheme for the city of Chengdu (Sichuan Province, China) and an industrial wastewater recycling facility for PEMEX of Mexico. To further strengthen this environment infrastructure sector, the division agreed to acquire an 80% stake in German utility Berlinwasser International AG to take over that company's existing operations. In line with the global trend toward privatization of water utilities, the division aims to aggressively expand this business sector. In terms of EPC projects, the division has also secured an order from the government of Qatar to expand a sewage treatment facility in Doha.

In railway and other transport projects, the division has over many years specialized in EPC projects for complete railway systems, and is also engaged in export and offshore transactions for transportation infrastructure projects such as airports, ports, bridges and roads. In 2005, the division secured a turn-key contract for a driverless passenger monorail system and an order from Taiwan for an urban railway system with rolling stock facilities linking the city of Taipei to Chiang Kai-Shek International Airport.

In the marine vessels sector, the division principally performs trading transactions for new and used marine vessels and maritime machinery with Japanese and foreign ship-owners, and also runs charter shipping brokerage operations. In 2005, the division successfully secured orders for 46 new vessels. The division also tries to enhance charter shipping business on its own fleet.

Japan-based subsidiary Marubeni Tekmatex Corporation has for many years been engaged in import, export and offshore businesses for textile machinery and complete textile plants. The company has established close and in-depth relationships with Japanese and overseas textile machinery manufacturers and meets the extensive needs of the textile industry in Southeast Asia and other regions.

Business Topics



Construction of monorail linking to resort island in Dubai

In December 2005, in collaboration with Hitachi Ltd., Obayashi Corporation and other parties, Marubeni made a full turn-key contract with Nahkeel Co. L.L.C. of Dubai, for a passenger monorail system. This system transports tourists to the Palm Jumeirah Island, a man-made resort island being developed by Nakheel in the Arabian Gulf. The 5.4 km-long driverless and fully automatic monorail is scheduled to begin operating at the end of 2008. This unique and luxurious transportation system has attracted much attention from the Middle East region as well as other parts of the world.



Completion of construction of bulk carrier for Greek shipping firm

Construction of an 82,300 dwt bulk carrier ordered by Greek shipping firm Metrostar Management Corporation was completed in March 2006 at the shipyard of Japanese shipbuilder Tsuneishi Corporation. In this project, Marubeni proved that it has extensive capabilities for total organizational functions as a leading general trading firm, coordinating the varied requirements from the ship operators, the ship owners, the ship builders and financial institutions, providing customers with a high degree of specialist knowledge and high-value-added services to meet their demands. Services like these contribute to the stability and efficiency of global logistics.



Completion of Atyrau Refinery Reconstruction Project in Kazakhstan

In February 2006, in collaboration with JGC Corporation, Marubeni completed this project worth approximately US$226 million for Kazakhstan's national oil company, KazMunaiGaz under the buyer's credit extended by Japan Bank for International Cooperation (JBIC). This project contributes to improvement of the quality of petroleum products and environmental situation in Kazakhstan. It is also expected that the project will strengthen cooperation and relationships in the oil and gas sector between Kazakhstan and Japan.

Another investment plan in the oil and gas sector is now under study in Kazakhstan.

Segment Assets
(At March 31)
Millions of yen



274,500
'06

Segment Net Income
(Years ended March 31)
Millions of yen



2,554
'06

* Due to machinery division realignment, results prior to 2005 are not disclosed.

Plant, Ship & Infrastructure Projects Division

- Energy & Natural Resources Projects Unit-I
- Energy & Natural Resources Projects Unit-II
- Environment Infrastructure Unit
- Railway & Transport Project Unit
- Ship Unit
- Asset Management Unit
- Tekmatex Business Unit

Information & Communication Division

Beginning with the fiscal year ending March 31, 2007, the first year of the "G" PLAN, the Information & Communication Division has made a fresh start under a new organization comprising two business units—the Network Business Unit and Solution Business Unit. Our objective is to expand earnings by forming closer ties between the division's operating companies, which are involved in a variety of businesses, and by capturing greater synergies between them. Our efforts are also focused on strengthening our operating base over the long term by creating new trading flows through such means as developing innovative services and establishing new businesses.



Shigemasa Sonobe
Corporate Vice President, COO

Division Strategies and Strengths

The division's core businesses include the provision of telecommunications infrastructure; development and sale of information systems and solution services; distribution and sale of personal computers (PCs), peripheral equipment and mobile communication-related products; and broadcasting-related operations.

The division's strength lies in having an operating structure that enables it to respond precisely and rapidly to increasingly diverse and technically sophisticated customer needs. This structure has been put in place through the creation of unique business models by the division's operating companies, which are highly specialized in their fields of expertise.

Under the "G" PLAN, which got under way in the fiscal year ending March 31, 2007, the division will bolster the earning capabilities of various operating companies responsible for businesses by pursuing the following strategic initiatives.

The first initiative is Global Solution KK, a Japanese firm that develops and sells IP network services using optical fiber networks owned by Global Access Ltd. As with this undertaking, the division will reinforce close links and cooperation between operating companies, as well as ties between these companies and the division head office in Japan. The aim is to expand business by capturing more synergies.

The second initiative is M&As. The objective is for operating companies to establish a leading position in their respective fields by taking a more aggressive approach to acquisitions, mergers, business alliances and other initiatives.

Finally, the third initiative is to actively create new services and businesses. Specific examples include radio frequency identification (RFID*) technology, which is expected to have broad applications in logistics and other sectors. As well as participating in a number of ongoing pre-commercialization field trials, the division has secured an order for an RFID system from Yodobashi Camera Co., Ltd., Japan's first major retailer to approve the full deployment of such a system. Marubeni is also developing businesses in the broadcasting sector, where the advent of digital TV continues to drive channel proliferation in Japan. Amid increasingly rapid convergence of information, communications and broadcasting technologies, Marubeni sees the development of innovative new business models that create new trade flows as a key strategy.

* RFID, a technology that enables the tracking of people and goods using wireless IC tags

Business Topics



UHF-band IC tag system for Yodobashi Camera

Mighty Card Corporation, which is involved in the planning, development and sale of wireless IC tag solutions, received an order for a UHF-band IC tag system from Yodobashi Camera Co., Ltd. The company aims to boost productivity following the system rollout, which is scheduled for May 2006.

Mighty Card has achieved many notable successes as a wireless IC tag solution provider. Although UHF-band systems have already been introduced in the United States, the demand for them is expected to surge in Japan over the next few years.


VECTANT
IP-VPN フルコース
9,800円～でどうぞ
クローズドIPネットワーク
Smart

Network services deployed at around 10,000 sites across Japan

Global Solution KK provides corporate clients with IP-VPN services under the "Vectant Closed IP Network Smart" brand. Offering high cost performance, these services also provide users with a number of options in terms of types of connections and back-up services. The corporate user base now extends to several hundred firms in Japan, centering on the distribution and retail sectors, where companies typically have numerous business sites. The network currently serves around 10,000 sites. IP-VPN services provide companies with an exclusive backbone network isolated from the Internet t hat is protected from viruses or unauthorized access. They also confer the advantage of flexible configuration, which allows network construction to be fine-tuned to client applications or objectives.



Medical applications of "3D printer" technology

Marubeni Solutions Corporation's "3D printer" creates plastic molds from design data stored in computers. Although demand for this product has so far been concentrated in the automobile industry and other manufacturing sectors, medical applications are now being unveiled. Researchers at Iwate Prefectural University are building a "3D printer" system that creates molds using computer-generated three-dimensional images of bone, organs and other parts of the body derived from the cross-sectional photographs of CT or MRI scans. This system has potential applications in surgical procedures for artificial joints and other implants.

Segment Assets
(At March 31)
Millions of yen


114,500
'06

Segment Net Income
(Years ended March 31)
Millions of yen


320
'06

* Due to machinery division realignment, results prior to 2005 are not disclosed.

Information & Communication Division
- Network Business Unit
- Solution Business Unit

Development & Construction Division

Having achieved the goals set for us in the "V"PLAN, the division is going to take a next step for further expansion of its business. We have successfully nurtured two more earnings pillars in addition to our core business of condominium property developments in Japan. One is our real estate development operations for property investors in the field of REITs and private funds and another is our overseas residential housing development operations, which are primarily based in Shanghai, China. Together these three businesses provide a balanced earnings structure. Under the "G" PLAN that starts in fiscal 2006, we plan to continue expanding our earnings base by building on these businesses and taking on new challenges. These will promote business relating to housing development at our subsidiaries and affiliates, as well as the cultivation of new markets in cities overseas and new products such as housing developments for seniors.



Norihiro Shimizu
Corporate Senior Vice President, COO

Division Strategies and Strengths

The division has positioned three core businesses as earnings pillars: condominium development and sales in Japan, overseas residential housing developments, and investor-oriented real estate development operations.

Condominium sales are a key source of divisional profits. Cumulative divisional sales of condominium units in Japan are approximately 70,000 units. Experienced staff and sophisticated product planning capabilities provide the division with operations in this field that are comparable to those of dedicated property developers. The division also incorporated a number of subsidiaries and affiliates, including Marubeni Real Estate Sales Co., Ltd. (sales), Benny Estate Service Co., Ltd. (property management) and Tsunagu Network Communications, Inc. (ISP operations). An integrated presence across operations related to condominium sales, including post-sale property management services and high-speed Internet services, is also enriching the depth of Marubeni's earnings capabilities in this field. The division's policy going forward is to conduct its condominium operations assertively, leveraging the collective strengths of its subsidiaries and affiliates and the entire Marubeni Group to generate greater earnings capabilities.

The division also applies expertise acquired in Japan to overseas residential housing markets. To date, Marubeni has sold approximately 2,700 condominium units and houses in Shanghai, China. Plans for 2006 include the ongoing development of a large-scale condominium project containing nearly 1,100 units.

In investor-oriented real estate development operations, the Urban Development Unit, which was established in April 2003, is steadily generating earnings power by engaging in the subleasing business and via the development of properties for sale to investors to generate fee-based revenue. Also in this sector, Marubeni took an equity stake in asset management firm Japan REIT Advisors Co., Ltd. in fiscal 2003. Meanwhile, the scale of assets continues to expand every year at another asset investment firm, United Urban Investment Corporation (UUIC), formed by Japan REIT Advisors. Further, during the fiscal year ended March 31, 2006, we developed a new type of property fund focused on investment in highly profitable small- and medium-sized commercial complexes. Investment by this new fund is already under way.

The division is also developing new businesses outside of these three core areas. Japan's aging demographics are sparking the need for a host of related businesses. Anticipating this potential, the division formed a new team in April 2006 to focus on residential housing development projects that will particularly appeal to seniors. Aside from potential earnings growth in this area over the long term, such moves also signal a shift toward a more aggressive policy of business expansion by the Development & Construction Division.

Business Topics



The Umeda Tower (Osaka)

Condominium business in Japan

Domestic sales of condominium units, a mainstay of divisional revenue, showed steady growth. In the greater metropolitan Tokyo region, popular developments included two centrally located condominium complexes, "Grand-Suite Nihonbashi-Ningyocho" and "Grand-Suite Yoyogi," and "Makuhari Bay Town First Wing," a large-scale condominium complex in the city of Chiba. In the greater metropolitan Osaka region, fast-selling, high-rise developments included "The Umeda Tower" and "Renaissa Namba Tower" in central Osaka.



KIRIN Garden

Overseas residential housing developments

In Shanghai, China, following the completion of a 1,644-unit condominium project (Phoenix City) in December 2004, the division commenced sales of a 221-unit detached housing development project (KIRIN Garden). As in previous projects, the KIRIN Garden project proved extremely popular with local homebuyers. Building on these successes, the division plans to begin sales of a 1,100-unit condominium project (Lu Ming Garden) in Shanghai in the year ending March 31, 2007.



Kawaguchi Casty

Property investment-related operations and rental property development business

In REIT-related operations, the scale of assets at asset investment firm United Urban Investment Corporation (UUIC) continues to expand every year. UUIC was formed by Japan REIT Advisors Co., Ltd., a firm in which Marubeni first took a stake in fiscal 2003. In subleasing operations, July 2005 saw the opening of Kawaguchi Casty, a commercial complex in Kawaguchi, Saitama, planned and developed by the division.

Segment Assets
(At March 31)
Millions of yen


330,506
317,692
299,669
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


1,119
'04
'05
'06
(154)
(11,362)

Development & Construction Division

- Tokyo Housing Development Unit-I
- Tokyo Housing Development Unit-II
- Osaka Housing Development Unit
- Urban Development Unit
- Overseas Housing Development Unit
- Housing Supporting Business Unit
- Real Estate Business Unit-I
- Real Estate Business Unit-II
- Estate Management Unit

Finance, Logistics & New Business Division

The division's basic business model involves the sale to external clients of services we currently provide to the entire Marubeni Group in the fields of financing, logistics, insurance, temporary staffing and life care. As a relatively young division that was established in 2001, we take full advantage of the unbridled creativity and flexibility that comes with being unconstrained by the past. This position enables us to develop new business models that play to the strengths of a general trading company in existing, related and new, previously uncharted business fields.



Toru Nishimi
Corporate Senior Vice President, COO

Division Strategies and Strengths

The division comprises six units—Finance Business, Forex & Financial Products, Logistics Business, Insurance Business, Life Care, and Business Advisory—as well as the Abu Dhabi Trading House-Project Dept. Each unit provides high-quality services and functions to Group companies and external customers, backed by highly specialized expertise, broad business networks, and a high degree of recognition within the industry. In addition, each unit makes maximum use of synergies among each other and with other operating division businesses.

In finance, we draw on Marubeni's extensive network, expertise in incubating businesses when setting up, managing and selling management buy-in, venture capital, and real estate funds. And by capitalizing on in-depth knowledge and experience in financial markets, as well as portfolio management, we can develop and manage hedge funds and other types of investment products.

In logistics, alongside our traditional strength in the sophisticated international logistics services, we have been enhancing our capacity to offer supply chain management (SCM), third-party logistics (3PL) and other solutions. This has made us a one-stop source of logistics solutions that address client needs. We also operate container terminal businesses in Thailand, Panama and the Philippines that are peerless in the trading house sector.

In insurance, in addition to life and non-life insurance policies, we now offer trade credit insurance, health and nursing care insurance, disability income insurance and other specialized types of insurance that are in increasing demand in Japan and elsewhere.

Life Care is a field where the division is developing a comprehensive health and nursing care business, anchored by sales of medical equipment and materials, and nursing care-related products. Operations will also encompass management improvement consulting for hospitals.

In the Business Advisory field, we began providing consulting services for Japanese firms seeking to establish operations in China. Temporary staffing services for Japan and other markets continue to be offered alongside this new service.

The Abu Dhabi Trading House Project Dept. is a joint venture to establish a general trading company in partnership with the government of the Emirate of Abu Dhabi. The new company will make the most of Marubeni's strengths in product and service provision, project coordination and other areas to develop a range of business opportunities in the region, particularly in Abu Dhabi, the Middle East and North Africa.

From Marubeni's broad range of business domains, we will concentrate management resources in those business segments best able to take advantage of the company's strengths, pursuing new investments and businesses prefaced by rigorous risk management.

Business Topics



Products from one of Marubeni's fund portfolio companies



The Nansha port used by the new affiliate company

Private Equity Fund Business

Marubeni started its activities in the buyout fund market in the 1990s, and is showing great performance to date by leveraging its cutting-edge investment technology. The company's second and third MBI funds have opened avenues for investment in large-scale projects, while its Synergy Fund continues to deliver a return on investment.

Logistics initiatives in China

Isewan Terminal Service Co., Ltd. and Marubeni reached an agreement on the establishment of a logistics joint venture in Guangzhou, China. Amid steadily growing demand for logistics services, the new company will develop international forwarding, logistics center and overland transport services satisfying the logistics needs of production bases in China operated by Japanese firms.

Insurance operations in Europe

In addition to operations centered on Marubeni Safenet Co., Ltd. as an agent and broker for life and non-life insurance policies in Japan, the division, through Marnix Corporation and U.K.-based Marnix Europe Ltd., is raising its profile outside Japan by forging alliances with key overseas brokers. These alliances enable the division to actively seek reinsurance broker opportunities in overseas markets, as it works to enhance the earnings power of its insurance brokerage operations.

Segment Assets
(At March 31)
Millions of yen


144,432
128,760
97,031
'04
'05
'06

Segment Net Income
(Years ended March 31)
Millions of yen


2,502
4,047
3,971
'04
'05
'06

Finance, Logistics & New Business Division

- Abu Dhabi Trading House Project Department
- Finance Business Unit
- Forex & Financial Products Unit
- Logistics Business Unit
- Insurance Business Unit
- Life Care Business Unit
- Business Advisory Service Unit

Iron & Steel Strategies and Coordination Department

This department was established in May 2001, ahead of the transfer of the Iron and Steel business to Marubeni-Itochu Steel Inc. (MISI), a company founded on October 1, 2001. The department closely coordinates activities between MISI, Marubeni Construction Material Lease, Thai Cold Rolled Steel and other operating companies, which in turn are used to promote more organic functions in the iron and steel business in every industry where Marubeni Group divisions are active.



K.K. Hitachi Steel Center Contributes to Wind Power Generation

K.K. Hitachi Steel Center, an MISI operating company, manufactures turbine cores for wind power generation, which is attracting attention as an environmentally friendly source of clean energy. It also manufactures motor cores mainly for large-scale industrial motors and linear motors.

Thailand Gas Pipeline Project

MISI is participating in an international gas pipeline project jointly being developed by Thailand and Malaysia. For this project, MISI delivered 73,000 metric tons of high-quality steel pipe.

This huge project seeks to build an undersea and land-based pipeline more than 1,600km long for the purpose of transporting natural gas from reserves under the seabed of the Gulf of Thailand, an energy supply with vast potential, to a new power plant to be constructed.



In the five years since its founding, MISI has been making its presence felt as a leading trading company in the steel sector. In the fiscal year ended March 31, 2006, MISI posted robust results centered on the shipbuilding, automotive, and industrial machinery fields in Japan, as well as brisk exports to China and other markets in Asia.

Thai Cold Rolled Steel Sheet Public Co., Ltd. (TCR), a joint venture between JFE Steel Corporation and the Sahaviriya Group of Thailand, is a manufacturer of cold rolled steel sheets primarily used in the manufacture of automobiles and home appliances. TCR has steadily ramped up both production and sales volumes since operations commenced in 1997, providing high-quality cold rolled steel sheets to Japanese companies with localized operations and other sources of demand in Thailand. Marubeni Construction Material Lease Co., Ltd., listed on the First Section of the Tokyo Stock Exchange and having already staked out a corner of the heavy scaffolding and construction materials industry, is also steadily broadening its business scope.

As a holding division for operating companies involved in iron and steel products, the Iron & Steel Strategies and Coordination Dept. will remain committed to growing earnings and generating new businesses via its operating companies. At the same time, the department is upgrading its intelligence functions, namely its capacity to gather, assess and provide market data pertaining to target customers, steel products and other market aspects, as well as its solutions functions, essentially its ability to analyze current trends, identify key topics, and propose solutions. In this way, the department is determined to help Marubeni sustain the comprehensive nature of its iron and steel product businesses.



TCR

The Thai automobile industry is aiming to become the "Detroit of Asia." TCR focuses heavily on supplying this sector and the rest of Thailand with around 750,000 to 800,000 metric tons of high-quality cold rolled steel each year. At the same time, TCR exports between 150,000 to 200,000 metric tons of these products to other fast-growing neighboring countries in Asia.

Business Incubation Department

Since its inception in 2001, the Business Incubation Department has been seeking out business frontiers in fields often difficult for trading companies to establish a presence in. Focused on three broad areas—biotechnology, nanotechnology and other new technologies; emissions credit business, which represents a completely new type of business opportunity; and the growing healthcare market, the department is boldly rising to the challenge of creating new business models.



Given Imaging's capsule type endoscope

The proliferation of this product is hoped to contribute to the improvement of disease prevention diagnosis in Japan.



Wind Power CDM Project at South Korea's Gangwon Power Plant

This project marks the first involvement of a Japanese trading company in a UN-registered wind-power CDM project. From 2008, Marubeni will collect 150,000 tons in emissions credits annually from this project.

The department formed a team of specialists in emissions credit business in April 2005. Since that time, it has taken steps to entrench Marubeni's position in this industry, leading the way in putting internal systems in place to conduct emissions credit business and seizing the initiative to gain UN approval and recognition of greenhouse gas reduction projects in which Marubeni is involved. Among the most prominent of these are a fluorocarbon decomposition plant in China, one of the world's largest, and a wind power generation project in South Korea. In biotechnology and medical equipment, the department has a keen eye on Europe and North America in its search for advanced technologies. Once found, the department gains access to key technologies by establishing joint ventures through which it can then contribute to the advancement and efficacy of medical treatment. In regenerative medicine, the department joins hands with universities and research institutes to foster promising ventures with the potential for creating new treatment technologies. Meanwhile, the department has consolidated nanomaterials and nano-electronics into a single strategic field where it aims to grasp changes that will transform the structure of industry before they materialize. Having foreseen growth in the need for large-volume data storage, the department is currently developing generation-after-next products in partnership with Optware Corp. through a strategic alliance inked in September 2004.

The department will continue to boldly seek out and unveil new commercially viable opportunities, alongside its cultivation of advanced technologies, work in environmental businesses utilizing microorganisms, and efforts to lay the foundations for new business models in healthcare, a field with strong growth potential.


HVD

Optware Corp.'s holographic data storage and disc

The product, with a recording capacity of several hundred gigabytes, will be designed to surpass the capacity of Blu-Ray and HD-DVD discs.

China

Marubeni opened its first representative offices in China in 1979 just as the Chinese government began to adopt a policy of opening the economy to foreign investments. Having positioned China as a key market for many years, we have played a pioneering role among Japan's general trading companies by aggressively raising the volume of trade and investments involving this country. Currently, we have 16 subsidiaries and offices in 16 cities in China and Hong Kong. Targeting opportunities created by rapid economic growth in China, we are using our global network to conduct aggressive trade and investment activities in many market sectors, especially machinery, industrial plants and metal resources.

Our trade with China has been climbing steadily, rising from US$6.0 billion in the fiscal year ended March 31, 2004, to US$7.2 billion the following year and US$8.0 billion in the fiscal year ended March 31, 2006. As of April 1, 2006, we have also made substantial investments, holding US$590 million in equity in 145 Group companies in China and Hong Kong that have a total capital of about US$1.52 billion. Having positioned China as a key market for many years, we have played a pioneering role among Japan's general trading companies by aggressively raising the volume of trade and investments involving this country.


Tree-planting activities in Guangdong, China

In October 2005, the Chinese government granted Marubeni permission to proceed with the establishment of Marubeni (Beijing) Trading Co., Ltd. This new step for Marubeni brings to a close the 27-year history of the Marubeni Beijing Office, which grew out of the Beijing business office first set up by Marubeni in 1979. As a full-service trading company, the Beijing subsidiary will be free to conduct import and export, wholesaling, and sales operations in the Chinese market. Going forward, Marubeni's Beijing arm will now be able to create and nurture new business models in China, in addition to fortifying existing businesses.

Also in October 2005, China-based holding company Marubeni China Co., Ltd. received the go-ahead from the Chinese government to assume commercial functions such as import and export, and domestic wholesale and retail operations, in addition to its existing investment functions. Moreover, our local subsidiaries based in free-trade zones in Shanghai, Qingdao, Tianjin, and Guangzhou, are now able to operate no differently than other commercial Chinese firms both within and outside of their respective zones. These companies have thus taken on import and export and wholesaling functions nationwide, giving the Marubeni Group a sales network covering the whole of China.


Rotor starting ceremony at Tai'an Pumped Storage Power Station Project

North America

Marubeni America Corporation is the Marubeni Group's largest overseas corporate subsidiary and a pivotal partner in Marubeni's strategy for the North American market. The company is home to 11 subsidiaries, and has a workforce of approximately 3,000 employees, as well as 22 affiliated companies. In 2005, the U.S. economy showed solid growth despite rising energy costs, further interest rate hikes, and a number of other risk factors. Moreover, the agriculture sector during the fiscal year ended March 31, 2006 saw earnings remain high following record-level earnings the previous year. Helena Chemical was the earnings leader for Marubeni America, posting record earnings for a second straight year.

Helena Chemical is a diversified marketer of agricultural products, such as agrochemicals, fertilizer and seeds, with 250 sales bases throughout the United States. Despite challenges from a contracting agrochemical market and rising competition from lower-priced generic products on the heels of patent expirations, this company reported a second consecutive year of record earnings. One reason was growth in its overall market share due to an increase in direct sales to farm operators. Another factor was growth in the scope of operations through vigorous M&A activities in fertilizer and other specialized fields, lifting sales above the US$ 2 billion mark. Marubeni America also took steps to diversify its portfolio by selling off Carlisle Leasing International, LLC, a leaser of refrigerated containers for maritime transportation and one of its major subsidiary operations. Meanwhile, the company moved to fortify operations at refrigerated trailer leaser MAC Trailer Leasing LLC., a company that continues to expand its business scope each year, supported by robust domestic U.S. consumption.

Regarding Marubeni America's trading business, the company is looking to develop more functions and offer more sophisticated services. To do this, it is leveraging Marubeni's traditional skills as a general trading company in information, logistics and financing to expand trading volume by coordinating grain exports to and construction and agricultural machinery imports from Japan, as well as the provision of basic resources and materials for high-tech industries. Marubeni America is also turning attention to uncovering trading opportunities throughout the Americas by strengthening alliances with members of the Marubeni network in Canada, Mexico and Central and South America.

To set the stage for future growth, Marubeni America is investing in a variety of funds and biotech venture companies with the aim of earning capital gains. Other forward-looking actions include the identification of products and businesses, and associated investments, for which demand exists in Japan, such as radio frequency identification (RFID), new materials and composite semiconductors. Another goal is increasing business with customers in China and other Asian countries. Marubeni America is also actively rising to the challenge of creating new business models, such as license brokerage for prominent U.S. firms seeking to establish operations in Japan, and forward-looking investments in the field of drug discovery.


Tank facilities at Helena Chemical.


A refrigerated trailer for overland transport handled by MAC Trailer Leasing LLC.


Structure of a protein targeted by a newly discovered genomic drug.

Europe

High energy-related prices generally dampened year-on-year growth in Europe. Euro zone countries posted average economic growth of 1.3% in 2005, with an average of 1.5% recorded for all 25 EU member nations. In contrast, more than half of the 10 Central and Eastern European members admitted in 2004 continued to record a high average growth rate of 6% or more, a telling indicator of the economic dynamism of this region.

As part of the "V" PLAN's emphasis on strategies in key regions, Marubeni Europe took steps to bolster its initiatives for Central and Eastern Europe. Along the way, the company has become involved in the trade of polyester cotton blends for automotive and furniture upholstery, the delivery and installation of equipment for Japan-based automotive firms advancing into Eastern Europe, and other operations in the region. Marubeni Europe fully expects to win repeat orders based on the track record it has developed in these areas.

In addition to operations in Central and Eastern Europe, future regional strategies will call for Marubeni Europe to expand the geographic range of its business activities to encompass Russia west of the Urals and Ukraine, a region poised to forge closer ties with Europe. Together with prominent local partners, Marubeni Europe not only plans to take an active role in the commodities trade, but also in water treatment, the construction of highways, and other projects on a Public Private Partnership (or PPP) basis.

Marubeni Europe is also steadily building a reputation for identifying key plastic-related brands among high-value-added niche products and fields, in line with the company's product strategy. And in photographic film-related businesses, one of its strengths in Russia, Marubeni is looking to further expand its market share through a newly established trimming plant for professional quality print paper.

Marubeni has over 20 Group companies conducting business in the European region. These firms cover a broad assortment of industrial fields, from transportation and industrial machinery, information and communication, infrastructure and utilities, to fine chemicals, forest products and general merchandise, and finance and insurance. As the Group's regional headquarters, Marubeni Europe is capitalizing to the fullest extent possible on capabilities that cut across these disparate fields. In so doing, the company is further augmenting and enhancing the development of operating companies in the region, creating a structure that showcases the comprehensive capabilities and strengths of the Marubeni Group.

Following a nearly seven-year hiatus, Marubeni once again accepted students from France's ENA (Ecole Nationale d'Administration) school of administration as summer-session seminar students, as part of its human resource exchange program in Europe. The program includes a variety of hands-on seminars at the Marubeni Head Office in Tokyo, along with tours of major Japanese manufacturers. Through these experiences, Marubeni hopes students will gain a better understanding of Marubeni's activities and Japanese culture and society.

ENA is among France's most elite learning institutions, and has produced some of the most prominent figures in the country's political, financial and administrative realms. Through this human resource exchange program run via its Paris branch, Marubeni is proud to contribute to even friendlier relations between Japan and France.



Woman wearing coat made by Mackintosh



Signing ceremony with French university Ecole Nationale d'Administration (ENA)



Suitcases by famed British luggage brand GLOBE-TROTTER

Other Regions

Brazil

Although Brazil saw robust performance from the natural resource, energy, agricultural and automotive sectors in 2005, certain export sectors, among them textiles, toys and shoes, were hard hit by a strong real and an influx of products made in China. These challenges notwithstanding, the Brazilian economy managed to post a trade balance of US$44.0 billion, the largest in the country's history, buoyed by firm overall demand from overseas.



Grain export terminal operated by Terlogs

Brazil is considered one of the few countries capable of responding to global food demand in the future, with only 20% of its sizeable total land area currently devoted to agriculture and home to 23% of the world's freshwater resources. Brazil's landmass is 23 times larger than that of Japan, with a favorable climate and no arctic environments, deserts or high mountains. These features arguably make Brazil the perfect country to supply the food resources needed for the 21st century.

Marubeni has taken a role in the management of Terlogs Terminal Maritimo Ltda., a grain export terminal operator based in the southern Brazilian state of Santa Catarina. In taking this step, Marubeni plans to expand exports of soybeans and other Brazilian grains worldwide, but particularly to Japan, China, South Korea, and other parts of Asia. Through a project designed to upgrade and expand Terlogs' export infrastructure, Marubeni is also seeking to further enhance the competitiveness of Terlogs exports, thus contributing to Brazil's ongoing economic development.

Russia

The Russian economy continues to grow apace. Marubeni has positioned Russia as a key market where it is concentrating on four sectors: natural resources and energy, urban infrastructure, machinery and industrial plants, and consumer goods. Aside from increasing the level of trade in these sectors, Marubeni is seeking opportunities to expand its own business operations in this important region.

In the natural resources and energy sector, we have been participating for many years in the Sakhalin Island oil and gas development project. Full-scale crude oil production and exports are set to commence in 2006, a milestone expected to contribute to the diversification and stability of Japan's supply of energy resources.

In the machinery and industrial plant sector, Marubeni is involved in the supply of machinery and materials, as well as the planning of entire projects. These activities cover a spectrum of industries, ranging from energy and mining to steelmaking and textiles. Where urban infrastructure is concerned, we are eyeing participation in a variety of projects as we aggressively develop business in the country. Thanks to the attention given to CO_2 reduction by the Kyoto Protocol, Marubeni is also assisting Russian firms in lowering their greenhouse gas emissions.



View with Chaivo Base for land drilling and sea platform in the distance
(Photo provided by Exxon Neftegas Limited)

In the consumer goods sector, in addition to fulfilling a contract involving more than ¥10 billion annually in tire sales, Marubeni is deepening its local business ties in Russia through a wholly owned photographic film sales company. Through these and other consumer goods businesses, Marubeni is working to meet expansive consumer needs.

India

Japanese firms have started to speed up their full-on expansion into India, one of the four emerging BRIC countries alongside Brazil, Russia and China. This trend has been especially prevalent among Suzuki, Honda and Toyota, leading names in Japan's automotive industry. By 2005, India's automobile market had grown to some 1.1 million domestically produced vehicles. Local Suzuki subsidiary Maruti Suzuki (Maruti Udyog Limited), backed by a 25-year track record in India, accounted for nearly 47% of the entire market, as well as roughly 53% of the market for passenger vehicles. Marubeni has identified Maruti Suzuki as a client for the sale of machinery and equipment, acquiring its first orders for welding machinery and painting lines from the company during the fiscal year ended March 31, 2006.



Maruti Suzuki Plant

Annual automobile production in India is expected to double to 2 million vehicles by 2010. Maruti Suzuki aims to maintain a 50% share of this market, a goal that will likely generate substantial capital investment. Marubeni's policy is to boost orders from Maruti Suzuki and other Japan-based automakers in the country. Marubeni India Private Ltd.'s policy, meanwhile, will be to leverage its presence on the ground to aggressively promote Indian vehicle exports to the Middle East and Africa.

Eleven-Year Summary

Marubeni Corporation
Years ended March 31

	Millions of Yen	Thousands of U.S. Dollars		
	2006	2006	2005	2004
For the year:				
Revenues:				
Revenues from trading and other activities	¥2,949,058	$25,205,624	¥2,877,455	¥2,622,546
Commissions on services and trading margins	190,787	1,630,658	161,108	148,674
Total	3,139,845	26,836,282	3,035,563	2,771,220
Total volume of trading transactions	8,686,532	74,243,863	7,936,348	7,902,494
Gross trading profit	502,024	4,290,803	433,395	406,761
Net income (loss)	73,801	630,778	41,247	34,565
At year-end:				
Total assets	4,587,072	39,205,744	4,208,037	4,254,194
Net interest-bearing debt	1,876,350	16,037,179	1,823,909	1,969,323
Total shareholders' equity	663,787	5,673,393	443,152	392,982
Amounts per 100 shares (¥/US$):				
Basic earnings (loss)	4,834	41.32	2,661	2,285
Diluted earnings (loss)	4,046	34.58	2,231	2,016
Cash dividends	700	5.98	400	300
Cash flows (for the year):				
Net cash provided by (used in) operating activities	133,408	1,140,239	173,824	201,560
Net cash (used in) provided by investing activities	(193,781)	(1,656,248)	46,043	57,983
Net cash (used in) provided by financing activities	(46,037)	(393,479)	(238,057)	(233,938)
Cash and cash equivalents at end of year	368,936	3,153,299	459,194	478,731
Ratios:				
Return on assets (%)	1.7		1.0	0.8
Return on equity (%)	13.3		9.9	10.6
Shareholders' equity to total assets (%)	14.5		10.5	9.2
Net D/E ratio (times)	2.8		4.1	5.0
Consolidation:				
Consolidated subsidiaries	388		369	348
Equity-method affiliates	167		156	154
Total	555		525	502
Number of employees:				
Consolidated	27,377		24,106	24,417
Non-consolidated	3,562		3,586	3,717
Stock price (Tokyo Stock Exchange) (¥):				
High	667		362	295
Low	306		223	106

Notes: 1. The presentation of earnings is pursuant to Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," published by the Financial Accounting Standards Board's Emerging Issues Task Force. Earnings have also been disclosed in accordance with US GAAP since 2003.
2. For the convenience of investors in Japan, the presentation of net sales is consistent with customary accounting practices in Japan.
3. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing rate of ¥117 to US$1 as of March 31, 2006.

Millions of Yen

2003	2002	2001	2000	1999	1998	1997	1996
¥2,520,531	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –
160,636	–	–	–	–	–	–	–
2,681,167	–	–	–	–	–	–	–
8,793,303	8,972,245	9,436,863	10,222,442	11,960,157	13,640,517	13,969,977	13,540,560
424,643	436,804	479,754	453,496	522,356	534,485	496,550	475,221
30,312	(116,418)	15,036	2,060	(117,729)	17,230	20,113	15,117
4,321,482	4,805,669	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	7,644,002
2,264,117	2,712,906	3,089,839	3,328,437	3,966,471	4,432,159	4,555,208	4,403,714
260,051	263,895	342,297	324,301	354,017	475,253	512,929	560,589
2,030	(7,792)	1,006	138	(7,880)	1,153	1,346	1,012
1,896	(7,792)	940	138	(7,880)	1,054	1,289	1,010
300	–	–	–	300	600	600	600
194,788	198,456	179,305	184,701	232,414	254,221	24,308	107,547
113,241	74,504	187,993	257,006	99,101	(58,769)	66,036	(252,345)
(294,001)	(150,104)	(456,125)	(594,878)	(213,321)	(91,879)	(209,412)	267,217
466,511	466,642	329,811	405,308	579,366	480,825	373,015	485,844
0.7	–	0.3	0.0	–	0.2	0.3	0.2
11.6	–	4.5	0.6	–	3.5	3.8	2.9
6.0	5.5	6.4	5.8	5.4	6.4	6.8	7.3
8.7	10.3	9.0	10.3	11.2	9.3	8.9	7.9
327	354	412	456	488	479	459	436
157	161	186	190	201	214	203	188
484	515	598	646	689	693	662	624
24,829	28,140	30,956	31,342	–	–	–	–
3,914	4,234	4,855	5,344	5,844	6,041	6,386	6,702
151	262	401	486	345	525	638	602
86	58	200	205	155	177	421	404

Consolidated Balance Sheets

Marubeni Corporation
At March 31, 2006 and 2005

ASSETS	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current assets:			
Cash and cash equivalents *(Notes 2 and 19)*	¥ 368,936	¥ 459,194	$ 3,153,299
Time deposits *(Notes 9 and 19)*	21,674	3,256	185,248
Investment securities *(Notes 2, 5, 9 and 19)*	20,989	32,946	179,393
Notes and accounts receivable – trade *(Notes 2, 7, 9 and 21)*:			
Notes receivable	90,973	101,298	777,547
Accounts receivable	896,781	783,001	7,664,795
Due from affiliated companies	79,553	94,453	679,940
Allowance for doubtful accounts	(17,910)	(24,620)	(153,077)
Inventories *(Notes 2 and 9)*	395,599	376,480	3,381,188
Advance payments to suppliers	109,330	83,529	934,444
Deferred income taxes *(Notes 2 and 12)*	32,048	43,483	273,915
Prepaid expenses and other current assets	170,644	140,332	1,458,496
Total current assets	2,168,617	2,093,352	18,535,188
Investments and long-term receivables:			
Affiliated companies *(Notes 2, 6 and 9)*	314,261	325,380	2,685,991
Securities and other investments *(Notes 2, 5, 9 and 19)*	615,361	483,928	5,259,496
Notes, loans and accounts receivable – trade, net of unearned interest *(Notes 2, 7, 9, 19 and 21)*	214,763	270,792	1,835,581
Allowance for doubtful accounts *(Notes 2 and 7)*	(81,964)	(84,696)	(700,547)
Property leased to others, at cost, less accumulated depreciation of ¥79,796 million ($682,017 thousand) in 2006 and ¥69,835 million in 2005 *(Notes 2 and 9)*	231,747	248,338	1,980,744
Total investments and long-term receivables	1,294,168	1,243,742	11,061,265
Property, plant and equipment, at cost *(Notes 2 and 9)*:			
Land and land improvements	187,634	178,348	1,603,710
Buildings	316,204	284,105	2,702,598
Equipment	604,705	360,024	5,168,419
Mining rights	22,973	20,611	196,350
	1,131,516	843,088	9,671,077
Accumulated depreciation	(350,707)	(310,782)	(2,997,496)
Net property, plant and equipment	780,809	532,306	6,673,581
Prepaid pension cost *(Note 11)*	83,746	84,709	715,778
Deferred income taxes *(Notes 2 and 12)*	52,364	89,284	447,556
Intangible assets *(Notes 2, 3, 8 and 11)*	89,325	35,548	763,462
Goodwill *(Notes 2 and 8)*	27,936	27,509	238,769
Other assets *(Note 9)*	90,107	101,587	770,145
Total assets	¥4,587,072	¥4,208,037	$39,205,744

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current liabilities:			
Short-term loans *(Notes 9, 10 and 19)*	¥ 368,491	¥ 344,597	$ 3,149,496
Current portion of long-term debt *(Notes 9, 10 and 19)*	219,650	314,501	1,877,350
Notes and accounts payable – trade:			
Notes and acceptances payable *(Note 9)*	186,741	207,663	1,596,077
Accounts payable	715,370	650,387	6,114,274
Due to affiliated companies	46,432	44,817	396,855
Advance payments received from customers	97,673	80,502	834,812
Accrued income taxes *(Note 12)*	16,220	13,541	138,632
Deferred income taxes *(Notes 2 and 12)*	3,310	3,849	28,291
Accrued expenses and other current liabilities *(Note 9)*	307,342	222,721	2,626,854
Total current liabilities	1,961,229	1,882,578	16,762,641
Long-term debt, less current portion *(Notes 9, 10 and 19)*	1,879,739	1,813,722	16,066,145
Employees' retirement benefits (Note 11)	9,129	9,319	78,026
Deferred income taxes *(Notes 2 and 12)*	26,189	18,851	223,838
Minority interests in consolidated subsidiaries	46,999	40,415	401,701
Commitments and contingent liabilities *(Note 22)*			
Shareholders' equity *(Note 13)*:			
Preferred stock *(Note 14)*:			
Class I with no stated value:			
Authorized shares – 100,000,000 shares			
Issued and outstanding shares – 75,500,000 shares in 2006 and 2005 (aggregate liquidation preference of ¥75,500 million)	37,750	37,750	322,650
Class II with no stated value:			
Authorized shares – 100,000,000 shares			
No shares issued and outstanding	–	–	–
Common stock:			
Authorized shares – 4,300,000,000 shares			
Issued and outstanding shares – 1,608,451,165 shares in 2006 and 1,494,021,081 shares in 2005	224,936	194,039	1,922,530
Capital surplus	155,903	125,436	1,332,504
Retained earnings	193,772	131,195	1,656,171
Accumulated other comprehensive income (loss) *(Notes 12 and 15)*:			
Unrealized gains on investment securities *(Note 5)*	109,035	46,661	931,923
Currency translation adjustments	(53,450)	(89,586)	(456,838)
Unrealized losses on derivatives	(2,116)	(1,554)	(18,085)
Minimum pension liability adjustment *(Note 11)*	(1,717)	(647)	(14,675)
Cost of common stock in treasury – 1,232,651 shares in 2006 and 854,465 shares in 2005	(326)	(142)	(2,787)
Total shareholders' equity	663,787	443,152	5,673,393
Total liabilities and shareholders' equity	¥4,587,072	¥4,208,037	$39,205,744

See accompanying notes.

Consolidated Statements of Income

Marubeni Corporation
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Revenues *(Note 2)*:				
Revenues from trading and other activities	¥2,949,058	¥2,874,455	¥2,620,865	$25,205,624
Commissions on services and trading margins	190,787	161,108	150,158	1,630,658
Total	3,139,845	3,035,563	2,771,023	26,836,282
(Total volume of trading transactions: 2006, ¥8,686,532 million ($74,243,863 thousand) 2005, ¥7,936,348 million 2004, ¥7,902,494 million) *(Notes 2, 6 and 17)*				
Cost of revenues from trading and other activities	2,637,821	2,602,168	2,364,262	22,545,479
Gross trading profit	502,024	433,395	406,761	4,290,803
Expenses and other:				
Selling, general and administrative expenses	350,261	339,183	326,567	2,993,683
Loss on the transfer of the substitutional portion of the employee pension fund liabilities, net of subsidy received of ¥13,405 million in 2005 *(Note 11)*	–	1,453	–	–
Provision for doubtful accounts *(Note 7)*	8,515	6,298	805	72,778
Interest income	(23,095)	(23,445)	(20,393)	(197,393)
Interest expense	47,212	43,244	43,420	403,521
Dividend income	(12,065)	(8,989)	(7,198)	(103,120)
Impairment loss on investment securities	17,895	7,438	10,451	152,949
Gain on sales of investment securities *(Note 5)*	(14,477)	(36,147)	(26,528)	(123,735)
Loss on property, plant and equipment *(Note 8)*	21,292	6,288	1,549	181,983
Other – net *(Notes 2 and 18)*	5,033	36,482	17,962	43,017
Total	400,571	371,805	346,635	3,423,683
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	101,453	61,590	60,126	867,120
Provision for income taxes *(Note 12)*:				
Current	34,653	27,332	20,810	296,180
Deferred	10,955	9,393	14,913	93,632
	45,608	36,725	35,723	389,812
Income from continuing operations before minority interests and equity in earnings of affiliated companies	55,845	24,865	24,403	477,308
Minority interests	(5,427)	(1,440)	(2,988)	(46,385)
Equity in earnings of affiliated companies – net (after income tax effects) *(Notes 6 and 12)*	29,747	20,672	14,271	254,248
Income from continuing operations	80,165	44,097	35,686	685,171
Loss from discontinued operations (after income tax effect) *(Note 4)*	(6,364)	(2,850)	(1,121)	(54,393)
Net income	¥ 73,801	¥ 41,247	¥ 34,565	$ 630,778
Income available to preferred shareholders *(Note 23)*	¥ 1,510	¥ 1,510	¥ 442	$ 12,906
Net income available to common shareholders	¥ 72,291	¥ 39,737	¥ 34,123	$ 617,872

	Yen			U.S. dollars (Note 1)
Earnings per 100 shares of common stock *(Note 16)*:				
Basic:				
Income from continuing operations	¥ 5,260	¥ 2,852	¥ 2,360	$ 44.96
Net income	¥ 4,834	¥ 2,661	¥ 2,285	$ 41.32
Diluted:				
Income from continuing operations	¥ 4,394	¥ 2,384	¥ 2,081	$ 37.56
Net income	¥ 4,046	¥ 2,231	¥ 2,016	$ 34.58

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Marubeni Corporation
At March 31, 2006, 2005 and 2004

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2006		2005		2004		2006	
Class I preferred stock *(Note 14)*:								
Balance at beginning of year	¥ 37,750		¥ 37,750		¥ –		$ 322,650	
Stock issued	–		–		37,750		–	
Balance at end of year	¥ 37,750		¥ 37,750		¥ 37,750		$ 322,650	
Common stock:								
Balance at beginning of year	¥194,039		¥194,039		¥194,039		$1,658,453	
Conversion of convertible debentures	30,897		–		–		264,077	
Balance at end of year	¥224,936		¥194,039		¥194,039		$1,922,530	
Capital surplus:								
Balance at beginning of year	¥125,436		¥125,430		¥ 87,765		$1,072,102	
Gain on sales of treasury stock	22		6		–		188	
Conversion of convertible debentures	30,445		–		–		260,214	
Excess of proceeds from issuance of preferred stock over the amount assigned to the preferred stock account *(Note 14)*	–		–		37,665		–	
Balance at end of year	¥155,903		¥125,436		¥125,430		$1,332,504	
Retained earnings (accumulated deficit):								
Balance at beginning of year	¥131,195		¥ 94,870		¥ 64,786		$1,121,325	
Net income	73,801	¥ 73,801	41,247	¥41,247	34,565	¥34,565	630,778	$ 630,778
Cash dividends – common and preferred stocks	(11,224)		(4,922)		(4,481)		(95,932)	
Balance at end of year	¥193,772		¥131,195		¥ 94,870		$1,656,171	
Accumulated other comprehensive income (loss) *(Note 15)*:								
Balance at beginning of year	¥(45,126)		¥(59,025)		¥(86,441)		$ (385,692)	
Unrealized gains on investment securities, net of reclassification *(Note 5)*		62,374		11,734		43,290		533,111
Currency translation adjustments, net of reclassification		36,136		(1,659)		(15,247)		308,854
Unrealized (losses) gains on derivatives, net of reclassification		(562)		3,859		(597)		(4,803)
Minimum pension liability adjustment *(Note 11)*		(1,070)		(35)		(30)		(9,145)
Other comprehensive income, net of tax	96,878	96,878	13,899	13,899	27,416	27,416	828,017	828,017
Comprehensive income		¥170,679		¥55,146		¥61,981		$1,458,795
Balance at end of year	¥ 51,752		¥(45,126)		¥(59,025)		$ 442,325	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (142)		¥ (82)		¥ (98)		$ (1,214)	
Treasury stock (repurchased) sold	(184)		(60)		16		(1,573)	
Balance at end of year	¥ (326)		¥ (142)		¥ (82)		$ (2,787)	
Disclosure of reclassification amount for the year ended:								
Unrealized gains on investment securities arising during the period	¥ 66,293		¥ 28,315		¥ 51,762		$ 566,607	
Less: reclassification adjustments for gains included in net income	(3,919)		(16,581)		(8,472)		(33,496)	
Net unrealized gains	¥ 62,374		¥ 11,734		¥ 43,290		$ 533,111	
Currency translation adjustments arising during period	¥ 33,832		¥ (4,295)		¥(17,803)		$ 289,162	
Less: reclassification adjustments for losses included in net income	2,304		2,636		2,556		19,692	
Net currency translation adjustments	¥ 36,136		¥ (1,659)		¥(15,247)		$ 308,854	
Unrealized gains (losses) on derivatives arising during the period	¥ 3,383		¥ 6,431		¥ (5)		$ 28,915	
Less: reclassification adjustments for gains included in net income	(3,945)		(2,572)		(592)		(33,718)	
Net unrealized (losses) gains on derivatives	¥ (562)		¥ 3,859		¥ (597)		$ (4,803)	

See accompanying notes.

Consolidated Statements of Cash Flows

Marubeni Corporation
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Operating activities				
Net income	¥ 73,801	¥ 41,247	¥ 34,565	$ 630,778
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	72,684	64,358	54,261	621,231
Provision for doubtful accounts	8,515	6,298	805	72,778
Equity in earnings of affiliated companies, less dividends received	(13,262)	(13,049)	(598)	(113,350)
Loss (gain) on investment securities	3,418	(28,709)	(16,077)	29,214
Loss on property, plant and equipment	21,292	6,288	1,555	181,983
Deferred income taxes	10,955	9,393	14,913	93,632
Loss from discontinued operations (after income tax effect) (*Note 4*)	6,364	2,850	–	54,393
Changes in operating assets and liabilities:				
Notes and accounts receivable	(45,810)	(4,080)	57,711	(391,538)
Inventories	452	17,561	(1,102)	3,863
Advance payments to suppliers and prepaid expenses and other assets	(88,039)	(4,045)	15,138	(752,470)
Prepaid pension cost	1,136	21,088	7,208	9,709
Notes, acceptances and accounts payable	31,670	33,201	18,839	270,684
Advance payments received from customers and accrued expenses and other liabilities	90,306	38,199	(2,704)	771,846
Accrued income taxes	695	1,283	(637)	5,940
Other	(40,769)	(18,059)	17,683	(348,454)
Net cash provided by operating activities	133,408	173,824	201,560	1,140,239
Investing activities				
Proceeds from sales of available-for-sale securities	13,410	50,728	33,717	114,615
Proceeds from redemptions of available-for-sale securities	1,630	–	1,679	13,932
Purchases of available-for sale securities	(42,116)	(50,847)	(20,730)	(359,966)
Proceeds from redemptions of held-to-maturity securities	26,114	1,316	1,033	223,197
Proceeds from sales of other investments	70,989	66,174	82,576	606,743
Acquisition of other investments	(100,594)	(40,121)	(61,352)	(859,778)
Proceeds from sales of property, plant and equipment and property leased to others	14,030	20,849	15,195	119,915
Purchases of property, plant and equipment and property leased to others	(211,037)	(65,324)	(66,478)	(1,803,735)
Collection of loans receivable	52,606	98,813	131,470	449,624
Loans made to customers	(18,813)	(35,545)	(59,127)	(160,795)
Net cash (used in) provided by investing activities	(193,781)	46,043	57,983	(1,656,248)
Financing activities				
Net increase (decrease) in short-term loans	5,348	(119,698)	(173,240)	45,709
Proceeds from long-term debt	525,792	387,677	458,836	4,493,949
Payments of long-term debt	(566,042)	(497,929)	(589,521)	(4,837,966)
Cash dividends paid – common and preferred stocks	(11,224)	(4,922)	(4,481)	(95,932)
(Purchase) sale of treasury stock, net	(168)	(54)	16	(1,436)
Proceeds from issuance of preferred stock	–	–	75,415	–
Other	257	(3,131)	(963)	2,197
Net cash used in financing activities	(46,037)	(238,057)	(233,938)	(393,479)
Effect of exchange rate changes on cash and cash equivalents	16,152	(1,347)	(13,385)	138,052
Net (decrease) increase in cash and cash equivalents	(90,258)	(19,537)	12,220	(771,436)
Cash and cash equivalents at beginning of year	459,194	478,731	466,511	3,924,735
Cash and cash equivalents at end of year	¥ 368,936	¥ 459,194	¥ 478,731	$ 3,153,299
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 47,808	¥ 45,045	¥ 45,071	$ 408,615
Income taxes	33,131	27,072	21,149	283,171
Non-cash investing and financing activities:				
Exchange of assets:				
Fair value of assets received	–	66	18,397	–
Carrying value of assets surrendered	–	14	16,665	–
Acquisition of subsidiaries (*Note 3*):				
Fair value of assets acquired	172,738	–	–	1,476,393
Fair value of liabilities assumed	97,088	–	–	829,812
Minority interest	14,317	–	–	122,367
Acquisition cost of subsidiaries	61,333	–	–	524,214
Non-cash acquisition costs of subsidiaries	51,356	–	–	438,940
Cash acquired	4,305	–	–	36,795
Acquisitions of subsidiaries, net of cash acquired	5,672	–	–	48,479
Issuance of common stock pursuant to conversion of convertible debentures	61,678	–	–	527,162

See accompanying notes.



Overseas Network

Africa
Abidjan
Addis Ababa
Algiers
Johannesburg
Lagos
Lusaka
Nairobi
Tripoli

Europe
Athens
Bucharest
Budapest
Dublin
Düsseldorf
Hamburg
London
Madrid
Milan
Oslo
Paris
Prague
Risley
Stockholm
Warsaw

Middle East
Abu Dhabi
Amman
Ankara
Baghdad
Cairo
Doha
Dubai
Istanbul
Kabul
Muscat
Riyadh
Sana'a
Tehran

CIS
Almaty
Khabarovsk
Kiev
Moscow
St. Petersburg
Tashkent
Yuzhno-Sakhalinsk

Oceania
Auckland
Melbourne
Perth
Sydney

China
Beijing
Chang Chun
Chengdu
Dalian
Guangzhou
Hong Kong
Kunming
Nanjing
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen

Asia
Bangkok
Calcutta
Chittagong
Colombo
Dhaka
Goa
Hanoi
Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Taipei
Ulan Bator
Vientiane
Yangon

North America
Calgary
Detroit
Houston
Los Angeles
Mexico City
New York
Omaha
Portland
Silicon Valley
Toronto
Vancouver
Washington D.C.

Central and South America
Bogotá
Buenos Aires
Caracas
Lima
Rio de Janeiro
Salvador
San José
Santiago
São Paulo



Overseas Corporate Subsidiaries

Marubeni America Corporation
(New York)

Marubeni Canada Ltd.
(Vancouver)

Marubeni Mexico S.A. de C.V.
(Mexico City)

Marubeni Venezuela C.A.
(Caracas)

Marubeni Brasil S.A.
(São Paulo)

Marubeni Argentina S.A.
(Buenos Aires)

Marubeni Chile LTDA.
(Santiago)

Marubeni Europe P.L.C.
(London)

Marubeni Nigeria Ltd.
(Lagos)

Marubeni Saudi Arabia Co., Ltd.
(Riyadh)

Marubeni Iran Co., Ltd.
(Tehran)

Marubeni India Private Ltd.
(New Delhi)

Marubeni Singapore Pte. Ltd.
(Singapore)

Dagangterus Sdn. Bhd.
(Kuala Lumpur)

Marubeni Thailand Co., Ltd.
(Bangkok)

P.T. Marubeni Indonesia
(Jakarta)

Marubeni Philippines Corporation
(Manila)

Marubeni China Co., Ltd.
(Shanghai)

Marubeni Hong Kong & South China Ltd.
(Hong Kong)

Marubeni Taiwan Co., Ltd.
(Taipei)

Marubeni Korea Corporation
(Seoul)

Marubeni Australia Ltd.
(Sydney)

Marubeni New Zealand Ltd.
(Auckland)

(As of April 1, 2006)

Major Subsidiaries and Affiliates

Agri-Marine Products

Company name	Main business	Nationality	Ownership
· Benirei Corporation	Refrigerated warehousing and wholesale of marine products	Japan	98.8%
Central Japan Grain Terminal Co., Ltd.	Grain warehousing, stevedoring and transportation operations	Japan	50.0%
· Cia. Iguaçu de Café Solúvel	Production of instant coffee	Brazil	72.4%
· Columbia Grain International, Inc.	Grain trading	U.S.A.	100.0%
Great Wall Food (Dalian) Co., Ltd.	Broiler farming and processing	China	40.0%
Hasegawa Co., Ltd.	Confectionery wholesaler	Japan	35.0%
· Marubeni Chikusan Corporation	Marketing of livestock, meats and processed products	Japan	100.0%
· Marubeni Egg Corporation	Production and sales of eggs	Japan	100.0%
· Marubeni Foods Corporation	Wholesale of coffee, tea, juice, alcoholic beverages and foodstuffs	Japan	100.0%
· Marubeni Foods Investment Co., Ltd.	Investment in retailers for the Agri-Marine Products Group of Marubeni	Japan	100.0%
· Marubeni Retail Investment Corporation	Shareholding activities	Japan	100.0%
· Marubeni Nisshin Feed Co., Ltd.	Manufacture of compound feed	Japan	60.0%
· Marukoh Fisheries Co., Ltd.	Wholesale of domestic and imported tuna	Japan	100.0%
· Melitta Japan Ltd.	Coffee filter paper, equipment trading	Japan	60.0%
· Nacx Nakamura Corporation	Wholesale, transportation and processing of frozen foods, and refrigerated warehousing	Japan	83.5%
· Nippon Chunky Co., Ltd.	Broiler GPS farming & PS production	Japan	100.0%
· North Pacific Seafoods, Inc.	Processing and wholesale of marine products	U.S.A.	100.0%
· Pacific Grain Terminal Ltd.	Grain warehousing, stevedoring and transportation	Japan	78.4%
· Rangers Valley Cattle Station Pty. Ltd.	Cattle feedlot operation	Australia	100.0%
· Rice World Co., Ltd.	Wholesale of rice and processed rice	Japan	99.0%
S Foods Inc.	Meat and variety meat processing and sales	Japan	15.1%
· Stork Corporation	Catering services	Japan	70.0%
· Ten Corporation	Management of "Ten-Don" fast-food chain	Japan	17.3%
Terlogs Terminal Maritimo Ltda.	Grain transport, storage and port handling operations	Brazil	25.5%
The Maruetsu, Inc.	Supermarket chain	Japan	30.2%
The Nisshin OilliO Group, Ltd.	Seed crushing and sales of edible oils, fine chemicals and healthy food products	Japan	15.2%
Tobu Store Co., Ltd.	Supermarket chain	Japan	25.4%
Tokyo Allied Coffee Roasters Co., Ltd.	Manufacture and wholesale of roasted coffee	Japan	23.8%
· Tokyo Flour Milling Co., Ltd.	Flour milling	Japan	59.4%
Toyo Sugar Refining Co., Ltd.	Sugar refining	Japan	39.3%
Viñas Argentinas S.A.	Production of wine and must	Argentina	40.0%
Weifang Meicheng Foodstuffs Company Ltd.	Broiler farming and processing	China	20.0%
Yamaboshiya Co., Ltd.	Wholesale of confectionery	Japan	44.8%

Textile

Company name	Main business	Nationality	Ownership
· Baisu Corporation Ltd.	Design, production and sales of casual wear	Japan	100.0%
· Benny Toyama Corporation	Manufacture of fishing nets and warp-knit products	Japan	96.7%
Erawan Textile Co., Ltd.	Spinning and weaving of cotton and polyester/cotton fabrics	Thailand	37.2%
Fabricant Co., Ltd.	Production and sales of Lacoste-brand clothing	Japan	33.4%
JIANGYIN NIKKE WORSTED SPINNING CO., LTD.	Production and sales of combed wool	China	30.0%
· Kyoto Marubeni Co., Ltd.	Wholesale of Japanese kimonos and related products	Japan	99.9%
· Marubeni Fashion Link, Ltd.	Wholesale of fabrics, textile products, garments and fashion accessories	Japan	100.0%
· Marubeni Fashion Planning Corp.	Consulting on fashion merchandising, planning, design and research	Japan	100.0%
· Marubeni Intex Co., Ltd.	Wholesale of industrial and interior textiles, ready-made goods and materials	Japan	100.0%
· Marubeni Mate Co., Ltd.	Uniform design, production, sales and rentals and subcontracting of related clerical operations	Japan	100.0%
· Marubeni Tex Co., Ltd.	Wholesale of textile piece goods	Japan	100.0%
· Marubeni Textile Asia Pacific Ltd.	Import, export and domestic trading of textile materials and garments	China	100.0%
· Marubeni Textile Business Support Co., Ltd.	Supporting of delivery and accounting for textile products	Japan	100.0%
· Marubeni Textile (Shanghai) Co., Ltd.	Import, export and domestic trading of textile materials and garments via bases in China	China	100.0%

· Consolidated subsidiary

· Pacific Clothing Inc.	Design, production and sales of casual wear	Japan	70.0%
· SHANGHAI TONG NUAN HONG KNITTING CO., LTD.	Production and sales of socks	China	90.0%
· Shanghai Xin Hong Textile Co., Ltd.	Spinning of synthetic yarn	China	65.0%
· SHANGHAI XIN SONG HONG TEXTILE DECORATIONS CO., LTD.	Manufacture of acrylic print mats	China	86.8%
· SHANGHAI XIN YUAN HONG YARN DYEING CO., LTD.	Dyeing of synthetic blends, cotton and wool	China	50.0%
Thai Textile Development & Finishing Co., Ltd.	Dyeing and finishing of cotton and synthetic fabrics	Thailand	27.5%
Tokai Dyeing Co., (Thailand) Ltd.	Dyeing, printing and finishing of cotton and synthetic fabrics	Thailand	31.2%
WONDERFUL SAIGON GARMENT CO., LTD.	Production of uniforms and other clothing	Vietnam	39.6%

Forest Products & General Merchandise

Company name	Main business	Nationality	Ownership
CAMS Chain Corporation	Wholesale of a full range of car accessories	Japan	33.3%
Daishowa-Marubeni International Ltd.	Manufacture and sales of pulp	Canada	50.0%
· Fuji Coated Paper Co., Ltd.	Production, sales and marketing of coated paper	Japan	100.0%
· Forestnet Co., Ltd.	Sales and marketing of printing/writing paper by Internet, and other related services	Japan	65.0%
· Fukuyama Paper Co., Ltd.	Manufacture of corrugating medium and paper tube materials	Japan	55.0%
· Japan Indonesia Petrochemical Investment Corporation	Capital contributions toward P.T. Tanjungenim Lestari Pulp & Paper (PT TEL) and P.T. Musi Hutan Persada (PT MHP); preparation of loan facility for PT TEL and MHP	Japan	100.0%
· Koa Kogyo Co., Ltd.	Manufacture of corrugating medium, containerboard and printing paper	Japan	77.5%
Konica Minolta Business Solutions Do Brasil Ltda.	Assembly and sales of copiers	Brazil	49.0%
· Marubeni Building Materials Co., Ltd.	Wholesale of wood products and construction materials	Japan	100.0%
· Marubeni Business Machines (America), Inc.	Sales of copying machines and other office equipment to Central and South America	U.S.A.	100.0%
· Marubeni Cement & Construction Materials Co., Ltd.	Wholesale of cement and construction materials	Japan	90.0%
· Marubeni CLS Corporation	Sales of synthetic leather	Japan	100.0%
· Marubeni Footwear Inc.	Export, import and sales of footwear	Japan	100.0%
· Marubeni Footwear Resources Limited	Development and sourcing for footwear, bags and related materials	China	100.0%
· Marubeni International Commodities (Singapore) Pte. Ltd.	Sales of natural rubber and related products	Singapore	100.0%
· Marubeni Lumber Co., Ltd.	Sawmilling and wholesale of logs and lumber	Japan	100.0%
· Marubeni Office Supply Co., Ltd.	Conversion and sales of information processing paper	Japan	97.1%
· Marubeni Paper & Pulp Logistics Co., Ltd.	Integrated logistics management of imported and domestic paper and pulp products	Japan	91.9%
· Marubeni Paper Recycle Co., Ltd.	Assortment and sales of waste paper	Japan	100.0%
· Marubeni Pulp & Paper North America Inc.	Sales of paper, paperboard, wood pulp and wood chips	U.S.A.	100.0%
· Marubeni Pulp & Paper Sales Co., Ltd.	Wholesale of all types of paper	Japan	88.5%
· Marubeni Pulp & Paper Sales Europe GmbH	Sales of thermal paper, inkjet paper and pulp	Germany	100.0%
· Marubeni Techno Rubber Corporation	Wholesale of rubber materials and chemicals	Japan	100.0%
Marusumi Paper Co., Ltd.	Manufacture and sales of printing paper and pulp	Japan	32.2%
Marusumi Whangarei Co., Ltd.	Manufacture and sales of wood chip	New Zealand	49.0%
· Mascot-Chemical Paper Co., Ltd.	Manufacture and sales of cash register paper	Japan	70.8%
· Mecca Corporation	Import and marketing fitness equipment, sports/medical products	Japan	100.0%
· Nantong Jiehong Recycle Corporation	Collection and sales of waste paper	China	53.9%
· N.V. Yokohama Belgium S.A.	Sales of Yokohama tires in Belgium and Luxembourg	Belgium	33.4%
· Pan Pacific Fiber, Inc.	Collection and sales of waste paper	U.S.A.	66.7%
· Precision Japan Ltd.	Sales of shafts, grips and other golf club tuning components and accessories; import of fitness equipment	Japan	100.0%
· P.T. Musi Hutan Persada	Plantation investment and management; sales of pulp and logs from plantation forest	Indonesia	60.0%
· P.T. Tanjungenim Lestari Pulp & Paper	Production and sales of Acacia-based wood pulp	Indonesia	85.0%
· Shanghai Marubeni Paper Sales Co., Ltd.	Trading of paper and paperboard	China	70.0%
Smatra Pulp Corporation	Capital contributions towards PT Tanjungenim Lestari Pulp & Paper	Japan	49.9%
· Southern Plantation Forest Pty. Ltd.	Hardwood plantation, chip production and sales activities	Australia	57.1%

· Consolidated subsidiary

· Taiei Sangyo Co. Ltd.	Plastics thermoforming	Japan	88.5%
Thaimac STR Co., Ltd.	Production and sales of natural block rubber (STR)	Thailand	49.0%
· UNIMAC Rubber Co., Ltd.	Production and sales of natural rubber	Thailand	75.0%
· WA Plantation Resources Pty Ltd.	Wood chip export and plantation	Australia	50.0%
Well Corporation	Collection and sales of office wastepaper and classified document	Japan	40.0%
Yokohama Reifen GmbH	Sales of Yokohama tires mainly in Germany	Germany	25.0%
Yokohama Tyre Australia Pty Ltd.	Tyre distributor	Australia	40.0%

Chemicals

Company name	Main business	Nationality	Ownership
· Agrovista B.V.	Holding company of agrochemicals distributors in the U.K. and the Netherlands	U.K.	100.0%
· Agrovista France S.A.S.	Holding company of distributors for agrochemicals, home and garden products in France	France	100.0%
Beijing Asahi Glass Electronics Co., Ltd.	Manufacture and sales of multiform and frit glass	China	20.0%
CMK Electronics (Wuxi) Co., Ltd.	Development, manufacture and sales of PCB (printed circuit boards)	China	20.0%
Dampier Salt Limited	Production and sales of salt and gypsum	Australia	20.4%
· Fujifilm Hungary Ltd. (Fujifilm Magyarorszag Kft.)	Sales and service for Fujifilm products and related merchandise in Hungary	Hungary	100.0%
· Helena Chemical Company	Distribution of agrochemicals, fertilizer and seeds	U.S.A.	100.0%
· Image Ukraine CJSC	Sales of photosensitive materials and products	Ukraine	76.0%
Japan Opto Display Technology Co., Ltd.	Manufacture and sales of liquid crystal color filters and processing of related components	Japan	30.0%
· Jiangmen Senkei Chemical Tank Storage Co., Ltd.	Operation of molten caprolactam storage facilities	China	100.0%
Katakura Chikkarin Co., Ltd.	Production and sales of fertilizer, sales of LPG, feedstuffs and foods	Japan	25.6%
Key Plastics (Dalian) Co., Ltd.	Manufacture and sales of tools and plastic products	China	20.0%
· Marubeni Chemical Asia Pacific Pte. Ltd.	Import/export/offshore trade of organic and specialty chemicals	Singapore	100.0%
· Marubeni Chemicals (Shanghai) Co., Ltd.	Import/export of chemicals, offshore trade, bonded-area trading and consulting	China	100.0%
· Marubeni Chemix Corporation	Sales and foreign trade of organic chemicals and specialty chemicals	Japan	100.0%
· Marubeni Information Technology (Shanghai) Co., Ltd.	Import/export of electronic-related components and materials	China	100.0%
· Marubeni Plax China Ltd.	Import/export of plastic materials and products, and construction materials	China	100.0%
· Marubeni Plax Corporation	Sales and foreign trade of plastic products and resin	Japan	100.0%
· Marubeni Specialty Chemicals (Europe) GmbH	Sales and foreign trade of specialty chemicals in Europe	Germany	100.0%
· Marubeni Specialty Chemicals Inc.	Sales and foreign trade of specialty chemicals in the U.S.	U.S.A.	100.0%
· M-I Chemicals Co., Ltd.	Manufacture and sales of PVC compounds	Japan	100.0%
Nantong Rayon Chemical Co., Ltd.	Manufacture and sales of PMMA resin	China	20.0%
· Nantong Wanhong Agrochemical Co., Ltd.	Formulation and sales of agrochemicals	China	85.0%
Nissan-Agri Co., Ltd.	Production and sales of fertilizer, sales of agricultural chemicals and golf-related business	Japan	35.0%
· Polyglory (Hong Kong) Ltd.	Manufacture and sales of PE films	China	96.3%
· Polytech Incorporated	Manufacture and sales of polyester sheet	Japan	100.0%
P.T. Fukusuke Kogyo Indonesia	Manufacture and sales of PE films	Indonesia	35.0%
· Saitama Pet Bottle Recycle Co., Ltd.	Production and sales of PET flakes made from used PET bottles	Japan	100.0%
Shanghai Asahi Electronic Glass Co., Ltd.	Manufacture and sales of glass bulbs for CRT	China	25.0%
· Shinko Chemical Terminal Co., Ltd.	Manufacture, sales, transportation and management of storage terminals of chemical products	Japan	85.5%
· Tianjin Benny Sulphur Co., Ltd.	Import, processing and sales of molten sulphur	China	67.2%
Wuxi Zhenyu Chemical Co., Ltd.	Production and sales of sulphuric acid, SOP and hydrochloric acid	China	44.4%
· ZAO Fujifilm RU	Sales of photosensitive materials and products	Russia	100.0%

Energy

Company name	Main business	Nationality	Ownership
· Energy U.S.A. Inc.	Nuclear energy-related business	U.S.A.	100.0%
· Marubeni Energy Corporation	Sales of petroleum products; operation of oil terminals and service stations	Japan	66.6%
· Marubeni Ennex Corporation	Management and operation of oil and gas terminals	Japan	100.0%
· Marubeni Liquefied Gas Corporation	Sales of LPG; operation of LPG filling stations	Japan	100.0%

· Consolidated subsidiary

· Marubeni International Petroleum (Singapore) Pte. Ltd.	Petroleum trading primarily in Asia and Oceania	Singapore	100.0%
· Marubeni LNG International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.0%
· Marubeni North Sea Limited	Oil and gas development and production in the North Sea	U.K.	100.0%
· Marubeni Oil & Gas (USA) Inc.	Oil and gas development and production in the Gulf of Mexico	U.S.A.	100.0%
· Marubeni Utility Services, Ltd.	Sales of nuclear power plant-related components and services	Japan	100.0%
· MIECO Inc.	Petroleum trading primarily in North America and the Pacific Rim	U.S.A.	100.0%
· MQL International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.0%
· Ravva Oil (Singapore) Pte. Ltd.	Oil and gas development and production in India's Ravva oilfield	Singapore	100.0%
Shenzhen Sino-Benny LPG Co., Ltd.	Import and sales of LPG in China	China	49.0%
· Toh-hoku Sekiyugas Co., Ltd.	Sales of petroleum products and LPG	Japan	100.0%

Metals & Mineral Resources

Company name	Main business	Nationality	Ownership
East Cheer Investment Ltd.	Investment in Shenzhen KTM Glass Substrates Co., Ltd., a company that manufactures and sells glass disk substrates for hard disk drives	China	40.0%
· Marubeni Aluminium Australia Pty. Ltd.	Investment in aluminum business in Australia and sales of aluminum ingots	Australia	100.0%
· Marubeni Coal Pty. Ltd.	Investment in coal business in Australia	Australia	100.0%
· Marubeni LP HOLDING B.V.	Investment in Los Pelambres copper mine in Chile	Netherlands	100.0%
· Marubeni Metals & Minerals (Canada) Inc.	Investment in aluminum business in Canada and sales of aluminum ingots	Canada	100.0%
· Marubeni Metals Corporation	Sales of nonferrous and light metal products	Japan	100.0%
· Marubeni Tetsugen Co., Ltd.	Sales of raw materials for steelmaking, ferro alloys and other minerals	Japan	100.0%
· Marubeni Thermal Coal Pty. Ltd.	Investment in Dartbrook coal mine in Australia	Australia	100.0%
NMBG (H.K.) Ltd.	Production and sales of intermediate materials used in production of printed circuit boards	China	30.0%
Silbasa-Silicio de Alta Pureza da Bahia S.A.	Production and sales of high purity ferro silicon	Brazil	24.6%
Toyo-Memory Technology Sdn. Bhd.	Production of aluminum disks for hard disk drives (HDDs)	Malaysia	40.0%

Transportation & Industrial Machinery

Company name	Main business	Nationality	Ownership
· Advantage Funding Management, Inc.	Finance and lease of automobiles	U.S.A.	80.0%
· Avenue Machinery Corporation	Sales of agricultural equipment	Canada	100.0%
· Citizen Machinery America, Inc.	Sales and engineering service for machine tools	U.S.A.	49.0%
CODACA Holding & Investment Co., Ltd.	Import, assembly and distribution of Hino trucks	Guatemala	49.0%
Ecomanage Corporation	Design, implementation, contracting and consulting for waste treatment business	Japan	40.0%
· Gallery Automotive Group, LLC.	Sales and service of automobiles	U.S.A.	100.0%
Hitachi Construction Machinery (Australia) Pty. Ltd.	Sales and service of construction machinery in Australia	Australia	20.0%
Kamco Co., Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	Korea	20.0%
Kubota (Deutschland) GmbH	Sales and service of Kubota tractors, generators, engines and construction machinery	Germany	20.0%
Kubota (U.K.) Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	U.K.	40.0%
Kubota Canada Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	Canada	20.0%
Kubota Construction Machinery (Shanghai) Co., Ltd.	Import, sales and after-service for Kubota small-scale construction machinery	China	25.0%
Kubota Europe S.A.	Sales and service of Kubota tractors, generators, engines and construction machinery	France	26.2%
Kubota Tractor Australia Pty. Ltd.	Sales and service of Kubota tractors, generators, engines and construction machinery	Australia	20.0%
· Long Island Automotive Group, Inc.	Sales and service of automobiles	U.S.A.	100.0%
· Marubeni Aerospace America Corporation	Export of aircraft, engines, onboard equipment, space products and these parts to Japan	U.S.A.	100.0%

· Consolidated subsidiary

· Marubeni Aerospace Corporation	Sales, export, import and lease of aircraft, engines, onboard equipment, satellites and those parts	Japan	100.0%
· Marubeni Auto & Construction Machinery America Inc.	Sales, import and export of automobiles and construction machinery, and investment	U.S.A.	100.0%
· Marubeni Auto and Construction Machinery (Russia) Co., Ltd.	Import, sales and after-service of construction machinery	Russia	100.0%
· Marubeni Auto Investment (UK) Limited	Sales and service of automobiles	U.K.	100.0%
· Marubeni Automotive Corporation	Import and export of automotive parts	Japan	100.0%
· Marubeni Aviation International Limited	Aircraft lease/finance and export of helicopters, onboard equipment and these parts to Japan	U.K.	100.0%
· Marubeni Aviation Services Limited	Investment in aircraft engine development programs and leasing of aircraft	Cayman Islands	100.0%
· Marubeni Citizen-Cincom, Inc.	Sales of Citizen machine tools	U.S.A.	60.0%
· Marubeni Construction Machinery Poland SP. ZO.O.	Sales of agricultural machinery and forklift	Poland	100.0%
· Marubeni Construction Machinery Sales, Inc.	Sales of construction machinery	Japan	100.0%
· Marubeni Disc Systems, Inc.	Sales of optical disc, CD and DVD machinery	U.S.A.	80.0%
· Marubeni Komatsu Ltd.	Import, sales and service of construction machinery	U.K.	100.0%
· Marubeni Machinery Co., Ltd.	Sales and distribution of printing machinery and industrial machinery	Japan	100.0%
· Marubeni Techno-Systems Corp.	Sales of machinery relating to media, food, beverage, packaging, chemical and environmental equipment	Japan	100.0%
Nissan Diesel America, Inc.	Import, distribution and service of Nissan Diesel trucks	U.S.A.	50.0%
· Nissan Marubeni Ltda.	Import, distribution and service of Nissan automobiles, trucks and parts	Chile	100.0%
· N.V. Marubeni Auto and Construction Machinery (Europe) S.A.	Import, distribution and service of Nissan automobiles and parts	Belgium	100.0%
· N.V. Nissan Belgium S.A.	Wholesale and distribution of Nissan automobiles	Belgium	100.0%
P.T. Astra Multi Finance	Finance of vehicles	Indonesia	20.0%
P.T. Surya Artha Nusantara Finance	Finance of construction machinery	Indonesia	40.0%
· Shinnihon Reiki Co., Ltd.	Engineering and construction of industrial-use cooling towers and accessories	Japan	100.0%
· Toyota Ghana Company Limited	Import and distribution of Toyota vehicles	Ghana	100.0%
· UD Trucks (Oceania) Pty. Ltd.	Import and distribution of Nissan Diesel trucks	Australia	100.0%
Unipres Mexicana, S.A. de C.V.	Sales and manufacture of automotive body panels	Mexico	18.8%
Unipres U.S.A. Inc.	Sales and manufacture of automotive body panels	U.S.A.	25.0%

Power Projects

Company name	Main business	Nationality	Ownership
· Armada Power Holdings, S.L.	Holding company of overseas power assets	Spain	100.0%
Asia Gulf Power Holding Company	Investment in Taweelah B power and water project in Abu Dhabi	Cayman Islands	35.0%
· Axia Power Holdings Australia B.V.	Holding company of overseas power assets	Netherlands	100.0%
Carthage Power Company sarl	Build-operate-own (BOO) retail power business in Tunisia	Tunisia	40.0%
Eastern Power and Electric Company Limited	IPP in Thailand	Thailand	28.0%
· Fuel Cell Japan, Co., Ltd.	Operation and maintenance of molten carbonate fuel cells	Japan	100.0%
· Geoenergia de Guanacaste Ltda.	Geothermal IPP in Costa Rica	Costa Rica	100.0%
· Hamanasu Wind Power Corporation	IPP of Shimamaki Wind Farm, Hokkaido	Japan	100.0%
· Marpless Communication Technologies (Pty.) Ltd.	Sales and engineering of telecom & information systems in Africa	South Africa	51.0%
· Marubeni Asian Power Ltd.	Asset management, marketing and development of power projects in Asia Pacific region	Hong Kong	100.0%
· Marubeni Energy Services Corporation	Operation and maintenance of Mindanao Geothermal Power Plant units 1 and 2	Philippines	100.0%
· Marubeni Europower Ltd.	Asset management, marketing and development of power projects in Europe, Middle East and Africa	U.K.	100.0%
· Marubeni Network Systems Corporation	Energy monitoring service, and sales & development of building automation	Japan	100.0%
· Marubeni Network Systems (Europe) B.V.	Sales and engineering of telecom & public security systems in Europe and Africa	Netherlands	100.0%
· Marubeni Power Development Corporation	Development and operation of overseas IPP projects	Japan	100.0%
· Marubeni Power International Inc.	Marketing and development of power projects in Inter-American region	U.S.A.	100.0%
· Marubeni Power Systems Corporation	Engineering, procurement and construction services for overseas power projects	Japan	100.0%
· Mibugawa Power Company	Operation and management of Mibugawa Hydro Power Station	Japan	100.0%

· Consolidated subsidiary

Millmerran Power Partners	IPP in Queensland, Australia	Australia	30.0%
· Minami-Kyushu Wind Power Corporation	Sales of wind-generated electricity produced in Kagoshima, Japan	Japan	80.0%
· Mindanao I Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.0%
· Mindanao II Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.0%
Misaki Wind Power Corporation	Sales of wind-generated electricity produced in Ehime, Japan	Japan	49.0%
PPN Power Generating Company Limited	IPP in India	India	26.0%
· P.T. Matlamat Cakera Canggih	Marketing, development, contracting and execution for power projects in Indonesia	Indonesia	75.0%
· Rabigh Arabian Water and Electricity Co.	Cogeneration of Electricity, Water Steam for petrochemical and refinery in Saudi Arabia	Saudi Arabia	30.0%
San Roque Power Corporation	IPP of San Roque Multipurpose Dam Project	Philippines	92.5%
Sarakitomanai Wind Power Corporation	Sales of wind-generated electricity produced in Hokkaido, Japan	Japan	49.0%
SEC HoldCo., S.A.	Wind power generation business operations in Spain	Spain	50.0%
· Sithe Ichon Cogeneration Co., Ltd.	Sales of wind-generated electricity in Ichon, Korea	Korea	100.0%
· SmartestEnergy Ltd.	Consolidation and sales of electricity and green benefits in the U.K.	U.K.	100.0%
· Smithfield Power Partnership	IPP in South Wales, Australia	Australia	100.0%
Tapal Energy (Private) Ltd.	Sales of diesel-generated electricity produced in Pakistan	Pakistan	40.0%
Uni-Mar Enerji Yatirimlari A.S.	IPP in Turkey	Turkey	33.3%
Youngduk Wind Power Co., Ltd.	Sales of wind-generated electricity in Youngduk, Korea	Korea	34.0%
· Yuya Wind Power Corporation	Sales of wind-generated electricity produced in Yamaguchi, Japan	Japan	90.0%

Plant, Ship & Infrastructure Projects

Company name	Main business	Nationality	Ownership
Aquasistema Salina Cruz S.A. de C.V.	Build-operate-transfer (BOT) water recycling and desalination project for PEMEX	Mexico	50.0%
Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd.	BOT water supply project for Chengdu Municipal Government, Sichuan Province	China	40.0%
Companiá de Nitrógeno de Cantarell S.A. de C.V.	Production and supply of nitrogen for PEMEX of Mexico	Mexico	35.0%
Companiá de Servicios de Compresión de Campeche, S.A. de C.V.	Compression of associated gas at Cantarell oil field in Mexico	Mexico	50.0%
Jenets Co., Ltd.	Metering of potable water and wastewater usage, utility fee collection services	Japan	47.5%
JMD Greenhouse Gases Reduction Co., Ltd.	Purchase and sell the CERs which are obtained by decomposition of HFC-23 By-product of HCFC22	Japan	43.0%
KAFCO Japan Investment Co., Ltd.	Investment and related services for Karnaphuri Fertilizer Co., Ltd.	Japan	26.8%
KAJI TECHNOLOGY CORPORATION	Manufacture and sales of pressing machines, textile machines, cast products, and industrial machinery	Japan	36.9%
· Koyo Line Ltd.	Ship management, brokerage and trade of ship equipment and others	Japan	100.0%
· MARCOP Inc.	Production and sales of pulverized coal to Gary steel plants in the U.S.	U.S.A.	100.0%
· Marubeni Tekmatex Corporation	Import, export and domestic sales of textile machinery	Japan	100.0%
· Marubeni TEKMATEX (Thailand) Co., Ltd.	Sales and technical services for textile plants and machinery	Thailand	49.0%
· Marubeni Transport Engineering Co., Ltd	Planning and development of transport systems	Japan	100.0%
· Marubeni Plant Contractor Inc.	Civil work and installation of plants in the U.S.	U.S.A.	100.0%
· Marubeni Protechs Corporation	Export, transport and installation of equipment and machines, plant construction, cement, pulp and paper, nonferrous metals, sugar, plywood and steel, oil and petrochemical plants	Japan	100.0%
· MCP Iron Oxide, Inc.	Investment in American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide	U.S.A.	100.0%
· Royal Maritime Corporation	Ship leasing and financing	Liberia	100.0%
Sakhalin Shelf Service Company	Management of equipment-supply base for Sakhalin Project	Russia	25.0%
Suisei Corporation	Integrated supply & waste water management service	Japan	50.0%
· Swift Spinning Inc.	Production of cotton yarns	U.S.A.	100.0%
· TEKMATEX, INC.	Import sale of textile machinery, components and others	U.S.A.	100.0%

Information & Communication

Company name	Main business	Nationality	Ownership
· com Partners Co., Ltd.	Outsourcing of Internet/telephone support services and SPO (sales process outsource) for mobile phone sales	Japan	70.0%

· Consolidated subsidiary

· Global Access Ltd.	Providing international/domestic combined bandwidth via own fiber-optic cable network	Japan	99.9%
· Global Solution KK	Internet access service, ASP, iDC and IP-VPN service provider	Japan	99.9%
LCA Holdings Pty. Ltd.	Manufacture and sales of lighting equipment and fixtures	Australia	45.0%
· Marubeni Information Systems Co., Ltd.	Operation and development of information and communication systems	Japan	66.0%
Marubeni Infotec Corporation	Wholesale of PCs and peripheral equipment, electronics components and software	Japan	46.9%
· Marubeni Solutions Corporation	Sales of computers, network products, semiconductor-related products, and SI	Japan	100.0%
· Marubeni Solutions USA Corporation	Marketing and sales of advanced electronic equipment/devices	U.S.A.	100.0%
· Marubeni Telecom Co., Ltd.	Sales of telecommunications services and equipment, IT solutions and mobile contents	Japan	70.0%
Marunouchi Direct Access Ltd.	Area local exchange carrier, providing last-mile solutions to supply dark fiber and co-location service in Marunouchi, Tokyo	Japan	49.0%
· Mighty Card Corporation	Planning, development and sales of wireless IC tag solutions	Japan	87.8%
· Mystery Channel, Inc.	Broadcast of Mystery Channel on satellite broadcasting and CATV	Japan	67.3%

Development & Construction

Company name	Main business	Nationality	Ownership
· Benny estate service Co., Ltd.	Property management of condominiums, buildings and complexes	Japan	99.3%
· FUYO KANKO Co., Ltd.	Operation of Fuyo Country Golf Club	Japan	74.5%
· Japan REIT Advisors Co., Ltd.	Asset management business of the assets owned by United Urban Investment Corporation	Japan	51.0%
· KOEI Co., Ltd.	Operation of golf courses	Japan	100.0%
Humax REIT Advisors Co., Ltd.	Management of real estate investment assets	Japan	45.0%
KOSHIGAYA COMMUNITY PLAZA CORPORATION	Development and leasing of commercial complex	Japan	42.9%
Lima Land, Inc.	Development, sales and management of Lima Technology Center	Philippines	40.0%
· Marubeni Real Estate Co., Ltd.	Development, leasing and rental of real estate and hotel management	Japan	100.0%
· Marubeni Real Estate Sales Co., Ltd.	Sales agent and planning, consultation and coordination of real estate	Japan	100.0%
· P.T. Megalopolis Manunggal Industrial Development	Development, sales and management of MM 2100 Industrial Town	Indonesia	60.0%
P.T. Mekanusa Cipta and four companies	Development of residential estate in Cibubur, Bogor. Area for development: 440ha, sales units: 10,160 units.	Indonesia	26.0%
· PARK LANE CORPORATION	Operation of Hotel Park Lane at Yokohama–Tsurumi and Nishikasai	Japan	100.0%
· Shanghai House Property Development	Housing development for local people in Shanghai, China	China	60.0%
Shanghai International Realty Co., Ltd.	Development of rental housing projects for foreigners 117 units	China	30.0%
Shanghai Xincheng Development Co., Ltd.	Development of housing estates for local residents in Shanghai	China	42.0%
Sin Heap Lee-Marubeni Sdn. Bhd.	Development of residential project and golf course in Malaysia. Sales of golf membership and management of the golf course by its subsidiary, Sungai Long Golf Resort Bhd.	Malaysia	40.0%
TIPNESS Limited	Operation of sports club and facilities	Japan	28.6%
· Tsunagu Network Communications, Inc.	MDU (Multiple Dwelling Unit) broadband internet service provider	Japan	60.0%

Finance, Logistics & New Business

Company name	Main business	Nationality	Ownership
Avanti Staff Corporation	Temporary staff placement, recruitment services, outsourcing and training services	Japan	42.5%
Bauan International Port, Inc.	Port and harbor operations	Philippines	20.0%
Eastern Sea Laem Chabang Terminal Co., Ltd.	Container terminal operation in Thailand	Thailand	30.0%
GCI Capital Co., Ltd.	Investment advisory house, provision of foreign exchange margin trade	Japan	19.4%
· Higashi Ginza Printing and Publishing Co., Ltd.	Planning, design, production and printing of advertisements, catalogs and other printed media; related marketing support and data analysis	Japan	72.8%
· iSigma Capital Corporation	Investment fund management company	Japan	100.0%
Lima Logistics Corporation	Warehousing and logistics operations	Philippines	29.0%
· Logipartners, Inc.	Management and operation of various logistics centers, distribution and related consulting services	Japan	100.0%
· Marnix Corporation	Insurance brokerage, risk consulting	Japan	100.0%
· Marnix Europe Ltd.	Insurance brokerage	U.K.	100.0%

· Consolidated subsidiary

· Marubeni Capital America Corporation	Investment in pre-IPO stock funds and hedge funds	U.S.A.	100.0%
· Marubeni Document Systems Inc.	Preparation of shipping documentation	Japan	100.0%
· Marubeni International Finance p.l.c.	General finance operations	U.K.	100.0%
· Marubeni Logistics Corporation	Warehousing and logistics services	Japan	100.0%
· Marubeni Safenet Co., Ltd.	Insurance agency	Japan	100.0%
· Marubeni Transport Service Corporation	Logistics services	U.S.A.	100.0%
· MDI Logi Co., Ltd.	Management and logistics operations for medical materials for medical institutions	Japan	80.0%
MG Leasing Corporation	General leasing	Japan	25.0%
· M&C Shanghai Ltd.	Business consulting service in the east China region	China	100.0%
· M&C South China Ltd.	Business consulting service in the south China region	China	100.0%
· New Marble Insurance Company Pte. Ltd.	Marine cargo reinsurance company for Marubeni group companies	Singapore	100.0%
Shanghai Waihong International Logistics Co., Ltd.	Warehousing and logistics services	China	25.0%
· Thai Logistics Service Co., Ltd.	Export and domestic logistics operations in Thailand	Thailand	45.0%

Iron & Steel Strategies and Coordination Dept.

Company name	Main business	Nationality	ownership
Marubeni Construction Material Lease Co., Ltd.	Leasing and sales of temporary construction materials	Japan	35.3%
Marubeni-Itochu Steel Inc.	Manufacture, processing, import, export and sales of steel products	Japan	50.0%
Thai Cold Rolled Steel Sheet Public Co., Ltd.	Manufacture of cold-rolled steel sheet	Thailand	37.6%

Business Incubation Dept.

Company name	Main business	Nationality	Ownership
· Given Imaging KK	Sales company in Japan for capsule endoscopes	Japan	34.0%

Others

Company name	Main business	Nationality	Ownership
· Columbia Grain, Inc.	Grain elevator ownership, operation and lease to CGII	U.S.A.	100.0%
· FAZIX	Drug design through analysis of protein structure and function	U.S.A.	100.0%
· MAC ROX Inc.	Investment in American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide	U.S.A.	100.0%
· MAC TRAILER LEASING LLC.	Refrigerated trailer leasing	U.S.A.	100.0%
· Marubeni Financial Service Corporation	Loan and zero balance transactions, and financial accounting support and consulting for the Marubeni Group	Japan	100.0%
· Marubeni Finance Holland B.V.	General finance operations and group finance	Netherlands	100.0%
· Marubeni Personnel Management Corporation	Services and consulting regarding personnel management	Japan	100.0%
· MARUBENI SERVICE CORPORATION	Maintenance services for buildings and product sales	Japan	100.0%
· MARICS CO., LTD.	Credit management-related consulting and services	Japan	100.0%
· M.Montreal Sporting Club Corporation	Investment in sports club ownership and operations in Canada	U.S.A.	100.0%
Shanghai Baihong Trading Co., Ltd.	Wholesaling of domestic and imported commodities, export of domestic products	China	49.0%

(As of July 1, 2006)

· Consolidated subsidiary

Organization


General Meeting of Shareholders
Board of Directors
President
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Dept.
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Coordination Dept.
Regional Strategy & Coordination Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Dept.
Legal Dept.
Research Institute
Osaka Planning & Administration Dept.
Agri-Marine Products Div.
Textile Div.
Forest Products & General Merchandise Div.
Chemicals Div.
Energy Div.
Metals & Mineral Resources Div.
Transportation & Industrial Machinery Div.
Power Projects Div.
Plant, Ship & Infrastructure Projects Div.
Information & Communication Div.
Development & Construction Div.
Finance, Logistics & New Business Div.
Iron & Steel Strategies and Coordination Dept.
Business Incubation Dept.
Domestic Branches & Offices
Overseas Branches & Offices

(As of April 1, 2006)

Management Policies at Marubeni

Company Doctrine

Taking up the spirits of "Fairness, Innovation, Harmony," the Marubeni Group aims to proudly contribute to the economy and society though fair and upright corporate activities.

Management policy

- ✥ The Group with a solid "win-win"customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.
- ✥ The Group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation.
- ✥ The Group with stable revenue base, by piling up prime assets and pursuit of efficiency.

Business Strategy

Pursuing CSR prioritized management, balancing "Defensive" and "Offensive".

Measures

- Prioritizing allocation of management resources into strategic fields
- Reinforcement of portfolio Management
- Reinforcement of Risk Management
- Application and development of Human Resource
- Enhancing CSR and Internal Control
- Pursuing comprehensive strength with cross divisional function

Corporate Data

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥262,685,964,870

Number of Shareholders
143,638

Number of Shares Issued and Outstanding
1,608,451,165

Number of Employees
3,562 (plus 1,647 overseas employees)

Number of Domestic Offices*
13

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
48 overseas branches & offices and 23 overseas corporate subsidiaries with 73 offices for a total of 121 offices in 72 countries

Major Stockholders
Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
Sompo Japan Insurance Inc.
The Chase Manhattan Bank N.A., London
Tokio Marine & Nichido Fire Insurance Co., Ltd.
State Street Bank and Trust Company 505103
Mizuho Corporate Bank, Ltd.
Meiji Yasuda Life Insurance Company
Nippon Life Insurance Company
Goldman Sachs International

Stock Listings
Tokyo, Nagoya, Osaka

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http://www.marubeni.com

For Further Information, Please Contact:
Corporate Communications Dept., Marubeni Corporation,
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81-3-3282-2111 Fax: 81-3-3282-4241
E-mail: TOKB191@marubenicorp.com

(As of March 31, 2006, except * as of April 1, 2006)

Marubeni
CORPORATION

http://www.marubeni.com

R100 PRINTED WITH SOY INK

This report was produced from recycled paper and soy ink

Printed in J

82-616

Marubeni CORPORATION

Annual Report 2006
Financial Section
For the fiscal year ended March 31, 2006

From Recovery to a New Launch

Contents

Annual Report 2006

Financial Section

For the fiscal year ended March 31, 2006

From Recovery to a New Launch

Eleven-Year Summary

Marubeni Corporation
Years ended March 31

	Millions of Yen 2006	Thousands of U.S. Dollars 2006	2005	2004
For the year:				
Revenues:				
Revenues from trading and other activities	¥2,949,058	$25,205,624	¥2,877,455	¥2,622,546
Commissions on services and trading margins	190,787	1,630,658	161,108	148,674
Total	3,139,845	26,836,282	3,035,563	2,771,220
Total volume of trading transactions	8,686,532	74,243,863	7,936,348	7,902,494
Gross trading profit	502,024	4,290,803	433,395	406,761
Net income (loss)	73,801	630,778	41,247	34,565
At year-end:				
Total assets	4,587,072	39,205,744	4,208,037	4,254,194
Net interest-bearing debt	1,876,350	16,037,179	1,823,909	1,969,323
Total shareholders' equity	663,787	5,673,393	443,152	392,982
Amounts per 100 shares (¥/US$):				
Basic earnings (loss)	4,834	41.32	2,661	2,285
Diluted earnings (loss)	4,046	34.58	2,231	2,016
Cash dividends	700	5.98	400	300
Cash flows (for the year):				
Net cash provided by (used in) operating activities	133,408	1,140,239	173,824	201,560
Net cash (used in) provided by investing activities	(193,781)	(1,656,248)	46,043	57,983
Net cash (used in) provided by financing activities	(46,037)	(393,479)	(238,057)	(233,938)
Cash and cash equivalents at end of year	368,936	3,153,299	459,194	478,731
Ratios:				
Return on assets (%)	1.7		1.0	0.8
Return on equity (%)	13.3		9.9	10.6
Shareholders' equity to total assets (%)	14.5		10.5	9.2
Net D/E ratio (times)	2.8		4.1	5.0
Consolidation:				
Consolidated subsidiaries	388		369	348
Equity-method affiliates	167		156	154
Total	555		525	502
Number of employees:				
Consolidated	27,377		24,106	24,417
Non-consolidated	3,562		3,586	3,717
Stock price (Tokyo Stock Exchange) (¥):				
High	667		362	295
Low	306		223	106

Notes: 1. The presentation of earnings is pursuant to Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," published by the Financial Accounting Standards Board's Emerging Issues Task Force. Earnings have also been disclosed in accordance with US GAAP since 2003.
2. For the convenience of investors in Japan, the presentation of net sales is consistent with customary accounting practices in Japan.
3. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at the prevailing rate of ¥117 to US$1 as of March 31, 2006.

Millions of Yen

2003	2002	2001	2000	1999	1998	1997	1996
¥2,520,531	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –	¥ –
160,636	–	–	–	–	–	–	–
2,681,167	–	–	–	–	–	–	–
8,793,303	8,972,245	9,436,863	10,222,442	11,960,157	13,640,517	13,969,977	13,540,560
424,643	436,804	479,754	453,496	522,356	534,485	496,550	475,221
30,312	(116,418)	15,036	2,060	(117,729)	17,230	20,113	15,117
4,321,482	4,805,669	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	7,644,002
2,264,117	2,712,906	3,089,839	3,328,437	3,966,471	4,432,159	4,555,208	4,403,714
260,051	263,895	342,297	324,301	354,017	475,253	512,929	560,589
2,030	(7,792)	1,006	138	(7,880)	1,153	1,346	1,012
1,896	(7,792)	940	138	(7,880)	1,054	1,289	1,010
300	–	–	–	300	600	600	600
194,788	198,456	179,305	184,701	232,414	254,221	24,308	107,547
113,241	74,504	187,993	257,006	99,101	(58,769)	66,036	(252,345)
(294,001)	(150,104)	(456,125)	(594,878)	(213,321)	(91,879)	(209,412)	267,217
466,511	466,642	329,811	405,308	579,366	480,825	373,015	485,844
0.7	–	0.3	0.0	–	0.2	0.3	0.2
11.6	–	4.5	0.6	–	3.5	3.8	2.9
6.0	5.5	6.4	5.8	5.4	6.4	6.8	7.3
8.7	10.3	9.0	10.3	11.2	9.3	8.9	7.9
327	354	412	456	488	479	459	436
157	161	186	190	201	214	203	188
484	515	598	646	689	693	662	624
24,829	28,140	30,956	31,342	–	–	–	–
3,914	4,234	4,855	5,344	5,844	6,041	6,386	6,702
151	262	401	486	345	525	638	602
86	58	200	205	155	177	421	404

Management's Discussion and Analysis of Financial Position and Business Results

All statements herein regarding future events reflect the judgment of Marubeni and its consolidated subsidiaries as of March 31, 2006.

1. Overview of Business Results

(1) Business Results

In terms of overseas economies for the period under review, following the tightening of monetary policy in the U.S., the global economy decelerated somewhat and settled in a moderate growth path. However, as high growth in the Chinese and Asian economies continued, global demand for energy and basic resources consistently expanded, and sharp rises in prices of primary goods such as crude oil, iron ore and non-ferrous metals continued.

In the U.S., rate hikes aimed at preventing inflation were effective in slowing domestic demand, stabilizing the trend in both the economy and prices. While the current account deficit continued to expand, the Homeland Investment Act (HIA), a provision of the American Jobs Creation Act (AJCA) of 2004, resulted in a repatriation of overseas earnings during the year by U.S. corporations, which led to a slightly stronger U.S. dollar.

In Europe, the economic recovery continued, driven by exports and capital expenditures, and the pace of recovery firmed from around the second quarter of the fiscal year.

In Asia, economic expansion continued, spearheaded by China and India. China continued to record high growth supported by strong growth in exports and investments in fixed assets. In addition, as China's foreign currency reserves continued to rise amid increasing demands from developed countries, particularly the U.S., that China reform its foreign exchange policy, the Chinese government moved to slightly revalue the yuan's exchange rate in July 2005, and the currency continued to slowly appreciate thereafter. India also recorded high growth driven by strong personal consumption, capital expenditures and exports. The continuation of mild economic growth was also seen in Hong Kong, Taiwan, South Korea and the ASEAN nations.

Russia and other basic-material exporting countries saw sharp rises in exports, which benefited from expanding global demand for primary commodities and sharply rising prices, which fed over into domestic demand and supported strong economic expansion. In Brazil, however, economic activity faltered due to the impact of monetary tightening.

Looking at Japan's economy for the period, strong expansion continued, supported by balanced growth in personal consumption, capital expenditures and exports. Personal consumption was buoyed by a mild increase in wages and improved consumer confidence, while capital expenditures were backed by a growth in renewal demand and a recovery in corporate willingness to invest, while exports were supported by the continued stable expansion in the global economy and a weak yen. Reflecting the strong economic recovery, the stock market was supported by overseas fund inflows, and the Nikkei 225 index appreciated nearly 50% during the fiscal year ended March 31, 2006.

Driving the recovery in corporate and investor confidence toward increased investment, as well as the weak yen, was the Bank of Japan's (BOJ) indicated intention to maintain historically low policy rates over the long term by maintaining its quantitative easing policy. In the second half of the fiscal year, as the excess supply problem for Japan's economy began to diminish and the possibility of an emergence from deflation increased, the Bank of Japan, in March 2006, abandoned this policy, which had been in place since March 2001. Nonetheless, the BOJ has judged that inflationary pressures will be constrained and has moved to a policy of zero interest rates.

In this climate, the Company's consolidated total volume of trading transactions increased ¥750.2 billion, or 9.5%, year on year to ¥8,686.5 billion. Gross trading profit grew ¥68.6 billion, or 15.8%, to ¥502.0 billion. Despite a ¥28.8 billion worsening in expenses and

other from a year earlier, income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies increased ¥39.9 billion, or 64.7%, to ¥101.5 billion.

Similarly, income from continuing operations before minority interests and equity in earnings of affiliated companies-net (after income tax effects) soared ¥31.0 billion, or 124.6%, year on year to ¥55.8 billion.

As a result, net income for the fiscal year under review, including a ¥6.4 billion loss from discontinued operations, climbed ¥32.6 billion, or 78.9%, to ¥73.8 billion. Net income was buoyed by net equity in the earnings of affiliated companies, which improved ¥9.1 billion, or 43.9%, year on year. In addition, "Revenue," as defined under U.S. GAAP, was ¥3,139.8 billion, ¥104.3 billion, or 3.4%, higher than a year earlier.

①Business Results by Operating Segment

Agri-Marine Products transactions increased ¥11.0 billion, or 1.1%, to ¥990.8 billion. The bulk of transactions were centered on sugar as a foodstuff. Gross trading profit declined ¥2.0 billion, or 2.8%, to ¥69.3 billion, largely due to conversion of certain subsidiaries into affiliated companies.

Textile transactions edged ¥2.9 billion, or 0.8%, higher to ¥358.2 billion, mostly due to an increase in apparel product transactions and new consolidation. Gains from the same factors, as well as the benefit of a weaker yen in raw material exports, lifted gross operating profit ¥1.2 billion, or 4.7%, to ¥26.4 billion.

Forest Products & General Merchandise transactions were up ¥15.8 billion, or 2.0%, to ¥808.2 billion, buoyed by the MUSI Pulp Project. Gross trading profit increased ¥1.5 billion, or 3.2%, to ¥48.1 billion. Although profits were negatively impacted by exit from the leisure business, this was more than offset by profitability of the MUSI Pulp Project.

Chemicals transactions climbed ¥114.5 billion, or 17.2%, to ¥782.0 billion, buoyed by increased transactions in basic chemicals, electronic materials and synthetic resin. Operating profit was up ¥2.7 billion, or 10.2%, to ¥29.6 billion, reflecting the increased transactions.

Energy transactions rose ¥417.7 billion, or 23.5%, to ¥2,191.7 billion, due to an increase in petroleum-related transactions. Gross trading profit increased ¥29.3 billion, or 69.7%, to ¥71.5 billion, reflecting the increase in petroleum-related transactions and concessions in natural resource fields.

Metals & Mineral Resources transactions increased ¥122.7 billion, or 20.1%, to ¥732.0 billion, due mainly to an increase in the price of coal, iron ore and copper. Gross trading profit rose ¥8.7 billion, or 55.3%, to ¥24.4 billion, reflecting the increased transactions.

Transportation Machinery transactions rose ¥117.2 billion, or 16.7%, to ¥817.1 billion, owing to an increase in transactions related to vessels, construction and agricultural machinery, and automobiles. Gross trading profit increased ¥4.5 billion, or 8.8%, to ¥56.2 billion, due to the transactions related to automobiles, vessels, construction and agricultural machinery, and civilian aircraft.

Industrial Machinery & Information Business transactions declined ¥64.5 billion, or 14.2%, to ¥391.0 billion, reflecting the conversion of computer companies into affiliated companies through mergers. However, gross trading profit rose ¥2.4 billion, or 6.6%, to ¥39.1

billion, as an increase in profits from information-related companies offset the effect of a decline in volume of transactions.

Plant, Power & Infrastructure Project transactions increased ¥11.0 billion, or 1.7%, to ¥677.5 billion, due mainly to a rise in transactions from electric power companies. Gross trading profit rose ¥2.4 billion, or 8.4%, to ¥30.7 billion, reflecting the increased volume of transactions.

Development & Construction transactions decreased ¥33.6 billion, or 17.0%, to ¥163.3 billion, due to a decline in real estate fund transactions and the sale of domestic subsidiaries. Gross trading profit rose ¥0.1 billion, or 0.4%, to ¥27.6 billion, due to a decline in profits from the sale of domestic subsidiaries, despite an increase in profit from domestic condominium and real estate fund businesses.

Finance & Logistics Business transactions rose ¥4.5 billion, or 20.9%, to ¥25.8 billion, due to an increase in logistics-related transactions. Gross trading profit rose ¥1.3 billion, or 22.1%, to ¥7.1 billion, reflecting the increased volume of transactions.

Iron & Steel Strategies and Coordination transactions declined ¥0.3 billion, or 24.0%, to ¥0.9 billion. Gross trading profit decreased ¥0.3 billion, or 24.0%, to ¥0.9 billion. Marubeni-Itochu

Operating Segment Information

Trading Transactions

	Millions of Yen 2006	Thousands of U.S. Dollars 2006	Millions of Yen 2005
Agri-Marine Products	¥ 990,810	$ 8,468,461	¥ 979,855
Textile	358,187	3,061,427	355,311
Forest Products & General Merchandise	808,209	6,907,769	792,377
Chemicals	782,016	6,683,897	667,473
Energy	2,191,672	18,732,239	1,773,951
Metals & Mineral Resources	731,991	6,256,333	609,274
Transportation Machinery	817,140	6,984,102	699,939
Industrial Machinery & Information Business	390,964	3,341,573	455,487
Plant, Power & Infrastructure Projects	677,510	5,790,684	666,461
Development & Construction	163,285	1,395,598	196,844
Finance & Logistics Business	25,768	220,239	21,313
Iron & Steel Strategies and Coordination Department	902	7,709	1,187
Domestic Branches and Offices	149,359	1,276,573	141,992
Overseas Corporate Subsidiaries and Branches	1,148,819	9,818,966	1,070,212
Corporate and Elimination	(550,100)	(4,701,707)	(495,328)
Consolidated	¥8,686,532	$74,243,863	¥7,936,348

Gross Trading Profit

	Millions of Yen 2006	Thousands of U.S. Dollars 2006	Millions of Yen 2005
Agri-Marine Products	¥ 69,323	$ 592,504	¥ 71,312
Textile	26,366	225,350	25,174
Forest Products & General Merchandise	48,109	411,188	46,612
Chemicals	29,605	253,034	26,857
Energy	71,478	610,923	42,132
Metals & Mineral Resources	24,392	208,479	15,709
Transportation Machinery	56,214	480,462	51,673
Industrial Machinery & Information Business	39,144	334,564	36,714
Plant, Power & Infrastructure Projects	30,680	262,222	28,313
Development & Construction	27,643	236,265	27,530
Finance & Logistics Business	7,064	60,376	5,785
Iron & Steel Strategies and Coordination Department	902	7,709	1,187
Domestic Branches and Offices	5,328	45,538	4,898
Overseas Corporate Subsidiaries and Branches	79,934	683,197	76,517
Corporate and Elimination	(14,158)	(121,008)	(27,018)
Consolidated	¥ 502,024	$ 4,290,803	¥ 433,395

Note: Trading transactions have been prepared according to accounting principles generally accepted in Japan.

Steel Inc. achieved favorable results due to the success of aggressive business development centered on Japan, China, Southeast Asia and the U.S.

Domestic Branches and Offices transactions rose ¥7.4 billion, or 5.2%, to ¥149.4 billion, reflecting an increase in the sale of machines and energy transactions, despite a decline in total volume of transactions caused by the transfer of the commercial rights to trade raw materials for steel to an affiliated company. Gross trading profit increased ¥0.4 billion, or 8.8%, to ¥5.3 billion, due to brisk transactions related to condominiums.

Overseas Corporate Subsidiaries and Branches transactions increased ¥78.6 billion, or 7.3%, to ¥1,148.8 billion, due mainly to a rise in the sales of automobiles, construction machinery and agricultural chemical businesses in the U.S. Gross trading profit rose ¥3.4 billion, or 4.5%, to ¥79.9 billion, mainly from an increase in profits from agricultural chemical-related businesses in the U.S.

②Business Results by Geographic Region

Japan

Trading transactions climbed ¥677.3 billion, or 8.7%, to ¥8,436.4 billion, primarily from growth in energy-related transactions. Operating profit rose ¥17.8 billion, or 51.2%, to ¥52.5 billion, on the back of increased earnings from iron and steel strategies and coordination and plant, power and infrastructure projects.

North America

Trading transactions increased ¥136.6 billion, or 13.3%, to ¥1,161.7 billion, spurred upward by higher energy- and food-related transactions. Operating profit rose ¥17.8 billion, or 129.2%, to ¥31.6 billion, largely from increased energy-related earnings.

Europe

Trading transactions increased ¥35.6 billion, or 8.7%, to ¥442.6 billion, the result of higher transactions related to plant, power and infrastructure projects and energy. Operating profit increased ¥6.7 billion, or 55.4%, to ¥18.8 billion, reflecting higher energy- and automotive-related earnings.

Asia and Oceania

Trading transactions rose ¥19.6 billion, or 3.0%, to ¥665.5 billion, as the impact of lower energy-related transactions was outweighed by growth in transactions at overseas subsidiaries and transactions related to forest products and general merchandise. Operating profit climbed ¥14.7 billion, or 86.2%, to ¥31.8 billion, lifted by higher earnings from metals and mineral resources and development and construction.

Other Regions

Trading transactions increased ¥28.4 billion, or 14.5%, to ¥224.3 billion, mainly due to higher transportation machinery transactions. Operating profit rose ¥1.1 billion, or 11.3%, to ¥10.8 billion, primarily from growth in transportation machinery earnings.

Please note that figures for trading transactions and operating profit have been prepared according to accounting principles generally accepted in Japan (Japan GAAP).

(2) Cash Flow

Net cash provided by operating activities declined ¥40.4 billion from the previous fiscal year to ¥133.4 billion, as an increase in notes and accounts receivable-trade outweighed higher revenues from trading transactions by overseas subsidiaries. Net cash used in investing activities was ¥193.8 billion, largely due to an increase in

Total Volume of Trading Transactions by Region
(Years ended March 31)

	Billions of Yen	
	2006	2005
Japan	¥8,436.4	¥7,759.1
North America	1,161.7	1,025.1
Europe	442.6	407.0
Asia & Oceania	665.5	645.9
Other Regions	224.3	195.8

Note: Trading transactions have been prepared according to accounting principles generally accepted in Japan.

purchases of property, plant and equipment and property leased to others using proceeds from operating activities.

These activities resulted in negative free cash flow of ¥60.4 billion for the fiscal year under review.

Net cash used in financing activities was ¥46.0 billion. In addition to the payments of long-term debt, cash was primarily used for higher cash dividends paid to shareholders in light of improved business performance.

As a result, cash and cash equivalents as of March 31, 2006, stood at ¥368.9 billion, ¥90.3 billion lower than at the previous fiscal year-end.

2. Purchases, Contracts and Trading Transactions

(1) Purchases

Information regarding purchases has been omitted since the actuarial difference between purchases and trading transactions is negligible. For details regarding trading transactions, refer to "Overview of Business Results" and "Segment Information" under the "Notes to Consolidated Financial Statements" section in this report.

(2) Contracts

Information regarding contracts has been omitted since the actuarial difference between contracts and trading transactions is negligible. For details regarding trading transactions, refer to "Overview of Business Results" and "Segment Information" under the "Notes to Consolidated Financial Statements" section in this report.

(3) Trading Transactions

For details, refer to "Overview of Business Results" and "Segment Information" under the "Accounting Information" section in this report.

Trading transactions have been prepared using Japan GAAP for the convenience of investors in Japan.

3. Issues to be Addressed

(1) Fundamental Management Policy

Marubeni has been promoting its three-year, medium-term management plan, the "V" PLAN, since April 2004. Through a strengthening of portfolio management and an emphasis on thorough risk-return management, the Company has worked to strengthen its earnings base and improve its financial position in order to achieve the stated targets for the fiscal year ended March 31, 2006 of consolidated net income of ¥50 billion, consolidated net interest-bearing debt of under ¥2 trillion, and a net debt/equity (D/E) ratio of less than 5.0 times. As discussed in the following section (2) "Progress on the "V" PLAN Medium-term Management Plan," all of the numerical targets as originally outlined in the plan were achieved during the fiscal year under review, which represents the final year of the "V" PLAN.

Based on the recognition that Marubeni's corporate activities are interlinked with the interests of various stakeholders in terms of the economic, environmental and social impact they may have, the Company seeks to secure a stable and sustainable corporate base by endeavoring to serve the interests of its customers, business partners, shareholders, employees and local communities, thereby gaining their trust, as well as by implementing environment-conscious management.

Qualitatively, by continuing to promote corporate governance, strengthening corporate social responsibility (CSR), further enhancing its internal controls, and bolstering its compliance system, Marubeni is working to ensure management transparency and maximize corporate value.

For the fiscal year under review, the Company sought to raise the level of CSR awareness among employees and directors by conducting e-learning training sessions regarding the environment and compliance. Moreover, an additional contribution of over ¥300 million

was provided to the Marubeni Foundation, which has provided ¥100 million a year in funding support for social welfare organizations continuously for the past 31 years. In terms of internal controls, two outside directors were elected during the fiscal year under review in order to strengthen corporate governance, and the Group has been focusing on ensuring the credibility of financial reporting since the previous fiscal year. A two-year preparatory period for documentation of operations and evaluation was also completed.

(2) Progress on the "V" PLAN Medium-term Management Plan

In addition to consolidated net income of ¥73.8 billion for the fiscal year under review, enabling the Company to record its third consecutive year of historical highs and greatly exceed plan targets, net interest-bearing debt as of March 31, 2006 was ¥1,876.4 billion. This figure, on the one hand, reflects new investment in priority fields, but also progress in achieving further asset replacement. Notably, the Company maintained its "under ¥2 trillion" target for net interest-bearing debt even as earnings capabilities expanded. As a result of expanded shareholders' equity due to the buildup of consolidated net income, the conversion of convertible bonds into shares, and other factors amid declining consolidated net interest-bearing debt, the debt/equity ratio as of March 31, 2006 improved to 2.83 times, significantly better than originally planned.

(3)"G" PLAN: The New Medium-term Management Plan

As previously explained, all of the numerical targets of the "V" PLAN were exceeded by a significant margin. Going forward, now that both its earnings base and financial structure are on a solid footing through completion of the "V" PLAN, the Group will implement a new two-year medium-term management plan called the "G" PLAN* in order to further accelerate growth for a dynamic leap forward.

Under the "G" PLAN, the Group will seek to build a rock-solid "defense" by further strengthening management systems. At the same time, its diverse human resources will be proactively and boldly tackling the challenge of business domain expansion and seeking to establish an aggressive management style for providing more sophisticated and diversified trading company functions to customers, along with aggressive investments in priority fields. It is thus that the Group will realize continuous growth and further progress.

While maintaining a careful balance between "offense" and "defense" and executing CSR-focused management, the Group will be working to selectively apply management resources in priority fields (through new investment of ¥500 to ¥600 billion over the next two years), continue thoroughly implementing portfolio management, strengthen risk management, promote human resource utilization and education, enhance CSR and internal controls, and leverage overall strengths through horizontal collaboration (collaboration between divisions, etc.). The quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a Risk-Return of at least 10%, an ROA of over 2%, a net D/E ratio of 2 to 3 times, and total assets of approximately ¥5 trillion. By implementing these measures, the Group aims to become:

1) a corporate group with "win-win" relationships with customers, providing high-quality merchandise, services, and functions from the customers' standpoint;
2) a corporate group that anticipates changes in the business environment, contributing to society and realizing sustainable growth through persistent challenge, voluntary reform and creation of new value; and
3) a corporate group with a stable revenue base by expanding prime assets and pursuing greater efficiency.

* For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni corporate website.

4. Business Risks

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of ensuring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of March 31, 2006.

I. Risk regarding overall Marubeni operations

(1) Impact of the Japanese and global economies on the Marubeni Group

Marubeni and its consolidated subsidiaries are a general trading company engaged in a wide range of business activities in Japan and over 70 other countries. Examples include the production and procurement of natural resources and other primary commodities, as well as the manufacture and sale of finished goods. As a result, the Marubeni Group is impacted by the economic conditions prevailing in Japan and other countries where it has operations, as well as by the state of the global economy as a whole. Worsening economic conditions on either of these fronts could adversely affect the operating activities, performance and financial position of Marubeni and its consolidated subsidiaries.

(2) Credit risks regarding business partners

Marubeni and its consolidated subsidiaries extend credit to business partners in the form of accounts receivable, advances, loans, guarantees and other means. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations could negatively impact the Company's business results and financial position.

To prevent credit risks from materializing, Marubeni and its consolidated subsidiaries conduct extensive risk management at the credit screening stage. Nevertheless, Marubeni can offer no guarantee that these measures will be sufficient to avoid credit risks. In preparation for the incurrence of possible losses when credit risk becomes apparent, Marubeni and its consolidated subsidiaries establish allowances for doubtful accounts based on the estimated amount of the loss, the business partner's creditworthiness, collateral value and other set factors. In the event of such losses, however, the Company cannot guarantee that actual losses will not exceed these established allowances.

(3) Risk of breach of contract by business partners

As part of sales activities, Marubeni and its consolidated subsidiaries conclude merchandise supply, subcontracting, operational outsourcing, and other types of contracts with business partners. A breach of contract by these business partners could adversely affect the Company's business results and financial condition.

(4) Investment risk

Marubeni and its consolidated subsidiaries, both independently and in collaboration with other companies, establish new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. Marubeni or its

consolidated subsidiaries may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of an additional expenditure of capital.

A decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Company's business results and financial condition. In an effort to prevent the occurrence of risks associated with investments and other activities, Marubeni and its consolidated subsidiaries conduct extensive risk management, including checking new investments to determine whether expected returns are commensurate with the risks involved. Nevertheless, the Marubeni Group can offer no guarantee that these measures will be sufficient to avoid these risks.

(5) Concentrated risk exposure

As part of commercial and investment activities, Marubeni and its consolidated subsidiaries are concentrated in specific investment targets, markets and regions, such as sales activities in Indonesia and the Philippines. As a result, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(6) Ability to procure funds and procurement cost

Marubeni and its consolidated subsidiaries engage in fund procurement with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major global capital markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or a sharp downgrade in the credit ratings of Marubeni and its consolidated subsidiaries by ratings agencies could constrain fund procurement or lead to an increase in fund procurement cost, which may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(7) Fluctuations in the price of goods and merchandise

Because Marubeni and its consolidated subsidiaries handle a variety of merchandise, changes in their respective market conditions can adversely affect business performance. To mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and scheduled contracts, Marubeni and its consolidated subsidiaries enter into commodity futures and forward contracts. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

(8) Impairment of real estate, machinery and equipment, and other property, plant and equipment

Marubeni and its consolidated subsidiaries hold real estate, machinery and equipment, and other property, plant and equipment for sale and lease to other parties as well as for their own use. A decline in the intrinsic value of these assets could force the Marubeni Group to book impairment losses. Marubeni and its consolidated subsidiaries apply accounting principles generally accepted in the United States (US GAAP) in an effort to enact suitable impairment measures for property, plant and equipment. A dramatic decline in asset value could, nonetheless, have a negative impact on the Marubeni Group's business results and financial position.

(9) Fluctuations in foreign currency exchange rates

Marubeni and its consolidated subsidiaries conduct transactions under a variety of currencies and terms, which exposes Marubeni's business results to fluctuations in currency exchange rates. To

mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, Marubeni and its consolidated subsidiaries enter into forward-exchange contracts and other derivative transactions. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in these areas.

(10) Fluctuations in interest rates

Marubeni and its consolidated subsidiaries procure necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Furthermore, net interest-bearing debt is procured at fixed interest rates and variable interest rates. While the interest risk of the majority of the operating assets held by Marubeni and its consolidated subsidiaries offset the interest rate risk associated with debt, changes in market interest rates could adversely affect the Company's earnings. Through asset-liability management, Marubeni and its consolidated subsidiaries utilize interest rate swaps and other agreements to mitigate the risk of interest rate fluctuations. However, the Company cannot guarantee that these hedge transactions will completely cover its exposure in this area.

(11) Gains and losses from marketable debt and equity securities

To strengthen business relationships and for other purposes, Marubeni and its consolidated subsidiaries invest in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," published by the Financial Accounting Standards Board (FASB) of the U.S.

Trading and available-for-sale securities held by Marubeni and its consolidated subsidiaries carry the risk of fluctuations in original value due to changes in fair value. The posting of losses on the devaluation of these securities at low points in fair value may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(12) Laws and regulations

In the course of operations, Marubeni and its consolidated subsidiaries are subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on Marubeni and its consolidated subsidiaries. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstance that could adversely impact the Company's business results or financial condition.

(13) Significant litigation

In the course of business activities in Japan and overseas, Marubeni and its consolidated subsidiaries may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(14) Environmental risk

Marubeni and its consolidated subsidiaries conduct business

activities globally across a broad range of industries, and environmental pollution as a result of these activities could result in business stoppage, significant expenses to install pollution control facilities, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. An environmental management system was introduced in the fiscal year ended March 31, 2000 to cope with such environmental risks, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risk. This notwithstanding, there is no guarantee that potential environmental burdens can be completely avoided.

(15) Natural disaster risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of Marubeni and its consolidated subsidiaries. While every effort has been made to implement appropriate countermeasures such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, the potential for damages from natural disasters cannot be completely mitigated. Consequently, there is no guarantee that such disasters will not have a material negative impact on the Group's earnings.

(16) Other risks inherent and related to overall Marubeni operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities, are among the other risks that may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

2. Risk Management

Marubeni and its consolidated subsidiaries operate an integrated decision-making process, which is deployed when assessing the provision of credit facilities, investments and other key matters on a case-by-case basis. When investigating new business opportunities and other important projects, the Marubeni Group is obligated to report regularly to the Corporate Management Committee and similar management bodies, and this duty is reflected in related decision-making. In this way, the Marubeni Group seeks to circumvent risks by enhancing risk management on a case-by-case basis.

With a view to mitigating risk company-wide, the Marubeni Group has an integrated risk management system in place to ascertain a range of quantifiable or measurable risks. Examples include market, credit and investment risks associated with specific countries, business formats, and customers. In this integrated system, fundamental risk management policies and internal regulations are formulated to ensure proper decision-making and monitoring of these risks. Likewise, organizations, management systems, management options and systems infrastructure are also kept in place for executing these policies and regulations.

For compliance risk and other difficult to quantify or immeasurable risks, the Marubeni Group strives to prevent these risks systemically by enhancing corporate governance, putting internal control systems in place and bolstering its compliance structure.

Nevertheless, numerous risks can arise during the course of the wide-ranging operations of Marubeni and its consolidated subsidiaries. Moreover, the risk management framework operated by the Marubeni Group may be unable to prevent the occurrence of a variety of risks that carry the possibility of future occurrence. As a result, the Marubeni Group cannot guarantee its ability to completely manage such risks.

3. The Medium-term Management Plan

Following the completion of the prior management plan (the "V" PLAN), which put the Marubeni Group on a solid footing in terms of its earnings base and financial position, the Company and its consolidated subsidiaries inaugurated the "G" PLAN, the Group's new two-year management plan, in April 2006 in order to further accelerate its leap forward in growth. The numerical targets of the plan are to achieve two-year consolidated net income of ¥220 billion, a Risk-Return of more than 10%, ROA of more than 2%, a net D/E ratio of 2 to 3 times, and total assets of approximately ¥5 trillion. However, these objectives were prepared based on certain assumptions, hypotheses and projections regarding the persistence of certain economic conditions, industry trends, and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

4. Uncertainty Regarding Financial Condition and Changes in Operating Results

Factors that have caused the performance and financial condition of Marubeni and its consolidated subsidiaries to fluctuate in the past include the following items: gains and losses on the sale of real estate and devaluation losses pertaining to real estate; realized gains and losses and devaluation losses associated with marketable and investment securities; allowances for bad debt, and losses stemming from the realignment of Marubeni Group companies. To improve their financial position, Marubeni and its consolidated subsidiaries have taken steps to reduce total assets and net interest-bearing debt, reduce or establish allowances for underperforming and unprofitable assets, pare down expenses, shift resources to high-growth fields, and minimize exposure to high-risk assets. While Marubeni and its consolidated subsidiaries are confident that substantial progress has been made in enhancing their financial positions, there is no guarantee that greater losses will not be posted in the future.

5. Risks Regarding Significant Account Policies and Estimates

Refer to "Significant Accounting Policies and Estimates" under "Management's Discussion and Analysis of Financial Position and Business Results" for more information.

5. Significant Business Contracts

Acquisition of rights to oil and gas exploration assets in the U.S. Gulf of Mexico

Marubeni reached agreement with Pioneer Natural Resources Company, an independent U.S.-based oil exploration and production firm, to acquire rights to oil and gas assets in U.S. waters in the Gulf of Mexico held by that company's wholly owned subsidiary, Pioneer Natural Resources USA Inc. A sale and purchase agreement pertaining to these rights was formally signed on February 23, 2006 (U.S. time) by Marubeni Offshore Production (USA) Inc., a wholly owned subsidiary of Marubeni Corporation, and Pioneer Natural Resources USA. Based on this contract, Marubeni Offshore Production (USA) purchased rights to the aforementioned oil and gas assets (total of 96 blocks) for US$1.16 billion (¥137.0 billion) on March 28, 2006 (U.S. time).

6. R&D Activities

No items to report.

7. Management's Discussion and Analysis of Financial Position and Business Results

Forward-looking statements in the following discussion reflect the judgment of Marubeni and its consolidated subsidiaries as of March 31, 2006.

(1) Significant Accounting Policies and Estimates

Marubeni prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the U.S. For more details regarding significant accounting policies, refer to "Significant Accounting Policies" found under "Notes to Consolidated Financial Statements." In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be reasonable inference of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty and actual results could differ from those estimates. Management considers the following estimates and assumptions as those that will have a material impact on the Company's consolidated financial statements.

Allowances for doubtful accounts

When evaluating credit risk associated with accounts receivable, notes receivable, loans receivable, and other receivables, Marubeni and its consolidated subsidiaries classify such according to latent risk carried by the obligor or geographical region concerned. Based on this classification, an allowance is established for a given receivable considered as a loss, posted at an amount equal to the current value of the receivables (projected cash flow minus the initial effective interest rate), or the fair value of the asset as collateral. Projected cash flow and fair value as collateral are estimated based on the most accurate credit information available from specialists regarding the past payment history of each applicable obligor or region. For general receivables not covered above, allowances are calculated based on the historical rate of default for each risk category. The historical rate of default is determined by specialists, based on past experience in each applicable risk area.

While Marubeni believes these estimates to be reasonable, unexpected changes and other factors could significantly impact the Company's consolidated financial statements.

Valuation of marketable securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," published by the FASB, Marubeni and its consolidated subsidiaries classify securities as trading, held-to-maturity, or available-for-sale.

Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. For held-to-maturity and available-for-sale securities, declines in value judged other than temporary are posted as devaluation losses.

Declines in the value of marketable securities judged other than temporary are determined by examining the length of time that market value remains below book value and the percent decline in value. For securities without market quotations, a comprehensive

examination of the possibility of recovery—based on projected business results—net assets and other measures of the percent in actual value, are used to make this determination.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the assumptions used could result in a higher-than-expected loss, which could significantly impact the Company's consolidated financial statements.

Loss on long-lived assets

Projected cash flows are utilized when determining devaluation losses for long-lived assets held by Marubeni and its consolidated subsidiaries. Projected cash flows are estimated based on a pre-established set of criteria.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of projected cash flows, which could significantly impact the Company's consolidated financial statements.

Deferred tax assets

In their financial statements and for tax purposes, Marubeni and its consolidated subsidiaries post transitional differences and losses carried forward as deferred tax assets. Regarding transitional differences and losses carried forward lowered due to future tax changes, a valuation allowance is posted for the portion for which realization is deemed unlikely, with deferred tax assets reduced accordingly. The projected amount of future tax to be collected is estimated based on future applicable income taxes and tax strategies.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of the projected amount of tax to be collected, which could significantly impact the Company's consolidated financial statements.

Retirement benefit expenses

Marubeni and its consolidated subsidiaries utilize actuarial pension accounting based on pre-established criteria to calculate severance pay and pension obligations for regular employees. These pre-established criteria include the discount rate, the retirement rate, the mortality rate, the rate of salary increase, and the rate of expected return on pension assets.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the criteria used could significantly impact the Company's consolidated financial statements.

(2) Analysis of Operating Results for the Fiscal Year Ended March 31, 2006

Consolidated net income climbed ¥32.6 billion over the previous year, to ¥73.8 billion, resulting in record earnings for the third consecutive year. In terms of the operating results of consolidated subsidiaries, 122 companies were unprofitable, compared to 433 profitable companies. The percentage of companies achieving profitability was thus 78.0%. While this represents a decline of 2.4 percentage points from 80.4% for the previous fiscal year, total income from these companies improved by ¥32.2 billion.

The analysis of income is as follows. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the amounts, after consideration of tax effects, of losses from discontinued operations (including operations scheduled for disposal or sale), have been classified under "Loss from discontinued operations (after income tax effects)" on the Consolidated Statements of Income. Furthermore, some items from the Consolidated Statements of Income for the fiscal year ended March 31, 2005 have been reclassified in relation to operations discontinued during the fiscal year ended March 31, 2006.



15.0
(116.4)
30.3
34.6
41.2
73.8
'01
'02
'03
'04
'05
'06

Net Income (Loss) (Billions of yen)
(Years ended March 31)



479.8
436.8
424.6
406.8
433.4
502.0
'01
'02
'03
'04
'05
'06

Gross Trading Profit (Billions of yen)
(Years ended March 31)



400.4
392.1
345.6
326.6
340.6
350.3
'01
'02
'03
'04
'05
'06

Selling, General and Administrative Expenses (Billions of yen)
(Years ended March 31)



Profitable companies
Unprofitable companies
Percentage of profitable companies
391
375
390
422
433
75.9
77.5
77.7
80.4
78.0
'02
'03
'04
'05
'06
124
109
112
103
122

Profitability Comparison of Consolidated Companies (Billions of yen)
(Years ended March 31)

Gross trading profit was ¥502.0 billion, representing a year-on-year increase of ¥68.6 billion. In terms of operating segments, profits rose in 13 segments and declined in 2 segments during the year under review. For a breakdown of operating segments, refer to "Overview of Business Results."

Selling, general and administrative expenses increased ¥11.1 billion from the previous fiscal year, to ¥350.3 billion. By item, the largest component of this was personnel expenses, which rose ¥6.6 billion to ¥168.0 billion, followed by operational outsourcing costs, which rose ¥2.4 billion to ¥23.1 billion. The latter was primarily due to higher outsourcing costs at domestic subsidiaries.

Provision for doubtful accounts rose ¥2.2 billion to ¥8.5 billion, largely due to an increase in allowances for overseas receivables.

Interest income decreased ¥0.4 billion to ¥23.1 billion. Interest expense, meanwhile, increased ¥4.0 billion to ¥47.2 billion, primarily from the impact of higher U.S. dollar-denominated interest rates.

Dividend income rose ¥3.1 billion from the previous year to ¥12.1 billion, mainly atop an increase of ¥2.3 billion in dividend income from overseas consolidated subsidiaries. Of this figure, ¥4.6 billion (¥2.8 billion in Japan, ¥1.8 billion from overseas) was received by the parent company. Domestic consolidated subsidiaries received dividends of ¥0.7 billion, with overseas consolidated subsidiaries receiving dividends of ¥6.7 billion.

Impairment loss on investment securities was ¥17.9 billion, up ¥10.5 billion from the previous year, mostly due to devaluation losses posted on optical transmission equipment-related investments.

Gain on sales of investment securities was ¥14.5 billion, representing a year-on-year decline of ¥21.7 billion. This decrease was mainly the result of lower gains on the sale of listed stocks.

Loss on property, plant and equipment increased ¥15.0 billion to ¥21.3 billion, and was mainly attributable to impairment losses at resource-related affiliated companies overseas.

Other-net improved by ¥31.4 billion from the previous fiscal year, to ¥5.0 billion, primarily due to the absence of an allowance of ¥21.3 billion posted in the previous fiscal year for losses accompanying the withdrawal from petrochemical operations in Indonesia.

Equity in earnings of affiliated companies–net was ¥29.7 billion, up ¥9.1 billion, mainly due to the continuation of strong results at Marubeni-Itochu Steel Inc.

(3) Factors With a Significant Impact on Operating Results

① Off-balance sheet arrangements and contractual obligations

Marubeni and its consolidated subsidiaries guarantee debt of affiliated companies and third parties in the ordinary course of business. For more information, refer to "Commitments and contingent liabilities" under "Notes to Consolidated Financial Statements."

② Others

For information regarding other factors with a significant impact on operating results and financial condition, refer to "Business Risks."

(4) Strategic Status and Outlook

Marubeni launched a three-year medium-term management plan, the "V" PLAN, in April 2003. While carefully managing the progress, the Company set out to complete the quantitative and qualitative objectives set forth in the plan, the final year of which was the fiscal year ended March 31, 2006. For more details regarding progress on completion of "V" PLAN objectives, refer to "Issues to be Addressed."

In April 2006, Marubeni inaugurated a new two-year management plan, the "G" PLAN, so named because the plan aims to attain sustainable growth, as well as future glory for the Marubeni name. Over its two-year duration, the plan will see Marubeni make be-



Total Assets (Billions of yen)
(At March 31)
5,320.6
4,805.7
4,321.5
4,254.2
4,208.0
4,587.1
'01
'02
'03
'04
'04
'06



Shareholders' Equity (Billions of yen)
(At March 31)
342.5
263.9
260.1
393.0
443.2
663.8
'01
'02
'03
'04
'05
'06



Net Interest-Bearing Debt (Billions of yen)
(At March 31)
3,089.8
2,712.9
2,264.1
1,969.3
1,823.9
1,876.4
'01
'02
'03
'04
'05
'06



Net D/E Ratio (Times)
(At March 31)
9.0
10.3
8.7
5.0
4.1
2.8
'01
'02
'03
'04
'05
'06

tween ¥500.0 billion to ¥600.0 billion in new investments. These investments will not only target fields such as energy and resource development, where market conditions are currently strong, but also in overseas IPP, foodstuffs and food products, pulp and paper, chemicals, industrial machinery and plant, healthcare, financial services, environmental, and other strategic fields. In assembling prime assets in these areas, the Company is seeking to further bolster its already strong earnings base by targeting consolidated net income of ¥100.0 billion for the fiscal year ending March 31, 2007. Please refer to "Issues to be Addressed" for more information regarding the "G" PLAN.

With a renewed resolve, every member of Marubeni, executives and employees alike, is boldly committed to achieving the "G" PLAN's objectives for the fiscal year ending March 31, 2007.

(5) Liquidity and Funding Sources

① Financial Position

Consolidated total assets as of March 31, 2006 stood at ¥4,587.1 billion, up ¥379.0 billion from the previous fiscal year-end. This result stemmed from an increase primarily in property, plant and equipment, mostly from investment in new energy projects overseas.

Total shareholders' equity rose ¥220.6 billion to ¥663.8 billion. In addition to an increase in net income to ¥73.8 billion, this resulted from the conversion of the Company's 8th unsecured convertible bond issue, worth ¥61.7 billion, into shares, as well as an improvement of ¥62.4 billion in unrealized gains on investment securities.

Consolidated interest-bearing debt declined ¥19.4 billion to ¥2,267.0 billion. Consolidated net interest-bearing debt, after deduction of cash and cash equivalents, was ¥1,876.4 billion as of March 31, 2006, up ¥52.4 billion from a year earlier. As a result, the net D/E ratio at the fiscal year-end improved 1.29 percentage points, from 4.12 times to 2.83 times. With this performance, the Company far exceeded objectives targeted by the "V" PLAN, namely consolidated net interest-bearing debt of ¥2 trillion or less, and a net D/E ratio of between 4 and 5 times.

② Fund Procurement

The fundamental policy of Marubeni and its consolidated subsidiaries is to maintain an optimal mix of funding in line with the requirements of its asset portfolio. The goal is to sustain a stable level of liquidity while trimming financing costs. Funding sources included indirect procurement from banks, life insurers and other financial institutions, and direct procurement through the issuance of bonds, commercial paper and other means.

Marubeni has established the following programs to procure funds directly from the capital markets.

- Shelf registration for the public sale of ordinary bonds in Japan: ¥500.0 billion
- Commercial Paper program
  - Marubeni Europe plc: US$300 million
  - Marubeni International Finance p.l.c.: US$900 million
- Euro Medium-Term Note Program
  - Five-company joint program (Marubeni Corporation, Marubeni America Corporation, Marubeni Europe p.l.c., Marubeni International Finance plc, Marubeni Finance Holland B.V.): US$5.0 billion

To aid in procuring funds from capital markets, Marubeni has acquired credit ratings from Moody's Investors Service (Moody's), Standard & Poor's (S&P), Rating and Investment Information, Inc. (R&I), and Japan Credit Rating Agency, Ltd. (JCR).

In February 2006, S&P upgraded Marubeni's long-term rating from BB to BBB-, and its long-term senior unsecured debt rating from

BBB- to BBB; and in June 2006, R&I upgraded its long-term rating from BBB- to BBB. Marubeni remains committed to conducting portfolio management, enhancing risk management and taking other actions needed to raise its profitability and credit ratings even higher.

③ Liquidity

Marubeni and its consolidated subsidiaries maintain a sufficient level of liquidity mainly through cash and deposits and the establishment of credit facilities. As of March 31, 2006, cash and deposits totaled ¥390.6 billion. Details regarding credit facilities are as follows:

- Marubeni Corporation
  ¥415.0 billion from a syndicate of major and regional Japanese banks (short term: ¥115.0 billion, long term: ¥300.0 billion)
- Overseas finance subsidiary
  US$35 million from a major Japanese bank (short term)
- Marubeni Corporation, Marubeni America Corporation, Marubeni Europe plc, Marubeni Finance Holland B.V.
  These four companies have available credit facilities (short term) totaling US$380 million, secured mainly through major European and U.S. banks

In addition to these credit facilities, Marubeni and its consolidated subsidiaries hold highly liquid marketable securities. In all, these assets provide sufficient liquidity to cover short-term loans and the current portion of long-term debt, which totaled ¥588.1 billion as of March 31, 2006.

Consolidated Balance Sheets

Marubeni Corporation
At March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	2006	2005	2006
Current assets:			
Cash and cash equivalents *(Notes 2 and 19)*	¥ 368,936	¥ 459,194	$ 3,153,299
Time deposits *(Notes 9 and 19)*	21,674	3,256	185,248
Investment securities *(Notes 2, 5, 9 and 19)*	20,989	32,946	179,393
Notes and accounts receivable – trade *(Notes 2, 7, 9 and 21)*:			
Notes receivable	90,973	101,298	777,547
Accounts receivable	896,781	783,001	7,664,795
Due from affiliated companies	79,553	94,453	679,940
Allowance for doubtful accounts	(17,910)	(24,620)	(153,077)
Inventories *(Notes 2 and 9)*	395,599	376,480	3,381,188
Advance payments to suppliers	109,330	83,529	934,444
Deferred income taxes *(Notes 2 and 12)*	32,048	43,483	273,915
Prepaid expenses and other current assets	170,644	140,332	1,458,496
Total current assets	2,168,617	2,093,352	18,535,188
Investments and long-term receivables:			
Affiliated companies *(Notes 2, 6 and 9)*	314,261	325,380	2,685,991
Securities and other investments *(Notes 2, 5, 9 and 19)*	615,361	483,928	5,259,496
Notes, loans and accounts receivable – trade, net of unearned interest *(Notes 2, 7, 9, 19 and 21)*	214,763	270,792	1,835,581
Allowance for doubtful accounts *(Notes 2 and 7)*	(81,964)	(84,696)	(700,547)
Property leased to others, at cost, less accumulated depreciation of ¥79,796 million ($682,017 thousand) in 2006 and ¥69,835 million in 2005 *(Notes 2 and 9)*	231,747	248,338	1,980,744
Total investments and long-term receivables	1,294,168	1,243,742	11,061,265
Property, plant and equipment, at cost *(Notes 2 and 9)*:			
Land and land improvements	187,634	178,348	1,603,710
Buildings	316,204	284,105	2,702,598
Equipment	604,705	360,024	5,168,419
Mining rights	22,973	20,611	196,350
	1,131,516	843,088	9,671,077
Accumulated depreciation	(350,707)	(310,782)	(2,997,496)
Net property, plant and equipment	780,809	532,306	6,673,581
Prepaid pension cost *(Note 11)*	83,746	84,709	715,778
Deferred income taxes *(Notes 2 and 12)*	52,364	89,284	447,556
Intangible assets *(Notes 2, 3, 8 and 11)*	89,325	35,548	763,462
Goodwill *(Notes 2 and 8)*	27,936	27,509	238,769
Other assets *(Note 9)*	90,107	101,587	770,145
Total assets	¥4,587,072	¥4,208,037	$39,205,744

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current liabilities:			
Short-term loans *(Notes 9, 10 and 19)*	¥ 368,491	¥ 344,597	$ 3,149,496
Current portion of long-term debt *(Notes 9, 10 and 19)*	219,650	314,501	1,877,350
Notes and accounts payable – trade:			
Notes and acceptances payable *(Note 9)*	186,741	207,663	1,596,077
Accounts payable	715,370	650,387	6,114,274
Due to affiliated companies	46,432	44,817	396,855
Advance payments received from customers	97,673	80,502	834,812
Accrued income taxes *(Note 12)*	16,220	13,541	138,632
Deferred income taxes *(Notes 2 and 12)*	3,310	3,849	28,291
Accrued expenses and other current liabilities *(Note 9)*	307,342	222,721	2,626,854
Total current liabilities	1,961,229	1,882,578	16,762,641
Long-term debt, less current portion *(Notes 9, 10 and 19)*	1,879,739	1,813,722	16,066,145
Employees' retirement benefits *(Note 11)*	9,129	9,319	78,026
Deferred income taxes *(Notes 2 and 12)*	26,189	18,851	223,838
Minority interests in consolidated subsidiaries	46,999	40,415	401,701
Commitments and contingent liabilities *(Note 22)*			
Shareholders' equity *(Note 13)*:			
Preferred stock *(Note 14)*:			
Class I with no stated value:			
Authorized shares – 100,000,000 shares			
Issued and outstanding shares – 75,500,000 shares in 2006 and 2005 (aggregate liquidation preference of ¥75,500 million)	37,750	37,750	322,650
Class II with no stated value:			
Authorized shares – 100,000,000 shares			
No shares issued and outstanding	–	–	–
Common stock:			
Authorized shares – 4,300,000,000 shares			
Issued and outstanding shares – 1,608,451,165 shares in 2006 and 1,494,021,081 shares in 2005	224,936	194,039	1,922,530
Capital surplus	155,903	125,436	1,332,504
Retained earnings	193,772	131,195	1,656,171
Accumulated other comprehensive income (loss) *(Notes 12 and 15)*:			
Unrealized gains on investment securities *(Note 5)*	109,035	46,661	931,923
Currency translation adjustments	(53,450)	(89,586)	(456,838)
Unrealized losses on derivatives	(2,116)	(1,554)	(18,085)
Minimum pension liability adjustment *(Note 11)*	(1,717)	(647)	(14,675)
Cost of common stock in treasury – 1,232,651 shares in 2006 and 854,465 shares in 2005	(326)	(142)	(2,787)
Total shareholders' equity	663,787	443,152	5,673,393
Total liabilities and shareholders' equity	¥4,587,072	¥4,208,037	$39,205,744

See accompanying notes.

Consolidated Statements of Income

Marubeni Corporation
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Revenues *(Note 2)*:				
Revenues from trading and other activities	¥2,949,058	¥2,874,455	¥2,620,865	$25,205,624
Commissions on services and trading margins	190,787	161,108	150,158	1,630,658
Total	3,139,845	3,035,563	2,771,023	26,836,282
(Total volume of trading transactions: 2006, ¥8,686,532 million ($74,243,863 thousand) 2005, ¥7,936,348 million 2004, ¥7,902,494 million) *(Notes 2, 6 and 17)*				
Cost of revenues from trading and other activities	2,637,821	2,602,168	2,364,262	22,545,479
Gross trading profit	502,024	433,395	406,761	4,290,803
Expenses and other:				
Selling, general and administrative expenses	350,261	339,183	326,567	2,993,683
Loss on the transfer of the substitutional portion of the employee pension fund liabilities, net of subsidy received of ¥13,405 million in 2005 *(Note 11)*	–	1,453	–	–
Provision for doubtful accounts *(Note 7)*	8,515	6,298	805	72,778
Interest income	(23,095)	(23,445)	(20,393)	(197,393)
Interest expense	47,212	43,244	43,420	403,521
Dividend income	(12,065)	(8,989)	(7,198)	(103,120)
Impairment loss on investment securities	17,895	7,438	10,451	152,949
Gain on sales of investment securities *(Note 5)*	(14,477)	(36,147)	(26,528)	(123,735)
Loss on property, plant and equipment *(Note 8)*	21,292	6,288	1,549	181,983
Other – net *(Notes 2 and 18)*	5,033	36,482	17,962	43,017
Total	400,571	371,805	346,635	3,423,683
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	101,453	61,590	60,126	867,120
Provision for income taxes *(Note 12)*:				
Current	34,653	27,332	20,810	296,180
Deferred	10,955	9,393	14,913	93,632
	45,608	36,725	35,723	389,812
Income from continuing operations before minority interests and equity in earnings of affiliated companies	55,845	24,865	24,403	477,308
Minority interests	(5,427)	(1,440)	(2,988)	(46,385)
Equity in earnings of affiliated companies – net (after income tax effects) *(Notes 6 and 12)*	29,747	20,672	14,271	254,248
Income from continuing operations	80,165	44,097	35,686	685,171
Loss from discontinued operations (after income tax effect) *(Note 4)*	(6,364)	(2,850)	(1,121)	(54,393)
Net income	¥ 73,801	¥ 41,247	¥ 34,565	$ 630,778
Income available to preferred shareholders *(Note 23)*	¥ 1,510	¥ 1,510	¥ 442	$ 12,906
Net income available to common shareholders	¥ 72,291	¥ 39,737	¥ 34,123	$ 617,872
	Yen			U.S. dollars (Note 1)
Earnings per 100 shares of common stock *(Note 16)*:				
Basic:				
Income from continuing operations	¥ 5,260	¥ 2,852	¥ 2,360	$ 44.96
Net income	¥ 4,834	¥ 2,661	¥ 2,285	$ 41.32
Diluted:				
Income from continuing operations	¥ 4,394	¥ 2,384	¥ 2,081	$ 37.56
Net income	¥ 4,046	¥ 2,231	¥ 2,016	$ 34.58

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Marubeni Corporation
At March 31, 2006, 2005 and 2004

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2006		2005		2004		2006	
Class I preferred stock (*Note 14*):								
Balance at beginning of year	¥ 37,750		¥ 37,750		¥ –		$ 322,650	
Stock issued	–		–		37,750		–	
Balance at end of year	¥ 37,750		¥ 37,750		¥ 37,750		$ 322,650	
Common stock:								
Balance at beginning of year	¥194,039		¥194,039		¥194,039		$1,658,453	
Conversion of convertible debentures	30,897		–		–		264,077	
Balance at end of year	¥224,936		¥194,039		¥194,039		$1,922,530	
Capital surplus:								
Balance at beginning of year	¥125,436		¥125,430		¥ 87,765		$1,072,102	
Gain on sales of treasury stock	22		6		–		188	
Conversion of convertible debentures	30,445		–		–		260,214	
Excess of proceeds from issuance of preferred stock over the amount assigned to the preferred stock account (*Note 14*)	–		–		37,665		–	
Balance at end of year	¥155,903		¥125,436		¥125,430		$1,332,504	
Retained earnings (accumulated deficit):								
Balance at beginning of year	¥131,195		¥ 94,870		¥ 64,786		$1,121,325	
Net income	73,801	¥ 73,801	41,247	¥41,247	34,565	¥34,565	630,778	$ 630,778
Cash dividends – common and preferred stocks	(11,224)		(4,922)		(4,481)		(95,932)	
Balance at end of year	¥193,772		¥131,195		¥ 94,870		$1,656,171	
Accumulated other comprehensive income (loss) (*Note 15*):								
Balance at beginning of year	¥(45,126)		¥(59,025)		¥(86,441)		$ (385,692)	
Unrealized gains on investment securities, net of reclassification (*Note 5*)		62,374		11,734		43,290		533,111
Currency translation adjustments, net of reclassification		36,136		(1,659)		(15,247)		308,854
Unrealized (losses) gains on derivatives, net of reclassification		(562)		3,859		(597)		(4,803)
Minimum pension liability adjustment (*Note 11*)		(1,070)		(35)		(30)		(9,145)
Other comprehensive income, net of tax	96,878	96,878	13,899	13,899	27,416	27,416	828,017	828,017
Comprehensive income		¥170,679		¥55,146		¥61,981		$1,458,795
Balance at end of year	¥ 51,752		¥(45,126)		¥(59,025)		$ 442,325	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (142)		¥ (82)		¥ (98)		$ (1,214)	
Treasury stock (repurchased) sold	(184)		(60)		16		(1,573)	
Balance at end of year	¥ (326)		¥ (142)		¥ (82)		$ (2,787)	
Disclosure of reclassification amount for the year ended:								
Unrealized gains on investment securities arising during the period	¥ 66,293		¥ 28,315		¥ 51,762		$ 566,607	
Less: reclassification adjustments for gains included in net income	(3,919)		(16,581)		(8,472)		(33,496)	
Net unrealized gains	¥ 62,374		¥ 11,734		¥ 43,290		$ 533,111	
Currency translation adjustments arising during period	¥ 33,832		¥ (4,295)		¥(17,803)		$ 289,162	
Less: reclassification adjustments for losses included in net income	2,304		2,636		2,556		19,692	
Net currency translation adjustments	¥ 36,136		¥ (1,659)		¥(15,247)		$ 308,854	
Unrealized gains (losses) on derivatives arising during the period	¥ 3,383		¥ 6,431		¥ (5)		$ 28,915	
Less: reclassification adjustments for gains included in net income	(3,945)		(2,572)		(592)		(33,718)	
Net unrealized (losses) gains on derivatives	¥ (562)		¥ 3,859		¥ (597)		$ (4,803)	

See accompanying notes.

Consolidated Statements of Cash Flows

Marubeni Corporation
Years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Operating activities				
Net income	¥ 73,801	¥ 41,247	¥ 34,565	$ 630,778
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	72,684	64,358	54,261	621,231
Provision for doubtful accounts	8,515	6,298	805	72,778
Equity in earnings of affiliated companies, less dividends received	(13,262)	(13,049)	(598)	(113,350)
Loss (gain) on investment securities	3,418	(28,709)	(16,077)	29,214
Loss on property, plant and equipment	21,292	6,288	1,555	181,983
Deferred income taxes	10,955	9,393	14,913	93,632
Loss from discontinued operations (after income tax effect) (*Note 4*)	6,364	2,850	–	54,393
Changes in operating assets and liabilities:				
Notes and accounts receivable	(45,810)	(4,080)	57,711	(391,538)
Inventories	452	17,561	(1,102)	3,863
Advance payments to suppliers and prepaid expenses and other assets	(88,039)	(4,045)	15,138	(752,470)
Prepaid pension cost	1,136	21,088	7,208	9,709
Notes, acceptances and accounts payable	31,670	33,201	18,839	270,684
Advance payments received from customers and accrued expenses and other liabilities	90,306	38,199	(2,704)	771,846
Accrued income taxes	695	1,283	(637)	5,940
Other	(40,769)	(18,059)	17,683	(348,454)
Net cash provided by operating activities	133,408	173,824	201,560	1,140,239
Investing activities				
Proceeds from sales of available-for-sale securities	13,410	50,728	33,717	114,615
Proceeds from redemptions of available-for-sale securities	1,630	–	1,679	13,932
Purchases of available-for sale securities	(42,116)	(50,847)	(20,730)	(359,966)
Proceeds from redemptions of held-to-maturity securities	26,114	1,316	1,033	223,197
Proceeds from sales of other investments	70,989	66,174	82,576	606,743
Acquisition of other investments	(100,594)	(40,121)	(61,352)	(859,778)
Proceeds from sales of property, plant and equipment and property leased to others	14,030	20,849	15,195	119,915
Purchases of property, plant and equipment and property leased to others	(211,037)	(65,324)	(66,478)	(1,803,735)
Collection of loans receivable	52,606	98,813	131,470	449,624
Loans made to customers	(18,813)	(35,545)	(59,127)	(160,795)
Net cash (used in) provided by investing activities	(193,781)	46,043	57,983	(1,656,248)
Financing activities				
Net increase (decrease) in short-term loans	5,348	(119,698)	(173,240)	45,709
Proceeds from long-term debt	525,792	387,677	458,836	4,493,949
Payments of long-term debt	(566,042)	(497,929)	(589,521)	(4,837,966)
Cash dividends paid – common and preferred stocks	(11,224)	(4,922)	(4,481)	(95,932)
(Purchase) sale of treasury stock, net	(168)	(54)	16	(1,436)
Proceeds from issuance of preferred stock	–	–	75,415	–
Other	257	(3,131)	(963)	2,197
Net cash used in financing activities	(46,037)	(238,057)	(233,938)	(393,479)
Effect of exchange rate changes on cash and cash equivalents	16,152	(1,347)	(13,385)	138,052
Net (decrease) increase in cash and cash equivalents	(90,258)	(19,537)	12,220	(771,436)
Cash and cash equivalents at beginning of year	459,194	478,731	466,511	3,924,735
Cash and cash equivalents at end of year	¥ 368,936	¥ 459,194	¥ 478,731	$ 3,153,299
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	¥ 47,808	¥ 45,045	¥ 45,071	$ 408,615
Income taxes	33,131	27,072	21,149	283,171
Non-cash investing and financing activities:				
Exchange of assets:				
Fair value of assets received	–	66	18,397	–
Carrying value of assets surrendered	–	14	16,665	–
Acquisition of subsidiaries (*Note 3*):				
Fair value of assets acquired	172,738	–	–	1,476,393
Fair value of liabilities assumed	97,088	–	–	829,812
Minority interest	14,317	–	–	122,367
Acquisition cost of subsidiaries	61,333	–	–	524,214
Non-cash acquisition costs of subsidiaries	51,356	–	–	438,940
Cash acquired	4,305	–	–	36,795
Acquisitions of subsidiaries, net of cash acquired	5,672	–	–	48,479
Issuance of common stock pursuant to conversion of convertible debentures	61,678	–	–	527,162

See accompanying notes.

Notes to Consolidated Financial Statements

Marubeni Corporation
Years ended March 31, 2006, 2005 and 2004

1. Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded in the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) recognition of the value ascribed to warrants, (3) accounting for pension costs, (4) accounting for certain investments in debt and marketable equity securities, (5) deferred gain on sales of property for tax purposes, (6) accounting for goodwill and other intangible assets, (7) accounting for derivative instruments and hedging activities, (8) accounting for sale-leaseback of real estate and other, (9) accounting for debt issuance costs, (10) reporting revenue gross as a principal or net as an agent, and (11) reporting discontinued operations.

Certain reclassifications have been made in the 2005 and 2004 financial statements to conform to the presentation for 2006.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2006 is included solely for the convenience of readers outside of Japan and has been made at ¥117 to $1, the exchange rate prevailing on March 31, 2006. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of all majority owned domestic and foreign subsidiaries (together, the "Companies"). Significant intercompany transactions and accounts have been eliminated. When a subsidiary sells stock to unrelated third parties, the Company's shareholdings in the subsidiary decreases while the price per share changes, depending on the price of the new stock issued. The Company recognizes such a change in the price per share in earnings at the time of the sale of stock.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 46, *Consolidation of Variable Interest Entities*, an interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. FIN 46 also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Certain subsidiaries have been included on the basis of a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31. There have been no significant transactions with such subsidiaries during the intervening periods.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to inherent uncertainty in nature. Significant estimates and assumptions reflected accompanying consolidated financial statements include allowance for doubtful accounts, valuation of investment securities, impairment of long-lived assets, deferred income taxes and employees' retirement benefits.

Foreign currency translation

Assets and liabilities included in financial statements of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year end rates. All income and expenses accounts are translated at the average rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive loss.

Foreign currency-denominated receivables and payables are translated into Japanese yen at the year end rates with the resulting gains and losses recognized in earnings of the year.

Cash equivalents

The Companies consider deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities

Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase.

Trading securities

Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain/loss on sales of investment securities.

Held-to-maturity securities

Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in impairment loss on investment securities.

Available-for-sale securities

Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of

discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain/loss on sales of investment securities and impairment loss on investment securities, respectively. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories
Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥81,798 million ($699,128 thousand) and ¥93,338 million at March 31, 2006 and 2005, respectively.

Investments
The Companies' investments in affiliated companies (investees over which the Companies have the ability to exercise significant influence) are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Other investments are primarily non-marketable equity securities and are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans and allowance for doubtful accounts
Loans including accounts receivable are stated at cost.

In evaluating the credit risk relating to loans, the Companies categorize them based on the potential exposures for credit ratings of debtors, geographical and other considerations. When a loan is impaired, the allowance for credit losses is determined based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For other loans, the allowance for credit losses is determined based on a historical bad debt ratio by the credit risk category. When loans are legally or contractually determined to be uncollectible, the loans are offset against their respective allowances.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal. The Companies discontinue the accrual of interest when loans are past due for a period of 180 days or more. The accrual of interest is resumed when agreements for rescheduling of payment is made and receipt of interest is probable.

Loans ninety days past due are noted as delinquent and monitored for collectibility. The recorded investments in loans ninety days past due and still accruing interest were not significant at March 31, 2006 and 2005.

Leases
The Company and certain of its subsidiaries lease fixed assets under direct financing leases and operating leases as lessors. Income from direct financing leases is recognized by amortization of unearned income over the lease term at a constant periodic rate of return on the net investment. Operating lease income is recognized over the lease term on a straight-line basis.

The Company and certain of its subsidiaries lease fixed assets under operating leases and capital leases as lessees. For capital lease obligations, interest expense is recognized over the lease term at a constant periodic rate on the lease obligation. Accumulated depreciation of the leased assets is recognized over the lease term on a straight-line basis. Rental expense on operating leases is recognized over the lease term on a straight-line basis.

Depreciation
Depreciation of property, plant and equipment (including property leased to others) is determined by the declining-balance or the straight-line method (primarily for buildings) at rates based on the estimated useful lives of the respective assets, which are from 2 to 50 years. Mining rights are primarily amortized by the unit-of-production method or straight-line method at rates based on the estimated useful lives of 5 to 30 years.

Mining rights
The FASB issued FASB Emerging Issue Task Force Issue 04-2, *Whether Mineral Rights are Tangible or Intangible Assets* (EITF 04-2). In this regard, the FASB also issued FASB Staff Position (FSP) No. 141-1 and 142-1, which amend SFAS 141 and SFAS142. In accordance with EITF 04-2 and FSP No. 141-1 and 142-1, all mining rights are included in Property, plant and equipment in the consolidated balance sheets.

Long-lived assets other than goodwill and other intangible assets
Long-lived assets held and used are evaluated for impairment and written down to their fair value if the sum of their expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Business combinations
In accordance with Statement of Financial Accounting Standards No. 141, *Business Combinations*, the purchase method of accounting is used for all business combinations. The Company separately recognizes and presents acquired intangible assets as goodwill or other intangible assets.

Goodwill and other intangible assets
Effective April 1, 2002, the Companies adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Companies annually test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

Asset retirement obligations
Effective for the year ended March 31, 2004, the Companies adopted Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* (SFAS 143). SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The adoption of SFAS 143 did not have a material impact on the Company's financial positions and results of operations.

Financial instruments with characteristics of both liabilities and equity
Effective for the year ended March 31, 2004, the Companies adopted Statement of Financial Accounting Standards No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS 150). SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company's financial positions and results of operations.

Revenue recognition and total volume of trading transactions
The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The Companies derive revenues from sales of goods, performance of services and commissions on trading transactions.

Although the Companies legally act as a principal, certain transactions are reported net, as commissions, when the margins thereon are in substance considered commissions in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent* (EITF 99-19). When the Company is not the primary obligor and do not have general inventory risk, it generally presents the transaction net. The presentation may change according to changes in form or substance of transactions.

The total volume of trading transactions, which is voluntarily disclosed in the statements of income, includes the sales value of all transactions in which the Companies participate, regardless of the form of such transaction, based on the practice of the Japanese trading companies.

The Companies' revenues and commissions are recognized when they are realized or realizable and earned. Revenues and commissions are realized or realizable and earned when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collection is reasonably assured.

Sale of goods: In acting as a principal, revenue from the sale of goods is recognized when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customer or title to securities such as bills of lading are transferred to the customer. In addition, if required the implementation testing needs to be fully completed and any future obligations need to be perfunctory and not affect the customer's final acceptance of the arrangement of revenue to be recognized.

Performance of services: Commissions are recognized when the contracted services to the third-party customers are completed. In acting as agent, the Companies recognize commissions when contracted services are fully rendered to the customers.

Long-term and large scale construction arrangements: Revenue is recognized by the completed-contract method unless reasonably dependable estimates of costs and extent of progress can be made, in which case revenue is recognized by the percentage-of-completion method.

Shipping and handling costs are included in cost of revenues.

Other expenses – net

Other expenses – net includes losses incurred in liquidating subsidiaries and affiliated companies of ¥896 million ($7,658 thousand), ¥412 million and ¥6,549 million for the years ended March 31, 2006, 2005 and 2004, respectively.

Other expenses – net for the year ended March 31, 2005 also includes a loss on investment in and receivables from P.T. Chandra Asri of ¥21,347 million.

The aggregated amounts of losses on sales of loans, included in other expenses – net were ¥923 million ($7,889 thousand) and ¥1,023 million for the years ended March 31, 2006 and 2004, respectively. Such amount was not significant for the year ended March 31, 2005.

Derivative instruments and hedging activities

The Companies apply Statement of Financial Accounting Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS 133), as amended by SFAS138 and SFAS149.

The Companies recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness are included in other expenses – net. The Companies expect to reclassify ¥1,791 million ($15,308 thousand) of net loss on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2007, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Companies are hedging their exposure to the variability in future cash flows for forecasted transactions excluding those forecasted transactions related to the payments of variable interest on existing financial instruments is 25 months.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

3. Acquisitions

On October 12, 2005, Japan Indonesia Petrochemical Investment Corporation ("JIPIC"), a wholly owned subsidiary of the Company, exchanged its shares and loans in PT. Chandra Asri ("CA") with Commerzbank International Trust (Singapore) Ltd., for shares of two Indonesian companies in the musi pulp business. As a result of this exchange, PT. Tanjungenim Lestari Pulp & Paper ("TEL"), a pulp producing company, became a subsidiary wholly owned by the Company, JIPIC and Sumatra Pulp Corporation ("Sumatra"), a 49.95% owned subsidiary of Marubeni. In addition, PT. Musi Hutan Persada ("MHP"), a plantation company, became a subsidiary owned 60% by the Company and JIPIC. TEL was incorporated in 1990 and produces pulp from acacia logs, and has pulp production capacity of 450,000 tons per year. MHP was incorporated in 1991 and operates acacia plantation on 190,000 hectares out of authorized areas of 300,000 hectares and supplies logs for TEL. The results of operations of TEL and MHP have been consolidated in the consolidated statement of income from the date of acquisition. The pulp business is placed as one of the Company's core businesses and acquisition of the majority shares of TEL and MHP was made to further strengthen the business.

The aggregate purchase price was ¥61,333 million ($524,214 thousand), and the following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of yen	Thousands of U.S. dollars
Current assets	¥ 14,744	$ 126,017
Property, plant and equipment	103,214	882,171
Intangible assets	50,771	433,940
Other non-current assets	4,009	34,265
Total assets acquired	172,738	1,476,393
Current liabilities	7,426	63,470
Long-term debt	80,542	688,393
Other non-current liabilities	9,120	77,949
Total liabilities assumed	97,088	829,812
Minority interest	14,317	122,367
Net assets acquired	¥ 61,333	$ 524,214

Minority interest above includes the Company's and Sumatra's interest of 45.06% in TEL, acquired prior to this acquisition.

As MHP was granted by the Indonesia government a right to use land of 300,000 hectares for plantation, ¥50,745 million ($433,718 thousand) were assigned to intangible assets subject to amortization over the remaining authorized period of 29 years.

Had the Company acquired TEL and MHP at April 1, 2004, the consolidated revenues, gross trading profits, net income, and basic and diluted earnings per 100 shares of common stock for the years ended March 31, 2006 and 2005 would be as follows:

	Pro Forma Information (Unaudited)		
	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Revenue	¥3,153,954	¥3,063,585	$26,956,872
Gross trading profit	506,039	439,739	4,325,120
Net income	76,002	38,409	649,590
	Yen		U.S. dollars
Basic earnings per 100 shares of common stock	¥4,982	¥2,471	$42.58
Diluted earnings per 100 shares of common stock	4,166	2,079	35.61

4. Discontinued Operations

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS 144), the Company separately presents the results of the operations in discontinued operations, net of income tax effects, which are either operations disposed of or reclassified as held for sale during the year, in the consolidated statements of income. The figures of statements of income and cashflows for the prior years have been reclassified to conform to this presentation.

The caring amounts of assets and liabilities of the discontinued operations were not significant at March 31, 2006 and 2005.

The loss from discontinued operations in the statement of income for the year ended March 31, 2006, 2005 and 2004, and selected financial information are as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Revenue	¥ 281	¥ 3,089	¥ 3,146	$ 2,402
Loss from discontinued operations, before income tax effect	¥(1,793)	¥(5,738)	¥(1,226)	$(15,325)
Loss on disposal	(9,885)	–	–	(84,487)
Income tax benefit	5,314	2,888	105	45,419
Loss from discontinued operations, after income tax effect	¥(6,364)	¥(2,850)	¥(1,121)	$(54,393)

Discontinued operations for the year ended March 31, 2006 are as follows:

The Company placed as a non-core business the leisure-related business including the ski business and theme park operations in the "V Plan," the 3 year business plan, which started in 2003. Based on the plan, the Company decided to exit from the leisure business operated through two subsidiaries, Hunter Mountain Shiobara Co. Ltd. ("HMS") and Nasu Kougen Resort Co. Ltd. ("NKR"), by selling them to thirdparties. NKR sold all assets and business related to the skiing ground operations to HMS, and then the Company sold all share in HMS to Tokyu Resort Corporation in November 2005. The Company also committed to sell all shares in NKR to Animal Escort Service Co. Ltd.

5. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2006 and 2005:

Available-for-sale securities

	Millions of yen							
	2006				2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	¥ 579	¥ –	¥ –	¥ 579	¥ 701	¥ 183	¥ (2)	¥ 882
Non-current:								
Debt securities	¥ 29,060	¥ 216	¥ (37)	¥ 29,239	¥ 22,720	¥ 501	¥ (9)	¥ 23,212
Marketable equity securities	153,508	167,980	(1,350)	320,138	140,249	74,516	(7,155)	207,610
Total	¥182,568	¥168,196	¥(1,387)	¥349,377	¥162,969	¥75,017	¥(7,164)	¥230,822

	Thousands of U.S. dollars			
	2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	$ 4,949	$ –	$ –	$ 4,949
Non-current:				
Debt securities	$ 248,376	$ 1,846	$ (316)	$ 249,906
Marketable equity securities	1,312,034	1,435,726	(11,538)	2,736,222
Total	$1,560,410	$1,437,572	$(11,854)	$2,986,128

Held-to-maturity securities

	Millions of yen							
	2006				2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	¥6,000	¥ 4	¥ –	¥ 6,004	¥28,067	¥191	¥(120)	¥28,138
Non-current:								
Debt securities	¥9,236	¥797	¥ –	¥10,033	¥14,300	¥816	¥ –	¥15,116

	Thousands of U.S. dollars			
	2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	$51,282	$ 34	$ –	$51,316
Non-current:				
Debt securities	$78,940	$6,812	$ –	$85,752

Debt securities which the Company held at March 31, 2006 and 2005 were mainly corporate bonds.

Management of the Company believes that the unrealized losses above are not other than temporary declines as either the market value has substantially recovered subsequent to the balance sheet date or the duration of decline is less than 9 months.

In addition to the securities listed above, the Companies held trading securities of ¥14,410 million ($123,162 thousand) and ¥3,997 million, at fair value, as of March 31, 2006 and 2005, respectively. The net unrealized holding losses on trading securities included in earnings for the years ended March 31, 2006, 2005 and 2004 amounted to ¥76 million ($650 thousand), ¥8 million and ¥0 million, respectively.

Gross realized gains on sales of available-for-sale securities totaled ¥7,218 million ($61,692 thousand), ¥28,611 million and ¥13,945 million, and gross realized losses totaled ¥457 million ($3,906 thousand), ¥144 million and ¥179 million for the years ended March 31, 2006, 2005 and 2004, respectively.

The Company wrote down certain marketable investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥109 million ($932 thousand), ¥385 million and ¥197 million for the years ended March 31, 2006, 2005 and 2004.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2006 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

	Available-for-sale securities			
	Cost	Fair Value	Cost	Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 579	¥ 579	$ 4,949	$ 4,949
Due after one year through five years	17,256	17,470	147,487	149,316
Due after five years through ten years	11,215	11,181	95,855	95,564
Due after ten years	589	588	5,034	5,026
Total debt securities	29,639	29,818	253,325	254,855
Marketable equity securities	153,508	320,138	1,312,034	2,736,222
Total	¥183,147	¥349,956	$1,565,359	$2,991,077

	Held-to-maturity securities			
	Cost	Fair Value	Cost	Fair Value
	Millions of yen		Thousands of U.S. dollars	
Due in one year or less	¥ 6,000	¥ 6,004	$ 51,282	$ 51,316
Due after one year through five years	9,214	10,011	78,752	85,564
Due after five years through ten years	22	22	188	188
Total	¥15,236	¥16,037	$130,222	$137,068

6. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Investments in equity securities	¥295,427	¥262,407	$2,525,017
Long-term receivables	18,834	62,973	160,974
	¥314,261	¥325,380	$2,685,991

The financial information of affiliated companies at March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total assets	¥2,967,889	¥3,096,975	$25,366,573
Total liabilities	2,282,273	2,458,736	19,506,607
Net assets	¥ 685,616	¥ 638,239	$ 5,859,966

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Total volume of trading transactions	¥4,233,915	¥5,353,268	¥5,680,914	$36,187,308
Net income	71,212	79,998	32,753	608,650

The Companies' transactions with affiliated companies for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Sale transactions	¥314,739	¥360,027	¥319,276	$2,690,077
Purchase transactions	196,639	199,210	158,592	1,680,675

The unamortized balance of the difference between the cost of investment in affiliated companies and the Companies' equity in the net assets at the dates of acquisition amounted to ¥4,509 million ($38,538 thousand) and ¥9,326 million at March 31, 2006 and 2005, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥37,366 million ($319,368 thousand) and ¥37,325 million at March 31, 2006 and 2005, respectively, with corresponding aggregate quoted market values of ¥69,951 million ($597,872 thousand) and ¥55,908 million.

7. Loans and Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Balance at beginning of year	¥109,316	¥120,814	¥142,530	$ 934,325
Provision	8,515	6,298	805	72,778
Charge-offs	(14,435)	(18,572)	(21,096)	(123,376)
Other	(3,522)	776	(1,425)	(30,103)
Balance at end of year	¥ 99,874	¥109,316	¥120,814	$ 853,624

At March 31, 2006 and 2005, the recorded investments in loans that are considered to be impaired under Statements of Financial Accounting Standards No. 114 were ¥159,902 million ($1,366,684 thousand) and ¥185,934 million, respectively, and the allowance for credit losses related to those loans were ¥86,237 million ($737,068 thousand) and ¥99,476 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or considered collectible based upon various analyses. The average recorded investments in impaired loans were ¥176,477 million ($1,508,350 thousand), ¥230,778 million and ¥283,259 million for the years ended March 31, 2006, 2005 and 2004, respectively. The Companies generally do not accrue for interest on those loans, and recognize interest income on a cash basis, which was ¥3,839 million ($32,812 thousand) and ¥2,901 million for the years ended March 31, 2006 and 2005. Such amount was not significant for the year ended March 31, 2004.

8. Long-Lived Assets

The gross carrying amounts and accumulated amortization of intangible assets as of March 31, 2006 and 2005 were as follows:

	Millions of yen			
	2006		2005	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Licenses and operating rights	¥ 77,008	¥ (5,073)	¥22,124	¥ (2,541)
Software	13,541	(7,528)	11,053	(5,243)
Additional minimum pension liability	2,223	(863)	2,337	(725)
Other	11,032	(4,409)	11,979	(7,069)
Intangible assets not subject to amortization:				
Land rent rights	2,350	–	2,841	–
Other	1,044	–	792	–
	¥107,198	¥(17,873)	¥51,126	¥(15,578)

	Thousands of U.S. dollars	
	2006	
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:		
Licenses and operating rights	$658,188	$ (43,359)
Software	115,735	(64,342)
Additional minimum pension liability	19,000	(7,376)
Other	94,291	(37,683)
Intangible assets not subject to amortization:		
Land rent rights	20,085	–
Other	8,923	–
	$916,222	$(152,760)

The amortized intangible assets acquired during the year ended March 31, 2006 totaled to ¥58,981 million ($504,111 thousand) and consisted primarily of operating rights of ¥51,741 million ($442,231 thousand) and software of ¥2,825 million ($24,145 thousand). The weighted-average amortization periods of operating rights and software acquired for the year ended March 31, 2006 are 29 years (straight-line method) and 5 years (straight-line method), respectively. The total amount of the amortized intangible assets acquired during the year ended March 31, 2005 was ¥5,337 million, which included operating rights of ¥2,346 million and software of ¥2,335 million. The weighted-average amortization periods of operating rights and software acquired for the year ended March 31, 2005 are 23 years (straight-line method) and 5 years (straight-line method), respectively. The amount of the residual value of the amortized intangible assets is not significant.

The amortization expense for intangible assets was ¥5,734 million ($49,009 thousand) and ¥5,899 million for the years ended March 31, 2006 and 2005. The estimated amortization expense for the next five years is as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥5,516	$47,145
2008	5,070	43,334
2009	4,737	40,487
2010	4,154	35,504
2011	3,642	31,128

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2006 and 2005 are as follows:

	Millions of yen							
	Agri-marine products	Textile	Chemicals	Energy	Transportation machinery	Industrial machinery and information business	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2004	¥7,371	¥ –	¥1,091	¥ 993	¥4,057	¥8,096	¥ 7,185	¥28,793
Goodwill acquired during the year	–	–	–	–	–	–	–	–
Impairment losses	–	–	–	–	–	–	–	–
Effect of exchange rate and other	(78)	–	56	(993)	(15)	–	(254)	(1,284)
Balance at March 31, 2005	7,293	–	1,147	–	4,042	8,096	6,931	27,509
Goodwill acquired during the year	–	1,094	–	–	–	–	–	1,094
Impairment losses	–	(552)	–	–	–	–	(1,467)	(2,019)
Effect of exchange rate and other	–	–	22	–	351	–	979	1,352
Balance at March 31, 2006	¥7,293	¥ 542	¥1,169	¥ –	¥4,393	¥8,096	¥ 6,443	¥27,936

	Thousands of U.S. dollars							
	Agri-marine products	Textile	Chemicals	Energy	Transportation machinery	Industrial machinery and information business	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2005	$62,333	$ –	$9,803	$ –	$34,547	$69,197	$ 59,239	$235,119
Goodwill acquired during the year	–	9,350	–	–	–	–	–	9,350
Impairment losses	–	(4,718)	–	–	–	–	(12,538)	(17,256)
Effect of exchange rate and other	–	–	188	–	3,000	–	8,368	11,556
Balance at March 31, 2006	$62,333	$ 4,632	$9,991	$ –	$37,547	$69,197	$ 55,069	$238,769

As a result of decreases in the estimated future cash flows due to the worsened business circumstance and conditions and changes in the management strategies, the Companies recognized impairment losses on goodwill of ¥2,019 million ($17,256 thousand) and ¥1,455 million for the years ended March 31, 2006 and 2004. There was no impairment loss on goodwill recognized for the year ended March 31, 2005. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their facility, real estate and plant in the total amounts of ¥15,504 million ($132,513 thousand) and ¥13,558 million, which are included in loss on property, plant and equipment on the consolidated statement of income, for the years ended March 31, 2006 and 2005, based on their fair value. The fair value was primarily estimated using the discounted cash flow method and third-party appraisals. The segments affected by the impairment losses were primarily Energy of ¥6,402 million ($54,718 thousand), Metal and mineral resources of ¥3,980 million ($34,017 thousand) and Corporate of ¥1,587 million ($13,564 thousand) for the year ended March 31, 2006, and Forest product and general merchandise of ¥4,251 million, Development and construction of ¥3,664 million, Agri-marine products of ¥2,548 million and Industrial machinery and information business of ¥1,813 million for the year ended March 31, 2005. The amount of impairment losses for the year ended March 31, 2004 was immaterial.

9. Pledged Assets

The following table summarizes assets pledged as collateral for the Company's obligations at March 31, 2006 and 2005:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Time deposits	¥ 10,199	¥ 7,967	$ 87,171
Investment securities, securities and other investments and investments in affiliated companies	60,428	134,882	516,479
Notes, loans and accounts receivable – trade (current and non-current)	47,279	40,977	404,094
Inventories	6,655	12,543	56,880
Property, plant and equipment, and property leased to others, net of accumulated depreciation	358,225	256,407	3,061,752
Other assets	13,108	10,836	112,034
	¥495,894	¥463,612	$4,238,410

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Short-term loans	¥ 67,529	¥ 36,157	$ 577,171
Other current liabilities	16,133	12,930	137,889
Long-term debt	202,197	201,470	1,728,180
Guarantees of contracts, etc.	20,962	10,533	179,162
	¥306,821	¥261,090	$2,622,402

In addition, acceptances payable at March 31, 2006 and 2005 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Company's transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

10. Short-Term Loans and Long-Term Debt

Short-term loans and their weighted average interest rates, regardless of currencies, at March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Short-term loans from banks and others	¥368,491	¥344,597	$3,149,496
Weighted average interest rates	2.58%	1.13%	

Long-term debt at March 31, 2006 and 2005 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
4.0% reverse dual currency notes due 2005	¥ –	¥ 11,898	$ –
2.13% notes due 2005	–	5,800	–
1.48% notes due 2006	3,800	3,800	32,479
1.15% notes due 2005	–	36,637	–
1.27% notes due 2006	7,700	7,700	65,812
1.13% notes due 2006	28,100	28,100	240,171
Libor + 0.73% notes due 2007	15,578	15,578	133,145
2.0% notes due 2006	15,000	15,000	128,205
1.91% notes due 2006	10,000	10,000	85,470
1.27% (1.60% after June 13, 2005) notes due 2007	9,350	10,000	79,915
1.11% notes due 2007	10,000	10,000	85,470
1.43% notes due 2009	10,000	10,000	85,470
1.38% notes due 2009	15,000	15,000	128,205
0.86% notes due 2007	10,000	10,000	85,470
1.28% notes due 2009	10,000	10,000	85,470
0.98% notes due 2009	10,000	10,000	85,470
0.87% notes due 2010	20,000	20,000	170,940
1.32% notes due 2012	10,000	10,000	85,470
1.38% notes due 2012	10,000	10,000	85,470
1.37% notes due 2015 with prepayment options	5,000	5,000	42,735
0.80% notes due 2010	20,000	–	170,940
1.28% notes due 2012	15,000	–	128,205
1.09% notes due 2010	30,000	–	256,410
1.56% notes due 2012	10,000	–	85,470
1.50% notes due 2012	10,000	–	85,470
0.85% convertible debentures due 2006	–	64,500	–
Medium-term notes due from 2005 to 2007 principally at rates from 0.5% to 6.1% or at floating rates	24,265	12,759	207,393
Loans from government-owned banks and government agencies:			
Secured, due serially through 2016 principally at rates from 0.2% to 6.7%	10,420	12,922	89,060
Unsecured, due serially through 2019 principally at rates from 1.2% to 5.6%	59,093	95,524	505,068
Loans principally from banks and insurance companies:			
Secured, due serially through 2018 principally at rates from 0.5% to 9.7%	212,223	186,027	1,813,872
Unsecured, due serially through 2015 principally at rates from 0.2% to 9.0%	1,312,002	1,298,213	11,213,692
Other	200,920	186,461	1,717,266
	2,103,451	2,110,919	17,978,213
SFAS133 fair value adjustments	(4,062)	17,304	(34,718)
	2,099,389	2,128,223	17,943,495
Less current portion	219,650	314,501	1,877,350
	¥1,879,739	¥1,813,722	$16,066,145

The SFAS 133 fair value adjustments above represent adjustments made to the balance of the debt in accordance with SFAS 133 with respect to changes in the fair value of hedged long-term debt attributable to fluctuations of interest rates during the term of the hedge.

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To strengthen the asset liability management and to hedge against exposure to changes in foreign currency exchange rates, the Company and certain of its subsidiaries entered into several interest rate swap agreements, including interest rate and currency swap agreements, of short-term loans and long-term debt. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

The indentures covering the 0.85% convertible debentures due 2006 issued in November 1996 provided that the holders may convert the debentures into shares of common stock at the conversion price of ¥539 ($4.61). The convertible debentures of ¥61,678 million ($527,162 thousand) out of ¥64,500 million ($551,282 thousand) were converted into shares of common stock during the year ended March 31, 2006 while the remaining of ¥2,822 million ($24,120 thousand) were redeemed in cash on March 31, 2006.

On March 6, 2006, the Company changed its short-term line of credit of ¥100,000 million ($854,701 thousand) out of ¥215,000 million ($1,837,607 thousand) to long-term. As a result, the Company had an unused long-term line of credit arrangement of ¥300,000 million ($2,564,103 thousand) and an unused short-term line of credit arrangement of ¥115,000 million ($982,906 thousand) with a syndicate of financial institutions at March 31, 2006. Of such arrangements, ¥239,559 million ($2,047,513 thousand) was utilized to reclassify short-term loans and long-term debt due within one year to long-term debt on the consolidated balance sheet at March 31, 2006, as the Company had an intention and ability to refinance them when due. The Company had an unused long-term line of credit of ¥200,000 million and unused long-term refinance arrangements of ¥100,786 million, and reclassified short-term loans and long-term debt due within one year to long-term debt of ¥259,591 million on the consolidated balance sheet at March 31, 2005.

In addition to the above, the Company and certain of its subsidiaries have unused short-term lines of credit of $415 million at March 31, 2006 and 2005.

Long-term debt subsequent to March 31, 2006 matures as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥219,829	$1,878,880
2008	250,445	2,140,556
2009	432,486	3,696,461
2010	221,692	1,894,803
2011	211,671	1,809,154
Thereafter	767,328	6,558,359

Certain agreements principally with Government-owned financial institutions provide that earlier repayment may be required if, in the judgment of the lenders, the Company or certain of its subsidiaries have achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

11. Employees' Retirement Benefits

The Company and certain of its subsidiaries have unfunded lump-sum retirement plans which, in general, cover all employees other than directors. In addition, the Company and certain of its subsidiaries have contributory and non-contributory funded defined benefit pension plans with independent trustees covering eligible employees. Under the terms of the lump-sum retirement plans, eligible employees are entitled under most circumstances, upon mandatory retirement or earlier voluntary severance, to indemnities based on their compensation as of the date of severance and years of service.

On April 15, 2003 and May 1, 2004, the Marubeni Welfare Pension Fund (the "MWPF") received approval from the Japanese government to transfer the future and past benefit obligations related to the substitutional portion for the government-defined benefit prescribed by the Welfare Pension Insurance Law of Japan, respectively. On August 25, 2004, the Marubeni Corporate Pension Fund (former MWPF) transferred the obligations and assets to the government. According to the consensus reached by the Emerging Issue Task Force on Issue No. 03-2, *Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities*, and Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, the Company accounted for the entire process as a settlement upon completion of the transfer to the Japanese government of the substitutional portion of the future and past benefit obligations and the related plan assets.

During the years ended March 31, 2005 and 2004, the Company withdrew cash of ¥15,000 million and ¥5,000 million from the trust, respectively, since the plan assets exceeded constantly the benefit obligations due to an increase in fair value of plan assets and the transfer of the above benefit obligations.

The measurement date used to determine pension benefit obligations and plan assets was mainly March 31.

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥209,491	¥245,034	$1,790,521
Service cost	5,396	6,040	46,120
Interest cost	5,749	5,838	49,137
Actuarial loss (gain)	4,055	(97)	34,658
Foreign currency exchange rate changes	2,424	(491)	20,718
Benefits paid	(11,282)	(10,843)	(96,427)
Plan amendment	(53)	–	(453)
Transfer of the substitutional portion of the employee pension fund and other	–	(35,990)	–
Projected benefit obligation at end of year	215,780	209,491	1,844,274
Change in plan assets			
Fair value of plan assets at beginning of year	216,808	251,310	1,853,060
Actual return on plan assets	40,972	8,653	350,188
Foreign currency exchange rate changes	1,949	(409)	16,658
Employees' contributions	265	257	2,265
Employer's contribution	3,331	2,327	28,470
Benefits paid	(9,036)	(8,809)	(77,231)
Transfer of the substitutional portion of the employee pension fund and other	–	(36,521)	–
Fair value of plan assets at end of year	254,289	216,808	2,173,410
Funded status	38,509	7,317	329,136
Unrecognized prior service cost	(16,467)	(17,242)	(140,743)
Unrecognized net actuarial loss	56,688	90,139	484,513
Net amount recognized	¥ 78,730	¥ 80,214	$ 672,906
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost – current	¥ 375	¥ 2,106	$ 3,205
Prepaid benefit cost – non-current	83,746	84,709	715,778
Accrued benefit liability	(9,129)	(9,319)	(78,026)
Intangible assets	1,360	1,612	11,624
Accumulated other comprehensive income, before income tax effect	2,378	1,106	20,325
Net amount recognized	¥ 78,730	¥ 80,214	$ 672,906

The accumulated benefit obligation for all defined benefit pension plans was ¥207,811 million ($1,776,162 thousand) and ¥201,629 million at March 31, 2006 and 2005, respectively.

The changes in additional minimum pension liability included in other comprehensive income, excluding tax effect, were ¥1,541 million ($13,171 thousand) and ¥55 million of losses for the years ended March 31, 2006 and 2005, respectively.

The components of net periodic benefit cost of the Company's and certain subsidiaries' plans for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service cost – benefits earned during the year	¥ 5,396	¥ 6,040	¥ 6,051	$ 46,120
Interest cost on projected benefit obligation	5,749	5,838	6,245	49,137
Expected return on plan assets	(6,525)	(6,763)	(8,214)	(55,769)
Amortization of unrecognized prior service cost	(947)	(727)	(810)	(8,094)
Amortization of unrecognized net actuarial loss	5,124	5,451	5,987	43,794
Amortization of unrecognized obligation at transition	–	–	622	–
Employees' contributions	(265)	(257)	(253)	(2,265)
Net loss on transfer of the substitutional portion of the employee pension fund liabilities	–	1,453	–	–
Net periodic benefit cost	¥ 8,532	¥11,035	¥ 9,628	$ 72,923

Details of the net loss on the transfer of the substitutional portion of the employee pension fund liabilities for the year ended March 31, 2005 is as follows:

	Millions of yen
Subsidy from government	¥(13,405)
Settlement loss:	
Derecognition of accrued salary progression	(1,064)
Recognition of unrealized actuarial loss	15,922
	¥ 1,453

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Aggregate projected benefit obligation	¥40,410	¥33,021	$345,385
Aggregate fair value of plan assets	28,940	21,802	247,350

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Aggregate accumulated benefit obligation	¥25,402	¥21,600	$217,111
Aggregate fair value of plan assets	16,411	12,373	140,265

The weighted-average assumptions used to determine benefit obligations at March 31, 2006 and 2005 were as follows:

	2006	2005
Discount rates	2.5%	2.5%
Rates of increases in future salary levels	4.7%	4.7%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Discount rates	2.5%	2.5%	2.5%
Rates of increases in future salary levels	4.7%	4.8%	3.3%
Expected long-term rates of return on plan assets	2.7%	2.7%	3.0%

The overall expected long-term rates of return are calculated based on the historical returns for certain years adjusted by the target rate of return for the components of the current asset portfolio.

The weighted-average asset allocations of the Company's plan assets at March 31, 2006 and 2005 were as follows:

Asset category	2006	2005
Equity securities	43.3%	38.3%
Debt securities	32.5%	45.0%
Other	24.2%	16.7%
Total	100.0%	100.0%

Plan assets are generally invested 40%, 50% and 10% in equity securities, debt securities and other. The allocation to foreign equity and debt securities is approximately 15% of the total plan assets.

In making investment decisions, the main objective is to secure the necessary return over the long term to cover pension and retirement benefit payments. The primary investment policy is to analyze the risk/return characteristics by asset class and to invest in a diversified portfolio taking into consideration of the correlation between asset classes. The Company sets a policy asset mix with investments in equities, bonds, and alternative investments. Based on this policy, the Company selects multiple investment managers who execute the strategy. When selecting an investment manager, the Company gives consideration to management philosophy and content, investment management policy and investment style, investment control systems including information collection mechanism and decision-making process, compliance systems, investment experience and track record of the investment manager as well as their investment professional in charge of managing pension money.

As a result of the introduction of the cash-balance plan, the performance of certain plan assets is matched with the related pension benefits.

The benefits expected to be paid in the next ten years are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 9,342	$ 79,846
2008	9,822	83,949
2009	10,390	88,804
2010	10,688	91,350
2011	10,894	93,111
2012 – 2016	57,167	488,607
	¥108,303	$925,667

The amount of contributions expected to be paid to the plan during the year ending March 31, 2007 is approximately ¥2,400 million ($20,513 thousand).

12. Income Taxes

The Company files a consolidated income tax return in Japan.

Total income taxes recognized for the years ended March 31, 2006, 2005 and 2004 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies	¥45,608	¥36,725	¥35,723	$389,812
Equity in earnings of affiliated companies	1,855	5,055	3,746	15,854
Loss from discontinued operations	(5,314)	(2,888)	(105)	(45,419)
Other comprehensive income	44,556	7,170	28,902	380,821
Total income taxes	¥86,705	¥46,062	¥68,266	$741,068

Taxes on income applicable to the Company would normally result in statutory tax rates of approximately 41%, 41% and 44% (including a temporary surtax of 2%) for the years ended March 31, 2006, 2005 and 2004, respectively. A reconciliation of the statutory income tax rates to the effective income tax rates expressed as a percentage of income from continuing operations before income taxes, minority interests and equity in earnings of affiliated companies is as follows:

	2006	2005	2004
Statutory income tax rates	41.0%	41.0%	44.0%
Tax effect of subsidiaries' operations	(0.2)	11.4	15.1
Tax effect of permanent differences	2.3	4.4	2.5
Difference in tax rates of foreign subsidiaries	(9.1)	(8.5)	(9.6)
Tax effect on undistributed earnings of subsidiaries and other	12.9	10.6	5.9
Other	(1.9)	0.7	1.5
Effective income tax rates on income from continuing operations	45.0%	59.6%	59.4%

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Allowance for doubtful accounts	¥ 79,025	¥ 78,377	$ 675,427
Inventories	10,828	9,631	92,547
Investment securities	–	10,616	–
Employees' retirement benefits	2,634	212	22,513
Unrealized profit on Intercompany transactions	8,541	8,506	73,000
Investments in affiliated companies	–	9,904	–
Net operating loss carryforwards	44,519	29,959	380,504
Other	55,088	42,138	470,838
Total deferred tax assets	200,635	189,343	1,714,829
Valuation allowance	(32,100)	(32,725)	(274,359)
Total deferred tax assets – net	168,535	156,618	1,440,470

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax liabilities:			
Property, plant and equipment	¥ 52,586	¥ 31,940	$449,453
Investment securities	25,882	–	221,214
Undistributed earnings	11,712	4,557	100,103
Investment in affiliated companies	13,676	–	116,889
Other	9,766	10,054	83,469
Total deferred tax liabilities	113,622	46,551	971,128
Net deferred tax assets	¥ 54,913	¥110,067	$469,342

The net changes in the valuation allowance for deferred tax assets were ¥625 million ($5,342 thousand) and ¥8,249 million of decreases for the years ended March 31, 2006 and 2005, respectively.

At March 31, 2006, certain subsidiaries had net operating loss carryforwards amounting to ¥119,536 million ($1,021,675 thousand), subject to expiration as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 18,066	$ 154,410
2008	7,970	68,120
2009	8,061	68,897
2010	8,208	70,154
2011	10,040	85,812
2012 and thereafter	41,993	358,915
Indefinite period	25,198	215,367
Total	¥119,536	$1,021,675

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on part of the undistributed earnings of the Company's foreign subsidiaries with no distribution plan, which amounted to ¥89,588 million ($765,709 thousand) and ¥134,116 million at March 31, 2006 and 2005, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

13. Shareholders' Equity

The amount of retained earnings available for dividends under the Japanese Commercial Code (the "JCC") is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for dividends under the JCC. Under the JCC, the unrealized gains of ¥94,172 million ($804,889 thousand) at March 31, 2006 are deducted from the net assets used in determining retained earnings available for dividends. The retained earnings available for dividends amounted to ¥65,446 million ($559,368 thousand) at March 31, 2006.

At March 31, 2006, 122,564,935 shares of common stock were reserved for conversion of Class I preferred stock issued in 2003, calculated based on the closing price of the common stock of the Company at the Tokyo Stock Exchange on March 31, 2006.

Effective October 1, 2001, the par value of the Company's shares was eliminated, as prescribed by an amendment of the JCC.

The JCC requires that an amount equal to at least 10% of cash dividends and other distributions from retained earnings paid by the Company be appropriated as a legal reserve to the extent that the total amount of additional paid-in capital and the legal reserve equals 25% of the capital stock. The amounts of additional paid-in capital and the legal reserve were ¥88,729 million ($758,368 thousand) and nil at March 31, 2006, respectively.

14. Preferred Stock

The Company is authorized to issue 100 million shares of Class I Preferred Stock and 100 million shares of Class II Preferred Stock. Both classes of preferred stock are non-voting and have equal preference with the Company's common stock for the payment of dividends and the distribution of assets in the event of a liquidation or dissolution of the Company. However, during a period that no preferred dividends are paid preferred shareholders have a voting right per share until preferred dividends are declared. Preferred dividends are non-cumulative and non-participating. Preferred shareholders are entitled to a liquidation distribution at ¥1,000 ($8.55) per share and do not have the right to participate in any further liquidation distributions.

Class I Preferred Stock

Class I Preferred Stock is convertible into common stock at the option of preferred shareholders during a conversion period. Class I Preferred Stock will be mandatorily converted into common stock on the date immediately following the closing date of the conversion period. At the time of issuance of preferred stock, the Board of Directors determines the issue price, annual dividend (not more than ¥100 per share), and conversion terms, including a conversion period.

On December 16, 2003, the Company issued 75.5 million shares of Class I Preferred Stock at ¥1,000 per share or ¥75,500 million in aggregate. The Company allocated ¥37,750 million to preferred stock with the remainder, net of issuance costs, recognized as capital surplus based on the JCC and the decision of the Board of Directors of the Company. The annual dividend is ¥20 ($0.17) per share. At the option of the preferred shareholders, Class I Preferred Stock is convertible into common stock during the period from September 1, 2006 to December 12, 2013 at the conversion price, which is initially the average market closing price of the common stock of the Company traded on the Tokyo Stock Exchange (the "TSE") for the 30 business days starting from the 45th business day prior to the starting day of the conversion period, but not less than ¥50 ($0.43). The conversion price will then be reset annually on September 1 (the "conversion price adjustment day") of each year from 2007 to 2013 if there is a decline in the market price of the Company's common stock, but not less than 70% of the initial conversion price or ¥50 ($0.43), whichever higher. The market price above is defined as the price which is the average closing price of the common stock of the Company traded on the TSE for the 30 business days starting from 45th business day prior to the conversion price adjustment day of each year. Class I Preferred Stock shares which are not converted at the option of the shareholders will be mandatorily converted into common stock on December 13, 2013, at the conversion price determined based on the average market closing price of the common stock traded on the TSE for the 30 business days starting from the 45th business day prior to the date of mandatory conversion.

Class II Preferred Stock

Class II Preferred Stock is redeemable at the option of the Company. At the time of issuance, the Board of Directors will determine the issue price, annual dividend (not more than ¥100 per share), and redemption terms, including a redemption price.

No shares of the Class II Preferred Stock were issued and outstanding at March 31, 2006.

15. Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2006			
Unrealized gains on investment securities arising during period	¥110,740	¥(44,447)	¥66,293
Less: reclassification adjustments for gains included in net income	(6,652)	2,733	(3,919)
Net unrealized gains	104,088	(41,714)	62,374
Currency translation adjustments arising during period	36,706	(2,874)	33,832
Less: reclassification adjustments for losses included in net income	2,630	(326)	2,304
Net currency translation adjustments	39,336	(3,200)	36,136
Unrealized gains on derivatives arising during the period	5,603	(2,220)	3,383
Less: reclassification adjustments for gains included in net income	(6,052)	2,107	(3,945)
Net unrealized gains on derivatives	(449)	(113)	(562)
Minimum pension liability adjustment	(1,541)	471	(1,070)
Other comprehensive income	¥141,434	¥(44,556)	¥96,878

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2006			
Unrealized gains on investment securities arising during period	$ 946,496	$(379,889)	$566,607
Less: reclassification adjustments for gains included in net income	(56,855)	23,359	(33,496)
Net unrealized gains	889,641	(356,530)	533,111
Currency translation adjustments arising during period	313,726	(24,564)	289,162
Less: reclassification adjustments for losses included in net income	22,479	(2,787)	19,692
Net currency translation adjustments	336,205	(27,351)	308,854
Unrealized gains on derivatives arising during the period	47,889	(18,974)	28,915
Less: reclassification adjustments for gains included in net income	(51,726)	18,008	(33,718)
Net unrealized gains on derivatives	(3,837)	(966)	(4,803)
Minimum pension liability adjustment	(13,171)	4,026	(9,145)
Other comprehensive income	$1,208,838	$(380,821)	$828,017

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2005			
Unrealized gains on investment securities arising during period	¥ 42,562	¥(14,247)	¥ 28,315
Less: reclassification adjustments for gains included in net income	(28,082)	11,501	(16,581)
Net unrealized gains	14,480	(2,746)	11,734
Currency translation adjustments arising during period	(2,531)	(1,764)	(4,295)
Less: reclassification adjustments for losses included in net income	2,993	(357)	2,636
Net currency translation adjustments	462	(2,121)	(1,659)
Unrealized gains on derivatives arising during the period	10,512	(4,081)	6,431
Less: reclassification adjustments for gains included in net income	(4,330)	1,758	(2,572)
Net unrealized gains on derivatives	6,182	(2,323)	3,859
Minimum pension liability adjustment	(55)	20	(35)
Other comprehensive income	¥ 21,069	¥ (7,170)	¥ 13,899

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2004			
Unrealized gains on investment securities arising during period	¥ 87,826	¥(36,064)	¥ 51,762
Less: reclassification adjustments for gains included in net income	(14,350)	5,878	(8,472)
Net unrealized gains	73,476	(30,186)	43,290
Currency translation adjustments arising during period	(19,714)	1,911	(17,803)
Less: reclassification adjustments for losses included in net income	3,238	(682)	2,556
Net currency translation adjustments	(16,476)	1,229	(15,247)
Unrealized losses on derivatives arising during the period	361	(366)	(5)
Less: reclassification adjustments for gains included in net income	(1,000)	408	(592)
Net unrealized losses on derivatives	(639)	42	(597)
Minimum pension liability adjustment	(43)	13	(30)
Other comprehensive income	¥ 56,318	¥(28,902)	¥ 27,416

The accumulated balance of each component of accumulated other comprehensive losses at March 31, 2006, 2005 and 2004 was as follows:

	Millions of yen				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2003	¥ (8,363)	¥(72,680)	¥(4,816)	¥ (582)	¥(86,441)
Change in the period	43,290	(15,247)	(597)	(30)	27,416
Balance at March 31, 2004	34,927	(87,927)	(5,413)	(612)	(59,025)
Change in the period	11,734	(1,659)	3,859	(35)	13,899
Balance at March 31, 2005	46,661	(89,586)	(1,554)	(647)	(45,126)
Change in the period	62,374	36,136	(562)	(1,070)	96,878
Balance at March 31, 2006	¥109,035	¥(53,450)	¥(2,116)	¥(1,717)	¥ 51,752

	Thousands of U.S. dollars				
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2005	$398,812	$(765,692)	$(13,282)	$ (5,530)	$(385,692)
Change in the period	533,111	308,854	(4,803)	(9,145)	828,017
Balance at March 31, 2006	$931,923	$(456,838)	$(18,085)	$(14,675)	$442,325

16. Earnings per 100 Shares of Common Stock

The computation of basic earnings per 100 shares of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings per 100 shares is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities.

For additional disclosures regarding convertible debentures and preferred stocks, refer to Notes 10, 13 and 14.

The following table sets forth the computation of basic and diluted earnings per 100 shares:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Numerator:				
Income from continuing operations	¥ 80,165	¥ 44,097	¥ 35,686	$685,171
Loss from discontinued operations (after income tax effect)	(6,364)	(2,850)	(1,121)	(54,393)
Net income	73,801	41,247	34,565	$630,778
Less: Preferred stock dividends	(1,510)	(1,510)	(442)	(12,906)
Net income available to common shareholders (numerator for basic earnings per 100 shares):				
Income from continuing operations	78,655	42,587	35,244	672,265
Loss from discontinued operations (after income tax effect)	(6,364)	(2,850)	(1,121)	(54,393)
Net income	72,291	39,737	34,123	617,872
Effect of dilutive securities:				
Convertible debentures	168	323	323	1,436
Preferred stock	1,510	1,510	442	12,906
Numerator for diluted earnings per 100 shares:				
Income from continuing operations	80,333	44,420	36,009	686,607
Loss from discontinued operations (after income tax effect)	(6,364)	(2,850)	(1,121)	(54,393)
Net income	¥ 73,969	¥ 41,570	¥ 34,888	$632,214
Denominator:				
Denominator for basic earnings per 100 shares – weighted average shares	1,495,360,142	1,493,231,438	1,493,219,051	
Effect of dilutive securities:				
Convertible debentures	117,229,592	119,666,048	119,666,048	
Preferred stock	215,714,286	250,000,000	117,406,406	
Denominator for diluted earnings per 100 shares – adjusted weighted average shares and assumed conversions	1,828,304,020	1,862,897,486	1,730,291,505	

	Yen			U.S. dollars
Earnings per 100 shares of common stock:				
Basic:				
Income from continuing operations	¥5,260	¥2,852	¥2,360	$44.96
Loss from discontinued operations (after income tax effect)	(426)	(191)	(75)	(3.64)
Net income	¥4,834	¥2,661	¥2,285	$41.32
Diluted:				
Income from continuing operations	¥4,394	¥2,384	¥2,081	$37.56
Loss from discontinued operations (after income tax effect)	(348)	(153)	(65)	(2.98)
Net income	¥4,046	¥2,231	¥2,016	$34.58

Dividends of Class I preferred stocks are deducted from net income for net income available to common shareholders.

The convertible debentures issued in 1996 with a rate of 0.85% and the class I preferred stock issued in 2003 were dilutive for the years ended March 31, 2006, 2005 and 2004.

17. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by product and service, are managed by the divisions of the Head Office. Domestic branches and offices, and overseas corporate subsidiaries and branches operate in the respective areas and are independent operating units. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company has twelve segments identified by product and service, in addition to its domestic branches and offices, and overseas corporate subsidiaries and branches. These segments are outlined as follows:

Agri-marine products: This group produces, sells and distributes food and food products of all kind such as agricultural and sea-food products, livestock, processed food and beverages and their ingredients, foodstuffs for commercial use, livestock feed, fodder grain, soybeans, wheat and sugar on a worldwide basis.

Textile: This group has an integrated value chain covering upstream through downstream areas, purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Forest products and general merchandise: Besides selling rubber products, footwear and housing and construction materials, the group manufactures and sells paper resources, paper and paperboard, and takes part in afforestation projects both domestically and internationally.

Chemicals: This group handles a wide variety of goods ranging from petrochemical feedstocks to electronic materials and agricultural chemicals both domestically and internationally. The group is especially focusing on East Asia including China as a primary market and conducting business with well-balanced investments and trades. In the petrochemical area, the group is also focusing on the Middle-east and South Asia.

Energy: This group focuses on products related to energy such as crude oil and gas. It also enters into various businesses which benefit from the exploration of energy resources, such as retail gas stations.

Metals and mineral resources: This group produces, processes and sells non-ferrous metals both domestically and internationally, in addition to developing and selling metals and mineral resources including non-ferrous metals and raw materials for steel production internationally.

Transportation machinery: This group imports and exports transportation-related equipment, including aircraft, defense-systems, passenger automobiles, construction equipment, agricultural equipment, and marine vessels as a wholesaler and a retailer both domestically and internationally. In addition, it provides a broad range of project solution, including investment, sales financing, leasing and assistance to overseas manufacturing.

Industrial machinery and information business: This group imports and exports production machinery, environmental and industrial machinery, textile machinery, personal computers and related equipment, and medical equipment, and markets them domestically. This group is also engaged in information technology-related businesses such as: IP network infrastructures; overseas communication facilities; citizen identification-related business; mobile communication-related products; cable TV and CS broadcasting; IC tag and radio frequency identification (RFID); ASP/ISP, etc., both domestically and internationally.

Plant, power and infrastructure projects: This group develops and operates social capital and infrastructure schemes such as power plants as an independent power producer (IPP), and water supply and sewage systems both domestically and internationally. In addition, the group provides engineering, procurement and construction (EPC) services for power projects, railway and transport projects, and environment infrastructure projects covering water and sewerage and waste management. Furthermore, it provides full-line services for plant projects in the oil and gas, petrochemicals, metal-resources, steel and environment sectors from EPC services to total coordination covering project development, financing, logistics and operation and maintenance.

Development and construction: This group develops and sells condominiums, rents and leases commercial property and invests in and manages private real estate funds and investment trusts in Japan, and also develops housing and residence outside of Japan.

Finance and logistics business: This group invests in and manages investment funds and trades financial products. It also operates a forwarding business, renders logistics related consultations and invests in infrastructure projects for logistics. In addition, this group acts as an agent in the insurance business.

Iron and steel strategies and coordination: This group produces, processes and sells substantially all steel products such as steel sheets, steel pipes and special steel, and also provides value-added solution services related to this industry, through its affiliated companies such as Marubeni-Itochu Steel Inc., operating domestically and internationally.

Domestic branches and offices: Domestic branches and offices are located throughout Japan, and handle various merchandise and carry out related activities.

Overseas corporate subsidiaries and branches: Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2006, 2005 and 2004, were as follows:

	Millions of yen							
Year ended March 31, 2006	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation machinery	Industrial machinery and information business
Total volume of trading transactions:								
Outside customers	¥968,325	¥354,370	¥773,076	¥746,345	¥2,188,478	¥686,579	¥764,411	¥375,148
Inter-segment	22,485	3,817	35,133	35,671	3,194	45,412	52,729	15,816
Total	¥990,810	¥358,187	¥808,209	¥782,016	¥2,191,672	¥731,991	¥817,140	¥390,964
Gross trading profit	¥ 69,323	¥ 26,366	¥ 48,109	¥ 29,605	¥ 71,478	¥ 24,392	¥ 56,214	¥ 39,144
Segment net income (loss)	¥ 5,790	¥ (1,622)	¥ 359	¥ 3,738	¥ 26,654	¥ 16,137	¥ 9,939	¥ 888
Segment assets	¥433,782	¥130,461	¥519,785	¥181,919	¥ 603,758	¥265,141	¥310,599	¥191,990
Depreciation and amortization	¥ 6,382	¥ 320	¥ 4,362	¥ 1,013	¥ 23,417	¥ 4,368	¥ 2,540	¥ 4,324
Expenditures for segment assets	¥ 5,666	¥ 120	¥ 2,577	¥ 540	¥ 166,312	¥ 2,848	¥ 1,565	¥ 2,774

	Millions of yen							
Year ended March 31, 2006	Plant, power and infrastructure projects	Development and construction	Finance and logistics business	Iron and steel strategies and coordination	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	¥676,935	¥162,838	¥18,667	¥ 869	¥133,168	¥ 834,944	¥ 2,379	¥8,686,532
Inter-segment	575	447	7,101	33	16,191	313,875	(552,479)	–
Total	¥677,510	¥163,285	¥25,768	¥ 902	¥149,359	¥1,148,819	¥(550,100)	¥8,686,532
Gross trading profit	¥ 30,680	¥ 27,643	¥ 7,064	¥ 902	¥ 5,328	¥ 79,934	¥ (14,158)	¥ 502,024
Segment net income (loss)	¥ 5,477	¥ 1,119	¥ 3,971	¥17,040	¥ 653	¥ 4,012	¥ (20,354)	¥ 73,801
Segment assets	¥582,783	¥299,669	¥97,031	¥86,075	¥ 56,516	¥ 449,213	¥ 378,350	¥4,587,072
Depreciation and amortization	¥ 9,225	¥ 2,022	¥ 250	¥ –	¥ 194	¥ 13,027	¥ 1,240	¥ 72,684
Expenditures for segment assets	¥ 216	¥ 3,867	¥ 50	¥ –	¥ 1,286	¥ 21,611	¥ 1,605	¥ 211,037

	Thousands of U.S. dollars							
Year ended March 31, 2006	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation machinery	Industrial machinery and information business
Total volume of trading transactions:								
Outside customers	$8,276,282	$3,028,803	$6,607,487	$6,379,017	$18,704,940	$5,868,197	$6,533,427	$3,206,393
Inter-segment	192,179	32,624	300,282	304,880	27,299	388,136	450,675	135,180
Total	$8,468,461	$3,061,427	$6,907,769	$6,683,897	$18,732,239	$6,256,333	$6,984,102	$3,341,573
Gross trading profit	$ 592,504	$ 225,350	$ 411,188	$ 253,034	$ 610,923	$ 208,479	$ 480,462	$ 334,564
Segment net income (loss)	$ 49,487	$ (13,863)	$ 3,068	$ 31,949	$ 227,812	$ 137,923	$ 84,949	$ 7,590
Segment assets	$3,707,538	$1,115,051	$4,442,607	$1,554,863	$ 5,160,325	$2,266,162	$2,654,692	$1,640,940
Depreciation and amortization	$ 54,547	$ 2,735	$ 37,282	$ 8,658	$ 200,145	$ 37,333	$ 21,710	$ 36,957
Expenditures for segment assets	$ 48,427	$ 1,026	$ 22,026	$ 4,616	$ 1,421,470	$ 24,342	$ 13,376	$ 23,709

	Thousands of U.S. dollars							
Year ended March 31, 2006	Plant, power and infrastructure projects	Development and construction	Finance and logistics business	Iron and steel strategies and coordination	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
Total volume of trading transactions:								
Outside customers	$5,785,769	$1,391,778	$159,547	$ 7,427	$1,138,188	$7,136,274	$ 20,334	$74,243,863
Inter-segment	4,915	3,820	60,692	282	138,385	2,682,692	(4,722,041)	–
Total	$5,790,684	$1,395,598	$220,239	$ 7,709	$1,276,573	$9,818,966	$(4,701,707)	$74,243,863
Gross trading profit	$ 262,222	$ 236,265	$ 60,376	$ 7,709	$ 45,538	$ 683,197	$ (121,008)	$ 4,290,803
Segment net income (loss)	$ 46,812	$ 9,564	$ 33,940	$145,641	$ 5,581	$ 34,291	$ (173,966)	$ 630,778
Segment assets	$4,981,051	$2,561,274	$829,325	$735,684	$ 483,043	$3,839,427	$ 3,233,762	$39,205,744
Depreciation and amortization	$ 78,846	$ 17,282	$ 2,137	$ –	$ 1,658	$ 111,342	$ 10,599	$ 621,231
Expenditures for segment assets	$ 1,846	$ 33,051	$ 427	$ –	$ 10,991	$ 184,709	$ 13,719	$ 1,803,735

Year ended March 31, 2005	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation machinery	Industrial machinery and information business
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥961,434	¥352,094	¥752,093	¥638,752	¥1,772,710	¥579,913	¥658,535	¥446,512
Inter-segment	18,421	3,217	40,284	28,721	1,241	29,361	41,404	8,975
Total	¥979,855	¥355,311	¥792,377	¥667,473	¥1,773,951	¥609,274	¥699,939	¥455,487
Gross trading profit	¥ 71,312	¥ 25,174	¥ 46,612	¥ 26,857	¥ 42,132	¥ 15,709	¥ 51,673	¥ 36,714
Segment net income (loss)	¥ 1,169	¥ 2,612	¥ 7,520	¥ 4,513	¥ 15,888	¥ 9,813	¥ 9,185	¥(14,827)
Segment assets	¥398,517	¥119,807	¥317,678	¥167,157	¥ 390,939	¥195,110	¥290,782	¥228,563
Depreciation and amortization	¥ 6,006	¥ 216	¥ 4,250	¥ 1,087	¥ 8,716	¥ 3,367	¥ 4,292	¥ 4,697
Expenditures for segment assets	¥ 6,428	¥ 253	¥ 2,514	¥ 812	¥ 9,281	¥ 8,624	¥ 2,872	¥ 3,918

Year ended March 31, 2005	Plant, power and infrastructure projects	Development and construction	Finance and logistics business	Iron and steel strategies and coordination	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥665,947	¥196,330	¥ 16,951	¥ 1,152	¥126,492	¥ 768,864	¥ (1,431)	¥7,936,348
Inter-segment	514	514	4,362	35	15,500	301,348	(493,897)	–
Total	¥666,461	¥196,844	¥ 21,313	¥ 1,187	¥141,992	¥1,070,212	¥(495,328)	¥7,936,348
Gross trading profit	¥ 28,313	¥ 27,530	¥ 5,785	¥ 1,187	¥ 4,898	¥ 76,517	¥ (27,018)	¥ 433,395
Segment net income (loss)	¥(12,027)	¥(11,362)	¥ 4,047	¥11,534	¥ (493)	¥ 6,187	¥ 7,488	¥ 41,247
Segment assets	¥643,435	¥317,692	¥128,760	¥64,368	¥ 52,844	¥ 435,506	¥ 456,879	¥4,208,037
Depreciation and amortization	¥ 9,539	¥ 2,274	¥ 260	¥ –	¥ 164	¥ 9,462	¥ 10,028	¥ 64,358
Expenditures for segment assets	¥ 10,696	¥ 874	¥ 28	¥ –	¥ 20	¥ 18,527	¥ 477	¥ 65,324

Year ended March 31, 2004	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Energy	Metals and mineral resources	Transportation machinery	Industrial machinery and information business
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥848,868	¥349,413	¥733,909	¥538,363	¥1,994,307	¥471,211	¥704,661	¥428,600
Inter-segment	7,942	3,451	37,599	26,163	707	21,995	14,114	13,287
Total	¥856,810	¥352,864	¥771,508	¥564,526	¥1,995,014	¥493,206	¥718,775	¥441,887
Gross trading profit	¥ 61,436	¥ 23,914	¥ 42,009	¥ 24,945	¥ 30,817	¥ 12,163	¥ 49,541	¥ 31,400
Segment net income (loss)	¥ 6,957	¥ 1,753	¥ 6,253	¥ 3,326	¥ 10,113	¥ 4,258	¥ 5,625	¥(12,506)
Segment assets	¥417,735	¥127,045	¥315,720	¥147,118	¥ 319,584	¥180,257	¥262,640	¥239,525
Depreciation and amortization	¥ 6,009	¥ 318	¥ 4,382	¥ 1,209	¥ 10,226	¥ 2,714	¥ 3,306	¥ 5,090
Expenditures for segment assets	¥ 5,946	¥ 141	¥ 2,886	¥ 724	¥ 12,308	¥ 2,907	¥ 1,808	¥ 2,511

Year ended March 31, 2004	Plant, power and infrastructure projects	Development and construction	Finance and logistics business	Iron and steel strategies and coordination	Domestic branches and offices	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥761,358	¥178,247	¥ 15,872	¥ 936	¥145,796	¥ 729,620	¥ 1,333	¥7,902,494
Inter-segment	1,986	501	2,019	14	13,450	305,994	(449,222)	–
Total	¥763,344	¥178,748	¥ 17,891	¥ 950	¥159,246	¥1,035,614	¥(447,889)	¥7,902,494
Gross trading profit	¥ 24,314	¥ 27,909	¥ 4,900	¥ 950	¥ 5,427	¥ 73,458	¥ (6,422)	¥ 406,761
Segment net income (loss)	¥ (830)	¥ (154)	¥ 2,502	¥ 4,017	¥ 718	¥ 4,809	¥ (2,276)	¥ 34,565
Segment assets	¥700,911	¥330,506	¥144,432	¥55,835	¥ 60,625	¥ 439,013	¥ 513,248	¥4,254,194
Depreciation and amortization	¥ 4,461	¥ 2,712	¥ 244	¥ 2	¥ 184	¥ 9,658	¥ 2,770	¥ 53,285
Expenditures for segment assets	¥ 3,384	¥ 608	¥ 13	¥ –	¥ 56	¥ 31,935	¥ 1,251	¥ 66,478

The accounting policies of the reportable segments are the accounting principles generally accepted in Japan.

Corporate and elimination includes differences in accounting principles generally accepted in Japan and those in the United States. The principal differences are described in Note 1.

The total volumes of trading transactions are voluntarily disclosed based on the practice of the Japanese trading companies for the Japanese investors convenience.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

Effective April 1, 2005, Transportation and industrial machinery segment, Utility and infrastructure segment, Plant and ship segment and Telecom and information segment were reorganized to Transportation machinery segment, Industrial machinery and information business segment and Plant, power and infrastructure projects segment. In addition, Iron and steel strategies and coordination segment, which had previously been included in Corporate and elimination due to immateriality, is shown separately for the year ended March 31, 2006. Segment information for the years ended March 31, 2005 and 2004 has been restated to conform to those changes.

The amounts for the years ended March 31, 2005 and 2004 have been reclassified to conform to the presentation required for discontinued operations under SFAS 144. The reclassifications to loss from discontinued operations (after income tax effect) are included in Corporate and elimination.

Revenues from external customers by country for the year ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
Country	2006	2005	2004	2006
Japan	¥2,228,200	¥2,232,674	¥2,072,368	$19,044,444
United States of America	462,159	404,195	429,211	3,950,077
United Kingdom	120,961	104,993	80,427	1,033,855
Other	328,525	293,701	189,214	2,807,906
Total	¥3,139,845	¥3,035,563	¥2,771,220	$26,836,282

Revenues from external customers are attributed to countries based on the location of operations.

The above revenue from external customers by country excludes those from discontinued operations based on SFAS 144. The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to this disclosure.

Revenue of a subsidiary that is legally located in Bermuda, which had been included in Other, is included in Japan, where it substantially operates, for the year ended March 31, 2006, as the materiality of the revenues increased. Figures for the years ended March 31, 2005 and 2004 have been restated to conform to this presentation.

Long-lived assets, including property leased to others, by country as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
Country	2006	2005	2006
Japan	¥ 451,139	¥481,329	$3,855,889
United States of America	279,897	115,689	2,392,282
Indonesia	159,324	1,176	1,361,744
Other	211,521	217,998	1,807,871
Total	¥1,101,881	¥816,192	$9,417,786

Revenues from external customers by product for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars
Product	2006	2005	2004	2006
Machinery	¥ 538,525	¥ 536,028	¥ 418,960	$ 4,602,778
Energy	88,831	48,842	38,300	759,239
Metals	327,631	299,195	255,300	2,800,265
Chemicals	668,266	696,714	594,733	5,711,675
Forest products and general merchandise	381,176	331,386	343,215	3,257,915
Agri-marine products	681,071	662,389	623,150	5,821,120
Textile	322,862	314,568	327,246	2,759,504
Development and construction	131,483	146,441	170,316	1,123,786
Total	¥3,139,845	¥3,035,563	¥2,771,220	$26,836,282

There is no concentration by customer.

The above revenue from external customers by product excludes those from discontinued operations based on SFAS 144. The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to this disclosure.

18. Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income-net amounted to ¥5,358 million ($45,795 thousand) and ¥2,713 million of gains for the years ended March 31, 2006 and 2005, respectively, and ¥5,087 million of loss for the year ended March 31, 2004.

Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

19. Financial Instruments

Risk management
Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. The Company and certain of its subsidiaries also enter into derivative transactions for trading purposes. The Company has internal regulations regarding positions and loss limits and the actual positions and gains/losses are periodically reported to management. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

The Company and certain of its subsidiaries have separate departments which confirm both each financial transaction and month-end outstanding balances directly with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," in its Tokyo Head Office. The Risk Management Division independently analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financing activities comprehensively. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically in cooperation with the related departments, and strengthens the Company's unified global control over derivative transactions.

Foreign exchange contracts
The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions and receivables and payables to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2006, 2005 and 2004.

Interest rate swap agreements, including interest rate and currency swap agreements
The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2006, 2005 and 2004. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes on a limited basis.

Commodity futures and forward contracts
The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2006, 2005 and 2004.

Other derivative instruments
The Company and certain of its subsidiaries utilize options and other contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2006, 2005 and 2004. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments
The estimated fair value of the financial instruments of the Companies has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amount of the portion of the portfolio for which fair value could not be estimated was ¥256,748 million ($2,194,427 thousand) and ¥238,806 million at March 31, 2006 and 2005, respectively, and represents the cost of this portion of the portfolio, which management believes is not impaired.

Non-marketable securities of ¥171,649 million ($1,467,085 thousand) and ¥167,362 million, included in the above at March 31, 2006 and 2005, respectively, included those securities that were not evaluated for impairment because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments, in the amounts of ¥157,395 million ($1,345,256 thousand) and ¥166,742 million at March 31, 2006 and 2005, respectively.

Long-term notes, loans and accounts receivable – trade: the fair value of long-term notes, loans and accounts receivable – trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable – trade with similar credit ratings.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures and forward contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2006 and 2005 were as follows (amounts in parentheses represent liabilities):

	Millions of yen				Thousands of U.S. dollars	
	2006		2005		2006	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	¥ 6,579	¥ 6,583	¥ 28,949	¥ 29,020	$ 56,231	$ 56,265
Long-term investments in debt securities	38,475	39,272	37,512	38,328	328,846	335,658
Long-term notes, loans and accounts receivable – trade (less allowance for doubtful accounts)	132,799	132,211	186,096	186,832	1,135,034	1,130,009
Long-term debt	(2,099,389)	(2,104,303)	(2,128,223)	(2,154,141)	(17,943,495)	(17,985,496)
Derivative instruments – assets:						
Interest rate swap agreements	9,265	9,265	22,095	22,095	79,188	79,188
Foreign exchange contracts	7,754	7,754	3,411	3,411	66,274	66,274
Commodity futures and forward contracts and other	26,513	26,513	76,810	76,810	226,607	226,607
Derivative instruments – liabilities:						
Interest rate swap agreements	(13,188)	(13,188)	(6,031)	(6,031)	(112,718)	(112,718)
Foreign exchange contracts	(1,258)	(1,258)	(2,427)	(2,427)	(10,752)	(10,752)
Commodity futures and forward contracts and other	(43,937)	(43,937)	(80,748)	(80,748)	(375,530)	(375,530)

20. Concentration of Credit Risk

Although the Companies operate as a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development, through production, distribution and marketing. In addition, the Company operates in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

21. Leases

Lessor:

The Company and certain of its subsidiaries lease containers, vessels and certain other assets, some of which are classified as direct financing leases. Net investments included in Notes, loans and accounts receivable – trade in the accompanying consolidated balance sheets at March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Total minimum lease payments to be received	¥ 39,042	¥ 30,985	$ 333,692
Less unearned income	(12,652)	(10,878)	(108,136)
Net investments in direct financing leases	¥ 26,390	¥ 20,107	$ 225,556

The total minimum lease payments to be received by year at March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 5,810	$ 49,658
2008	5,181	44,282
2009	4,758	40,667
2010	4,121	35,222
2011	3,313	28,316
Thereafter	15,859	135,547
Total	¥39,042	$333,692

The Company and certain of its subsidiaries also lease power stations, containers, office buildings and certain other assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2006 and 2005 are shown on the accompanying consolidated balance sheets. At March 31, 2006, the future minimum rentals to be received on non-cancelable operating leases were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 34,114	$ 291,573
2008	28,894	246,957
2009	24,866	212,530
2010	21,029	179,735
2011	19,247	164,504
Thereafter	127,137	1,086,641
Total	¥255,287	$2,181,940

Lessee:

The Company and certain of its subsidiaries lease containers, office equipment and certain other assets, some of which are classified as capital leases. At March 31, 2006, the cost and accumulated depreciation of the leased property, included primarily in Property, plant and equipment in the accompanying consolidated balance sheets, are ¥36,964 million ($315,932 thousand) and ¥13,417 million ($114,675 thousand), respectively.

The total future minimum lease payments under capital leases by year together with the capital lease obligations at March 31, 2006 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥ 6,825	$ 58,333
2008	4,384	37,470
2009	3,209	27,427
2010	1,791	15,308
2011	1,229	10,504
Thereafter	7,774	66,445
Total minimum lease payments	25,212	215,487
Less amount representing interest	(3,965)	(33,889)
Capital lease obligation	¥21,247	$181,598

The Company and certain of its subsidiaries also lease containers, communication facility, vessels and certain other assets under operating leases. Rental expense amounted to ¥19,038 million ($162,718 thousand), ¥17,855 million and ¥19,448 million for the years ended March 31, 2006, 2005 and 2004, respectively.

At March 31, 2006, the future minimum rental payments under non-cancelable operating leases were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥13,817	$118,094
2008	11,602	99,162
2009	10,171	86,932
2010	7,257	62,026
2011	6,721	57,444
Thereafter	23,213	198,402
Total	¥72,781	$622,060

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum rental payments were not significant at March 31, 2006.

22. Commitments and Contingent Liabilities

The Company had commitments to make additional investments or loans in aggregate amounts of approximately ¥40,000 million ($341,880 thousand) and ¥53,000 million at March 31, 2006 and 2005, respectively.

The Company guarantees debt of affiliated companies and third parties in the ordinary course of business. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is basically one year. The related guarantee fees are primarily received quarterly or semi-annually. The outstanding balances of guarantees (maximum potential amount of payment) were ¥121,809 million ($1,041,103 thousand) and ¥114,052 million, including ¥63,237 million ($540,487 thousand) and ¥58,506 million to affiliated companies, at March 31, 2006 and 2005, respectively. The amounts secured by secondary guarantees issued for the Company by other parties were ¥21,206 million ($181,248 thousand) and ¥17,246 million, including ¥20,891 million ($178,556 thousand) and ¥16,731 million to affiliated companies at March 31, 2006 and 2005, respectively.

The major parties who have received the Companies' guarantees and the amounts of guarantees, net of the amounts secured by guarantees issued by other parties, at March 31, 2006 and 2005 are as follows:

Guaranteed party	Millions of yen	Thousands of U.S. dollars
March 31, 2006:		
Daishowa-Marubeni International Ltd.	**¥ 20,891**	**$178,556**
Sakhalin Oil and Gas Development Co., Ltd.	**18,937**	**161,855**
Taweelah Asia Power Company	**8,670**	**74,103**
Thai Cold Rolled Steel Sheet Public Co. Ltd.	**8,228**	**70,325**
PT Indocement Tunggal Prakarsa Tbk.	**7,699**	**65,803**
Marubeni-Itochu Steel Inc.	**4,534**	**38,752**
Nippon Asahan Aluminium Co., Ltd.	**3,208**	**27,419**
Other	**28,436**	**243,042**
Total	**¥100,603**	**$859,855**
March 31, 2005:		
Daishowa-Marubeni International Ltd.	¥16,731	
Sakhalin Oil and Gas Development Co., Ltd.	10,163	
Thai Cold Rolled Steel Sheet Public Co. Ltd.	8,092	
Marubeni-Itochu Steel Inc.	5,085	
Braspetro Oil Services Company	4,463	
PT Indocement Tunggal Prakarsa Tbk.	4,159	
Marubeni-Itochu Steel America Inc.	3,571	
Other	44,542	
Total	¥96,806	

The liabilities recognized for the guarantees were ¥1,491 million ($12,744 thousand) and ¥1,281 million at March 31, 2006 and 2005, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2006 would not have a material effect on the consolidated financial position or results of operations of the Companies.

23. Subsequent Events

At the June 23, 2006 annual meeting, the shareholders approved the payments of cash dividends of ¥5 ($0.04) per share of common stock or ¥8,037 million ($68,692 thousand) in aggregate and of ¥10 ($0.09) per share of Class I preferred stock issued in 2003 or ¥755 million ($6,453 thousand) in aggregate.

ERNST & YOUNG

ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation (the "Company") as of March 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2006, all expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation at March 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States.

We have also reviewed the translation of the financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

April 26, 2006
except for paragraph 1 of Note 23, as to which date is
June 23, 2006

Management Policies at Marubeni

Company Doctrine

Taking up the spirits of "Fairness, Innovation, Harmony," the Marubeni Group aims to proudly contribute to the economy and society though fair and upright corporate activities.

Management policy

- ✤ The Group with a solid "win-win"customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.
- ✤ The Group with social contribution and sustainable growth, taking change of business environment in advance, through-out persistent challenge and innovation.
- ✤ The Group with stable revenue base, by piling up prime assets and pursuit of efficiency.

Business Strategy

Pursuing CSR prioritized management, balancing "Defensive" and "Offensive".

Measures

- Prioritizing allocation of management resources into strategic fields
- Reinforcement of portfolio Management
- Reinforcement of Risk Management
- Application and development of Human Resources
- Enhancing CSR and Internal Control
- Pursuing comprehensive strength with cross divisional function

Corporate Data

Founded
1858

Incorporated
December 1, 1949

Paid-in Capital
¥262,685,964,870

Number of Shareholders
143,638

Number of Shares Issued and Outstanding
1,608,451,165

Number of Employees
3,562 (plus 1,647 overseas employees)

Number of Domestic Offices*
13

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*
48 overseas branches & offices and 23 overseas corporate subsidiaries with 73 offices for a total of 121 offices in 72 countries

Major Stockholders
Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
Sompo Japan Insurance Inc.
The Chase Manhattan Bank N.A., London
Tokio Marine & Nichido Fire Insurance Co., Ltd.
State Street Bank and Trust Company 505103
Mizuho Corporate Bank, Ltd.
Meiji Yasuda Life Insurance Company
Nippon Life Insurance Company
Goldman Sachs International

Stock Listings
Tokyo, Nagoya, Osaka

Transfer Agent of Common Stock
Mizuho Trust & Banking Co., Ltd.

Home Page Address
http://www.marubeni.com

For further information, please contact:
Corporate Communications Dept., Marubeni Corporation,
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81-3-3282-2111 Fax: 81-3-3282-4241
E-mail: TOKB191@marubenicorp.com

(As of March 31, 2006, except * as of April 1, 2006)

Striving for a society alive with smiling faces

The smiling face of a newborn triggers others to smile and soothes their souls.

The innocent and naive smile of a young child, the shy smile of an adolescent, the smile of a confident adult who has achieved a personal goal, the tender smile of an older person in the sun... a smile is one of the wonderful expressions of humankind that not only makes that person happy, but can make others around them happy too.

Just like people, companies too can have expressions.
But how can a company change its expression to a "smile"?

I think the truth is that, in the case of commercial enterprises, business performance is a major factor in conveying a company's expression. When the outlook for commerce is strong, and the company's performance improves, it expresses a "smile," but when performance declining, it expresses "tears." However, business performance is not everything.

A smile that can make others happy must be a smile that comes from a person's heart. Similarly, the smile of a company cannot just be superficial. It must be expressed from the heart. In this sense, the profits of a company must have been gained through sound corporate activities, which not only conform to thorough compliance, such as protecting all kinds of human rights and being intolerant of injustice, but which also conform to social conventions. Furthermore, the smile of a company will not glow with radiance unless the people who work at the company have smiles full of pride and confidence. In other words, I believe that each and every person who works at a company must do honest work for which the company's business partners and customers, as well as the person's family and the worker themselves, can be proud, and they must engage in fair business practices. Only then can that company improve its business performance and truly smile from the heart.

In addition, co-existence and co-prosperity with society is also important.

By continuing to provide society with a certain value, the meaning of a company's existence will be acknowledged by society, and that company can then live and be of use as a member of that society. Consequently, a company's smile which is conceited has no meaning. By fulfilling its social responsibility as a corporation (CSR), and by being acknowledged as a member of society, not only will enduring growth become possible for a company, but also the heartfelt smile of that company will bring out smiles on the faces of others in the society around them.

At the Marubeni Group, all of our executives and employees carry out our business with a strong sense of ethics, with pride and confidence, and with smiling faces.

My hope is that our smiling faces will generate smiles on the faces of our business partners, customers, shareholders, and on society, the environment and all of our other stakeholders, and that we can achieve a society that is alive with smiling faces.

Nobuo Katsumata
President and CEO
Member of the board

Marubeni CSR Report 2006 Overview

Read here to learn about Marubeni's main CSR activities.



Special Feature 1

Improvements to our Internal Control System: Building the Foundations for a Fair and Impartial Corporation

More details on → p.11

In fiscal 2004, the Marubeni Group launched the MARICO Project, and we enhanced our internal control system related to financial reporting. Going forward, we will continue to engage in improvements for our internal control systems in an ongoing and sincere manner.

Special Feature 2

Creating a Better Workplace for Women

More details on → p.25

In addition to espousing equal employment opportunities during recruitment, we have also introduced the Childcare Leave System and Nursing Leave System for employees.



Special Feature 3

Marubeni's Overseas Scholarship Programs

More details on → p.31

Marubeni established scholarship funds in the Philippines in 1989, in Vietnam in 1994, in Indonesia in 1999, and in Brazil in 2006. In this section, we introduce one of our CSR activities that provides financial support for education.



Special Feature 4

The Marubeni Foundation's Social Welfare Assistance

More details on → p.33

Based on the fundamental recognition that "companies cannot exist without being in harmony with society," in 1974 Marubeni established the Marubeni Foundation. Every year since then, for the last 31 years, Marubeni has continued to provide ¥100 million to social welfare facilities and organizations.

Special Feature 5

Launch of the Emissions Credit Business to Reduce Greenhouse Gases

More details on → p.47

The "emissions credits business" is one of the measures designed to decrease greenhouse gases. This section introduces the Marubeni Group's emissions credits business, which capitalizes on our strengths as a general trading company.





Participating in Planning Wood Bioethanol Production
More details on → p.52

To learn more about Marubeni's Basic Policies and Doctrine...

Marubeni's Corporate Social Responsibility
More details on → p.9

Marubeni believes that strengthening our approach to CSR leads to sustainable growth for the company. This section introduces the Company Creed and Company Doctrine that are the foundation of Marubeni's CSR activities, and our relationship with stakeholders.

Corporate Governance and CSR
More details on → p.13

Marubeni believes that achieving administrative transparency and increasing corporate value are essential to winning the trust of our stakeholders. We strive to strengthen corporate governance and CSR to build a stable and sustainable base for our group companies.

Basic Philosophy on People
More details on → p.21

Marubeni has corporate activities in many countries and regions around the world. We understand that a regard for people and human rights is key to CSR.

Creating Better Working Conditions for Employees
More details on → p.23

The employees we are responsible for are our greatest asset. To strengthen this resource, Marubeni is working to grow and contribute to society.

Basic Principles for Social Contribution
More details on → p.29

Marubeni has brought together its current social contribution activities under a "Basic Policy on Social Contribution Activities." We continue to fulfill our role as a responsible corporate citizen, and further our contribution to society.

Basic Policies on Environmental Activities
More details on → p.41

The Marubeni Group places the highest importance on reducing the impact of our business activities on the environment. We are working toward becoming a conservation-oriented company, and helping to create a sustainable society.

To Learn about the Outcome and Verification of our CSR Activities...

CSR-Related Communication
More details on → p.19

The Marubeni Group uses a wide variety of communication tools to disseminate information in a timely and appropriate manner.

Results of Initiatives for the Environment
More details on → p.43

The Marubeni Group aims to reduce our impact and reduce our social and environmental risks through activities driven by five goals for the environment.

Verification of Initiatives for the Environment
More details on → p.45

In the Marubeni Group's Environmental Management System, each section is responsible for planning what can be done to conserve the environment at the beginning of each period. The status of the plan's implementation is subject to regular self-inspection and monitoring.

Economic Performance
More details on → p.57

Third-Party Opinion
More details on → p.61



Support for the YWCA and 1% Club Bazaar More details on → p.35



International Exchange Camp in Hakone More details on → p.37



Clean-Up Activities around Local Communities More details on → p.38



Participating at the Kaya Tree-Planting Festival More details on → p.39

Activities of Marubeni as a General Trading Company

Using our wide network, spanning 134 locations in 73 countries, Marubeni responds to customers' needs, and offers comprehensive solutions by drawing on our diverse capabilities.



New Industry Creation
Industrial Revitalization
New Technology Development
Venture, and Small and Medium Business Support
Risk Management
Logistics
Business Management
Marketing
MAR
Agri-Marine Products Division
Textile Division
Forest Products & General Merchandise Divis
Chemicals Division
Energy Division
Metals & Mineral Resources Divis
Transportation & Industrial Machinery Di
Power Projects Division
Plant, Ship & Infrastructure Projects Di

New Industry Creation

Marubeni responds to changes in the times and structure of industry to develop new industries, such as the full-care business for an aging society, and wind power and emissions rights businesses to address global warming.



Industrial Revitalization

Through improvements in efficiency and traceability in logistics using IC tags, creation of value chains, and the development of new technologies and new ways of thinking, Marubeni is revitalizing existing businesses and creating new sales channels.



New Technology Development

One major task for a general trading company is to incubate cutting-edge businesses, such as medicine, biotechnology, and nanotechnology. Marubeni is developing new technologies, such as the capsule endoscope.



Venture, and Small and Medium Business Support

Ventures, and small and medium business, often suffer from lack of funds, or sales channels, even if they have a promising technology or idea. Marubeni supports such businesses by helping them secure funding and markets.




ntroduction of
echnology and
Know-How
Technology,
Materials, and
Equipment
Procurement
usiness
nsactions
Information
Gathering and
Surveying
ENI
ation & Communication Divison
opment & Construction Division
e, Logistics & New Business Division
eel Strategies and Coordination Department
ess Incubation Department
orate Staff Division
estic Branches and Offices
seas Branches and Office
Organizing
Streamlining
Distribution
Financing
Stable
Resource
Provision
Improving
the Global
Environment

Introduction of Technology and Know-How

Marubeni seeks out and acquires licenses for new foreign technologies and know-how. Successes, such as industrial fuel cells, show the advantages of a trading company with a global network.



Technology, Materials, and Equipment Procurement

Marubeni receives orders for power generation and other plant facility construction from around the world. We supply the best equipment, both exported from Japan and in partnership with companies overseas. Cases oriented to businesses, such as IPP, are also increasing.



Streamlining Distribution

Logistics are a major part of a trading company's work, and Marubeni is working to advance and streamline our distribution system. We are building value chains in areas such as food distribution, forest products and general merchandise, expanding downstream and upstream.



Stable Resource Provision

For a country like Japan that is highly dependent on outside resources, securing food and energy is very important. Acquiring interests in crude oil, coal and LNG, and supplying Japan and other countries, is an important part of the work of trading companies.



Improving the Global Environment

Through efforts such as the creation of a pulp subsidiary that uses 100% farmed trees, and participation in wood-based bio-ethanol businesses, Marubeni is building recycling and new energy businesses that seek to reduce environmental impact.



General Thoughts toward CSR

Marubeni's Corporate Social Responsibility

Marubeni believes that efforts for corporate social responsibility (CSR) are essential for creating a company capable of sustainable growth. Working toward CSR enables us to co-exist with society and the environment, and build a sound business, helping us become recognized by society as a responsible corporate citizen. This will help make sustainable growth a reality.

Marubeni's CSR Committee (chaired by Akira Matsuda, Corporate Executive Vice President, Member of the Board) was established in April 2004, and it has succeeded in strengthening many of our CSR activities, based on Marubeni's Company Creed and Company Doctrine. Marubeni will:

- achieve administrative transparency by strengthening corporate governance and internal controls.
- be committed to compliance and respect for human rights, which are essential to sound corporate management.
- create settings to nurture people, the most valuable asset of a general trading company.
- contribute to society and the protection of the global environment, as a responsible corporate citizen.
- promote sound management and increase corporate value.

Through our CSR efforts, we are working to achieve the ideals embodied in our Company Creed and Company Doctrine, while acting with the highest ethics, both as a corporation and as people. Marubeni aims to achieve relationships of trust with our company's stakeholders.

Marubeni Group's Management Principles and Policies

Company Creed	Fairness: Comply with laws and conduct fair business activities. Innovation: Seek self-transformation toward revitalization and bold progress. Harmony: Harmonize with society and stakeholders and conduct business activities with trust as the first principle.
Company Doctrine	In the spirit of "Fairness, Innovation, and Harmony," Marubeni aims to be a corporate group which takes pride in contributing to the development of the economy and society through fair and upright business activities.
Corporate Principles	1. Conduct Fair and Open Business Activities 2. Develop a Globally Connected Company 3. Create New Value through Business Vision 4. Respect and Encourage Individuality and Originality 5. Promote Good Corporate Governance 6. Safeguard Ecological and Cultural Diversity

Relationships with Stakeholders and Their Importance to CSR

The Marubeni Group deals with various goods and services all over the world. These business activities are comprised of: Corporate Management Activities which deal with goods and services in a variety of fields and also investment in all kinds of businesses; Social Responsibility Activities for responsible conduct as a corporate citizen and contributions to society; and Environmental Preservation Activities for the protection of our irreplaceable world. Marubeni believes that striking a proper balance between these three activities, and in valuing and evaluating itself as a company, is the ultimate growth strategy for a sustainable company that is a partner in co-prosperity with society.

Stakeholders are essential partners in this growth strategy.

Marubeni acts according to the following commitments as it pursues stakeholder profit, satisfaction, and trust, in order to build the foundation for a stable, sustainable corporate group.

Of course, no stakeholder is more important than any other, and the order in which they are listed below is not intended to indicate priority.

Shareholders: We strive to respond to changes in the business environment, and to maintain stable profitability, while also emphasizing the environmental and social aspects of enhancing corporate value. We disclose corporate information in an active and fair manner.

Vendors: We aim to be a company that is trusted by vendors, and we promote fair and transparent dealings. In addition, we strengthen ties with vendors to create new products and services that meet customer needs.

Employees: We emphasize a sense of values and "life design" for each and every employee, exclude all discrimination, and create a working environment that is pleasant for all.

Sustainable Growth

Customers: Based on customer needs, we are constantly engaged in developing and offering products and services that are useful for society, and strive to improve satisfaction and win trust by always responding sincerely to customers.

Local Communities and NGOs/NPOs: We aim to be a partner in the prosperity of the local communities where we do business. Outside Japan, we respect cultures and customs, and build our operations in a way that contributes to local development. Moreover, we are firmly opposed to antisocial forces and groups that threaten the order and safety of civil society.



Coexistence
Society
Fairness
Environment
Sustainable growth strategy through a balance of three elements
Economy
Equilibrium
Laws, Regulations, Culture, Conventions, Ethics

Special Feature 1

Improvements to our Internal Control System: Building the Foundations for a Fair and Impartial Corporation

Marubeni Internal Control System Project

The Marubeni Group began the MARICO Project (Marubeni Internal Control System Project) in fiscal 2004. Thus far, the structure for the internal control system over financial reporting has been completed. Henceforth, the project will continuously and aggressively move toward achieving a higher level of control.

The Objectives of the MARICO Project

Trustworthy Financial Reporting

There have been many reports in the media about major Japanese companies using fraudulent or embellished figures in financial reportings. One solution to these kinds of problems that has gained attention is establishing and maintaining internal control systems.

In general, internal control systems have three purposes: to increase the effectiveness and efficiency of operations to ensure reliable financial reporting, and to guarantee compliance. The MARICO system was begun in 2004 to ensure the reliability of financial reporting.

The Marubeni Group possesses many internal controls that have already been developed, and the goal of the MARICO system is to leverage and integrate them into a system with a higher level of transparency and efficiency.

Documentation and Monitoring Internal Control Systems

In 2004, we began the process of documentation on-site business processes, all aspects of IT systems management, and internal controls of organizations within the Marubeni Group. The most crucial part of this process was documenting control mechanisms for managing risks related to unforeseeable accidents. In 2005, these were audited to ensure that the controls in place were adequate and properly implemented. We were able to verify that our internal control systems were functioning effectively.

These tasks are of a massive scale, which places responsibility on not only our executives and managers, but also on every employee. The two-year effort by every employee and executive has resulted in the completion of the basic system.

Objectives and Components of Internal Control


Operations
Financial Reporting
Compliance
Monitoring
Information and Communications
Control Activities
Risk Assessments
Control Environment
Head office
Branch offices
Overseas corporate subsidiaries
Subsidiaries and affiliates


The Flow of the MARICO Project
Internal control system for financial reporting completed
• Proposal of plan for evaluating effectiveness
• Implementation of evaluation for target organizations
• Improvement by target organizations
• General plan proposed
• Documentation developed for all target organizations
FY-2005, Phase 2
FY-2004, Phase 1
End of March 2005, Documentation completed
General effectiveness of internal control evaluated

"The Marubeni Group as a pioneer of internal control."

Takaaki Nimura, Partner, Ernst & Young ShinNihon

Corporations are being pushed to establish internal controls that fit their individual issues and requirements.

Marubeni has been a pioneer in Japan for establishing an internal control system ahead of trends toward legislative regulation (through the Law on Sales of Financial Products), and they have met with great success. The president and executives of Marubeni understand the great importance of internal controls. Strong leadership is required to impart this awareness to all of the Group's employees, and in this I believe Marubeni has excelled.

As a general trading company engaged in a broad range of businesses on a global scale, Marubeni has succeeded in gathering comprehensive data for the entire group through a systematic process that nevertheless does not hide the unique characteristics of each individual site.

With this as their base, we have high expectations for an even better internal control structure from Marubeni.



Immediate Compliance with New Legislation

Establishing and maintaining an internal control system is an ongoing process. It is important to evaluate the sufficiency of control, and the status of inspections and evaluations at each site annually.

The Law on Sales of Financial Products (also known as the "Investment Services Law") submitted to the Diet in March of this year includes provisions requiring managements to submit internal control evaluation reports over financial reporting and to obtain an attestation by outside auditors over such reports. Through the MARICO System, Marubeni is ready for these new laws.

The MARICO Project will continue to adapt to changes in the regulatory environment, and expand into areas outside of financial reporting, while simultaneously working toward a higher level of internal control.


Immediate compliance with new legal obligations beginning 2008
• Aim for higher levels of control
• Expansion to components other than financial reporting


The MARICO Project Cycle at Individual Sites
Documentation of Business Processes
o Inspection of changes and actual implementation of processes
o Self-analysis of the sufficiency of controls relating to risk
o Evaluation of the effectiveness by the Internal Control System Auditing Team (inspection of whether control is sufficient, and being implemented by external inspectors)
Correction of Documentation as needed
Actual Improvement of Business Processes
Identification of components in need of improvement

Corporate Governance and CSR

Marubeni believes that management transparency and enhancing corporate value helps us win the trust of stakeholders. For this purpose, we are further strengthening our corporate governance – an integral part of CSR – and we are striving to build a reliable and sustainable Group business base.

Policies and Status of Corporate Governance

Marubeni's management structures for corporate decision making, execution, and monitoring, as well as corporate governance, are shown in the diagram below.

The Board of Directors consists of 12 directors who set corporate policy and other items of relevance, as well as monitor the performance of directors. In addition, two outside directors were appointed at the General Meeting of Shareholders in June 2005 to strengthen corporate governance through the bolstering of the President and CEO's checking and auditing powers.

The Board of Corporate Auditors consists of four corporate auditors (of whom two are outside corporate auditors). Each corporate auditor monitors the execution of directors' duties through attendance at high-level directors' meetings, and surveys of the state of the business and assets. Their actions are based on auditing policies set by the Board of Corporate Auditors and the Auditing Plan.

Through these kinds of structures, Marubeni enhances transparency to stakeholders, and strengthens corporate governance. Together with our CSR efforts, we strive to become a corporation for the new era.



Structure of Corporate Governance
General Meeting of Shareholders
Appointment/Dismissal
Appointment/Dismissal
Appointment/Dismissal
Board of Directors
Directors
12 Directors (including 2 outside Directors)
Audit
Board of Corporate Auditors
Corporate Auditors
4 Corporate Auditors (including 2 outside Corporate Auditors)
Corporate Auditor Department
Accounting Auditor
Appointment/ Dismissal/ Supervision
Accounting Audit
Accounting Audit
Appointment/Dismissal/Supervision
Operations Execution Systems
President
Corporate Management Committee
Investment and Credit Committee
"G" PLAN Steering Committee
Committee of Executive Officers
Compliance Committee
Director's Benefits Committee
Rewards and Punishments Examination Committee
Human Rights and Discrimination Issues Committee
Customs Management Committee
Security Export Control Committee
CSR Committee
Committee on Global Environmental Preservation
Environmental Business Promotion Committee
Cross Divisional Function Committee
Sales Division
Executive Committee Members
Corporate Staff Division
Domestic/Overseas Branches and Offices
Internal Audit
Audit Department
Consolidated

Basic Policy on Internal Control

"The Basic Policy on Internal Control" was adopted at the Board of Directors' Meeting in May 2006. This policy addresses various issues, including corporate governance, compliance, risk management, group management systems, and corporate auditors. Marubeni will continue to revise this policy with changes in society to create a suitable and efficient system.

The Basic Policy on Internal Control (Outline)

2006年5月12日

丸紅株式会社（以下、丸紅という）は、社是及び経営理念に則った企業活動を通じ、企業価値の増大を図るとともに、安定的かつ持続的なグループ企業基盤を構築するため、会社法及び会社法施行規則に基づき、以下のとおり、丸紅の業務の適正を確保するための体制に関する基本方針（以下、内部統制の基本方針という）を整備する。丸紅は、社会の変化に対応し、内部統制の基本方針を常に見直すことにより、より適正かつ効率的な体制を実現するものとする。

社是：「正」（公正にして明朗なること）
「新」（進取積極的にして創意工夫を図ること）
「和」（互いに人格を尊重し親和協力すること）

経営理念：「丸紅は、社是「正」・「新」・「和」の精神に則り、公正明朗な企業活動を通じ、経済・社会の発展に貢献する、誇りある企業グループを目指します。」

丸紅グループ：連結子会社及び丸紅が実質的に子会社と同等とみなす会社

①取締役・使用人の職務の執行が法令及び定款に適合することを確保するための体制	②取締役の職務の執行に係る情報の保存及び管理に関する体制	③損失の危険の管理に関する規程その他の体制	④取締役の職務の執行が効率的に行われることを確保するための体制	⑤企業集団における業務の適正を確保するための体制	⑥監査役の職務を補助すべき使用人に関する事項並びにその使用人の取締役からの独立性に関する事項	⑦取締役及び使用人が監査役に報告するための体制その他監査役への報告に関する体制	⑧その他監査役の監査が実効的に行われることを確保するための体制
1)コーポレート・ガバナンス ①取締役及び取締役会 ・取締役会による取締役の監督 ・取締役会議長に代表権・業務執行権限を有さない会長が就任 ・取締役会による取締役の報酬の決定 ・取締役による取締役会への業務執行状況報告（3カ月に一度以上） ・取締役の任期一年 ・社外取締役の選任 ・執行役員制及び管掌役員制による業務執行の効率化及び監督機能強化 ②監査役及び監査役会 ・監査役及び監査役会による取締役の職務執行の適正性監査 2)コンプライアンス ①コンプライアンス体制 ・丸紅行動憲章、コンプライアンスマニュアル他グループ共通の行動規範の制定 ・コンプライアンス委員会他各種委員会による諸施策 ②内部通報制度 ・「勇気の扉」の設置 3)内部監査 ・社長直轄の監査部による内部監査、全社における自己点検及び監査部監査の取締役会報告 4)懲戒処分 ・役員処遇委員会及び賞罰審査委員会に諮った上での厳正な処分	1)情報の保存及び管理 ・文書管理規程を制定し、保存対象文書、保存期間、文書管理責任者を設定 2)情報の閲覧 ・役員及び監査役は保存文書をいつでも閲覧可能	1)職務権限の規則 ・役員・社員の職務権限を明確に規定 2)稟議制度 ・職務権限規程及び稟議規程に基づき個別案件を投融資委員会にて審議、経営会議に付議、社長決裁、更に案件重要度等に応じ取締役会で承認、重要案件をフォローアップし、経営会議へ定期報告 3)リスク評価 ・定量化可能リスクについては、統合リスク管理を実施 ・定性リスクについては、コンプライアンス体制の強化等により管理 4)危機管理 ・自然災害など重大事態発生に対処するため、危機対策マニュアルを策定し、損害・損失等を最小限にとどめるための具体策を迅速に決定・実行	1)経営方針、経営戦略及び経営計画 ・丸紅グループの全役員・社員が共有する目標を設定 2)経営会議 ・経営会議を設置し、経営に関する最高方針及び全社的重要事項を審議 3)営業部門及びコーポレートスタッフ部門 ・営業部門制を導入し、執行役員に権限を委譲 ・コーポレートスタッフ部門が各専門分野にて営業部門を管理・牽制・支援 4)職務権限・責任の明確化 ・取締役会及び諸規程にて役員の担当及び各役員・従業員の役割分担、権限、責任及び意思決定のルールを設定	1)丸紅グループ運営体制 ・グループ各社の経営実態の把握、指導及び監督を行う責任者の決定 ・グループ会社の経営体制に係る指針の決定 2)コンプライアンス ・コンプライアンス委員会によるグループ会社コンプライアンス活動の支援・指導 ・全グループ社員への「勇気の扉」開放 3)財務報告及び資産保全の適正性確保のための体制整備 ・連結財務諸表等の財務報告について、信頼性を確保するためのシステム及び継続的にモニタリングするために必要な体制の整備 ・グループ各社が有する資産の取得・保管・処分が適正になされる体制の整備 4)監査 ・監査部による丸紅グループ各社往査 ・監査役及び会計監査人による丸紅グループ各社の監査・会計監査の実施	1)監査役室の設置 ・監査役室及び監査役の業務補助者の設置 2)監査役室員の人事 ・監査役室員の人事（異動、評価、懲戒処分等）について、監査役への事前報告 ・監査役室員の人事についての監査役による変更申し入れ	1)監査役による重要会議への出席 ・監査役による取締役会・経営会議その他重要会議への出席 2)役員・社員による監査役への報告 ・社長・監査役ミーティングの定期的開催 ・取締役、部門長及びコーポレートスタッフ部門部長による監査役に対する業務執行状況報告 ・丸紅に著しい損害を及ぼすおそれのある事実を発見したときの役員による監査役への報告 ・監査役の報告要請に対する協力	1)監査部、会計監査人及び丸紅グループ監査役との連係 ・監査役による監査部及び会計監査人の監査計画の事前受領並びに定例会議による監査方針及び監査結果報告に係る意見交換 ・監査役による丸紅グループ各社監査役との連係 2)外部専門家の起用 ・監査役による弁護士等外部アドバイザーの任用

以上

The Relationship Between the Company, and Outside Directors and Corporate Auditors

The two outside directors, Masao Fujii (former Judge of the Supreme Court) and Koji Kunimatsu (former Commissioner of the National Police Agency) have no personal or financial interest in, or any other business connection with Marubeni.

The outside corporate auditors, Kazuto Baba and Osamu Kita, also have no such interests in Marubeni.

Since their appointment, the outside directors and corporate auditors have been present at all of the 14 Board of Directors' Meetings held in 2005.

The Board of Corporate Auditors had 9 meetings in 2005, at all of which the outside corporate auditors have been present.

Risk Management System

The following system has been put in place to manage potential major risks to the business.

For important individual proposals, such as for investment or financing, draft proposals are first circulated and discussed by the Investment and Credit Committee and by the Corporate Management Committee, after which the decision is made by the President.

Following implementation, the supervising sales division tracks the process and, for important cases, periodic status reports are made to the Investment and Credit Committee, the Corporate Management Committee, and the Board of Directors.

In addition, portfolio management is used to spread the risk for the entire corporation.

Permeation of a Spirit of Compliance

The misconduct of a single individual can instantly destroy a corporate brand built over many years. The Marubeni Group places the highest importance on compliance in its corporate activities, and pushes for every member of the group to have strong ethical standards.

Our Basic Position on Efforts for Compliance

Compliance, according to the Marubeni Group, goes beyond merely following the letter of the law. In its true sense, compliance means that corporations, as members of society, must respond to the expectations of all stakeholders, obtain their trust, and exercise full social responsibility.

The Marubeni Group has placed the highest priority on compliance, and in 2002 we:

1. established the "Compliance Committee" (under the President and chaired by Masaru Funai, Corporate Senior Vice President, Member of the Board) and
2. created the "Compliance Manual."

Since then, in order to instill a spirit of compliance into the heart of every member of the Marubeni Group – from executives to staff members – we have instituted a series of training and awareness programs.

To Achieve Compliance


COMPLIANCE
MANUAL
Third Edition
Marubeni
Corporation
Marubeni Corporation
April 2006

● Revision of the Compliance Manual

The Marubeni Group distributes a hardcopy of the Compliance Manual to each of its employees and executives, as well as making it electronically available on our Intranet (Extranet). The manual is also available to the public on our website:

http://www.marubeni.co.jp/english/company/compliance_manual.pdf

The booklet is frequently updated. In the latest revision (April 2006), important items such as "the Whistleblower Protection Law" were added.

● Ensuring Compliance with the Manual



The Compliance Manual is not just distributed. Every employee and executive of the Marubeni Group is tested on its content and makes a pledge each year to adhere to the manual.

The "Door of Courage"

The "Door of Courage" is a compliance reporting and consultation center that is open to employees and executives of the Marubeni Group. It is essential for preventing misconduct. Whenever a problem arises, a direct line to the top of the management structure must be available. The Marubeni Group tries to create an open and free environment for consultation, but for some matters, reporting through ordinary means is difficult.

For these kinds of cases, 'the Door of Courage' was established to give employees a way to consult with the Compliance Committee and external legal counsel. This ensures that the report and consultation will be held in the strictest confidence, and will not become a basis for unfair treatment. In February 2006, an additional female lawyer was added to the 'Door of Courage,' with a view to creating a safer and more comfortable environment for female employees.



"I hope to create an even better environment through activities such as creating a pamphlet for the 'Door of Courage,' and distributing it with the Compliance Manual."
(Nahoko Iguchi, Legal Department)

Organizational Diagram for the Marubeni Group Compliance System


Board of Directors
Corporate Auditors
President
Compliance Officer
Appointment
Appointment
Compliance Committee
Direct
Report
External Legal Counsel
Division/Branch Office/
Branch Compliance Officer
Division Representatives
Individual Group Companies
Direct/Advise
Report/Consult
Chief of Compliance
at Group Companies
Board of Directors of Group Companies
Employees

(Note: Dotted lines indicate reporting and consulting routes. (Direct office lines omitted.))

External Legal Counsel, Teruo Suzuki speaks:

Establishing a consultation center ahead of legislation



On April 1, 2006, the "Whistleblower Protection Law" was enacted to protect the employment and assets of employees who report on the illegal activities of corporations, and to strengthen compliance in businesses. Marubeni established the "Door of Courage" four years ago, and created a system that anticipated the spirit of this new law.

I have been appointed as a member of the External Legal Counsel for the "Door of Courage." I was instructed by the Compliance Committee to listen to employees from a fair and neutral position, and report any faults to the company without hesitation. I believe that increased use of the "Door of Courage," including the line to External Legal Counsel, will maintain the health of the Marubeni Group, and increase the confidence that society has in the company.

● Implementation at Group Companies and Overseas

The companies of the Marubeni Group are each engaged in building up compliance systems suited to their specific circumstances, while working to raise awareness among their employees. In addition, the chair of the Compliance Committee makes annual visits to the main group companies to receive briefings and directly communicate the importance of compliance. At our overseas sites, the Marubeni Group is creating compliance systems suited to each country's laws and business practices.

● Training with e-Learning

One of the most crucial ways of achieving compliance is through daily, routine work. Because it is important to remind employees and executives about compliance, Marubeni introduced compliance training through e-Learning in fiscal 2005.

The Compliance e-Learning Training Program uses our internal LAN system so that each employee can learn whenever they like at their own computer. Even during busy times, the training curriculum can be broken up into sections to let employees learn during short lulls in work.

The content has been designed with rich visuals and sound to create a program that is easy for employees to use.

Managers are also able to watch the progress of each employee, and those who have not yet gone through the program are encouraged to complete it. As a result, nearly all of our employees have finished their training. Temporary employees and group companies are also using the program.


Learning Station 学習 - Microsoft Internet Explorer
CHAPTER 3
SECTION 1
TOPIC 1
Tool

Putting Compliance into Practice


Compliance Committee
Office: Compliance Team
e-Learning Training Program
Compliance Manual
Comprehension (Education/Training)
Employee
Division Compliance Officers
Group Company Compliance Representative
Consult
Advise
Direct
Report
Consult
Advise
"Door of Courage"
Survey/Advise
Consult
Advise

Constructing Personal Information Protection Systems



Marubeni has created an internal system for protecting personal information, and adopted and published our "Personal Information Protection Policy."

http://www.marubeni.com/privacy/

Laws for protecting personal information came into full effect on April 1, 2005. In response, Marubeni created the "Personal Information Protection Policy." No major accidents or incidents relating to personal information have occurred. Marubeni also worked to maintain and strengthen our internal systems, and increased our employees' awareness of personal information protection.

Marubeni is now improving the security of its information devices, and is taking steps to prevent information leakage through the loss or theft of personal computers, mobile phones, and other devices used by employees.

From the Officer in Charge

Compliance training renewed like a driver's license

Since the formation of the Compliance Committee in April, 2002, we have made many efforts to make the executives and employees of the Marubeni Groaup aware of compliance. The Compliance Manual was revised following changes in the law, and we also introduced our e-Learning Training Program. We believe that training is important for instilling a spirit of compliance. We are implementing a 3-year timetable for re-training, just like a driver's license.

Marubeni oprates in many different areas, each of which has its own issues and risks. For example, in one field we must be careful not to get wrapped up in endless consultations, while in another we might need to be aware of intellectual property rights. This is why there are compliance representatives in each division, who are brought together by the Compliance Committee. We receive reports on compliance from each division, and in turn we provide advice. Under this system, all of our compliance activities have proceeded smoothly.

For compliance, it is imperative for people to foresee problems before they arise, and seek out advice. This is why it is important that there are routes through which to check compliance, and it is our job to make sure these routes are reliable.



Yoshihiro Ikebe, Compliance Team Leader

CSR-Related Communication

At the Marubeni Group, we understand the importance of informing our many different stakeholders about our work and activities. We use a wide variety of communication tools to disseminate information about the Marubeni Group in a timely and appropriate manner.

Communication with Shareholders

● Enriching Shareholder Meetings and Broadcasting Reports Through Video

For Marubeni, the General Shareholder's Meeting is the major communications venue with our shareholders. We hold our meeting early to avoid the rush of such meetings at the end of June and enable the greatest number of shareholders to attend, and our meetings are open to the public. For those who are unable to attend, we allow electronic voting and make use of our homepage for distributing video presentations of reported items, as well as posting summaries of our Q&A.

Beginning in June, 2006, our General Shareholder's Meeting will move from Osaka to Tokyo.


第81回 定時株主総会
丸紅株式会社
Distribution of Video Report Items

● Publication of the Annual Report

Marubeni's Annual Report is produced in Japanese, English, and Chinese (the Chinese version is in a digest form). The report is a way to inform shareholders and investors domestically and abroad about the Marubeni Group's management direction, the strategies and strengths of our various divisions, and our international activities. The report, which is also available on our homepage, uses vivid and informative photos and visuals and is easy to read.

http://www.marubeni.com/ir/f_annual.html


Trust
Recovery
Growth
Vitalization
Annual Report 2005

● Rich IR Tools

IR tools are an important way of communicating with shareholders and investors, and we are working to make ours even better.

Our homepage for information for shareholders and investors has been undergoing reconstruction since April 2006. It has a new look and is easier to use.

http://www.marubeni.com/ir/index.html

Our biannual shareholder's magazine, "Marubeni," is now in its 99th issue. In addition to financial information, the magazine includes cultural "Okunigara Essays" and "The World's Dinner Table" articles, written by employees posted overseas, and other interesting and informative content.


Shareholder's magazine "Marubeni"


FOR INVESTORS
IR Information Page

Enriching CSR-Related Information

● Publication of the CSR Report

Until 2003, the Marubeni Group published an environmental report outlining our efforts for the environment, but in fiscal 2004 we began publication of the CSR Report. The CSR Report adds information on society and the economy, providing a more comprehensive view of our CSR efforts.

We also include a survey form with the report to poll the opinions of readers, so we can adopt their suggestions in later versions.


Marubeni
CSR Report
2005
Environmental Report

CSR Report 2005

CSR Report 2004

Environmental Report 2003

● Posting CSR-related Information on Our Homepage

Marubeni is working to improve the disclosure of information to a greater number of stakeholders by posting our company creed, corporate doctrine, compliance manual, general shareholder's meeting information, securities reports, financial information, and employment information on our homepage.

http://www.marubeni.com/company/f_enrhoushin.html

We have also created a section on our homepage called "Our CSR Efforts." Complete Japanese and English versions of our CSR Report are available to download, as is content such as the "Marubeni Group Environment Policy," and the environmental column published in the group's magazine "M-Spirit."

An e-mail contact address is also provided. Through systems such as these, we are working to enable two-way communication with our stakeholders through the internet.



Environmental Report / CSR Report

- Marubeni Group's Environmental Policy
- Message from the President (Aug., 2005)
- CSR Report (PDF file)
  - 2005 (3.1MB) / Questionnaire (48KB)
  - 2004 (2.8MB)
- Environmental Report (PDF file)
  - 2003 (823KB)
- Status of ISO14001 Certification (Mar., 2005)

You must have Adobe Acrobat Reader to view PDF files

(C)Marubeni Corporation / Inquiry window

CSR-related Information Posted on Marubeni Homepage

● Advertising Activities

In order to make stakeholders visually aware of our CSR activities, we advertise in newspapers, magazines, and other media.

Our recent advertising has used the Marubeni name as a motif in a series of slogans: "Marubeni, for People," "Marubeni, for the Earth," and "Marubeni, for Nature."



Advertising in the motif of our company name

Working with Our Employees



Basic Philosophy on People

Marubeni is engaged in business activities in various countries and regions all over the world. Therefore, we believe that attitudes toward people and consideration for human rights are integral parts of CSR.

Basic Stance on Initiatives for Human Rights

In revising its "Compliance Manual" in January 2006, under the section "Respect for Human Rights & Prohibition of Discrimination and Sexual Harassment," Marubeni clearly stipulated compliance with the Universal Declaration of Human Rights and the ILO International Labour Standards.

The Universal Declaration of Human Rights was adopted by the third session of the United Nations General Assembly in 1948, as the "universal standard" to be fulfilled by all peoples and all states to respect and ensure the rights and freedom of people.

The ILO International Labour Standards established fundamental standards for labor. The standards are comprised of eight conventions in four categories, namely: (1) freedom of association, (2) prohibition of forced labor, (3) prohibition of discrimination in employment, and (4) prohibition of child labor.

Previously, within its "Compliance Manual," Marubeni had declared compliance with the Constitution and the Labor Standards Law. By adding compliance with these international codes on human rights, namely the Universal Declaration of Human Rights and the ILO International Labour Standards, Marubeni has made its stance concerning respect for human rights even clearer.

Important Policies for Human Rights

Marubeni strives to maintain a "work environment that respects human rights," primarily through company training. The entire Marubeni Group is highly aware of human rights, and adheres to a spirit of respect for human rights, prohibition of discrimination, and prohibition of sexual harassment as stipulated in the Corporate Principles and Compliance Manual.

1. Ongoing Review of Training Materials
We maintain our policy of continually reviewing training materials, and we promote a greater understanding of human rights. We are committed to creating and implementing training curricula which emphasize the importance of the avoidance and prohibition of all kinds of discrimination.

2. Thorough Understanding of the Corporate Principles and Compliance Manual
The entire Marubeni Group, including foreign branch offices, uses the Corporate Principles and Compliance Manual to promote business based on a spirit of respect for human rights.

3. Training on the Fair Employment System
We have used the Marubeni Hiring Manual with all kinds of training opportunities to ensure that our goals are fully understood by all employees. We have also distributed the Marubeni Hiring Manual to recruitment staff in affiliated companies, and we encourage its use in training, so that fair employment practices can be established throughout the entire Marubeni Group.

4. Provision of Training and Information on the Intranet
By enhancing the content of human rights-related websites and by facilitating their use, we provide educational information to the entire Marubeni Group, including offices outside Japan, in order to encourage individual efforts to create a work environment that properly recognizes and respects human rights on a daily basis.

5. Efforts of the entire Marubeni Group
Through the activities of human rights committees in major group companies, and through human rights campaigns throughout the entire Marubeni Group, we are striving to boost the awareness of human rights in each and every one of our employees.

Fair Hiring Practices

The first time Marubeni has contact with its employees is during recruitment. Marubeni's basic policy in hiring is to select applicants based on their competence and suitability, using hiring practices which are fair and free from discrimination.

Furthermore, in order that fair hiring practices are conducted across the entire Marubeni Group, we have prepared the Marubeni Hiring Manual, and we strive to ensure that our policies are thoroughly understood, even in our group companies. For example, we use an "open entry" policy that offers equal opportunity regardless of citizenship, legal residence, gender, physical handicap, or university of graduation. Moreover, the job application form does not require information regarding the place of legal residence, religion, family situation, or any other information that is not required for the company to determine an applicant's competence or suitability. During interviews, we also use a "competence and suitability determination" policy to ensure that only questions which are respectful of an applicant's basic human rights will be asked.

Types of Internal Company Training and Associated Objectives

Marubeni is dedicated to furthering the understanding of the respect for basic human rights through various training opportunities targeted at everyone from top level management through to middle management and general employees. We believe that by having employees repeatedly undertake such training, an awareness of human rights will become entrenched within our Group.

Human Rights and Anti-Discrimination Awareness Training for Top Management

Top level management undergoes training to make sure they deepen their understanding of corporate responsibilities towards human rights and anti-discrimination issues, and conduct corporate management with an awareness of human rights.

Middle Management Training

Section managers should personally work towards creating a workplace free from all kinds of discrimination and sexual harassment, and should guide subordinates to do the same.

Department Management Training

To create a business environment that respects human rights, department managers should personally lead the creation of an environment which does not tolerate discrimination, and should guide subordinates to do the same.

General Employee Training

Employees should manage their own conduct, with a good understanding of the spirit of the Compliance Manual.

Contest for Human Rights Education Slogans

In order to raise human rights awareness, the Marubeni Group collects slogans from employees and their families during Human Rights Week each year under the theme, "Respecting human rights, and stopping discrimination and sexual harassment." The best slogans are listed in the company newsletter and on the Intranet, and are submitted on behalf of the Marubeni Group to the Industrial Federation for Human Rights, Tokyo.

Selected Human Rights Education Slogans for 2005

Workplace Division
- Those few words scar for life. They don't disappear.
- Have you forgotten how to say thank you? I won't forget that caring feeling.
- Other people's problems will someday be yours. Quit being so apathetic.
- What if it was you? Think how others feel.

Family Division
- Courage to say Stop. Workplaces that encourage people to say Stop.
- Oh well. It's alright. It's not that bad.
Being dismissive is the same as tolerating discrimination.

Creating Better Working Conditions for Employees

Marubeni's most important asset is the people that support our corporate group. We believe that improving the value of our people will help the company grow faster and contribute more effectively to society.

The Basis of our Human Resource System

The basic policy for our human resource system is to create a workplace where employees can fully demonstrate their capabilities and skills, and to develop an environment where each and every employee can maximize their value. For this purpose, we have implemented various reforms to our human resources system and we have enriched our human resource development programs. We believe that a company can contribute to society through employees improving their individual value.

Reform of our Human Resource System

We initiated a basic reform of our human resource system in April 2000, converting to a "results-oriented" program that maximizes the value of our employees. In this system, in order to correct the disparity between contributions to the company and benefits received, we removed all aspects of the seniority system and abandoned our long-running "qualification system," and instead we built a flexible personnel placement and promotion program that ensures the right person is in the right place at the right time.

Furthermore, we introduced a balanced annual salary system based on personnel evaluations, enabling the company to pay fair results-based salaries.

In addition, based on communication between the evaluator and employee, a transparent and fair evaluation system was introduced, creating a process with a high level of employee satisfaction.



Improvements to the Workplace Environment

● Leave Systems

Marubeni respects each employee's values and lifestyle. We offer support for employees who are seeking a balance between work and family, and we provide an environment where employees can work comfortably and with peace of mind.

In April 2005, we conducted a review of our Childcare Leave System and Nursing Leave System, and as a result, we enhanced each system. We have extended the available leave time beyond the legal standard, expanded the range of eligibility, and relaxed the conditions for using these programs.

For example, employees with family members requiring nursing care may take nursing leave for each person requiring such care, for up to 365 days in total. Employees are also allowed to take nursing time of up to 90 minutes per workday (late arrival, early departure). (See page 25 for more information on the Childcare Leave System.)

Going forward, we hope to continue making improvements to the working environment for employees by making these systems even easier to use.

● Stable Employment for Older Persons

In April 2006, the revised Law concerning Stabilization of Employment of Older Persons came into effect. The law centers on the adoption of employment systems up to and including the age of 65. It requires business owners to progressively raise the retirement age and to introduce continued employment systems (Measures for Providing Employment Security for Older Persons).

The Marubeni Group is striving to maintain and improve the vitality of the entire group by actively utilizing the insights, experience, expertise and networks of older employees. As one facet of this, Marubeni will adopt a continued employment system, which, as a general rule, will target all prospective employees who are aged 60 or over. We will also develop a Senior Career Matching System. The aim of this system is to increase the mobility of older competent employees and to allocate the right people to the right positions, so that the talented human resources within the Group can be effectively utilized. In addition, we plan to implement a wide variety of measures, such as: running seminars designed to change the work perceptions of employees to where each employee considers their own individual post-retirement lifestyle; enhancing the training courses available so that employees can redevelop their careers more smoothly; and running campaigns to raise the awareness of managers who work with older employees.

● Relationship with the Labor Union

The Marubeni Employee Union was established in 1949. Today, about 1,900 employees are members of the union, which equates to about 53% of the organization. The company and labor union share common goals, namely to improve the prosperity of the company and the social and economic status of employees. We respect each other's position, and engage in sincere discussions to build an orderly labor-management relationship.

● Support for Volunteer Activism

To promote volunteer activism among employees, in March 2005, Marubeni launched the Volunteer Promotion Team, and instituted a Volunteer Leave System. These two support programs are designed to help employees develop their skills and awareness for volunteer activities. Marubeni believes that participation in volunteer activities boosts employee awareness of the need to contribute to society, and supports Marubeni's efforts to contribute to local communities as a good corporate citizen.

● Health Management

Marubeni is committed to thorough health management. In addition to an annual regular physical examination for all employees, those employees who are transferring abroad also have checkups before leaving, during temporary returns, and after returning.

Furthermore, we have also implemented various measures for mental health. In addition to counseling provided by specialists at the health center located at Marubeni, we also include courses on mental health as part of our training programs.

In the future, we also plan to set up an offsite consultation service for employees, which will also include services for mental health.

Special Feature 2

Creating a Better Workplace for Women

Marubeni is dedicated to improving workplaces so that female employees can work comfortably and with peace of mind. In addition to espousing equal employment opportunities during recruitment, we have also introduced the Childcare Leave System and Nursing Leave System.
During fiscal 2005, we also organized a team to make recommendations suggested by female employees to the company.



The members of Team FAIR "IZA-NAMI"

Recommendation for Respect for Human Rights, and Prohibition of Discrimination and Sexual Harassment

Ever since the Equal Employment Opportunity Law came into force in 1986, many companies have reviewed their employment conditions for females. At Marubeni as well, since 1988 female employees have been active in managerial positions across various departments. As well as recruiting recent female graduates to pursue careers on managerial tracks, other female employees have transferred to managerial positions from clerical or office work positions. Beyond doubt, we believe that effectively and actively employing female workers, whether they be in managerial positions or otherwise, and further improving the working environment is a key issue for companies.

As part of this, we listed "Respect for Human Rights, and Prohibition of Discrimination and Sexual Harassment" as the first compliance item in our Compliance Manual, and we have been thorough in the prohibition of sexual harassment.

Sexual harassment in the workplace not only unduly affronts the dignity of women as individuals, but also undermines the working environment for female workers and prevents them from realizing their full abilities. Furthermore, such harassment prevents the smooth and orderly performance of work in the workplace, and impacts how society values a company.

By establishing this in our Compliance Manual as the first item to be observed, we believe that awareness for the prohibition of sexual harassment in the workplace will be raised, and will further facilitate a better working environment for women.

Development of Working Environments to Suit the Lifestyles of Employees

Marubeni respects each employee's values and lifestyle. We offer support for employees who are seeking a balance between work and family, and we provide an environment where employees can work comfortably and with peace of mind.

In particular, in April 2005, we conducted a review of our Childcare Leave System and Nursing Leave System, and as a result, we have enhanced each system. We have extended the available leave time beyond the legal standard, expanded the range of eligibility, and relaxed the conditions for using these programs. For example, for women wishing to continue to work, childbirth and child rearing are immensely important turning points in their lives. At Marubeni, we introduced the Childcare Leave System in 1992, and by supporting employees at this time in their lives, we have strived to provide a workplace where women who have had children can continue working with peace of mind.

Under Japan's legal systems, as a maximum, childcare leave need only be provided until a child reaches the age of 18 months. However, at Marubeni, we have made it possible for employees to access childcare leave up until their children turn two years old. In addition, employees with children not yet enrolled in elementary school are permitted to take up to five days of childcare leave (with pay) per child per year. Moreover, employees with children up to 3rd grade in elementary school are permitted up to 90 minutes of childcare time per workday (late arrival, early departure).

In fiscal 2005, seven female employees made use of the Childcare Leave System.

Furthermore, in cases where family members require nursing care, more often than not that role currently falls on the shoulders of women. Marubeni has also adopted a system whereby, in such cases, employees can care for family members without having to resign. Employees may take nursing leave for each person requiring such care, for up to 365 days in total. Employees are also permitted nursing time of up to 90 minutes per workday (late arrival, early departure).

In the future, by improving working environments to make it easier for employees to access these systems, we hope that they will be utilized even more.



Aiming for Further Utilization of Female Employees

For the purpose of assisting female employees to achieve their full potential, and in order to support their more active participation in the workplace, a decision was made to form a team to examine the promotion to and utilization of women in managerial positions, with the Human Resources Department to serve as its secretariat. In August 2005, eight women in managerial positions were brought together, and Team FAIR "IZA-NAMI" (TFI, see note below) was formed. Making up the team were female employees, each with different backgrounds: married, not married, children, no children, corporate officers, etc. The team held meetings once every one or two months, to determine the current circumstances surrounding females in managerial positions at Marubeni, and to consider example cases from other companies. The team extensively examined the promotion to and utilization of women in managerial positions, and summarized their findings in recommendations to the company.

In preparing those recommendations, the team understood how important it is that, in order for Marubeni to make rapid progress as an international company, we need to respect the diversity of people, regardless of their gender or nationality, and foster an environment and corporate culture where people can be promoted on the basis of ability and where they can play an active role. In order to achieve this goal, the team presented a variety of recommendations under the slogans: "reform of perceptions held by Marubeni employees;" "improvements to the workplace environment;" and "appeal to outsiders."

Going forward, the Human Resources Department will take the lead in examining specific measures, and we plan to continue undertaking these types of activities for the promotion and effective utilization of female employees.

Note: The team was so named after "Izanami" (the goddess of creation) from the Kojiki (Records of Ancient Matters), and because the team wanted to create a new "nami" (wave) for female employees at Marubeni.

Team Member's Report

Participating in Team FAIR "IZA-NAMI" helped me reaffirm the importance of female workers



The Human Resources Department approached me and asked me if I wanted to join the team. Since my way of thinking was that, when I work, I see myself more as an employee than as a female, at first, I felt uncomfortable with the very idea of such a team being formed. But in the end it was a good opportunity to learn about the actual working conditions for women at Marubeni.

It is not as if I feel that I am discriminated against on a daily basis because I am a woman, but since there are so few women in managerial positions, every time there is a personnel transfer, I feel as if people regard me as a "maverick." I am glad I was given this chance to participate in the team, because in addition to learning about how things really are both inside and outside of Marubeni, I was able to reaffirm the importance of solving problems that are special to women, and the importance of female employees being utilized.

We pulled together the recommendations of the team at the end of May. However, our activities do not end with the writing up of recommendations – we are also going to pursue the development of a consultation service to deal with the worries of female employees.

Makiko Matsuo, Aerospace Department

Human Resource Education and Development Programs



Marubeni Career Market

Some employees want to transfer to divisions where they can make the most of their skills. Some divisions want particular types of personnel. The purpose of the Marubeni Career Market is to match up these preferences and see that the transfers are realized.

It is a program that allows human resources to "flow" within the organization – something that had been unusual for general trading companies. The program places the right people in the right jobs, making even transfers between divisions possible.

It is now easier for employees to transfer to where they want to work. It is also easier to pass the external personnel application. By utilizing these kinds of market principles for personnel changes, even within the company, not only do employees become more motivated, but it also leads to the effective use of human resources, and maximizes the employees' own achievements.

	System Title	
1	Job Matching System	A system for facilitating application and registration for transfer to another department.
2	Internal Personnel Openings/Company-Wide Personnel Openings/Departmental Personnel Openings	A structure allowing departments to announce personnel openings with job postings within a division, or throughout the entire company.
3	Internal Project Openings	A structure promoting the early discovery and facilitation of project ideas, and assisting in turning those ideas into opportunities for job transfer.
4	Career Information Development System	A system where users can view employees who match certain minimum conditions given for work history, public qualifications, language skills, and other special qualifications listed on the employee search system.
5	Career Plan Announcements	A system where, once a year, employees review their own career plans, and announce where they would like to be transferred.
6	External Personnel Openings	A system allowing external recruitment to be announced on the company's website, and providing a system for internally viewing specifications of mid-career job applications from outside the company.
7	In-House Training System	See below

Note: Each of the above systems has been designed with consideration given for the protection of personal information.

In-House Training Programs

Marubeni provides diverse in-house training programs to achieve twin goals: (1) the development of diverse business professionals; and (2) the development of human resources with special skills that are useful both inside and outside the company, and who are capable of building up the business as a whole. The two programs which hold the most weight are the Marubeni Professional School and the Marubeni Executive School. The former helps employees from all levels attend various business schools, while the latter targets management-level personnel and teaches them about corporate strategies and frameworks for company operations.

Also provided are training for newly-appointed managers and team leaders, training for (newly-appointed) corporate business managers, and pre-departure training for people assigned to positions outside Japan, as well as overseas study programs including language studies and programs for trainees in specialized fields, such as MBA programs and law schools.

Outline of the Company Training System

Marubeni Professional School

Master Course
- Framework for computing corporate value and corporate realignment

Advanced Course
- Marketing and corporate strategy
- Investment decisions
- Management accounting

Basic Course
- Basic business frameworks
- Financial statement analysis
- Marketing in practice

Marubeni Executive School

- Department manager training
- Corporate business management training
- Workshop for next-generation managers

Other Training Programs

- Training for (newly-appointed) corporate business managers
- Training for newly-appointed managers and team leaders
- Grade change training
- New employee training
- Basic practical business knowledge training: Company certification exams
- Basic practical business knowledge: e-Learning
- Cash flow management training
- Pre-departure training for people assigned to positions outside Japan
- Language trainees
- Trainees in specialized fields
- English training
- Chinese Training

Self-Development Support Program

In order to improve support for employees wishing to engage in self-development, in March 2005, Marubeni launched the Self-Development Support Program.

In this program, employees are encouraged to seek further development of individual skills, and are given support to obtain knowledge and experience that cannot be secured through their regular work. The aim is to boost employee motivation, increase their value as personnel, and to bring diversity and added value to the company.

(1) Support for obtaining qualifications: The company covers expenses for applicable qualifications
<Applicable qualifications>
Small and medium-size enterprise examiner, certified public accountant, tax accountant, patent attorney, social insurance labor examiner, judicial examination, judicial scrivener, administrative scrivener, housing and construction broker, etc.
(2) Support for distance learning: The company covers expenses for applicable distance learning courses.
(3) Self-development study leave: The company offers leave from work, and partially covers expenses for individual study at applicable business schools, law schools, and other schools, both in and outside of Japan.

Participant's Report

Thanks to my training, I have enhanced my professional abilities.



After having worked in the Legal Department for six years, I went to study at a law school in the U.S. for specialized training. I traveled to the U.S. in July 2002, where I studied legal English for two months at an organization called ILI. Then from September until the following May I attended a Master of Law program at the University of Pennsylvania Law School. I was subsequently admitted to the New York Bar, and then trained and worked at a law firm in New York City before returning to Japan.

As Marubeni's business covers a large variety of industries in many parts of the world, each member of the Legal Department needs the skills necessary to be able to draft effective commercial documentation that is appropriate to the many different transactions we are engaged in.

I am now more qualified to deal with this kind of work, and training overseas has helped me develop the skills necessary to perform my job more effectively.

Hiroaki Inuyama, Legal Department

Basic Principles for Social Contribution

Upon entering the 21st century, we are witnessing a growing trend that demands companies to be socially responsible, in line with the demands for a sustainable society. Given this situation, we are aware of the demand for the development of corporate activities which balance the needs of the environment, society and the economy.

Basic Policy for Social Contribution Activities

At Marubeni, we aim to utilize our CSR activities to strengthen and improve our coexistence with society, and to achieve relationships of trust with all of our company stakeholders.

In particular, we believe that in the field of social contribution, not only should companies expand their business within society, but also there needs to be a link between companies and society, and companies must take responsibility and engage in contributions which, in particular, meet the needs of the local communities.

Over the years, Marubeni has been engaged in social contribution as a corporation. More than 30 years ago, Marubeni established the Marubeni Foundation, and through the "Marubeni Collection," it has also kept and managed works of art to be passed down to the next generation. During these past few years, social contribution activities have also been energetically undertaken by individual employees.

In January 2006, Marubeni drew together all of the social contribution activities conducted to date, and for the purpose of clarifying its stance on contributing to society as a company, it formulated the Basic Policy on Social Contribution Activities. Going forward, Marubeni will continue to both promote social contribution activities carried out as a corporation, and support volunteer activities conducted by its executives and employees.


Cultural Support
Global Environment

Basic Policy for Social Contribution Activities

□ □ □ □ □ □

Basic Principles

In the spirit of "Fairness, Innovation, and Harmony," and aware of our responsibility as a corporate citizen in the global community, we will actively pursue social contribution activities.

Basic Policy for Activities

From a universal perspective, we will adopt as our five priority areas:
social welfare, international exchange, community contribution, global environment, and cultural support,
and we will both actively promote social contribution activities as a corporation,
and actively support volunteer activities conducted by our executives and employees.



Coordinator's Report

It is not really volunteering if it is not fun.



There are various different ways of carrying out social contribution activities. There are contributions of money; there are contributions of goods; there are contributions of actual people...

For many years, the Marubeni Group has conducted social contribution activities, mostly through the Marubeni Foundation. I wondered if there was something that the people of this trading company – which prides itself on the power of its workers – could do as individuals, and more importantly, if there was something that I wanted to do myself.

Thinking about this, I realized the importance of having fun while volunteering, and of spreading this feeling to other employees. The Volunteer Promotion Team began in 2005, creating a way to introduce more of the Group's employees, as well as their families and friends, to volunteer activities. We hope to have many more people participate by introducing them to many interesting kinds of activities.



Members of the Volunteer Promotion Team

Takeshi Shirakawa, General Affairs Department


Social Welfare
International Exchange
Community Contribution

Specific Activity Policies

Based on the Basic Principles and Basic Policy for Activities, we have established the following specific policies, and are engaged in social contribution activities across the entire Marubeni Group.

Social Welfare

Marubeni engages in a broad range of activities such as disaster relief, primarily through its support for the Marubeni Foundation, a social welfare corporation.

International Exchange

Marubeni engages in contribution activities for the international community, including the exchange of people, with a focus on support through scholarships and donations overseas.

Community Contribution

Marubeni engages in activities centering around volunteer activities conducted by its executives and employees, such as development activities and clean-up activities in the communities in which it is based.

Global Environment

In addition to its concern for the effects it has on the environments surrounding its business activities, Marubeni actively engages in support for general environmental preservation activities.

Cultural Support

In addition to its cultural contribution through the Marubeni Collection, Marubeni extensively engages in support for various cultural activities.

Support for Executive and Employee Volunteer Activities

By planning and providing information on a range of programs, Marubeni supports volunteer activities in which employees can participate, and keeps its employees informed. It also improves and expands systems required for activities, such as the Volunteer Leave System.



Special Feature 3

Marubeni's Overseas Scholarship Programs

Marubeni established scholarship funds in the Philippines in 1989, in Vietnam in 1994, and in Indonesia in 1999. Now, in 2006, in cooperation with one of our operating companies, Cia Iguacu de Cafe Soluvel, we have also established a fund in Brazil. The total funds donated are currently $350,000 in the Philippines and in Indonesia, $130,000 in Vietnam, and $500,000 in Brazil. We believe that financially supporting education is also a key CSR activity.

In March 2006, in Dien Bien Phu, a mountainous region in northern Vietnam, a ceremony was held by the Marubeni Educational Foundation in Vietnam (MACFUND).

One after another, children dressed in their ethnic costumes, gathered at the ceremony. In fiscal 2005, 15 high school students, 89 junior high school students, and 71 elementary school students were selected as recipients. Each student was presented with 200,000 Vietnamese dong (approximately USD 13).

Ms. Quang Thi Yen



One of the scholarship recipients was Quang Thi Yen from the Komu tribe. She spoke cheerfully: "The environment in which we learn at the Muon Muon Junior High School is still very poor. So with this scholarship money, I will be able to buy books, notebooks and other study materials. It will really help a lot. Encouraged by this scholarship, I will try to study harder and harder."



A Scholarship Fund of Distinction in the Philippines


MSFI
MARUBENI SCHOLARSHIP FOUNDATION, INC.

Announcement for the Marubeni Scholarship Foundation in the Philippines

1989 marked the 80th anniversary since Marubeni began business operations in the Philippines, and during these 80 years of trade, a deep-rooted operating base was built up in the Philippine market. In order to express his appreciation for this fact, Tomio Tatsuno, then president of Marubeni, paid a courtesy call on then Philippine President Corazon Aquino. It was at this meeting that Tatsuno first suggested the establishment of the Marubeni Scholarship Foundation Inc. (MSFI) to President Aquino, who was passionate about education.

The fact that education costs money is no different for any country. There are many children who want to study, but for family reasons they cannot go to school or they have to work. The fact is that in the Philippines, many children are forced to leave school early and go out to work in order to support their families. However, it was the shared opinion of President Aquino and Tatsuno that by supporting outstanding students financially and giving them the chance to continue their studies, this would eventually lead to the development of industry and the development of the nation.

Through our many years of business activity, Marubeni has forged a strong bond with the Philippines. Therefore, we want to share part of the financial burden for education. Based on this wish, we contributed 200,000 U.S. dollars, and in fiscal 1990, the first five scholarship recipients were selected. Subsequent contributions have been added, and at present the total funds donated has reached 350,000 U.S. dollars. Since fiscal 1994, every year between 100 and 150 students have been presented with scholarships. In fiscal 2005 there were another 109 recipients, bringing the total to 1,610 students.

The distinctive feature of MSFI is that it targets trainees under-



List of Scholarship Beneficiaries in the Philippines


EXERCISES
DECEMBER 15, 2001

In the Philippines, scholarships are awarded to occupational trainees



aking technical or agricultural training. The reason why the scholarship was aimed at occupational trainees, and not students in general, is that we believed that by targeting students from poor families, and by providing them with technical skills throughout their education, this would be beneficial in making their lives more stable. A number of other Japanese-owned companies have also set up scholarship funds, but most of them are for university students. Because the MSFI targets occupational trainees, it has been highly regarded in the Philippines as a fund of distinction.

The Vietnamese MACFUND also Targets Teachers

The Vietnamese scholarship fund introduced at the start of this section was launched in 1994. It was proposed to Vietnamese Prime Minister Vo Van Kiet by Iwao Toriumi, then president of Marubeni, while he was in Vietnam on business, and its objective was to assist in national education, which was one of the state policies being addressed by Vietnam. Marubeni initially contributed 80,000 U.S. dollars, but now the total funds donated has reached 130,000 U.S. dollars.

The fund is aimed at students attending elementary, junior high and high schools. The target is broad so that it can contribute to the enhancement of the basic educational environment, particularly in poorer regions and rural areas. The successful recipients are selected by the Vietnamese Ministry of Education and Training. The fund is used as scholarships for outstanding students, as assistance for students experiencing hardship, as well as for repairing school buildings and for assisting in expenses related to educational materials for schools affected by natural disasters.

Scholarships are also awarded to teachers on Teachers' Day, which is a day of commemoration in Vietnam for showing reverence for teachers. These awards were first made because we wanted to contribute to the further education of the teachers, who are educating the students to lead the next generation. In Vietnam, there is a department within the administration agency of each ministry called the Education and Training Committee. This committee stipulates the assessment criteria for teachers. Outstanding teachers who pass these standards are recommended by each school to the committee, whereupon the successful MACFUND recipients are selected. Recipient teachers use the scholarship money for further teacher education and training.


LỄ TIẾP NHẬN
QUÀ TẶNG CỦA QŨY MACFUND
NĂM HỌC 2005-2006

Nishio, former Chief Representative in Vietnam, presenting scholarships to teachers

Dedicated to the Development of Children

In 1999, Marubeni also established a scholarship fund in Indonesia, under which 13 national universities are eligible for assistance. In the seven years up to fiscal 2005, a total of 655 students have been awarded scholarships.

During fiscal 2006, a scholarship fund was also set up in Brazil. We believe that these scholarship funds in developing countries contribute to the education and upbringing of young people who will lead the next generation, and that they contribute to the culture and economic development of local communities.

Special Feature 4

The Marubeni Foundation's Social Welfare Assistance

Based on the fundamental recognition that "companies cannot exist without being in harmony with society," in 1974 Marubeni established the social welfare corporation, the Marubeni Foundation. Every year since then, for the last 31 years, Marubeni has continued to provide aid of ¥100 million to social welfare facilities and organizations.





The Marubeni Foundation, Contributing to Support the Self-Reliance of Persons with Disabilities

In fiscal 2005, the Marubeni Foundation received applications for assistance from 571 organizations. As a result of the rigorous examination by the selection council, the board of trustees, and the executive board, assistance was given to 67 organizations.

The assistance is primarily used for the purchase of equipment and instruments for vocational aid (see Note 1), the renovation of facilities, and the purchase of vehicles for work programs and for transferring the elderly and persons (children) with disabilities to and from home. However some assistance is also used for other wide-ranging purposes, including dealing with the recent social problem of drug dependence, building networks to deal with child abuse, and purchasing equipment to be used at NEET work experience facilities (see Note 2). Our hope is that the assistance provided through the Marubeni Foundation can contribute to revitalizing the activities of the facilities, and help lead to the independence of persons with disabilities and other facility users.

We visited one of the assistance recipients, the Ubame Center in Tsukumi City, Oita Prefecture. The Ubame Center is a vocational facility where persons with disabilities come to work. 30 people at the main center and another 10 people at an annexed facility conduct recycling activities, woodwork, weeding, and clean-up activities. In fiscal 2005, the Marubeni Foundation provided assistance of ¥2 million to the Ubame Center to purchase a 1.5-ton truck for collecting items for recycling. The annexed facility is a recycling center that was acquired from the city government, and the activities conducted there provide a considerable source of income for the center.

The people engaged in recycling collect newspapers, magazines and cardboard from the roughly 300 collection points around Tsukumi City, separate and sort the items, and then transport them to another facility where they are broken down into reusable resources. Through communication with the local community, made possible by this work, the activities of the Ubame Center have been acknowledged by the other city residents, and have taken root as a part of civic life.

If you take a look at the separating work being done at the annexed facility, you can see why the local residents are so supportive of the activities at the Ubame Center. For example, almost all of the collected newspapers and magazines are tied into bundles with paper twine, because plastic twine would later have to be separated from the paper. Another example is that aluminum cans are rinsed and washed clean. In 2005, laws were revised so that refuse from companies would be treated as industrial waste, so now small shops bring their recyclable waste to the Ubame Center. In this way, the activities of the Ubame Center are strongly supported by the community.

However, the management of the center is not an easy task. As a result of the revisions in April 2006 to the "Law Concerning Support for the Self-Reliance of Persons with Disabilities," the biggest challenge now is finding work from which a stable revenue can be derived. For this reason, in addition to the recycling work and clean-up activities in parks, there are plans to extend the center's operations to cleaning toilets.



Tsukumi City, which was developed with the support of the cement industry (aerial photograph). With the assistance of the Marubeni Foundation, our hope is that the activities of the Ubame Center will lead to even further contributions to the local community.

Notes: 1. Vocational aid: the provision of places of work for people who would not otherwise have the opportunity to work due to disabilities.
2. NEET: young people Not in Education, Employment or Training.



"We will work hard and make the most of the assistance from the Marubeni Foundation."

Masaaki Yamamoto, Chairman and Director, Ubame Center (vocational facility), Hoyukai (social welfare corporation)



A vehicle is indispensable for collecting recyclable items. However, with the finances the way they are at the center, we could not have afforded to replace the one we had. It was old and would often break down, and I agonized about what to do if we could not get the grant from the Marubeni Foundation. As assistance provided by the national and city governments has been drying up in recent years, a grant like the one from the Marubeni Foundation really is a great help.

Together with the staff and facility users, we will do our best and make the most of this assistance, so that other facilities can look to us for ideas.



"The great work of the staff is quite extraordinary," explains the Deputy Director of the center, Hiromasa Akita. "Everyone really does take their work seriously. There is not one person who does their work halfheartedly. There are some people who have uncannily good memories, others who are really good at drawing, and still many others who have something about them which is better than an able-bodied person. I just hope that they can be given an opportunity to really make use of their abilities."



Deputy Director, Hiromasa Akita

Participant's Report

Employees also participate enthusiastically in fund activities

Presentation ceremonies to award grants are held at Marubeni's Tokyo Head Office and Osaka Head Office for those facilities and organizations located nearby. For other recipients, presentations are made by an executive or employee visiting the recipient. Employees participate in the presentation ceremonies as volunteers, and Ikuo Nori of the Marubeni Tama Center explains as follows.

"One Saturday in November, I had the good fortune to participate in a presentation ceremony at the "Sakura no Ie Welfare Farm," located in Isehara City, Kanagawa Prefecture. While taking in the views of Oyama, I also enjoyed the harvest festival with the local supporters. When I used to work in the Administration Department of the Nagoya Branch, I often had the opportunity to visit facilities with the General Manager, and every time, there was always something memorable. On this occasion as well, I was impressed by an elderly representative of the organization, who appeared so happy when he introduced me to the young man and woman who would be his successors."

In addition to the funds contributed by Marubeni as a company, another source for the Marubeni Foundation is the "¥100 Club." The club's members consist of present and former Marubeni executives and employees, who make monthly donations in units of ¥100. During fiscal 2005, the ¥100 Club collected approximately ¥10 million.

In this way, assistance provided by the Marubeni Foundation is supported by both individuals and the corporation.



Ikuo Nori, Marubeni Tama Center

Social Contribution Activities of the Marubeni Group

This section introduces some of the social contribution activities from fiscal 2005, separated into the six specific activity policies: social welfare, international exchange, community contribution, global environment, cultural support, and support for executive and employee volunteer activities.

Social Welfare

Support for the YWCA and 1% Club Bazaars

In June, 2005, Marubeni supported the bazaars organized by the Tokyo YWCA, the 1% Club, and by the OMY Area Management Association, by providing such items as men's socks, sweaters and T-shirts.

The Young Women's Christian Association (YWCA) is an international NGO based on Christianity, whose objective is a world at peace where human rights, health and the environment are protected. The organization pulls together the strength of women from all around the world, and promotes the social participation of women.

The 1% Club is a club of companies organized by the Nippon Keidanren, in which member companies have pledged to contribute 1% or more of their ordinary income to social causes or cultural patronage activities. Marubeni has been a member of the club since its founding in 1990.

Marubeni also participates in the OMY Area Management Association. This association is an NPO whose aim is to further revitalize the downtown area around Otemachi, Marunouchi and Yurakucho (OMY), and to create a diverse range of opportunities for people to participate and interact. It was formed through the union of companies, organizations and workers involved with the district. In fiscal 2005, we participated in a flea market held at the Tokyo International Forum.



The venue at the Tokyo YWCA summer bazaar (3-4 June, 2005)

Donations for Disasters around the World

In September 2005, in the U.S., New Orleans suffered tremendous damage after the city was struck by a hurricane. The Marubeni Group donated approximately $200,000 to The American National Red Cross.

Then, in response to the disaster caused by the earthquake which hit northern Pakistan in October, the Marubeni Group again donated about $100,000. In addition, the Volunteer Promotion Team put a call out to Marubeni executives and employees, and an extra ¥338,000 in donations was collected from individuals and sent via the Japanese Red Cross Society.



Satoshi Adachi, Executive Corporate Officer for Kansai, and Kamran Niaz, Pakistan Ambassador to Japan (right)

Charity Bazaars

Marubeni participated in the "Best Flea Market in Tokyo International Forum" which is held once a month in the Plaza of the Tokyo International Forum. We organized a charity bazaar as a social contribution program open to all employees.

Our employees collected a range of goods, from books and CDs, to bags, watches and accessories. Employees also volunteered to take charge of selling the items, and all proceeds were donated to the Chiyoda Council for Social Welfare.



Volunteer employees in charge of selling at the bazaar

Blood Donations, and the Collection of Spoiled Postcards, Unused Stamps and Used Prepaid Cards

During fiscal 2005, once again Marubeni supported the registration of blood and bone marrow donors, and we were able to gain the cooperation of many employees.

We were also able to secure Marubeni employees' enthusiastic participation in the collection of spoiled postcards, unused stamps, and expired prepaid cards. The postcards and stamps were donated to CARE International Japan, which supports children in Asia, and the prepaid cards were donated to the Japanese Organization for International Cooperation in Family Planning (JOICFP).



The annual mass blood donation

Participant's Report



The employees involved in collecting the cards (Tomoko Utsugi, front right)

"People in our department often have to leave the office for work, and so I think we use a lot of prepaid cards. For a while now there has been a card collection box at work. But it was only this time that I learnt about the proactive approach of the Volunteer Promotion Team, and so I participated. I was interested in the type of activities that could gain benefit from the collection of cards. I printed off the section 'Assistance you can give' from the JOICFP website, and stuck it to the card collection box. It seems that the collection rate has increased."

(Tomoko Utsugi, Osaka Housing Development Department)

International Exchange

International Exchange Camp in Hakone

In July 2005, as one of Marubeni's summer volunteer activities, we held a camp in Hakone for overseas students studying in Japan. Through the administration of the event, and through activities with the participants, volunteer employees deepened their exchange with overseas students and their families, and played a part in furthering international exchange.





11 employees participated as volunteers

Participant's Report



"When I was a student, I took part in a number of similar exchange events as an overseas student, and thanks to the Japanese people, I was able to make many wonderful memories. Since joining Marubeni, I had wanted to help give overseas students, living so far away from their homelands, exposure to similar experiences, and so I applied to participate in this volunteer activity. By having people from a variety of countries meet at the camp, and by interacting with others so closely, we can experience new cultures and philosophies. I am sure that the experiences and contacts gained through this camp will be beneficial in building a peaceful international community in Japan."

(William Andy, Pulp Department)

Community Contribution

Volunteer Supporters for the Tokyo Millenario

The "Tokyo Millenario*" has established itself as a year-end tradition in Tokyo. Since it is to be held near the Marubeni Tokyo Head Office, the Volunteer Promotion Team made a call for volunteers. The employees participated as volunteer supporters to the executive committee. They helped take commemorative photographs of festival goers, and assisted them with directions.



The volunteer staff

Participant's Report



"It was one night in December, and it was so cold that I thought my hands and feet would freeze. At first it was tough, but soon our hearts were warmed by the smiling faces of the crowd and their words of thanks. Although it was the last Millenario, if it is ever resurrected, I would love to stand in that same place as a volunteer again."

(Kazuyo Shinozuka, Forex & Financial Projects Department)

* A light show conducted at Marunouchi, Tokyo, which was started in 1999 as a new festival for Tokyo

Carrying the Omikoshi at the Kanda Matsuri Festival

We participated in the carrying of the omikoshi (portable shrine) at the Kanda Matsuri Festival in May 2005. The aim of our participation is to hand down traditional cultures to future generations, and to contribute to local communities.



Participating in the Kanda Matsuri Festival

Participant's Report



"The path leading up to the Kanda Shrine is steep and narrow. And so the main event of the festival, which is for the huge omikoshi to proceed with high spirits along this route and into the shrine, was a spectacle to behold. Unfortunately I was engulfed in a wave of people en route, and was separated from the omikoshi, so I look forward to the next festival when I can try again.

What was particularly impressive were the torrents of rain that fell suddenly at the end when we had returned to Masakado-zuka. Although I got absolutely drenched, it was amazing, as if it was in celebration of the festival."

(Shuuichi Tsunenari, Marubeni Information Systems)

Clean-Up Activities around Local Communities

The Nagoya Branch has always promoted urban clean-up activities, but in January 2005, a new "Hana-no-Omotenashi" campaign was begun, as part of the urban beautification plan of the regional development committee of the Chubu Association of Corporate Executives. Four times a year, volunteers replant and clean around the flower beds at the Otsu intersection of the Sakura-dori.

At the Osaka Head Office, employees participated in Osaka City's "Clean-up Osaka 2005" event, and tidied up around the office area. The participants were given items produced at NPO Mambo, a workshop for people with intellectual disabilities in Osaka City, and they were introduced to the activities of the NPO and asked for assistance. In addition, at the Kyushu Branch, the 17th clean-up activity program since 1994 was held at Maizuru Park, Fukuoka City.



196 people participated in "Clean-up Osaka 2005"

Participant's Report



The staff from the Administration Department, Nagoya Branch, who promoted the "Hana-no-Omotenashi" campaign. (Naoko Kunieda, front right)

"During our lunch break, we participated in the clean-up activity at a place about ten minutes on foot from the office. First, we picked up litter and pulled out weeds, and then we planted seedlings. Finally we watered them, but since the water supply was some distance from the flower beds, the men carried buckets of water back and forth. I look forward to when the flowers bloom, and passers-by can be calmed by the flowers."

(Naoko Kunieda, Administration Department, Nagoya Branch)

Global Environment

Arakawa Clean Aid

In November 2005, in collaboration with Daiei, Maruetsu, and OMC Card, Marubeni conducted clean up activities along the Arakawa River in the Akigase Park, Saitama City. Once the litter had been collected, and the water quality of the river tested, all of the participants were able to foster closer relationships over lunch.

The motto of the Volunteer Promotion Team is "Be helpful. Have Fun." Many employees from Marubeni, as well as their families and friends, participated in this program.


荒川クリーンエイド
Marubeni Group employees, their families, and even their friends participated

Environmental Education for Elementary and Junior High School Students

During March 25-26, 2006, "the Spring Break Academy for the Global Environment" was held at the Tokyo Fashion Town building, in Odaiba, Tokyo.

This event mostly targets children from elementary schools, during their spring vacation. The purpose of the event is for the children to think about the future of the Earth and their lives. Displayed within the venue is an exhibition that makes it easy for the children to understand environmental issues. The exhibition compares urban and rural Japan and the rest of the world, 100 years ago, with today, and it also has a dinosaur robot. The "Junior Eco Reporters" walked around the exhibition, collecting information in their reporter notebooks. A press club was also set up, where the children could listen to the advice and stories of professional reporters, and write up their reports.

Marubeni helped the children think about environmental problem by organizing a display of fuel cells and a model windmill to explain wind-generated power.

During fiscal 2005, Marubeni again supported the Nationwide Elementary and Junior High School Student Environmental Art Contest, which was organized by the Nationwide Elementary and Junior High School Environmental Education Association, and we awarded the Marubeni Special Prize.


Marubeni's exhibition at the "Spring Break Academy for the Global Environment"

Participation at the Kaya Tree-Planting Festival

Marubeni also participated in the "Banju-no-Mori Kaya Tree-Planting Festival" which was held in August 2005 in Hatajuku, Hakone-machi. This festival to plant kaya (Japanese nutmegs) was planned and run by such organizations as the Mainichi Shimbun, the Nihon Ki-in (Japan Go Association), and the Japan Shogi Association, for the purpose of planting the best kind of kaya trees for making go boards and shogi boards.

In the past, kaya trees used to be found along the Pacific coastlines of Honshu, Shikoku and Kyushu, and it was widely used in construction and for crafts. The annual growth rings of a kaya are very close together, and so it is a very elastic wood. This elasticity plus its unique aroma meant that it was particularly well known as the best wood for making go and shogi boards. However in recent years, due to the effects of indiscriminate logging associated with development, their numbers have decreased enormously.


Scene at the tree-planting

Cultural Support

Loans of the Marubeni Collection

The Marubeni Collection contains as many as 500 Japanese and foreign paintings, and approximately 400 period costumes. Under proper management, the collection will be passed down to the next generation in the best possible condition, and when possible, we will loan pieces to art museums free of charge.

During fiscal 2005, we loaned Koiso Ryohei's "A Paris Judge" to the "Ringo no Bijutsu-ten" exhibition held at the Hiroshima Museum of Art, as well as Yamashita Shintaro's "Image of a Young Woman (Imperial Forest)" to "A Collection of Treasured Famous Artworks" which was held at the Hotel Okura.



Image of a Young Woman (Imperial Forest), Yamashita Shintaro

Support for Executive and Employee Volunteer Activities

Participation in the Chiyoda Volunteer Ticket System

During the summer of 2005, the Chiyoda City Government, which governs the district in which our Tokyo Head Office is located, introduced the Volunteer Ticket System. In this system, social welfare facilities referred by Chiyoda City issue tickets to people who have conducted volunteer activities at that particular facility. The volunteers' employers then donate an amount corresponding to the number of tickets collected to various social welfare facilities.

The merits of this system include the fact that a wide range of eligible facilities are introduced to volunteers, and also that welfare activities which respect the independent initiatives of employees are expanded.

Chiyoda Volunteer Center:
http://www.chiyoda-vc.com/


CHIYODA VOLUNTEER TICKET
ちよだボランティアチケット
"Volunteer" Is Good For You!
ちよだボランティアセンター

Participant's Report



"Our program is supported by workers participating in activities. In our society at present, there is little appreciation for volunteer activities. So I would like to express my thanks again to the very enthusiastic Marubeni for participating in this system. We will continue to strive to make this system still more appealing."

(Minoru Umezawa, Director, Chiyoda Volunteer Center)

Other Activities

Company Visits by Students

Marubeni invites high school students on company tours to learn about the business and role of trading companies.

In fiscal 2005, 53 students from seven schools, including Hiroshima Prefectural Kamo Senior High School and Tokyo Metropolitan Harumi Sogo Senior High School, visited our Tokyo Head Office. Using videos and other media, students were introduced to Marubeni's long history and the wide spectrum of activities conducted by trading companies throughout the world. We believe that students, who are stakeholders of the future, learning about the activities of Marubeni, is another important social contribution activity.



High school students listening to an explanation on the activities of trading companies

Basic Policies on Environmental Activities

As a general trading company, Marubeni develops and offers a variety of goods and services, and invests and does business in many countries around the world. We place a high priority on environmental concerns, and we have maximized our efforts to reduce the environmental impact of our business activities. We also promote pro-environmental businesses to create a sustainable society.

Our Efforts for the Environment as a Trading Company

Marubeni has businesses in a variety of fields related to the environment, and because a trading company's business is global by nature, the range of industries in which we are involved is also vast, and our impact on the environment is broad. In 1990, we created the Committee on Global Environmental Preservation (chaired by Fumihiko Wada, Corporate Senior Vice President) to work towards reducing our environmental impact, and to perform environmental evaluations of new proposals for development projects, investments and loans.

In April, 2004, the Environmental Business Promotion Committee (also chaired by Fumihiko Wada) was established to create new environmental business models, and create a division committee for each type of business to promote the discovery and advancement of new ideas that will contribute to the environment.

The entire Marubeni Group will continue to strengthen and develop these pro-environmental activities to achieve our goal of creating a sustainable society.

The Marubeni Group Environment Policy

Basic Philosophy

The Marubeni Group, aware of its responsibility as a good corporate citizen, will do our utmost to preserve the environmental well-being of the Earth, while striving for the harmony and prosperity of human society.

Basic Policy

Considering the global nature and diversified business activities of the Marubeni Group, basic policy in connection with global environmental preservation related to Marubeni Group's activities shall be established as follows:

1. While undertaking business activities, environmental impacts will always be considered and efforts to reduce environmental risks, protect the environment and prevent pollution will be made.
   (1) International environmental guidelines and environmental laws and regulations related to the country concerned and local self-governing body, etc. will be observed.
   (2) At the time new investment and business is commenced and new equipment introduced, the reduction of environmental impacts will be considered. This will be especially true for resource development projects where the preservation of the natural ecosystem and regional environment will be given great consideration and care.
   (3) In daily office work, green procurement, energy savings, resource savings, reduction of waste and improvement of business efficiency will be carried out.
   (4) Efforts to create goods, services, and social systems related to protection and/or improvement of the environment will be made.
2. In line with the spirit of this Environmental Policy, efforts toward and continuous improvement of the environmental management system of the Marubeni Group shall be made.
3. All directors and employees shall be notified of this Environmental Policy and this Environmental Policy will also be made available to the public.



Environmental Management System

The Marubeni Group has introduced an environmental management system based on ISO14001 as a tool to help all of our employees deal with environmental issues with a common understanding of the EMS.

The Environmental Management System uses a PDCA (Plan-Do-Check-Action) cycle that consists of planning, implementation, inspection, and management review, which cycles back into further planning and implementation. Using this process allows the system to be continually improved, and lead to progress in dealing with environmental issues.


STEP 3 Check
EMS units evaluate the results of implementation through auditing and self-inspection.
STEP 4 Action
Utilizing the results of the 'Check' stage, changes and improvements to the environmental management system are made to enhance efforts to protect the environment.
STEP 1 Plan
As required by the Environmental Policy, each EMS unit formulates environmental objectives, targets, and programs, and rechecks relevant environmental laws, taking into consideration its environmental effects.
STEP 2 Do
EMS units implement the EMS to achieve objectives and targets formulated.

● Five Environmental Objectives

The Marubeni Group's Environmental Management System pursues the following five objectives according to the Marubeni Group Environment Policy, in order to help conserve the environment and reduce our environmental impact.

- Thorough implementation of environmental considerations when promoting projects
- Expansion of initiatives with vendors who take the environment into consideration
- Promotion of related subsidiaries' environmental consideration
- Promotion of environmental business
- Implementation of energy and resource conservation, and waste reduction

● Organization for the Implementation of the Environmental Management System

Marubeni operates an environmental management system under the organization shown here. Marubeni Group subsidiaries that have adopted the environmental management system have constructed similar systems fitted to their own needs.


Divisions / Branch Companies and Offices
Division Environmental Management Representative
Environmental Officer
Division Environmental Officer
Top Management
Director of Environmental Affairs
General Manager of Environmental Affairs
Branch Company / Office Environmental Management Representative
Environmental Officer
Committee on Global Environmental Preservation
Global Environmental Section
Branch Company / Office Environmental Officer

● Status of ISO14001 Certification

In 1998, Marubeni's machinery division and chemicals division led the company in receiving ISO14001 certification, and by 1999 all of Marubeni's divisions were certified. Since then, our overseas and other subsidiaries have been certified as needed, resulting in a total of 53 companies currently certified.

Marubeni Corporation
Head office, and domestic branch companies and offices

Overseas Subsidiaries
P.T. Marubeni Indonesia, Pte. Ltd.
Marubeni Singapore Pte, Ltd.
Marubeni Thailand Co., Ltd.
Marubeni Taiwan Co., Ltd.
Marubeni Hong Kong & South China Limited

Domestic Consolidated Subsidiaries
Arista Kiso Co., Ltd.
Marubeni-Itochu Steel Inc.
Well Corporation
Kyoto Marubeni Co., Ltd.
Koa Kogyo Co., Ltd.
CyberLogistics Corporation
Fukuyama Paper Co., Ltd.
Benny Toyama Corporation
Marubeni Intex Co., Ltd.
Marubeni Infotec Corporation
Marubeni Ennex Corporation
Marubeni Pulp & Pulp Sales Co., Ltd.
Marubeni Chemix Corporation
Marubeni Service Corporation
Marubeni CLS Corporation
Marubeni Safenet Co., Ltd.
Marubeni Textile Business Support, Ltd.
Marubeni Solutions Corporation
Marubeni Techno-Systems Corp.
Marubeni Tekmatex Corporation
Marubeni Tex Co., Ltd.
Marubeni Tetsugen Co., Ltd.
Marubeni Telecom Co., Ltd.
Marubeni Power Systems Corporation
Marubeni Fashion Planning Corporation
Marubeni Fashion Link, Limited
Marubeni Logistics Corporation
Marubeni Plax Corporation
Marubeni Protechs Corporation
Marubeni Paper Recycle Co., Ltd.
Marubeni Mates Ltd.
Marubeni Vehicle Corporation
Yamaboshiya Co., Ltd.

Overseas Subsidiaries
Shanghai Asahi Glass Electronic Co., Ltd.
CMK Electronic (Wuxi) Co., Ltd.
Cariboo Pulp & Paper Company
Daishowa-Marubeni International Ltd.
Dampier Salt Limited
Marubeni Textile Asia Ltd.
P.T.TANJUNGENIM LESTARI PULP AND PAPER
PASSPORT FASHION COMPANY LIMITED
Thai Cold Rolled Steel Sheet Public Company Ltd.
Thaimac STR Company Limited
Unipres Mexicana S.A. de C.V.
WACAP Treefarms Pty Ltd.
WA Chip & Pulp Co Pty Ltd.
WA Plantation Resources Pty., Ltd.

Results of Initiatives for the Environment

Through our efforts to meet the five objectives for the environment, the Marubeni Group has reduced our environmental impact while lowering social and environmental risks. We have implemented environmentally-friendly business activities to achieve our environmental aims.

Establishing Our Environmental Objectives


Do
Plan
Check
Action

At the beginning of the term, each division of Marubeni uses an 'Environmental Plan Sheet' to set targets for the following: environmental risks particular to their business activities, environmental contribution activities, corporate business management, and energy and resource saving and waste reduction.

Taking the Environment into Consideration in Project Development


Do
Plan
Check
Action

For new development projects, or investment in and lending to new businesses, Marubeni conducts a multi-level preliminary check based on the 'Environmental Projects Evaluation Sheet.' This form evaluates environmental impact and compliance with environmental laws, and it serves as a source of information for persons with decision making authority. For cases deemed to be of high risk and in need of further evaluation and measures, the system requires a follow-up report be made to the General Manager of Environmental Affairs.

In fiscal 2005, a total of 486 projects in real estate, investment, lending, and securities were evaluated under this system. The diagram (right) shows the number of projects evaluated for potential environmental risk.

	2001	2002	2003	2004	2005
Atmospheric Pollution	47	44	31	62	111
Water Pollution	62	61	56	84	139
Noise Pollution	75	47	39	77	180
Vibration	47	19	14	42	163
Odour	17	8	11	15	49
Land Subsidence	11	6	0	1	6
Soil Pollution	120	87	81	97	161
Issues for Residents	8	38	51	59	118
Waste Disposal	122	94	114	135	205
Hazardous Substances Handling and Storage	19	32	18	14	61
Emergency Prevention and Countermeasures	27	62	68	90	155
Vehicle Transportation	7	8	18	10	89
Ecosystem	10	5	21	17	44
Total	572	511	522	703	1,481

(Total numbers do not correspond to the number of cases evaluated because cases may fit in none of the above categories, or in several.)

Environmental
Projects Evaluation


Proposing Individual
Primary Evaluation
Division Environmental
Management Representative
Secondary Evaluation
General Manager of
Environmental Affairs
Tertiary Evaluation
Distributed to Decision Makers
as Information Source

Expansion of Initiatives with Environmentally-Friendly Vendors


Do
Plan
Check
Action

Marubeni is working to gain the understanding and co-operation of our main vendors and contractors regarding our environmental conservation activities in accordance with the Marubeni Group Environment Policy. By checking the status of ISO14001 certification, emergency prevention, and environmental management systems, we are working with our vendors to reduce the environmental impact of our business activities.

Promotion of Consideration for the Environment Among Subsidiaries


Do
Plan
Check
Action

We are working to improve environmental awareness among our subsidiaries by familiarizing them with the Marubeni Group Environment Policy, requiring compliance with environmental laws and creation of emergency plans, and supporting their implementation of environmental management systems.

Implementation of Saving Energy and Resources, and Reducing Waste


Do
Plan
Check
Action

Marubeni is contributing to the conservation of the environment and reducing our environmental impact by cutting energy and resource use, and the amount of waste we produce.

This section shows the results of our energy, resource, and waste reduction efforts by year. We require employees to shut off power during lunch and when leaving, and to turn off computers and other office equipment when they are not being used.

We also sort and recycle cans, bottles, paper cups, recycled paper, newspapers and magazines, and other goods. We use office supplies which are environmentally friendly, such as "Green Products".


Electricity Used
(1000 kWh)
2002 2003 2004 2005
2,067 1,964 1,969 1,842
19,041 18,646 18,796 18,158
Water Used
(m^3)
11,421 10,261 10,530 9,609
154,761 150,605 155,881 150,442
Paper Purchased <equivalent sheets of A4 paper>
(thousands of sheets)
3,260 3,442 3,111 3,022
38,585 39,589 42,210 43,861
Amount of Waste Discharged
(tons)
56 49 46 44
1,055 963 966 965
Recycling Rate
(%)
56.8 62.6 60.6 60.8
Amount of Carbon Dioxide Discharged
(tons of carbon)
738 701 703 658
6,158 6,016 6,047 5,826
Green Product Purchase Rate
(%)
48.8 52.2 57.3 70.3
Green Product Purchase Volume
(thousands of yen)
46,988 49,013 49,513 61,437
Tokyo/Osaka Head Offices
Branch Companies (Hokkaido, Nagoya and Kyushu)/ Branch Offices (Shizuoka)
(For the Tokyo/Osaka head offices and Nagoya branch, electricity, water and waste are listed as values for entire buildings)

Promotion of Environmental Business


Do
Plan
Check
Action

For information on the status of our environmental businesses, please see pages 51 - 55 of this report.

Verification of Initiatives for the Environment

At Marubeni, we verify our environmental initiatives annually, and are always evaluating their suitability. We also use these evaluations in employee education and training to continually reduce the environmental impact associated with our business activities.

Education and Training


Do
Plan
Chec
Action

The Marubeni Group believes that continuous employee education about the environment is highly important, and therefore we conduct the following education and training programs.

General Education



● Environmental e-Learning Training Program

In fiscal 2004, we introduced an e-Learning training program that utilizes our computer systems. This program is designed for executives and employees to deepen their understanding of the environment, covering topics from general environmental problems to the influence our business activities may have on the environment. In 2005, the training content was expanded to include a larger number of subsidiaries. The rate of attendance for this program is 97.8% (as of March, 2006.)

● New Employee Training Program

We have continued offering our New Employee Training Program, and in 2005 76 new recruits have participated in the course.

Specialized Education for the Environmental Management System

● Environmental Officer Training Program

The Environmental Officer Training Program is offered at the beginning of each term to Environmental Officers in each division. The program covers practical aspects of the Environmental Management System, introducing concrete examples of goals and work at each stage of the PDCA cycle, to make the system more effective. 66 people were trained in 2005.

● Internal Environmental Auditors' Training

The Internal Environmental Auditors' Training program is given by an external training organization to help develop auditors in charge of internal environmental audits at subsidiaries. In 2005, training was held twice, with a total of 59 individuals becoming certified as Internal Environmental Auditors.

● ISO Environmental Assessor Training

Employees of the Global Environmental Section, Division Environmental Officers, and others required to take leading roles in the implementation and operation of the Environmental Management System require a high level of specialized knowledge. These employees receive Environmental Assessor Training offered by external training organizations.

Self-Inspection and Auditing


Do
Plan
Check
Action

Self Inspection of the Status of Implementation

Under the Marubeni Group's Environmental Management System, each section devises a plan for environmental conservation at the beginning of the term, and performs a self-inspection of the status of its implementation twice annually.

Auditing

The Marubeni Group's Director of Environmental Affairs appoints auditors who annually perform "Corporate Environmental Audits" for Marubeni headoffices, branches and overseas corporate subsidiaries, and "Subsidiary Environmental Audits" for related subsidiary companies. For subsidiaries that have acquired ISO14001 certification, the relevant internal environmental auditing is performed once per year. We also undergo semi-annual assessment by Lloyd's Register Quality Assurance Limited (LRQA), an ISO14001 certification and registration organization.

In fiscal 2005, the Environmental Management System was operated, implemented, and maintained without major issues under all of the aforementioned inspections, audits, and assessments.


Inspection of the Status of Implementation
(Self-Inspection)
Internal Environmental Audit
● Corporate Environmental Audit
● Subsidiary Environmental Audit
● Internal Environmental Audit by Subsidiary Companies
Assessment by External Organizations
Assessment by LRQA

Environment-Related Verification of Business Operation


Do
Plan
Check
Action

Organizations within the Marubeni Group that are not ISO14001 certified undergo an environment-related verification of business operations once per year. This consists of a self-inspection of areas including the environmental impact of their business operations, applicable environmental laws and regulations, preparation for emergency situations, and presence of environmental issues. The aim of these evaluations is to reduce the overall environmental impact of the Marubeni Group. The 2005 verification showed no major environmental issues.

Status of Compliance with Environmental Laws and Regulations


Do
Plan
Check
Action

Each section of Marubeni performs periodic reviews of applicable laws and regulations, as part of our environmental initiatives.

Beginning with the payment of re-commercialization contract fees to the Japan Containers and Packaging Recycling Association under the Containers and Packaging Recycling Law, and other waste processing efforts, the Marubeni Group's business activities comply with relevant environmental laws.

In 2005, there were no incidents of violation of environmental laws and regulations by the Marubeni Group.

2005 Management Review


Do
Plan
Check
Action

In 2005, the Marubeni Group's Environmental Management System (EMS) was operated appropriately, and progress was made in establishing it at each EMS unit.

In the 2004 Management Review, the expansion of environmental education to a greater number of employees for smoother operation of the Environmental Management System and greater awareness of environmental conservation was cited as an area in need of improvement. It was confirmed that the e-Learning program has addressed this issue.

● 2006 Action Assignment

The following tasks have been presented to us for our continued efforts in 2006.

- To operate an effective environmental management system that conforms to the environmental risks of each EMS unit.
- To establish goals for the Marubeni Group for measures on global warming, and work toward their implementation.
- To further develop our environmental education programs to raise the environmental consciousness of the Marubeni Group.

Special Feature 5

Launch of the Emissions Credit Business to Reduce Greenhouse Gases

The Kyoto Protocol came into effect in February 2005, and full-fledged efforts have been started by developed nations to reduce their emissions of greenhouse gases. One movement for reducing these gases is the 'Emissions Credit Business.' This section introduces Marubeni's emissions credit business, which draws on our strengths as a general trading company.

How the emissions credit business contributes to the global environment

What is the emissions credit business?

'Emissions credit business' is not a very familiar term. But in the near future, there is no doubt that it will become a key phrase associated with the environment.

Emissions credit refer to the right to emit six types of greenhouse gases (GHGs), such as carbon dioxide. The Kyoto Protocol, which limits the GHG emissions of developed countries, came into effect in February 2005. Its signatories are required to keep their GHG emissions within certain limits. Japan is required to reduce GHG emissions by 6% below its 1990 level between 2008 and 2012.

Key features of the Kyoto Protocol are its establishment of reduction goals for developed countries, and its use of market principles for meeting these goals through the 'Kyoto Mechanisms.' That is, nations that exceed their reduction goals can sell their excess emissions credit. Developing countries, for which reductions have not had obligations, can sell credits produced through various projects.

There are three tools under the Kyoto Mechanisms: Emissions Trading (ET), Clean Development Mechanism (CDM), and Joint Implementation (JI) (see the diagram at the top of the next page.) EU countries have established domestic emission goals for individual companies, and began the emissions trading scheme in 2005. This scheme, EU-ETS, is one of emissions credit businesses.

Japan's Emissions Reduction Goals

Japan must reduce its emissions by 173 million tons per year. The government has announced that the emissions rights business will be used to reduce the country's emissions by 20 million tons. However it has been estimated that reductions through emissions credit may actually range from 80 to 100 million tons per year for several reasons. One is that Japan has already made significant progress in saving energy, leaving little room for major improvement. Also, Japanese economy's recovery will

Global Carbon Dioxide Emissions
- Proportion by Country - (2002)


United States 23.9%
Other 29.7%
Australia 1.4%
France 1.6%
Mexico 1.6%
Italy 1.8%
South Korea 1.9%
Canada 2.1%
United Kingdom 2.3%
Germany 3.5%
India 4.4%
Japan 4.9%
Russia 6.4%
China14.5%
Approximately 24 billion tons
Equivalent to carbon dioxide (CO_2)
2002

Source: EDMC / Handbook of Energy and Economic Statistics, 2005

From the homepage of the Japan Center for Climate Change Actions (http://www.jccca.org/)

The Kyoto Mechanisms


Emissions Trading (ET*)
(Article 17 of the Kyoto Protocol)
A system for developed countries to buy and sell emissions units to achieve reduction goals.
* Capital used for environmental measures is referred to as the Green Investment Scheme (GIS).
Developed Country A
Developed Country B
Capital
Surplus emission reduction
Assigned Amount Units (AAUs), etc.
*Emissions Trading
Clean Development Mechanism (CDM*)
(Article 12 of the Kyoto Protocol)
A system in which the emissions reduction resulting from a joint project between a developed country and a developing country is credited to the investing country.
Developed Country A
Developing Country B
Capital
Technology
Joint Reduction Project
Reduction
Certified Emission Reductions (CER)
*Clean Development Mechanism
Joint Implementation (JI*)
(Article 6 of the Kyoto Protocol)
A system in which developed countries partner in a project, and the resulting reduction is credited to the investing country.
Developed Country A
Developed Country B
Capital
Technology
Joint Reduction Project
Reduction
Emission Reduction Unit (ERU)
*Joint Implementation

Source: Data of the 8th Market Mechanisms Sub-Committee, Environment Committee, Industrial Structure Council, Ministry of Economy, Trade, and Industry

increase the level of emissions produced by manufacturing and transportation sectors.

The Japanese government has not currently set emissions limits for individual companies, but in the EU, companies are given individual emissions reduction goals, and face penalties for failing to meet them. Japan, so far, relys on Keidanren (Japan Federation of Economic Organizations), who pushes few sectors to reduce emissions voluntarily. The result of it will be a reduction of only 2.6%. However when the Kyoto Protocol will start practically in 2008, it is anticipated that Japan may adopt policy changes towards compliance with own obligation. The emission credit business becomes increasingly important.

The Marubeni Group's Initiatives

Marubeni created the "Emissions Credit Business Team" under the Business Incubation Department to focus on the emissions credit business and to contribute for obtaining emissions credits from all over the world and delivering credits to companies who need them. The Main activities of the Emission Credit Business Team are:

1. To buy and sell emissions credits
2. To develop CDM and JI projects
3. To provide information of emissions credit, market and projects and to support by consulting emissions business

The Current Situation of the CO_2 Emissions in Japan

The Domestic Situation and Issues

Japan's emissions of greenhouse gases in 2004: 7.4 % above the 1990 level

1990: 1,236,600,000 t-CO_2e

2004: 1,329,000,000 t-CO_2e

However···

Japan's Reduction Target: 6% below 1990 levels


Emissions in 2004 exceeds more than 92 million t-CO2e than 1990 level.
Emissions to be reduced between 2008-2012; i.e. more than 74 million t-CO2e.
* t-CO2e = tonnes of CO2 equivalent
Issues for Japan (As of June 2006)
• No distribution of emissions reductions by company, or facility
• No penalty system
• No trading market for emissions credit comparable to Europe
7.47%
▲6.0%
(Expected)
2008 -2012
2004
1990

Wind Power Generation Project in South Korea

Clean Energy from Wind Power



Marubeni has been develping CDM and JI projects in China, South Korea, Indonesia, Russia and so forth. The emissions credit business is a way to trade CO_2 emissions reductions as credits, which are issued by the Executive Board of the United Nations Framework Convention on Climate Change (UNFCCC).

Among Marubeni's projects, the UNFCCC has certified our HFC-23 Decomposition project in Quzhou City of China, and our Wind Power Generation projects in Gangwon and in Youngduk of South Korea as the CDM projects. In the Gangwon project, which is the first wind power generation project as a Japanese trading company, Marubeni invested in a wind power subsidiary, and sought recognition of it as a CDM project. Construction is underway, and operation is scheduled to begin in November 2006.

Toshiyuki Araki (pictured right), the Team Leader of the Emissions Credit Business Team, explains: "The Wind power projects have been seen as sound environmental and as a result the emissions credits from them are very popular among customers. A HFC-23 Decomposition project brings the image of generating credits through the destruction of harmful greenhouse gases that we have until now discharged excessively."


Panmunjom
GYEONGGI-DO
CHUNGCHEONGNAM-DO
JEOLLABUK-DO
JEOLLANAM-DO
REPUBLIC OF KOREA
大韓民国
JEJU-DO
Tsushima
100km
観光特区
Special Tourism Zone

In the case of emissions credit trading, customers can know what kind of emissions credit they have purchased. This is one of the reasons that credits from the wind power is popular, and there are many customers for wind power-generated emissions credit.

"Among the Global Warming Potential (GWP), CO_2 is 1 and HFCs counts 11,700. That is a reason why CO_2-reducing wind power projects have a strong image as clean," points out Mika Meiwa, Assistant Manager of the Emissions Credit Business Team.



Toshiyuki Araki

GWP indicates that the six each Greenhouse Gas can be compared to CO_2 and counted as credits. For example, the greenhouse effect produced by methane gas is 21 times greater than that of CO_2. Therefore, a reduction of methane gas by 10,000 tons results in a credit of 210,000 tons of CO_2. N_2O's GWP is 310, while HFCs' is 11,700. Wind power reduces CO_2, which has a co-efficient of 1. This means that although its image is very clean, it has low efficiency as a generator of credits.

Marubeni will continue to develop wind power in China and South Korea.

Marubeni's Future Emissions Credit Business

In 2005, Marubeni signed an Emissions Credit purchase agreement for 500,000 tons annually with Icecap Ltd., of the UK, to begin in 2008. ICECAP is a CDM project development company with operations in London, South Africa, India, and China, and is involved in over 100 projects all over the world.

Under this agreement, Marubeni will purchase emissions credit, and also take control of one of Icecap's CDM projects to directly acquire emissions credit. In addition, Marubeni will jointly develop large-scale CDM projects with Icecap to increase the efficiency of emissions credit generation and project development, and obtain a greater quantity of emissions credit.

"Among Japanese trading companies, Marubeni has the largest wind power facilities. We also have many other renewable energy projects of water and geothermal power. We are able to develop CDM/JI projects for generating credits as well as consulting risk management. As a trading company, we are able to function as an organizer." (Ms. Meiwa, pictured left)



Mika Meiwa

In April 2006, the New Technology & Renewable Energy Department launched to focus on the development of domestic and international wind power projects. By 2008, our goal is to produce 500 MW of wind power in Asia, and 1000 MW in North America, with the equivalent emissions credits. Marubeni has also created the Green Project Team in order to focus on Asia and Russia.

The CDM Project Process for Obtaining Emissions Credit


Project FS Implementation
Project PDD Creation
Approval by Host Country
Approval by Japan
Consideration by UN CDM Executive Board
Approval of Method
NO
YES
Plan Correction
Project Implementation/ Construction
Project Operation/ Reduction Measurement
UN CDM Executive Board Certification
CER Issuance
Transfer to Operator's Account
PDD: Project Design Document
CDM: Clean Development Mechanism
CER: Certified Emission Reductions

These initiatives are connected to the emissions credit business, and also contribute to fundamental solutions to the energy problem. Europe is looking ahead 20 and 30 years to natural energy sources such as solar and wind, while developing renewable energy such as fuel cells.

Marubeni believes that it is necessary to combine many new technologies and approaches to reduce CO_2 by 100 million tons a year and prevent climate change.

From the Officer in Charge

Securing emissions credit to achieve Japan's reduction goals.

I have been a part of the Emissions Credit Business Team since its formation. At the beginning, I had doubts about whether our work would actually connect to business. Even knowing that working in consideration of the environment is a noble task, I only knew environmental business as something that costs money.

However, conditions changed when Russia ratified the Kyoto Protocol and it came into effect. What was good for the environment also became good for business. Environmental business suddenly became an attractive market, but we do not see it as just a chance to gain profit.

In Japan, the trading system for emissions credit is still not in place; it is easier to sell the credit we get in China and South Korea to the EU. But at Marubeni, we have only sold to companies in Japan. By doing so, we feel that we are contributing to Japan's reduction goals, and to the country as well.



Toshiyuki Araki, Emissions Credit Business Team Leader, Business Incubation Department

Reducing Environmental Impact Through Marubeni's Environmental Businesses

The key to creating a sustainable society is the circulation of resources, products, and energy. In our businesses, Marubeni has many opportunities to address issues relating to the environment, and Marubeni aims to contribute to the realization of a sustainable society.

Promotion of Environmental Businesses

For a long time, Marubeni has been involved in a range of businesses related to the environment, such as recycling and new sources of energy. These businesses help reduce energy consumption and the material load placed on the environment, create new environmentally friendly products, and develop clean sources of energy that produce fewer toxic wastes and emit less carbon dioxide. To further promote these environmental businesses, Marubeni established the Environmental Business Promotion Committee in April 2004. This commitee is responsible for creating sub-committees for each business type to create new environmental business models, and work to advance the discovery and development of environmentally friendly projects.

The Marubeni Group will continue to promote these kinds of activities, and work toward the creation of a sustainable society.

The Relationship Between Marubeni and the Environment


Re-use of Resources
Reduction of Environmental Impact
Cleaning
Recycling, Waste Reuse Businesses
CO2 Reduction Through Reforestation
Company/People
Development of Environmentally Friendly Products
Development of Clean, Environmentally Sustainable Energy
CO2
Prevention of Global Warming
Waste

Promotion of Environmental Businesses

Some examples of Marubeni's environmental businesses

Certification of Fuel Cell Business for Sewage Treatment

Fuel cells are a power generation technology that uses hydrogen and oxygen from the air in a reaction to produce electricity and water. In sewage treatment plants, biomass power generation using the available methane can result in large CO_2 reductions. Together with its economic merits, this technology is gaining attention as a new source of energy for the 21st century. Fuel Cell Japan Co., Ltd., wholly funded by Marubeni, has imported, sold, and maintained fuel cells, and is now working to produce fuel cells in Japan through the construction of a production facility.

In 2005, the Japan Institute of Wastewater Engineering Technology, a public service corporation under the Ministry of Land Infrastructure and Transport, approved the use of fuel cells in sewage treatment facilities. This will allow the generation of power through waste gas fuel cells in public infrastructure. Several projects are already under consideration. Three more systems have been supplied to POSCO of South Korea, and are in operation at POSCO's Pohang factory, Korea University Hospital, and Seoul Sewage Treatment Plant.



A waste gas power generation facility using fuel cells. At right is the technology assessment certificate.

From the Officer in Charge | Tokio Mizuta | Fuel Cell Japan Co., Ltd.

The increase of greenhouse gases such as CO_2 has been implicated in major disruptions such as the warming of the planet, the rise of sea levels, and changes to ecosystems. Compared to other power generation technologies, fuel cells are very efficient, reducing fuel consumption, and leading to lower CO_2 production. They emit almost no particulates or NOx, which can cause air pollution. We are proud to be able to work for the conservation of the global environment through the fuel cell business.

Participating in Planning Wood Bioethanol Production



A bioethanol plant under construction, due to be completed in December 2006

One important technology for meeting Japan's Kyoto Accord obligations is biomass ethanol. Biomass ethanol uses organic material that has absorbed CO_2 from the atmosphere as its raw material, and is therefore 'carbon neutral,' not causing a net increase in atmospheric CO_2. If biomass ethanol can be used as a fuel for automobiles, CO_2 emissions could be greatly reduced.

Marubeni has received approval to use genetically modified microbes that are capable of breaking down KO11 wood into ethanol in Asia. KO11 is normally very difficult to ferment. Using this technology, Marubeni established Bioethanol Japan Kansai in a joint investment with Daiei Inter Nature System, Inc., Taisei Corporation, and others. The company will use waste wood from construction to produce ethanol for fuel. A plant is under construction in Sakai City, Osaka, and will be completed in December 2006. Marubeni is also involved in a bioethanol project using sugar cane in Thailand run by the New Energy and Industrial Technology Development Organization (NEDO).

Privacy-Mark Approved Confidential Document Collection Business


Privacy-Mark License Certificate

Among the many different kinds of recycling activities, paper recycling is very important for the protection of forest resources. However, recycling confidential documents and other internal papers has been difficult.

Well Corporation, of which Marubeni Paper Recycle Co., Ltd. is the shareholder, collects confidential documents in special boxes, shreds them using the newest processing equipment, and recycles them into paper. The shredded paper is pressed and immediately processed by the Marubeni Group's paper producer, Koa Kogyo, under the highest security.

Well Corporation was ISO14001-certified in fiscal 2004, and was also certified under the Privacy Mark in 2005. The Privacy Mark is a certification system for the handling of personal information managed by the Japan Information Processing Development Corporation. Certification is given based on the level of compliance with requirements regarding the management of personal information. Companies that are certified under both ISO14001 and the Privacy Mark are very rare in the industry.

Marubeni will continue to work to reduce environmental impact by properly recycling confidential documents.


The collected confidential documents are transported to a security zone monitored by guard 24 hours a day. Remote surveillance cameras prevent leaks.
Collection of confidential documents
Confidential Document Processing Course
Sales of Recycled Products
Paper Production
A confidentiality agreement is made in advance, and confidential documents are collected in a special box.
Ordinary Waste Paper Processing Course
Collection of ordinary waste paper
A special collection vehicle collects newspapers, magazines, copy paper, and other waste paper at offices.
Transport to yard/ Management
Pulp Factory
Complete dissolution within 36 hours of pressing
Press
A complete security system is in place to protect confidential documents from collection to shredding, pressing and transport.
Shredding
Pressing/Transport
Using the newest shredding equipment, confidential documents are made unreconstructable. Shredding preserves the paper fiber, allowing a high rate of recycling, and zero emissions.
The finely shredded paper is pressed, and processed into bales. The paper is dissolved within 36 hours of pressing, and all confidential information is destroyed.

Promotion of Afforestation Overseas

Marubeni is currently pursuing afforestation businesses at six locations around the world (2 in Australia, 2 in China, New Zealand, and Indonesia.) The total planned area to be afforested is approximately 300,000 hectares, or 1.4 times the area of Tokyo.

Afforestation is the repetition of growing seedlings, planting, harvesting, and re-forestation. The harvested trees are sold as raw material for paper, but the amount harvested is limited to what can be regrown, allowing sustainable forest management.


A managed forest area

Forests also absorb CO_2, which causes global warming. Forests contribute to environmental protection from the perspective of climate change.

At our Indonesian afforestation subsidiary (MHP), we are co-operating with the "Contributing to the Environment and Sustainability through the Co-existence of the Ecology and the Economy in Large-Scale Industrial Forestry" research project run by the Research Institute for a Sustainable Humanosphere based at Kyoto University.

The 3R Chairman's Award Given to the Uniform Rental Subsidiary

Fashion is important for apparel products, and it is ordinarily thought that creating and selling apparel suitable for recycling is difficult.

Marubeni's Utility Apparel Department and Marubeni Mates, Ltd. focuses on company uniforms. Daily hiring and employee changes mean constant uniform distribution and collection. A unified system for uniform management was created that reduces unnecessary purchases, and effectively reuses existing assets. The fabric used in the uniforms is made from recycled materials, and when they are finally disposed of, the uniforms can be recycled into an iron oxide reduction agent used in the iron-making process.

These activities were awarded the 3R Promotion Committee Chairperson's Prize under the "3R (Reduce-Reuse-Recycle) Promotion Merit Recognition Program." This program is supported by eight government agencies, including the Cabinet Office, the Ministry of Economy, Trade and Industry, to reward individuals and companies who are contributing to 3R in order to promote it among citizens.

This award was given in recognition of the pioneering and unique social contribution of the full life-cycle approach to the uniform business that this project embodied.




平成17年度 リデュース・リユース・リサイクル推進功労者等表彰式

(Top) Uniforms being recycled.
(Bottom) The 3R Promotion Committee Chairperson's Award Ceremony

Launch of Stirling Engine Testing

For three years, Marubeni has been working with Chubu Electric Power, Co., Ltd. to domestically introduce the Stirling engine. In September 2005, we began evaluative testing of a Stirling engine produced by STM Power of the US, based on the testing and approval of the Ministry of Economy, Trade, and Industry.

Compared to existing engines, which use the internal heat produced by explosions in cylinders, Stirling engines use external heating and cooling to move pistons. Their theoretical efficiency is high, and they produce low levels of vibration and noise. However, the engines present many development issues, and to date there have been almost no examples of success.

STM Power's Stirling engine is able to produce electricity from the waste heat of motors and furnaces, which until now could only be recovered as hot water or steam. It can also use biomass fuels, such as thinned wood and agricultural waste, in small-scale distributed electricity generation.

Developing Stirling engines as a small, distributed form of power generation that uses biomass will be a major contribution to reducing CO_2 emissions that cause global warming. Biomass fuel itself is recognized under the Renewables Portfolio Standard Law (RPS Law) as a renewable energy source that further contributes to CO_2 reduction.

Basic Concept of Renewable Energy Using Biomass


CO2
Electricity/Heat
Carbon Cycle
Thinned Wood
Biomass (Carbon Compounds)
Sawdust
Stirling Engine
Lumber Mill
Husks and Other Agricultural Wastes
*Carbon is cycled, resulting in no increase in atmospheric CO2.

Expanding Domestic Wind Power

Wind power is increasingly prominent as a clean, renewable, environmentally friendly source of energy.

Marubeni used development know-how accumulated domestically and internationally in the construction and operation of the Shimamaki Wind Farm in the village of Shimamaki, Hokkaido, in 2000. This was followed by the Sarakitomanai Wind Farm (Wakkanai, Hokkaido) in 2001, the Minami Oosumi Wind Farm, Nejime Power Generation Facility (Kagoshima) and the Youkihi-no-Sato Wind Farm (Yamaguchi) in 2003, and the Minami Oosumi Wind Farm, Sata Power Generation Facility (Kagoshima) in 2004.

In 2006, the Misaki Wind Park in Ikata, Ehime, is scheduled to open.

These projects receive the New Energy Subsidy from the Ministry of Economy, Trade, and Industry for their originality and wide applicability. Overseas, Marubeni has wind power operations in Spain and South Korea. Our South Korean Ganwon Wind Power Project has earned UN-certified emissions rights.



Shimamaki Wind Farm

Contributing to Reducing Electricity Consumption Through an Electricity Measuring Service

In April 2006, the Law Regarding the Rationalization of Energy Use was revised, increasing the pressure for stronger energy-saving measures. This means that for a factory, in which greater production leads to higher energy consumption, it is important to categorize and eliminate wasteful usage, prior to placing limits on energy use.

Marubeni Network Systems sells a categorization and measurement system for electricity consumption developed by Cimx Corporation. This system measures the consumption of each piece of electrical equipment in a factory, allowing differentiation between useful and wasteful consumption.

Consumption is categorized by first performing electrical measurements on individual pieces of equipment. The manufacturing equipment usage is divided into operating, stand-by, and stopped states, and the electricity consumption during the stand-by state is measured. For other equipment, off-hours consumption is metered.

In addition to energy reduction, this system can also contribute to increased productivity through the feedback of employees. Cimx was given the Resource and Energy Secretary's Award for this system.

As the law is revised, the market for electricity consumption measurement systems will also expand. We believe that selling this system contributes to the reduction of electricity usage.


Changes in the Stand-by Electricity Consumption of Manufacturing Equipment
Stand-by Power Consumption (kWh/month)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
Electrical Discharge Processing
Machining
Compressors
Wire Cutting
17,170
Baseline Month
13,008
10,886
10,152
7,791
10,151
8,025
9,642
8,047
8,321
6,664
6,974
6,954
Annual reduction in stand-by consumption of 48.3% compared to baseline
60% reduction
January
April
May
June
July
August
September
October
November
December
January
February
March

Environmental Accounting

Environmental accounting is a means for Marubeni to evaluate the costs of environmental conservation related to the Group's environmental measures, and the effects of those conservation measures. We use our own classification system to categorize the Marubeni Group's environmental measures when calculating the cost of environmental conservation.

The Costs and Effects of Environmental Conservation in 2005

The costs and effects of the environmental conservation measures undertaken by our Tokyo and Osaka head offices, 3 branch companies (Hokkaido, Nagoya, Kyushu), and one branch office (Shizuoka) for fiscal 2005 (April 2005 to March 2006) are as follows. Figures for fiscal 2004 (April 2004 to March 2005) are offered for comparison.

(Units: Thousand of Yen)

Environmental Preservation Costs	Fiscal 2004	Fiscal 2005	Effects
System Maintenance Costs			■Thorough implementation of environmental consideration during project development (See page 43) ■Expansion of initiatives with vendors that consider the environment (See page 43) ■Promotion of environmental consideration at subsidiaries (See page 43) ■Promotion of environmental businesses See pages 51-55 ■Self-Inspection and Auditing See page 46 ■Education and Training See page 45 ■Environment-related verification of business operations See page 46
Wages of environmental management organization personnel	189,873	200,258	
Verification, Maintenance and Expansion of EMS (including subsidiary companies)	7,939	5,380	
Audit/assessment-related costs	2,431	2,732	
Environmental education/training (including subsidiary companies)	4,559	3,091	
Research and study	1,189	625	
Total	205,991	212,086	
Energy Conservation, Resource Conservation and Greenery Costs			■Implementation of energy, resource, and waste reduction See page 44
Investments in environmental facilities	136,611	214,561	
Maintenance of greenery and environmental facilities	48,830	10,153	
Waste disposal costs	30,910	22,676	
Total	216,351	247,390	
Costs to Comply with Laws and Regulations			■Status of compliance with environmental laws See page 46
Package and Container Recycling Law related costs	6,203	7,774	
Environmental studies including environmental assessments	29,792	17,672	
Contribution to the industry's environmental activities	7,500	7,500	
Total	43,495	32,946	
Social Activity Costs			■CSR Report publication See page 20
CSR Report Publication	10,011	11,006	
Environmental Advertising Costs	315	315	
Environmental Research Group Activities	2,045	1,948	
Total	12,371	13,269	
Social Contribution Costs			
Donation and Membership in Environmental NGOs	1,950	3,100	
Total	1,950	3,100	
Grand Total	**480,158**	**508,791**	

Reference: For reference, below are Marubeni's environmental conservation costs categorized according to the "Environmental Accounting Guidelines, 2005" published by the Ministry of the Environment in February 2006.

(Units: Thousand of Yen)

Category		2004	2005
Business Area Cost	Environmental conservation cost to control environmental impacts which result from key business operations within the business area.	207,103	240,227
Upstream/downstream cost	Environmental conservation cost to control environmental impacts which result from key business operations upstream or downstream.	13,703	15,274
Administration cost	Environmental conservation cost stemming from administrative activities.	23,569	229,758
R&D cost	Environmental conservation cost stemming from R&D activities.	0	0
Social activity cost	Environmental conservation cost stemming from social activities.	23,569	23,532
Environmental remediation cost	Cost incurred for dealing with environmental degradation.	0	0
	Total	480,158	508,791

Economic Performance

Fiscal 2005 is the final year of the 3-year "V" Plan management plan, and the Marubeni group has exceeded its goals for each of the three terms to post record profits.

Performance Summary for 2005

The 'V' Plan strengthened portfolio management and focused on risk-return through strengthening the revenue base, and improving our financial condition. We have worked toward the plan's numerical goals: 50 billion yen of consolidated net income, less than 2 trillion yen consolidated net interest-bearing debt, and a net debt/equity ratio of less than 5. As a result, in 2005, we posted a consolidated net income of 73.8 billion yen, exceeding our 50 billion yen goal, and set profit records in three consecutive terms. Our net interest-bearing debt is 1.8764 trillion yen, lower than our 2 trillion yen goal, improving our profitability. Marubeni's net debt/equity ratio at the end of fiscal 2005 was 2.83, exceeding our target.

	Fiscal 2005	Fiscal 2004
Consolidated Total Volume of Trading Transactions	8,686.5 billion yen	7,939.4 billion yen
Consolidated Gross Trading Profit	502 billion yen	436.1 billion yen
Consolidated Net Income	73.8 billion yen	41.2 billion yen
Total Assets	4,587.1 billion yen	4,208 billion yen
Consolidated Net Interest-Bearing Debt	1,876.4 billion yen	1,823.9 billion yen
Consolidated Total Shareholders' Equity	663.8 billion yen	443.2 billion yen
Return on Assets	1.68%	0.97%
Return on Equity	13.33%	9.87%
Net Debt/Equity Ratio	2.83	4.12
Amounts per 100 Shares		
Basic Earnings	4,834 yen	2,661 yen
Diluted Earnings	4,046 yen	2,231 yen
Cash Dividends	700 yen	400 yen
Consolidated Number of Employees	27,377	24,106
Non-consolidated Number of Employees	3,562	3,586


Consolidated Shifts in Total Volume of Trading Transactions
(units: 100 million yen)
120,000
100,000
80,000
60,000
40,000
20,000
0
89,722
87,933
79,056
79,394
86,865
2001
2002
2003
2004
2005


Consolidated Shifts in Gross Trading Profit
(units: 100 million yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
4,368
4,246
4,095
4,361
5,020
2001
2002
2003
2004
2005


Consolidated Shifts in Net Income (units: 100 million yen)
800
600
400
200
0
-200
-400
-600
-800
-1,000
-1,200
-1,164
303
346
412
738
2001
2002
2003
2004
2005


Consolidated Net Interest-Bearing Debt
(units: 100 million yen)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
27,129
22,641
19,693
18,239
18,764
2001
2002
2003
2004
2005


Consolidated Total Shareholder's Equity
(units: 100 million yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2,639
2,601
3,930
4,432
6,638
2001
2002
2003
2004
2005


Net Debt/Equity Ratio
12
10
8
6
4
2
0
10.3
8.7
5.01
4.12
2.83
2001
2002
2003
2004
2005


Total Volume of Trading Transactions Per Region for FY2005
Asia & Oceania
491.6 billion yen
Other 214.2 billion yen
Europe
420.4 billion yen
North America
914.2 billion yen
Japan
6,646.1 billion yen


Total Volume of Trading Transactions
Per Operating Segment for FY2005
Iron & Steel
Strategies and
Coordination 900 million yen
Domestic Branches & Offices
133.2 billion yen
Overseas Corporate
Subsidiaries & Branches
834.9 billion yen
Finance and Logistics Business
18.7 billion yen
Agri-Marine Products
968.3 billion yen
Development &
Construction
162.8 billion yen
Plant, Power &
Infrastructure Projects
676.9 billion yen
Textile
354.4 billion yen
Forest Products &
General Merchandise
773.1 billion yen
Industrial Machinery & Information Business
375.1 billion yen
Transportation Machinery
764.4 billion yen
Chemicals
746.3 billion yen
Energy
2,188.5 billion yen
Metals & Mineral Resources
686.6 billion yen

Importance of IR and Issues

Building trust through dialog with the market: the keyword is 'interaction.'

IR (Investor Relations) consists of activities by a company to enable investors to make accurate evaluations of the company. To Marubeni, the role and function of IR are the following:

1. To disclose company information to the market in a fair and timely manner, and increase the market's understanding of Marubeni.
2. To contribute to corporate management by giving feedback to management regarding the market's opinions, comments, and requests of Marubeni.

Of importance is the move beyond one-way information communication to understand the reactions of investors and the market, and have those reactions reflected in the company's management. This two-way dialog approach creates a relationship of trust with investors, and allows them to better evaluate our company. Actively disclosing information also increases the transparency of management, and strengthens corporate governance.

Some concrete measures in this area include the improvement of IR tools for information disclosure. The IR section of the homepage carries financial information in English and Japanese on the day our financial results are presented. Videos of the presentation and summaries of the question and answer session are also published on the homepage.

Marubeni also understands that the involvement of the top levels of management in IR activities is necessary to give investors an accurate picture of the company. Each year, the President holds a financial statement session (full-year and interim results) and meets with domestic and international institutional investors.

At each General Meeting of Shareholders, we are improving the visual component of presentations, and employing narrators, to make the meeting clearer to the audience. A summary of the discussions is also later posted on the homepage. To increase convenience for shareholders, we are also implementing electronic voting.

Marubeni's IR activities are aimed not only at shareholder investors, but at a wide range of stakeholders, including bond investors, financial institutions, credit rating agencies, and vendors.

New Medium-Term Management Plan "G" PLAN

The completion of the "V" PLAN put the Marubeni Group on strong footing in terms of revenue base and financial condition. The "G" PLAN is a new two-year management plan designed to accelerate and enable a new level of future growth.

Speed and Attack

Under the "G" PLAN, a strong "defense" will be created by further strengthening the management system, while creating an "offence" by expanding the scope of our business operations, improving and diversifying our offerings to customers, and aggressively investing in strategic areas through the forward-looking and bold efforts of our employees. Through this plan, the Marubeni Group will achieve sustainable growth.

In practice, Marubeni will work to achieve quantitative targets by implementing these management policies.

● Management Policies and Strategies

Management Policy
● The Group with a solid "win-win" customer relationship, providing high quality merchandise, services and functions from the customers' standpoint.
● The Group with social contribution and sustainable growth, taking change of bisuness environment in advance, throughout persistent challenge and innovation.
● The Group with stable revenue base, by piling up prime assetes and pursuit of efficiency.

	Business Strategy
Measures	Prioritizing allocation of management resources into strategic fields
	Reinforcement of Portfolio Management
	Reinforcement of Risk Management
	Application and development of Human Resource
	Enhancing CSR and Internal Control
	Pursuing comprehensive strength with cross divisional function

● Quantitative Targets

Category	Item	Target
Profitability	Consolidated Profit After Taxes	220 billion yen Total for 2 years
Profitability	Risk Return	10% +
Profitability	ROA	2% +
Stability	Shareholders' Equity	820 billion yen
Stability	Risk Assets	Approx. 750 billion yen
Stability	Consolidated Net D/E Ratio	2.0 s
Scale	Total Assets	5,000 billion yen
New Credit and Investment	Investment	500-600 billion yen Total for 2 years


Profit After Tax, Core-Earnings
(Billions of yen)
250
200
150
100
50
0
Profit After Tax
Core-Earnings
30.3
101.3
Steady buildup of profit
34.6
103.0
41.2
124.7
Completion of groundwork-laying for further growth
73.8
193.6
Forecast 100
Further growth & achievement
Forecast 240
Forecast 120
220 billion yen of profit total for 2 years
FY2002
FY2003
FY2004FY
FY2005
FY2006
FY2007
Action21 "A" PLAN
"V" PLAN
"G" PLAN
Core-Earnings: Operating Profits − Bad Dept Expenses + Dividends ± Equity Gain/Loss (ex. Restructuring losses)

Shareholders' Equity, Interest-Bearing Debt and Total Assets


(Billion of yen)
5,000
4,000
3,000
2,000
1,000
0
Shareholders' Equity
Net Interest-Bearing Debt
Total Assets
4,322
2,264
260
4,254
1,969
393
4,208
1,824
443
4,587
1,876
664
5,000
2,200
820
Enhancing financial strength
Expanding the scale of assets through investment in prime assets
Accrual of capital of Shareholders' Equity through building up profit

	March - 2003	March - 2004	March - 2005	March - 2006		March - 2008
Net D/E Ratio	x 8.70	x 5.01	x 4.12	x 2.83	→	x 2.00s
ROA	0.66%	0.81%	0.97%	1.68%		2.0%+

Action21 "A" PLAN → "V" PLAN → "G" PLAN

Promotion of CSR-Focused Management

Marubeni will pursue CSR prioritized management, while striking a balance between 'offense' and 'defense,' to achieve sustainable growth.

Enhancing CSR prioritization and consciousness toward the merit of stakeholders in the management of Marubeni


Customers' Trust
Work Environment and Benefits for Employees
Increase in Corporate Value From the Viewpoint of Shareholders
Social Contribution and Co-existence with the Natural Environment
Pursuing the merit, satisfaction and trust of Marubeni group's individual stakeholders
Co-existence
Society
Fairness
Environment
Economy
Law, Regulations, Culture, Tradition, Ethics
Equilibrium
Fostering sound corporate management activities
●Enforcement of Law Compliance
●Enhancing Internal Control
▶ Ensuring the reliability of financial statements
▶ Promoting efficiency in operations
●Development of Human Resources
+
Promoting co-existence, co-prosperity with society and the environment
●Contribution to Society
●Environmental Preservation Activities

A Third-Party Opinion on the Marubeni Corporation "CSR Report 2006"



Junichi Mizuo, Ph.D.
COE Professor, Tokyo Institute of Technology
Professor, Graduate School, Surugadai University

Professor Mizuo has a Ph.D. in Business Administration, and is the director of the Institute of Economics at Surugadai University. He serves as an external member of the Corporate Ethic Committee of Seibu Holdings, and an associate of Shiseido Co., Ltd. Professor Mizuo has written several books, including Improving Management through CSR (published by Toyo Keizai Inc.) and Management Ethics of Self-Governance (published by Chikura Publishing Company.)

The Marubeni Corporation is currently in the process of implementing the "G" Plan as part of a management strategy to focus on CSR. This year's CSR Report outlines Marubeni's strengthening global perspective on the economy, society, and the environment, as well as their efforts to foster human development and invigorate organizations. In the following, I give my opinion on these and other points.

Exceptional Points

1. Information regarding Marubeni's strong position of "CSR as Defense" is being sufficiently disclosed.

Marubeni's measures to ensure legal compliance through their internal control system initiatives in corporate governance and the MARICO project, as well as their compliance system, are clear evidence for a strong management foundation based on 'CSR as Defense.'

2. Information regarding Marubeni's global perspective on social contribution and the environment through "CSR as Offense" is being sufficiently disclosed.

Marubeni's diverse social contribution activities have been well publicized. These include their overseas scholarship programs, which take advantage of their global position, donations for social welfare centered on the 31-year-old Marubeni Foundation, and other efforts by individual employees and groups. Their efforts for the environment, which are focused on low energy and resource use and waste reduction, are not just limited to such the company's internal efforts, but are part of its business activities: wind power in South Korea, and the emissions rights business to reduce greenhouse gases, show the global scope of their environmental considerations.

3. Information regarding the Marubeni management's strong focus on employees is being sufficiently disclosed.

Marubeni uses career markets and self-development support programs to invigorate employees and organizations. In addition, Marubeni has effectively communicated their focus on human rights and labor. In this year's report, the special feature introduced "Team FAIR 'IZA-NAMI'", begun in August 2005, showing their active effort to create a comfortable working environment for women.

Points in Need of Improvement

1. More should be reported on integrated CSR activities with vendors and investments.

Marubeni possesses a network that spans 73 nations and 134 locations. Their vendors in these places are customers under the "G" Plan, as well as partners for promoting CSR. The same is true for companies in which Marubeni invests. It is part of the work of corporations to improve the standard of living in local communities in Japan and abroad, as well as contribute to the prosperity of the countries in which Marubeni operates. To achieve this, Marubeni might adopt ethical standards for selecting vendors and investments, and publish information in this report and on their homepage. Marubeni should also work together with vendors, the companies it invests in and national governments to clarify the structure and policy regarding CSR activities. This also connects with Marubeni's responsibility to disclose information to its own investors.

2. Marubeni should clarify its direction for the future of its employee development and support activities.

The work of and for employees is extremely important to CSR activities. That is, employees are both an important stakeholder, and key people in promoting CSR. For this reason, Marubeni should present concrete, numerical goals showing the direction from present to future of the support system for employees. For example, this year's "Team FAIR 'IZA-NAMI'" support system could next year be further developed to show clear numerical goals for the number of female employees, the proportion of women in management positions, and hiring plans for women. Similarly from the viewpoint of human rights and labor, Marubeni should clarify rates of employment for the disabled, foreign citizens, and the issues and rates of usage for human resource structures.

Corporate Data (current as of March 31, 2006, except * current as of April 1, 2006)

Company Name: Marubeni Corporation
Founded: May 1858
Incorporated: December 1, 1949
Paid-in Capital: 262,686,000,000 yen
Number of Shareholders: 143,638
Number of Shares Issued and Outstanding: 1,608,451,165
Number of Employees: 3,562 (not including 1,647 at overseas branch companies and subsidiaries)
Number of Domestic Offices*: 13
Number of Overseas Branches, Offices, and Subsidiaries*: 121 locations in 72 countries (48 overseas offices, 23 overseas subsidiaries with 73 offices)

History
1858 May : Marubeni founded
1872 Jan. : "Benichu" established in Motomachi, Osaka.
1921 Mar. : Marubeni Shoten, Ltd. established.
1941 Sep. : Sanko Kabushiki Kaisha, Ltd. established through the merger of Marubeni Shoten Ltd., C. Ito & Co. Ltd., and Kishimoto Shoten Ltd.
1944 Sep. : Daiken Co., Ltd. established through the merger of Sanko Kabushiki Kaisha Ltd., Daido Boeki Kaisha Ltd., and Kureha Cotton Spinning Co., Ltd.
1949 Dec. : Marubeni Co., Ltd. established.
1955 Sep. : Name changed to Marubeni-Iida Co., Ltd. from the merger of Marubeni Co., Ltd. and Takashimaya-Iida & Co., Ltd.
1966 Apr. : Merger with Totsu Co., Ltd.
1972 Jan. : Trade name changed to Marubeni Corporation.
1973 Jan. : Merger with Nanyo Bussan Co., Ltd.

Organizational Chart



General Meeting of Shareholders
Board of Directors
President
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Department
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Department
General Affairs Department
Human Resources Department
Corporate Communications Department
Corporate Planning & Coordination Department
Regional Strategy & Coordination Department
Information Strategy Department
Corporate Accounting Department
Finance Department
Risk Management Department
Legal Department
Research Institute
Osaka Planning & Administration Department
Agri-Marine Products Division
Textile Division
Forest Products & General Merchandise Division
Chemicals Division
Energy Division
Metal and Mineral Resources Division
Transportation & Industrial Machinery Division
Power Projects Division
Plant, Ship & Infrastructure Projects Division
Information & Communication Division
Development & Construction Division
Finance, Logistics, & New Business Division
Iron & Steel Strategies and Coordination Department
Business Incubation Department
Domestic Branches and Offices
Overseas Branches and Offices

Number of Employees
(Non-consolidated: as of March 31, 2006)



6000
5000
4000
3000
2000
1000
0
4,234
3,914
3,717
3,586
3,562
2001
2002
2003
2004
2005

Number of Employees by Region
(Non-consolidated: as of March 31, 2006)



Other: 125
Asia: 279
Europe: 95
North America: 115
Japan: 2,948

Reference Guidelines

The GRI "Sustainability Reporting Guidelines 2002" and the Ministry for the Environment "Environmental Report Guidelines (2005 Edition)" were consulted in the formation of this report. The sections referred to in the GRI Guidelines are shown in the table below.

GRI Content Index

Content	Pages
1. Vision and Strategy	
1.1 Statement of the organisation's vision and strategy regarding its contribution to sustainable development.	9-10, 59-60
1.2 Statement from the CEO (or equivalent senior manager) describing key elements of the report.	3-4
2. Profile	
Organisational Profile	
2.1 Name of reporting organisation	62
2.2 Major products and/or services, including brands if appropriate.	7-8, 47-55,58
2.3 Operational structure of the organisation.	7-8, 57-58
2.4 Description of major divisions, operating companies, subsidiaries, and joint ventures.	62
2.5 Countries in which the organisation's operations are located.	Back cover
2.6 Nature of ownership; legal form.	62
2.7 Nature of markets served.	7-8, 10
2.8 Scale of the reporting organisation	57-58, 62
2.9 List of stakeholders, key attributes of each, and relationship to the reporting organisation.	10
Report Scope	
2.10 Contact person(s) for the report, including e-mail and web addresses.	20, Back cover
2.11 Reporting period (e.g., fiscal/calendar year) for information provided.	2
2.12 Date of most recent previous report (if any).	20
2.13 Boundaries of report (countries/regions, products/services, divisions/facilities/joint ventures/subsidiaries) and any specific limitations on the scope.	43-44
Report Profile	
2.18 Criteria/definitions used in any accounting for economic, environmental, and social costs and benefits.	56
2.20 Policies and internal practices to enhance and provide assurance about the accuracy, completeness, and reliability that can be placed on the sustainability report.	2
2.21 Policy and current practice with regard to providing independent assurance for the full report.	2, 61
2.22 Means by which report users can obtain additional information and reports about economic, environmental, and social aspects of the organisation's activities, including facility-specific information (if available).	19-20
3. Governance Structure and Management Systems	
Structure and Governance	
3.1 Governance structure of the organisation, including major committees under the board of directors that are responsible for setting strategy and for oversight of the organisation.	13
3.4 Board-level processes for overseeing the organisation's identification and management of economic, environmental, and social risks and opportunities.	13
3.6 Organisational structure and key individuals responsible for oversight, implementation, and audit of economic, environmental, social, and related policies.	2, 13, 41
3.7 Mission and values statements, internally developed codes of conduct or principles, and polices relevant to economic, environmental, and social performance and the status of implementation.	3-4, 9, 14-16, 18, 21, 29-30, 41, 59-60
3.8 Mechanisms for shareholders to provide recommendations or direction to the board of directors.	13
Stakeholder Engagement	
3.9 Basis for identification and selection of major stakeholders.	10
3.10 Approaches to stakeholder consultation reported in terms of frequency of consultations by type and by stakeholder group.	10, 19-20, 58
3.12 Use of information resulting from stakeholder engagements.	10, 20
Overarching Policies and Management Systems	
3.13 Explanation of whether and how the precautionary approach or principle is addressed by the organisation.	9, 11-18, 41-46
3.14 Externally developed, voluntary economic, environmental, and social charters, sets of principles, or other initiatives to which the organisation subscribes or which it endorses.	21, 42, 63-64
3.16 Policies and/or systems for managing upstream and downstream impacts	9-18, 41-46
3.17 Reporting organisation's approach to managing indirect economic, environmental, and social impacts resulting from its activities.	9-18, 41-46
3.19 Programmes and procedures pertaining to economic, environmental, and social performance.	43-44
3.20 Status of certification pertaining to economic, environmental, and social management systems.	42
4. GRI Content Index	
4.1 A table identifying location of each element of the GRI Report Content, by section and indicator.	63-64
5. Performance Indicators	
Economic Performance Indicators	
< Direct Effect (required indicators)>	
EC1. Net sales	57
EC2. Geographic breakdown of markets	58
EC10. Donations to community, civil society, and other groups divided by cash and in-kind donations per type of group.	33-36,39

TO: CSR Section, Corporate Communications Department, Marubeni Corporation

Marubeni CSR Report 2006 Questionnaire

FAX +81-3-3282-2331

Thank you for reading the "Marubeni CSR Report 2006."
As a reference for preparing next year's report, please kindly fill out the questionnaire blow, and FAX it to the number indicated above. The results produced from the questionnaire will only be used in preparing the next report. Any personal information will not be used beyond the scope necessary for the above mentioned purpose.

Please check the applicable answers. ☑

Q1. From what standpoint did you read this report?

☐ Business partner ☐ Marubeni shareholder ☐ Government-related ☐ Press-related ☐ Research/education institution ☐ Financial/investment organization ☐ Person in charge of environmental affairs at a company or organization ☐ NGO/NPO ☐ Student ☐ Employee (including family members) of Marubeni Group ☐ Other [Please specify:]

Q2. For what purpose do you intend to use this report?

☐ General reference ☐ Business partner reference ☐ Investor reference

☐ Other [Please specify:]

Q3. Please evaluate this report.

Content	☐ Sufficient	☐ Average	☐ Insufficient	Design	☐ Good	☐ Average	☐ Poor
Length	☐ Too long	☐ Appropriate	☐ Too short	Difficulty	☐ Easy to understand	☐ Average	☐ Difficult to understand

Q4. Which sections of this report were particularly impressive? Please indicate the reason for your choice. (You can select more than one section.)

☐ Publication of the CSR Report 2006
☐ Message from the President
☐ Marubeni CSR Report 2006 Overview
☐ Activities of Marubeni as a General Trading Company

General Thoughts toward CSR
☐ Marubeni Group's Corporate Social Responsibility
☐ Special Feature 1: Improvements to our Internal Control System: Building the Foundations for a Fair and Impartial Corporation
☐ Corporate Governance and CSR
☐ Permeation of a Spirit of Compliance
☐ CSR-Related Communication

Working with Our Employees
☐ Basic Philosophy on People
☐ Creating Better Working Conditions for Employees
☐ Special Feature 2: Creating a Better Workplace for Women
☐ Human Resource Education and Development Programs

Working with Society
☐ Basic Principles for Social Contribution
☐ Special Feature 3: Marubeni's Overseas Scholarship Programs
☐ Special Feature 4: The Marubeni Foundation's Social Welfare Assistance
☐ Social Contribution Activities of the Marubeni Group

Toward a Better Global Environment
☐ Basic Policies on Environmental Activities
☐ Results of Initiatives for the Environment
☐ Verification of Initiatives for the Environment
☐ Special Feature 5: Launch of the Emissions Rights Business to Reduce Greenhouse Gases
☐ Promotion of Environmental Businesses
☐ Environmental Accounting

Economic Activities
☐ Economic Performance
☐ New Medium-Term Management Plan "G" Plan

☐ A Third-Party Opinion on the Marubeni Corporation "CSR Report 2006"
☐ Corporate Data
☐ Reference Guidelines
☐ Other
Please specify:

Reasons for selections:

Q5. Which parts of the report, if any, do you think should be improved, and what details should be included?

Q6. Please feel free to make any comments on this report or on Marubeni's CSR activities.

Thank you for your cooperation. Please fill in the following section (optional).

Name		Gender	Male/Female	Age	
Address					
E-mail		TEL			
Occupation/ Organization		Department/Title			

Content	Pages
Environmental Performance Indicators	
<Core Indicators>	
EN3. Direct energy use segmented by primary source.	44
EN5. Total water use.	44
EN8. Greenhouse gas emissions.	44
EN11. Total amount of waste by type and destination.	44
EN14. Significant environmental impacts of principal products and services.	41, 51-55
EN16. Incidents of and fines for non-compliance with all applicable international declarations/conventions/treaties, and national, sub-national, regional, and local regulations associated with environmental issues.	46, 56
<Additional Indicators>	
EN17. Initiatives to use renewable energy sources and to increase energy efficiency.	44, 47-55
EN35. Total environmental expenditures by type.	56
Social Performance Indicators	
Labor Practices and Decent Work (Core Indicators)	
LA1. Breakdown of workforce, where possible, by region/country, status (employee/non-employee), employment type (full time/part time), and by employment contact (indefinite or permanent/ fixed term or temporary). Also identify workforce retained in conjunction with other employers (temporary agency workers or workers in co-employment relationships), segmented by region/country.	62
LA10. Description of equal opportunity policies or programmes, as well as monitoring systems to ensure compliance and results of monitoring.	22, 25-26
Labour Practices and Decent Work (Additional Indicators)	
LA12. Employee benefits beyond those legally mandated.	24-25
LA13. Provision for formal worker representation in decision-making or management, including corporate governance.	11, 43
LA14. Evidence of substantial compliance with the ILO Guidelines for Occupational Health Management Systems.	21
LA15. Description of formal agreements with trade unions or other bona fide employee representatives covering health and safety at work and proportion of the workforce covered by any such agreements.	24
LA16. Description of programmes to support the continued employability of employees and to manage career endings.	24
LA17. Specific policies and programmes for skills management or for lifelong learning.	27-28
Human Rights (Core Indicators)	
HR1. Description of policies, guidelines, corporate structure, and procedures to deal with all aspects of human rights relevant to operations, including monitoring mechanisms and results.	21-22
HR4. Description of global policy and procedures/programmes preventing all forms of discrimination in operations, including monitoring systems and results of monitoring.	21-22
HR6. Description of policy excluding child labour as defined by the ILO Convention 138 and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	21
HR7. Description of policy to prevent forced and compulsory labour and extent to which this policy is visibly stated and applied as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	21
Human Rights (Additional Indicators)	
HR8. Employee training on policies and practices concerning all aspects of human rights relevant to operations.	21-22
HR9. Description of appeal practices, including, but not limited to, human rights issues.	16-17
HR10. Description of non-retaliation policy and effective, confidential employee grievance system (including, but not limited to, its impact on human rights).	16-17
Society (Core Indicators)	
SO1. Description of policies to manage impacts on communities in areas affected by activities, as well as description of procedures/ programmes to address this issue, including monitoring systems and results of monitoring.	29-30
SO2. Description of the policy, procedures/management systems, and compliance mechanisms for organisations and employees addressing bribery and corruption.	15-18
SO3. Description of policy, procedures/management systems, and compliance mechanisms for managing political lobbying and contributions.	15-18
Society (Additional Indicators)	
SO4. Awards received relevant to social, ethical, and environmental performance.	54
SO7. Description of policy, procedures/management systems, and compliance mechanisms for preventing anti-competitive behaviour.	9, 15-18
Product Responsibility (Core Indicators)	
PR1. Description of policy for preserving customer health and safety during use of products and services, and extent to which this policy is visibly stated and applied, as well as description of procedures/programmes to address this issue, including monitoring systems and results of monitoring.	9, 15-18
PR2. Description of policy, procedures/management systems, and compliance mechanisms related to product information and labelling.	9, 15-18
PR3. Description of policy, procedures/management systems, and compliance mechanisms for consumer privacy.	9, 15-18
Product Responsibility (Additional Indicators)	
PR9. Description of policies, procedures/management systems, and compliance mechanisms for adherence to standards and voluntary codes related to advertising.	9, 20

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-1515
© 1996 Forest Stewardship Council

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Marubeni CORPORATION

Corporate Communications Department
1-4-2 Ohtemachi, Chiyoda-ku, Tokyo 100-8088
Tel 81-3-3282-4800 Fax 81-3-3282-2331 http://www.marubeni.com
Published July 2006